UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 15, 2021

INTERPRIVATE III FINANCIAL PARTNERS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40151	85-3069266
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 920-0125

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	IPVF.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	IPVF	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	IPVF WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Explanatory Note

On December 15, 2021, Aspiration Partners, Inc. (“Aspiration”) and InterPrivate III Financial Partners Inc. (“InterPrivate III”) announced that Aspiration and InterPrivate III had secured $315 million of incremental equity financing. The new financing includes $250 million in proceeds from the issuance of Aspiration Series X Preferred Stock (as defined below), $50 million of investment in the form of mandatorily convertible pre-merger securities of Aspiration and $15 million of investment in the form of a private placement of InterPrivate III common stock PIPE priced at $11 per share closing concurrently with the Business Combination (as defined below). In connection with such transactions, Aspiration and InterPrivate III entered into certain agreements and amended certain existing agreements as described herein.

Amended and Restated Merger Agreement

As previously disclosed, on August 18, 2021, InterPrivate III entered into an agreement and plan of merger (the “Merger Agreement”), by and among InterPrivate III, InterPrivate III Merger Sub Inc., a wholly owned subsidiary of InterPrivate III (“Merger Sub”), InterPrivate III Merger Sub II LLC, a wholly owned subsidiary of InterPrivate III (“Merger Sub II”), and Aspiration.

On December 15, 2021 (the “Amendment Date”), InterPrivate III, Merger Sub, Merger Sub II and Aspiration entered into an amended and restated agreement and plan of merger (the “A&R Merger Agreement”), amending and restating the Merger Agreement in connection with, among other things, entry into the Series X Preferred Stock Purchase Agreement (defined below). Pursuant to the A&R Merger Agreement, Merger Sub will merge with and into Aspiration with Aspiration surviving the merger as a wholly owned subsidiary of InterPrivate III (the “First Merger”) and, immediately following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II with Merger Sub II surviving the merger (the “Second Merger”). The transactions contemplated by the A&R Merger Agreement are referred to as the “Business Combination,” and in connection with the consummation of the Business Combination, InterPrivate III will be renamed and is referred to herein as “New Aspiration” as of the time following such change of name. The Business Combination has been approved by the boards of directors of each of InterPrivate III, Merger Sub, Merger Sub II and Aspiration.

Under the A&R Merger Agreement, InterPrivate III has agreed to acquire all of the outstanding equity interests of Aspiration for $1,750,000,000 in aggregate consideration (as increased by any Equity Financing Proceeds (as defined in the A&R Merger Agreement), the “Aggregate Consideration”) in the form of Class A common stock (valued for this purpose at $10.00 per share), $200,000,000 of which (represented by 20,000,000 shares of Class A common stock) will initially be issued into escrow in connection with private placements entered into with certain accredited investors to close concurrently with the closing of the Business Combination (the “Closing”) pursuant to which, among other things, InterPrivate III has agreed to issue and sell an aggregate of 20,000,000 shares of InterPrivate III Class A common stock, at a purchase price of $10.00 per share (the “PIPE Investment”) and up to $77,828,400 of which (represented by 7,782,840 shares of Class A common stock) will be initially issued into escrow for the benefit of the holders of Aspiration’s convertible senior notes. The shares of Class A common stock issued

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into escrow at the effective time of the Business Combination (the “Effective Time”) will be released to InterPrivate III to the extent InterPrivate III is obligated to issue Additional Shares (as defined in the A&R Merger Agreement) to the investors (the “PIPE Investors”) that are participating in the PIPE Investment or the convertible note holders, as applicable, and, otherwise, to the holders of capital stock of Aspiration as of immediately prior to the Effective Time.

Each Aspiration stockholder (other than holders of Aspiration’s Series C-4 preferred stock, Aspiration Series X Preferred Stock (defined below) and Aspiration common stock issued upon conversion of certain convertible senior notes) and each holder of a vested Aspiration option (as defined below) shall also receive a contingent right to receive a pro rata portion of up to 100,000,000 shares of Class A common stock of New Aspiration (the “Contingent Consideration”). The Contingent Consideration may be earned in five equal tranches of 20,000,000 shares of New Aspiration Class A common stock (x) when the closing price of New Aspiration Class A common stock equals or exceeds (i) $12.50 per share prior to the 18-month anniversary of the Effective Time, (ii) $15.00 per share prior to the 36-month anniversary of the Effective Time, (iii) $17.50 per share prior to the 36-month anniversary of the Effective Time, (iv) $20.00 per share prior to the 48-month anniversary of the Effective Time and (v) $25.00 per share prior to the 60-month anniversary of the Effective Time, in each case, as measured over any 20 trading days within any 30-day trading period prior to the end of the relevant time period applicable to each such earn out tranche or (y) when New Aspiration consummates a change of control transaction that entitles its stockholders to receive a per share consideration of at least $12.50, $15.00, $17.50, $20.00 and $25.00, as applicable. Any right to Contingent Consideration that remains unvested on the first business day after five years from Effective Time will be forfeited without any further consideration.

Pursuant to the A&R Merger Agreement, at the Effective Time, the consideration to be issued to the holders of Aspiration capital stock (other than Aspiration Series X Preferred Stock) will be in the form of Class A common stock of New Aspiration (valued at $10.00 per share). Additionally, each option to purchase shares of Aspiration common stock (an “Aspiration option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Aspiration and converted into an option to acquire shares of Class A common stock of New Aspiration with the same terms and conditions as applied to the Aspiration option immediately prior to the Effective Time; provided that the number of shares underlying such New Aspiration option will be determined by multiplying the number of shares of Aspiration common stock subject to such option immediately prior to the Effective Time by the ratio determined by dividing the per share merger consideration value by $10.00 (the quotient being the “option exchange ratio”), which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Aspiration option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the option exchange ratio, which quotient shall be rounded up to the nearest whole cent.

Pursuant to the A&R Merger Agreement, (x) immediately prior to the Effective Time, each warrant to purchase shares of Aspiration common stock that is issued and outstanding prior to the Effective Time will be either (i) exercised or terminated in accordance with its terms or (ii) assumed by New Aspiration and converted into a warrant of New Aspiration to purchase shares of New Aspiration Class A common stock and (y) prior to the Effective Time, each convertible note of Aspiration will be converted into Aspiration capital stock, paid off in accordance with the terms thereof or remain outstanding as indebtedness of New Aspiration without the right to convert into capital stock of New Aspiration. If any indebtedness of Aspiration (including with respect to convertible notes of Aspiration that remain outstanding) is not paid off at the Closing, it will be assumed by New Aspiration.

In addition, with respect to the Aspiration Series X Preferred Stock, the A&R Merger Agreement provides that, among other things, the following matters will occur on the terms and subject to the conditions set forth in the A&R Merger Agreement:

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at the Effective Time, the consideration to be issued to holders of Aspiration Series X Preferred Stock (as defined below and referred to under the heading of this Current Report on Form 8-K (this “Form 8-K”) entitled “Series X Preferred Stock Purchase Agreement”) will be in the form of a new class of preferred stock of InterPrivate III to be designated as “Series X Preferred Stock” (defined herein as “New Aspiration Series X Preferred Stock”) pursuant to a New Aspiration Certificate of Designations (as defined below) to be filed with the Secretary of State of the State of Delaware on or prior to the closing date of the Business Combination (the “Closing Date”); and

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•

the outstanding Aspiration Series X Preferred Stock will be excluded from the Exchange Ratio (as defined in the A&R Merger Agreement) and will be exchanged for New Aspiration Series X Preferred Stock on a one-for-one basis with neither (i) the right to receive any of the shares of Class A common stock that are issued into escrow at the Effective Time for the benefit of PIPE Investors or certain note holders, as the case may be, nor (ii) any contingent right with respect to the shares of New Aspiration Class A common stock subject to the earn out provisions of the A&R Merger Agreement.

In addition, the A&R Merger Agreement amended certain closing conditions and termination provisions in the Merger Agreement, including:

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each party’s ability to terminate the A&R Merger Agreement if the Closing has not occurred on or before May 18, 2022 (the “Outside Date”) will be extended to July 19, 2022 if the Registration Statement on Form S-4, which will include the proxy statement/prospectus of InterPrivate III (the “Registration Statement”), has not been declared effective by April 18, 2022, provided that if the approval of the stockholders of InterPrivate III is obtained at least five business days before the Outside Date (as may be extended), Aspiration will have no right to terminate the A&R Merger Agreement pursuant to this termination right if the Business Combination has not closed by the Outside Date solely as a result of the Minimum Cash Condition (as defined below) having not been satisfied on or prior to the Closing Date;

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Aspiration will be able to terminate the A&R Merger Agreement in the event that the dollar amount of InterPrivate III’s trust account after giving effect to applicable redemptions, the gross proceeds from the issuance of Aspiration Series X Preferred Stock, the PIPE and any pre-Closing junior equity financing (including the previously completed mandatorily convertible preferred stock issuance by Aspiration that closed subsequent to the date of the Merger Agreement), taken together as a whole, is less than $450,000,000 on or prior to the Closing Date (such condition, the “Minimum Cash Condition”) (and all other closing conditions have been satisfied, as applicable);

•

InterPrivate III will be able to terminate the A&R Merger Agreement during the period beginning three business days following the Outside Date if the approval of the stockholders of InterPrivate III has been obtained and the Minimum Cash Condition is unsatisfied (and all other closing conditions have been satisfied, as applicable); and

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Aspiration will be required to pay InterPrivate III (i) a termination fee of $30,000,000 if Aspiration terminates the A&R Merger Agreement because the Minimum Cash Condition is unsatisfied on or prior to the Closing Date and (ii) a termination fee of $17,000,000 if InterPrivate III terminates the A&R Merger Agreement during the period beginning three business days following the Outside Date if the approval of the stockholders of InterPrivate III has been obtained and the Minimum Cash Condition is unsatisfied.

The Business Combination is expected to close in the first quarter of 2022, subject to the required approval of InterPrivate III’s shareholders and the fulfillment of other customary closing conditions.

The parties to the A&R Merger Agreement have made customary representations and warranties for a transaction of this type. The representations and warranties made under the A&R Merger Agreement will generally not survive the Closing. In addition, the parties to the A&R Merger Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of InterPrivate III and Aspiration and their respective subsidiaries during the period between the execution of the A&R Merger Agreement and the Closing, covenants with respect to making the filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and covenants with respect to the preparation and filing of the Registration Statement. The covenants made under the A&R Merger Agreement will not survive the Closing, unless by their terms they are to be performed in whole or in part after the Closing. The A&R Merger Agreement also provides that, immediately following the Closing, a nominee proposed by InterPrivate III and reasonably acceptable to Aspiration will be appointed to New Aspiration’s initial board of directors.

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The Closing is subject to certain customary conditions, including, among other things: (i) approval by InterPrivate III’s stockholders and Aspiration’s stockholders of the A&R Merger Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act, (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, (iv) the shares of New Aspiration Class A common stock to be issued in connection with the Business Combination having been approved for listing on the New York Stock Exchange, (v) that InterPrivate III shall have at least $5,000,001 of net tangible assets after giving effect to any redemptions of shares of its Class A common stock and the PIPE Investment Amount (as defined in the A&R Merger Agreement), (vi) effectiveness of the Registration Statement, (vii) receipt of approval of the Business Combination from the Financial Industry Regulatory Authority Inc., (viii) the accuracy of the representations and warranties, covenants and agreements of InterPrivate III and Aspiration, respectively, and (ix) solely with respect to Aspiration, the satisfaction of the Minimum Cash Condition.

The A&R Merger Agreement may be terminated by InterPrivate III or Aspiration under certain circumstances, including, among others, (i) by mutual written agreement of InterPrivate III and Aspiration, (ii) subject to the exceptions noted above, by either InterPrivate III or Aspiration if the Closing has not occurred on or before Outside Date, as may be extended, (iii) by either InterPrivate III or Aspiration if any governmental authority has enacted, issued, promulgated, enforced or entered any governmental order of competent jurisdiction which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination (subject to certain exceptions), (iv) by either of InterPrivate III or Aspiration if the other party has materially breached the A&R Merger Agreement under certain circumstances, (v) by either InterPrivate III or Aspiration if InterPrivate III has not obtained the required approval of its stockholders at the special meeting, (vi) by InterPrivate III if Aspiration has not obtained the required approval of its stockholders within ten business days after the effectiveness of the Registration Statement, (vii) by InterPrivate III if certain financial statements are not delivered by Aspiration within the necessary timeframes or differ materially from certain draft financial statements shared prior to the execution of the A&R Merger Agreement, (viii) by Aspiration following a modification in the recommendation of InterPrivate III’s board of directors or (ix) by Aspiration if the Minimum Cash Condition is not satisfied (and all other closing conditions described in clauses (i)-(viii) in the preceding paragraph above have been satisfied).

The foregoing descriptions of the A&R Merger Agreement and the Business Combination do not purport to be complete and are qualified in their entirety by the terms and conditions of the A&R Merger Agreement, a copy of which is included as Exhibit 2.1 hereto and is incorporated herein by reference. The A&R Merger Agreement contains representations, warranties and covenants that the parties to the A&R Merger Agreement made to each other as of the date of the A&R Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the A&R Merger Agreement. The A&R Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about InterPrivate III, Aspiration or any other party to the A&R Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the A&R Merger Agreement, which were made only for purposes of the A&R Merger Agreement and as of specific dates, were solely for the benefit of the parties to the A&R Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the A&R Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the A&R Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the A&R Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the A&R Merger Agreement, which subsequent information may or may not be fully reflected in InterPrivate III’s public disclosures.

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Series X Preferred Stock Purchase Agreement

Concurrently with the execution of the A&R Merger Agreement, InterPrivate III and Aspiration entered into a Series X Preferred Stock Purchase Agreement (the “Purchase Agreement”) with OCM Aspiration Holdings, LLC (the “Purchaser”). Pursuant to the Purchase Agreement, Aspiration has agreed to issue and sell to the Purchaser an aggregate of 27,777,777 shares of a newly designated series of preferred stock designated as Series X Preferred Stock of Aspiration, par value $0.000003 per share (the “Aspiration Series X Preferred Stock”), for an aggregate purchase price of $250,000,000, which is net of the original issue discount of 10% (the “Series X Financing”), with shares of Aspiration Series X Preferred Stock having the powers, designations, preferences and other rights set forth in the Aspiration Certificate of Designations (as defined below). The closing of the issuance and sale of Aspiration Series X Preferred Stock occurred concurrently with the execution of the A&R Merger Agreement. Aspiration intends to use the proceeds from the issuance and sale of the Aspiration Series X Preferred Stock for general corporate purposes and to pay expenses relating to the issuance of the Aspiration Series X Preferred Stock. The Purchase Agreement also provides that New Aspiration will grant the Purchaser registration rights pursuant to the Registration Rights Agreement (as defined below).

The foregoing description of the Purchase Agreement is subject to and qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is included as Exhibit 10.1 hereto and is incorporated herein by reference.

Certificate of Designations

The shares of New Aspiration Series X Preferred Stock to be issued in exchange for shares of Aspiration Series X Preferred Stock pursuant to the A&R Merger Agreement, upon their issuance, will have the powers, designations, preferences, and other rights as set forth in a Certificate of Designations of the New Aspiration Series X Preferred Stock that will be filed by InterPrivate III with the Secretary of State of the State of Delaware on or prior to the Closing Date (the “New Aspiration Certificate of Designations”). The New Aspiration Series X Preferred Stock will have, mutatis mutandis, substantially similar powers, designations, preferences, and other rights as set forth in the Certificate of Designations of the Aspiration Series X Preferred Stock that was filed with the Secretary of State of the State of Delaware upon the consummation of the transactions contemplated by the Purchase Agreement (the “Aspiration Certificate of Designations”).

Voting and Consent Rights

The New Aspiration Series X Preferred Stock will not have any voting rights or rights to convert such preferred shares into shares of New Aspiration Class A common stock. Holders of a majority of the outstanding shares of New Aspiration Series X Preferred Stock will be entitled to elect (i) one director to the board of directors of New Aspiration after the ninth anniversary of the Closing Date and upon a Medium Event (as defined below) and (ii) two directors to the board of directors of New Aspiration upon a Major Event (as defined below). New Aspiration will need to obtain the prior written consent of holders of a majority of the outstanding shares of New Aspiration Series X Preferred Stock for, among other things: (i) effecting any change of control, liquidation event or merger or consolidation of New Aspiration unless the entirety of the applicable Series X Redemption Price (as defined below) is paid with respect to all then issued and outstanding shares of Series X Preferred Stock, (ii) amending Aspiration’s organizational documents to the extent such amendment has an adverse effect on the holders of Series X Preferred Stock, (iii) increasing or decreasing the number of authorized shares of New Aspiration Series X Preferred Stock, (iv) creating any class or series of New Aspiration capital stock that is pari passu or senior to the New Aspiration Series X Preferred Stock, (v) incurring indebtedness, except for indebtedness incurred under Aspiration’s existing secured debt facilities, debt incurred that allows New Aspiration to satisfy a total net leverage ratio of 3.0x and debt incurred for the redemption of the New Aspiration Series X Preferred Stock (subject to limited exceptions), (vi) declaring, paying or making certain dividends and undertaking certain stock repurchases (subject to limited exceptions) and (vii) certain other specified actions.

Dividends

The dividend rate with respect to the New Aspiration Series X Preferred Stock will be either 8.0% per year in cash or, if not paid in cash, will be paid “in-kind” by accruing at a rate of 8.0%, 11.0% or 12.0% per year for any dividend period ending on or prior to the second anniversary of the Closing Date, between the second and third anniversaries of the Closing Date or between the third and fourth anniversaries of the Closing Date, respectively. New Aspiration may elect either form of dividend payment until the fourth anniversary of the Closing Date, and dividends must be paid in cash thereafter.

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Each of the dividend rates set forth above will increase by (i) 5.0% per annum (a) if New Aspiration fails to pay any dividend that is required to be paid in cash if surplus cash is available, (b) if New Aspiration defaults on payment with respect to a Liquidation (as defined below) or redemption, (c) if New Aspiration is in material breach of certain covenants under the New Aspiration Certificate of Designations, subject to certain cure periods, (d) if New Aspiration experiences a bankruptcy or insolvency event, whether voluntary or involuntary, (e) if New Aspiration fails to deliver New Aspiration Class A common stock to a holder of New Aspiration Series X Preferred Stock upon the valid exercise of the Warrant (the foregoing clauses (a) through (e), a “Major Event”), (f) if New Aspiration fails to pay any dividend that is required to be paid in cash if surplus cash is unavailable, (g) if New Aspiration is in material breach of certain other covenants under the New Aspiration Certificate of Designations, subject to certain cure periods, (h) if New Aspiration defaults on outstanding indebtedness or if outstanding indebtedness is accelerated, in each case, in excess of $50,000,000 or (i) if New Aspiration fails to pay an applicable final judgment in excess of $25,000,000 (the foregoing clauses (f) through (i), a “Medium Event,” and together with a Major Event, an “Event of Noncompliance”), or (ii) 3.0% per annum if New Aspiration is in material breach of certain other covenants under the New Aspiration Certificate of Designations that is not a Major Event or Medium Event, subject to certain cure periods (the dividend rate as increased in each of the foregoing cases, the “Noncompliance Incremental Rate”). In addition, if InterPrivate III does not have at least $200,000,000 of cash at the Closing (excluding proceeds from the issuance of New Aspiration Series X Preferred Stock), the dividend rates set forth above will increase by 5.0% per annum (exclusive of any Noncompliance Incremental Rate then in effect) and will remain in effect until, after the Closing Date, New Aspiration has $200,000,000 of cash (the dividend rate as increased by this sentence, the “de-SPAC Incremental Rate”). New Aspiration may elect to pay both the Noncompliance Incremental Rate and the de-SPAC Incremental Rate in cash or “in-kind.”

Springing Rights

Upon the occurrence of a Major Event that has continued for 90 days (and upon the occurrence of certain Major Events, and in certain circumstances, 180 days) or upon the occurrence of a Medium Event that has continued for 180 days, subject to certain time extensions, for so long as such Event of Noncompliance is continuing (the period following termination of the foregoing cure periods, the “Liquidity Period”), the holders of a majority of the outstanding shares of New Aspiration Series X Preferred Stock shall have the right to cause New Aspiration to pursue an issuance of securities, a Liquidation (as defined below), merger, sale of assets or similar transaction or series of transactions, a leveraged recapitalization or any other transaction or series of transactions (each, a “Liquidity Transaction”) generating sufficient proceeds available for distribution to holders of New Aspiration Series X Preferred Stock to pay the entirety of the Series X Redemption Price (as defined below). During the Liquidity Period, New Aspiration shall direct an independent financial advisor, approved by the holders of a majority of the outstanding shares of New Aspiration Series X Preferred Stock then outstanding, to establish procedures to effect a Liquidity Transaction in an orderly manner with the objective of achieving the highest available value for New Aspiration within a reasonable period of time and the payment of the entire Series X Redemption Price payable in respect of all outstanding shares of New Aspiration Series X Preferred Stock. However, if a Liquidity Period has commenced and the Event of Noncompliance is cured, New Aspiration may discontinue and will not be required to pursue a Liquidity Transaction.

Immediately following the commencement of a Liquidity Transaction, holders of a majority of the outstanding shares of New Aspiration Series X Preferred Stock may take control of and direct the process of a Liquidity Transaction and cause New Aspiration to consummate, subject to any requisite stockholder approvals, any Liquidity Transaction in order to redeem the New Aspiration Series X Preferred Stock at the Series X Redemption Price.

Furthermore, during a Liquidity Period, unless New Aspiration is able to redeem outstanding New Aspiration Series X Preferred Stock at the then applicable Series X Redemption Price as a result, New Aspiration will need to obtain the prior written consent of holders of a majority of the outstanding shares of New Aspiration Series X Preferred Stock to acquire any business, incur any indebtedness, repurchase capital stock or make distributions (subject to certain exceptions) or fail to redeem outstanding New Aspiration Series X Preferred Stock with surplus cash (subject to applicable law and the terms of any indebtedness of New Aspiration).

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Ranking and Liquidation Preference

The New Aspiration Series X Preferred Stock will rank senior to New Aspiration’s common stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of New Aspiration (a “Liquidation”). Upon a Liquidation, each share of New Aspiration Series X Preferred Stock would be entitled to the applicable Series X Redemption Price. The liquidation preference of the New Aspiration Series X Preferred Stock will be equal to $10 per share (the “Series X Liquidation Preference”).

Redemption Rights and Series X Redemption Price

New Aspiration will have the right to redeem all or any portion of the New Aspiration Series X Preferred Stock at any time by paying the applicable Series X Redemption Price; provided, however, that no optional redemption will be permitted that would result in less than 33% of the shares of New Aspiration Series X Preferred Stock that are issued on the Closing Date to remain outstanding following such redemption unless all remaining shares of New Aspiration Series X Preferred Stock are redeemed.

Each holder of New Aspiration Series X Preferred Stock will have the option to require New Aspiration to redeem any portion of the New Aspiration Series X Preferred Stock at the Series X Redemption Price: (i) at any time after the ninth anniversary of the Closing Date or (ii) upon the occurrence of a Major Event (following the expiration of the applicable cure period) at the election of the holders of a majority of the outstanding shares of New Aspiration Series X Preferred Stock. New Aspiration will be required to redeem all of the outstanding shares of New Aspiration Series X Preferred Stock at the Series X Redemption Price automatically upon the occurrence of a change of control, a Liquidation or an insolvency event.

The following table sets forth the “Series X Redemption Price”:

Timing of Redemption	Series X Redemption Price
Until 30 months after the Closing Date (the “First Optional Call Date”)	Make-Whole Amount (as defined below)
From the First Optional Call Date until the first anniversary of the First Optional Call Date	106% of the sum of the Series X Liquidation Preference and accrued but unpaid dividends
From the first anniversary of the First Optional Call Date until 66 months following the First Optional Call Date	103% of the sum of the Series X Liquidation Preference and accrued but unpaid dividends
From and after the date 66 months after the First Optional Call Date	100% of the sum of the Series X Liquidation Preference and accrued but unpaid dividends

The “Make-Whole Amount” with respect to any redemption of any share of New Aspiration Series X Preferred Stock prior to the First Optional Call Date is defined in the New Aspiration Certificate of Designations as an amount equal to the sum of (A) the remaining dividends that would accrue on such shares being redeemed from the day immediately following the redemption date to the First Optional Call Date at 8.0% as may be increased by the de-SPAC Incremental Rate or the Noncompliance Incremental Rate, if applicable, plus (B) the Series X Liquidation Preference of such shares being redeemed plus (C) the then current amount of accrued in-kind dividends on such shares being redeemed, assuming that, for purposes of calculating the foregoing, the shares of New Aspiration Series X Preferred Stock being redeemed were to remain outstanding through the First Optional Call Date.

Series X Minimum Cash Balance

Pursuant to the New Aspiration Certificate of Designations, New Aspiration will also be required to maintain a minimum cash balance of $50,000,000 at all times so long as the New Aspiration Series X Preferred Stock remains outstanding. However, if Aspiration and its subsidiaries have less than $10,000,000 in outstanding indebtedness, the required minimum cash balance is reduced to $30,000,000.

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The foregoing description of the New Aspiration Certificate of Designations does not purport to be complete and is subject to and qualified in its entirety by reference to the form of New Aspiration Certificate of Designations, the form of which is included as Exhibit 3.1 hereto and is incorporated herein by reference.

Investor Rights Agreement

InterPrivate III has agreed to enter into an Investor Rights Agreement with the Purchaser to be effective upon the Closing Date (the “New Aspiration Investor Rights Agreement”) on substantially similar terms and conditions (while taking into account the consummation of the Business Combination), as those contained in the Investor Rights Agreement (as defined below) set forth below, such that New Aspiration, upon the Closing, shall be subject to the New Aspiration Investor Right Agreement.

As a condition to the closing of the Purchase Agreement, Aspiration and the Purchaser entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which, among other things, Aspiration granted the Purchaser certain customary registration rights with respect to the shares of Aspiration common stock underlying the Warrant and certain other securities that may be issued to the Purchaser in respect of the Warrant.

In addition, pursuant to the Investor Rights Agreement, for so long as shares of the Aspiration Series X Preferred Stock issued on the Series X Closing Date remain outstanding, the Purchaser will have (i) a participation right, subject to certain exceptions, pursuant to which the Purchaser may maintain its ownership percentage of Aspiration common stock in connection with future offerings or sales of Aspiration equity securities and (ii) a right of first offer with respect to the provision of any future debt or preferred equity financing to Aspiration or its subsidiaries. The Investor Rights Agreement also provides that, so long as 33% of the Aspiration Series X Preferred Stock issued on the Series X Closing Date remains outstanding, the Purchaser will be entitled to appoint one non-voting observer to the board of directors of Aspiration. The Investor Rights Agreement further contains a number of other customary covenants and agreements, including certain standstill provisions, preemptive rights, rights of first refusal with respect to future debt financing transactions and information rights.

The Investor Rights Agreement provides that the Purchaser will be restricted from transferring the Aspiration Series X Preferred Stock to parties unaffiliated with the Purchaser without the prior written consent of Aspiration for one year following the closing of the issuance of Aspiration Series X Preferred Stock. From and after such date, the Purchaser will be restricted from transferring the Aspiration Series X Preferred Stock to parties unaffiliated with the Purchaser without the prior written consent of Aspiration, which consent may not be unreasonably withheld by Aspiration (other than in the event of a transfer to certain restricted transferees).

The foregoing description of the New Aspiration Investor Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the New Aspiration Investor Rights Agreement, a copy of which is included as Exhibit 10.2 hereto and is incorporated herein by reference.

Subscription Agreement

In connection with the Series X Financing, InterPrivate III and the Purchaser entered into a subscription agreement (the “Subscription Agreement”), pursuant to which, among other things, InterPrivate III agreed to issue and sell, in a private placement to close concurrently with the Closing, an aggregate of 1,363,636 shares of InterPrivate III Class A common stock, at a purchase price of $11.00 per share, for an aggregate purchase price of approximately $15,000,000.

The foregoing description of the Subscription Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is included as Exhibit 10.3 hereto and is incorporated herein by reference.

Warrant

Pursuant to the Purchase Agreement, at the Closing Date, New Aspiration will issue to the Purchaser a warrant to purchase a number of shares of New Aspiration common stock equal to 6.0% of the total number of shares of New Aspiration capital stock outstanding on a fully diluted basis (excluding the shares of New Aspiration Series X Preferred Stock and the Warrant) as of immediately following the consummation of the Business Combination (the “Warrant”).

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The foregoing description of the Warrant does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Warrant, a copy of which is included as Exhibit 10.4 hereto and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

As a condition to the closing of the Purchase Agreement, New Aspiration, InterPrivate Acquisition Management III, LLC, a Delaware limited liability company (the “Sponsor”), the Purchaser and certain stockholders of New Aspiration will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the parties thereto will be granted certain customary registration rights with respect to shares of New Aspiration common stock.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Registration Rights Agreement, a copy of which is included as Exhibit 10.5 hereto and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above in Item 1.01 of this Form 8-K is incorporated by reference as if fully set forth herein.

Item 3.02. Unregistered Sales of Equity Securities.

The securities that will be issued pursuant to the Purchase Agreement were and will be offered, issued and sold in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder relating to sales by an issuer not involving any public offering and in reliance on similar exemptions under applicable state laws. Each of Aspiration and InterPrivate III will rely on this exemption from registration based in part on representations made by the Purchaser in the Purchase Agreement. Neither this Form 8-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

Item 7.01. Regulation FD Disclosure.

On December 15, 2021, InterPrivate III and Aspiration, jointly issued a press release announcing, among other things, the execution of the A&R Merger Agreement, the Purchase Agreement and the transactions contemplated thereby. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of InterPrivate III under the Securities Act, or the Securities Exchange Act of 1934, as amended, regardless of any general incorporation language in such filings. This Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Item 8.01. Other Events.

On December 15, 2021, Aspiration and the Sponsor entered into a side letter agreement (the “Sponsor Side Letter”), pursuant to which Sponsor agreed to forfeit up to 1,300,000 shares of InterPrivate III Class B common stock on the Closing Date, subject to certain conditions.

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Pursuant to the Sponsor Side Letter, if on the Closing Date (i) the dollar amount of any cash investments for InterPrivate III Class A common stock or Aspiration capital stock by the Sponsor, any affiliate of the Sponsor or any person or entity first introduced to Aspiration by the Sponsor and who is not a PIPE Investor as of the Amendment Date, in each case, who agrees to make such an investment in InterPrivate III Class A common stock or in Aspiration or that agrees not to redeem shares of InterPrivate III Class A common stock in connection with the vote of the stockholders of InterPrivate III to approve the Business Combination (collectively, the “Sponsor Parties”), and (ii) the dollar value of any shares of InterPrivate III Class A common stock not redeemed by a Sponsor Party at the Closing (after giving effect to all InterPrivate III stockholder redemptions) (the amounts described in clauses (i)-(ii) together, the “Sponsor Closing Investment”) is less than $50,000,000 (the “Threshold Amount”), the Sponsor will forfeit concurrently with the Closing a number of shares of InterPrivate III Class B common stock held by it equal to the greater of (i) the product of 50.0% multiplied by the per share merger consideration value of any additional shares of Aspiration capital stock issued upon conversion of Aspiration’s outstanding convertible notes pursuant to the terms of such convertible notes divided by $10.00 or (ii) the product of 26.0% multiplied by the amount by which the Threshold Amount exceeds the Sponsor Closing Investment divided by $10.00.

Important Information about the Business Combination and Where to Find It

The Business Combination will be submitted to stockholders of InterPrivate III for their consideration. InterPrivate III intends to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to InterPrivate III’s stockholders in connection with InterPrivate III’s solicitation for proxies for the vote by InterPrivate III’s stockholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Aspiration’s stockholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, InterPrivate III will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination. InterPrivate III’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with InterPrivate III’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about InterPrivate III, Aspiration and the Business Combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by InterPrivate III, without charge, at the SEC’s website located at www.sec.gov or from InterPrivate III’s website at https://ipvspac.com/ipvf or by written request to InterPrivate at InterPrivate III Financial Partners, 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in the Solicitation

InterPrivate III, Aspiration and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from InterPrivate III’s stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of InterPrivate III’s stockholders in connection with the Business Combination will be set forth in InterPrivate III’s proxy statement / prospectus when it is filed with the SEC. You can find more information about InterPrivate III’s directors and executive officers in InterPrivate III’s final prospectus dated March 4, 2021, filed with the SEC on March 9, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available and other relevant materials to be filed with the SEC when they become available. Stockholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may,” “should,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These

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forward-looking statements include, but are not limited to, statements regarding InterPrivate III’s and Aspiration’s expectations with respect to future performance, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Aspiration’s and InterPrivate III’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Aspiration and InterPrivate III.

These forward-looking statements are subject to a number of risks and uncertainties, including inability to complete the Business Combination or, if InterPrivate III does not complete the Business Combination, any other business combination; the inability to complete the Business Combination due to the failure to meet the closing conditions to the Business Combination, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Business Combination, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; costs related to the Business Combination; a delay or failure to realize the expected benefits from the Business Combination; risks related to disruption of management time from ongoing business operations due to the Business Combination; the impact of the ongoing COVID-19 pandemic; the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; the uncertainty of Aspiration’s projected financial information; changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; uncertainties surrounding Aspiration’s expansion of products and service offerings; the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; the risk that Aspiration is unable to secure or protect its intellectual property; the limited experience of Aspiration’s management in operating a public company; underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; the risk that Aspiration may not be able to develop and maintain effective internal controls; the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Business Combination; the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments and those factors discussed in InterPrivate III’s final prospectus dated March 4, 2021 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2021 and September 30, 2021, in each case, under the heading “Risk Factors,” and other documents of InterPrivate III filed, or to be filed, with the SEC. These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Aspiration nor InterPrivate III presently know or that Aspiration and InterPrivate III currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Aspiration’s and InterPrivate III’s expectations, plans or forecasts of future events and views as of the date of this Form 8-K. Aspiration and InterPrivate III anticipate that subsequent events and developments will cause Aspiration’s and InterPrivate III’s assessments to change. However, while Aspiration and InterPrivate III may elect to update these forward-looking statements at some point in the future, Aspiration and InterPrivate III specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Aspiration’s and InterPrivate III’s assessments as of any date subsequent to the date of this Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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No Offer or Solicitation

This Form 8-K shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1†	Amended and Restated Agreement and Plan of Merger, dated December 15, 2021, by and among InterPrivate III Financial Partners Inc., InterPrivate III Merger Sub Inc., InterPrivate III Merger Sub II LLC and Aspiration Partners, Inc.

3.1	Form of New Aspiration Certificate of Designations of Series X Preferred Stock, to be effective immediately prior to the closing of the Business Combination.

10.1†	Series X Preferred Stock Purchase Agreement, dated December 15, 2021, by and among Aspiration Partners, Inc., InterPrivate III and OCM Aspiration Holdings, LLC.

10.2	Investor Rights Agreement, by and between InterPrivate III Financial Partners Inc. and OCM Aspiration Holdings, LLC.

10.3	Subscription Agreement, dated December 15, 2021, by and between InterPrivate III Financial Partners Inc. and OCM Aspiration Holdings, LLC.

10.4	Form of Warrant, to be issued by New Aspiration to OCM Aspiration Holdings, LLC upon the closing of the Business Combination.

10.5	Form of Amended and Restated Registration Rights Agreement, to be effective upon the closing of the Business Combination.

99.1	Press Release, dated December 15, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). InterPrivate III agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chairman and Chief Executive Officer

Dated: December 16, 2021

Exhibit 2.1

Execution Version

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERPRIVATE III FINANCIAL PARTNERS INC.,

INTERPRIVATE III MERGER SUB INC.,

INTERPRIVATE III MERGER SUB II LLC

AND

ASPIRATION PARTNERS INC.

DATED AS OF DECEMBER 15, 2021

(i)

(ii)

(iii)

EXHIBIT J Form of Investor Rights Agreement	J-1

EXHIBIT K Form of Parent Certificate of Designations	K-1

(iv)

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER is made and entered into as of December 15, 2021 (the “Amendment Date”), by and among InterPrivate III Financial Partners Inc., a Delaware corporation (“Parent”), InterPrivate III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), InterPrivate III Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub II”), and Aspiration Partners Inc., a Delaware corporation (the “Company”). Each of the Company, Parent, Merger Sub and Merger Sub II shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Amended and Restated Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, on August 18, 2021 (the “Effective Date”), the Parties entered into that certain Agreement and Plan of Merger, dated as of August 18, 2021 (the “Original Agreement”);

WHEREAS, concurrently with the execution of this Agreement, the Company and Parent are entering into that certain Series X Preferred Stock Purchase Agreement (the “Series X Preferred Stock Purchase Agreement”), dated as of the Amendment Date, with Oaktree, providing for, among other things, the issuance by the Company to Oaktree of certain shares of Company Series X Preferred Stock (as defined below) on the Amendment Date;

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent and certain other parties thereto have entered into certain Letter Agreements, providing for, among other things, that the parties thereto shall be entitled to additional shares of Parent Class A Stock following the consummation of the Mergers if the price per share of Parent Class A Stock trades below certain designated thresholds;

WHEREAS, Section 11.12 of the Original Agreement provides that the Original Agreement may by amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties;

WHEREAS, the Parties desire to amend and restate the Original Agreement in its entirety on the terms and conditions set forth herein;

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Limited Liability Company Act of the State of Delaware (the “DLLCA”) and other applicable Legal Requirements (collectively, as applicable based on context, the “Applicable Legal Requirements”), the Parties intend to enter into a business combination transaction by which (a) Merger Sub will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Surviving Entity”);

WHEREAS, for U.S. federal income tax purposes, each of the Parties intends that the Mergers, taken together, constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Parent and the Company are parties within the meaning of Section 368(b) of the Code. This Agreement hereby is adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions (as defined below), including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Mergers be adopted by the stockholders of the Company;

WHEREAS, concurrently with the Parties’ execution and delivery of the Original Agreement, the Required Company Stockholders have each executed and delivered to Parent support agreements in the form attached hereto as Exhibit A (collectively, the “Support Agreements”), pursuant to which the Required Company Stockholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the Company Stockholders or pursuant to an action by written consent of the Company Stockholders) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to stockholders, of this Agreement, the other documents contemplated hereby and the transactions contemplated hereby and thereby (the “Company Stockholder Approval”);

WHEREAS, the board of directors of Parent has unanimously: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions, including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Parent Stockholder Matters be adopted by the stockholders of Parent (the “Parent Board Recommendation”);

WHEREAS, (a) the board of directors of Merger Sub has (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement providing for the First Merger, (ii) approved this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions of this Agreement and (iii) adopted a resolution recommending that this Agreement and the Transactions, including the Mergers, be adopted by Parent in its capacity as the sole stockholder of Merger Sub; and (b) Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and the Transactions, including the Mergers;

WHEREAS, Parent, as the sole member of Merger Sub II has approved this Agreement and the Transactions, including the Mergers;

WHEREAS, prior to the Closing, Parent shall: (a) subject to obtaining the approval of the Parent Stockholder Matters, adopt the (i) Second Amended and Restated Certificate of Incorporation of Parent (the “Parent A&R Charter”) in the form attached hereto as Exhibit B and (ii) the Parent Certificate of Designations in the form attached hereto as Exhibit K; and (b) amend and restate the existing bylaws of Parent (the “Parent A&R Bylaws”) substantially in the form attached hereto as Exhibit C;

WHEREAS, pursuant to the Parent A&R Bylaws, following the Closing, certain shares of Parent Class A Stock and Equity Interests convertible into shares of Parent Class A Stock, issuable to current holders of Company Stock or Equity Interests of the Company convertible into Company Stock, excluding the Excluded Lock-up Shares, may not be transferred by their holder, subject to certain exceptions, for a period of 180 days following the Closing;

WHEREAS, concurrently with the execution and delivery of the Original Agreement, Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), substantially in the form attached hereto as Exhibit D;

WHEREAS, on or about the Effective Date, Parent obtained commitments from certain investors for a private placement of Parent Class A Stock (the “PIPE Investment”), such private placement to be consummated immediately prior to the consummation of the Transactions; and

WHEREAS, in connection with the consummation of the Mergers, Parent and the Company Stockholders will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit E.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree that the Original Agreement is amended and restated in its entirety by this Agreement, and further agree as follows:

ARTICLE I

THE CLOSING TRANSACTIONS

Section 1.01 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.01, the consummation of the Transactions (the “Closing”), other than the filing of the Certificates of Merger, shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parent and the Company agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties agree that the Closing signatures may be transmitted by email .pdf files.

Section 1.02 Closing Documents.

(a) At the Closing, Parent, Merger Sub, or Merger Sub II as applicable, shall deliver to the Company:

(i) a certified copy of the Parent A&R Charter and the Parent A&R Bylaws;

(ii) a copy of the Registration Rights Agreement, duly executed by Parent;

(iii) a copy of the First Certificate of Merger, duly executed by Merger Sub;

(iv) a copy of the Second Certificate of Merger, duly executed by Merger Sub II;

(v) copies of resolutions and actions taken by Parent’s, Merger Sub’s and Merger Sub II’s board of directors and stockholders (or managers, as applicable) in connection with the approval of this Agreement and the Transactions;

(vi) a copy of the Escrow Agreement, duly executed by the Parent and the Escrow Agent;

(vii) a certified copy of the Parent Certificate of Designations duly filed with the Secretary of State of the State of Delaware;

(viii) a copy of the Series X Preferred Investor Rights Agreement by and between Parent and Oaktree, substantially in the form attached hereto as Exhibit J (the “Investor Rights Agreement”), duly executed by Parent; and

(ix) all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.02.

(b) At the Closing, the Company shall deliver to Parent:

(i) a copy of the First Certificate of Merger, duly executed by the Company;

(ii) a copy of the Second Certificate of Merger, duly executed by the Company;

(iii) a copy of the Registration Rights Agreement, duly executed by the Company Stockholders party thereto and other parties thereto;

(iv) a copy of the Investor Rights Agreement, duly executed by Oaktree;

(v) copies of resolutions and actions taken by the Company’s board of directors and the Company Stockholders in connection with the approval of this Agreement and the Transactions;

(vi) a schedule (the “Merger Consideration Schedule”) reflecting: (A) the Stockholder Merger Consideration, (B) each Company Stockholder’s applicable portion of the Stockholder Merger Consideration (it being understood and agreed that the calculations set forth in such schedule shall be prepared in accordance with the Company’s Charter Documents and the requirements of the DGCL); and (C) each Earn Out Participant’s Earn Out Pro Rata Share of any Earn Out Shares which may be earned upon the occurrence of each applicable Triggering Event in accordance with Article III; and

(vii) all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.03.

Section 1.03 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) Parent shall adopt the Parent A&R Charter, the Parent Certificate of Designations and the Parent A&R Bylaws.

(b) Parent shall make any payments required to be made by Parent in connection with the Parent Stockholder Redemption.

(c) Parent shall pay, or cause to be paid, all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing, and for which final invoices have been delivered to the Company at least two Business Days prior to the Closing Date.

(d) Parent shall (on behalf of the Company) pay, or, cause to be paid, all Company Transaction Costs, to the extent not paid by the Company prior to the Closing, to the applicable payees and for which final invoices have been delivered to Parent at least two Business Days prior to the Closing Date, by wire of immediately available funds; provided, that the amounts included in the Company Transaction Costs may be paid promptly after the Closing Date as necessary.

(e) Parent shall contribute to Merger Sub: (i) the amount of cash remaining in the Trust Account and (ii) the PIPE Investment Amount after giving effect to the Parent Stockholder Redemption and the payment of all Parent Transaction Costs and Company Transaction Costs.

(f) The First Certificate of Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL and filed with the Secretary of State of the State of Delaware.

(g) The Second Certificate of Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL and DLLCA and filed with the Secretary of State of the State of Delaware.

(h) Parent shall deposit (or cause to be deposited) with the Exchange Agent the Stockholder Merger Consideration.

ARTICLE II

THE MERGERS

Section 2.01 Effective Times. Subject to the terms and subject to the conditions of this Agreement, on the Closing Date the Company and Merger Sub shall cause the First Merger to be consummated by filing a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the First Certificate of Merger, being the “First Effective Time”). As soon as practicable following the First Effective Time and in any case on the same day as the First Effective Time, the Surviving Corporation and Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL and DLLCA (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Second Certificate of Merger, being the “Second Effective Time”).

Section 2.02 The Mergers. At the First Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the First Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the First Merger and as a direct, wholly-owned subsidiary of Parent (provided, that references to the Company for periods after the First Effective Time until the Second Effective Time shall include the Surviving Corporation). At the Second Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL and the DLLCA, the Surviving Corporation shall be merged with and into Merger Sub II, following which the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving Entity after the Second Merger and as a direct, wholly owned subsidiary of Parent (provided, that references to the Company or the Surviving Corporation for periods after the Second Effective Time shall include the Surviving Entity).

Section 2.03 Effect of the Mergers. At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the First Effective Time.

At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub II and the Surviving Corporation shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Merger Sub II and the Surviving Corporation set forth in this Agreement to be performed after the Second Effective Time.

Section 2.04 Governing Documents.

(a) Subject to Section 7.10, at the First Effective Time: (i) the certificate of incorporation of the Company as in effect immediately prior to the First Effective Time shall be the certificate of incorporation of the Surviving Corporation from and after the First Effective Time and (ii) the bylaws of the Company as in effect immediately prior to the First Effective Time shall be the bylaws of the Surviving Corporation from and after the First Effective Time.

(b) Subject to Section 7.10, at the Second Effective Time, the certificate of formation and operating agreement of the Surviving Entity shall be amended to read the same as the certificate of formation and operating agreement of Merger Sub II as in effect immediately prior to the Second Effective Time, except that the name of the Surviving Entity shall be determined by the Company and shall include the name “Aspiration”.

Section 2.05 Directors and Officers of the Surviving Corporation and the Surviving Entity. The directors and officers of the Company as of immediately prior to the First Effective Time shall be the directors and officers of the Surviving Corporation as of immediately following the First Effective Time, and shall continue as such until their respective successors are duly elected or appointed, subject to their earlier death, resignation or removal. Immediately after the Second Effective Time, the officers of the Surviving Entity shall be those individuals as determined by Parent immediately following the Closing.

Section 2.06 Merger Consideration. Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be paid to the Company Stockholders shall be: (a) (i) with respect to Company Stockholders other than holders of Company Series X Preferred Stock, the product of the Exchange Ratio multiplied by the total number of shares of Company Stock (other than shares of Company Series X Preferred Stock) held by the Company Stockholders as of immediately prior to the First Effective Time, plus (ii) with respect to holders of Company Series X Preferred Stock, one share of Parent Series X Preferred Stock for each share of Company Series X Preferred Stock outstanding immediately prior to the First Effective Time, minus (iii) the Escrow Shares (the “Stockholder Merger Consideration”), (b) the amount, if any, released by the Escrow Agent from the Escrow Account to the Company Stockholders as set forth in Section 2.14(b)(ii) and the Escrow Agreement, and (c) with respect to the Earn Out Participants, the contingent right to receive the Earn Out Shares following the Closing in accordance with Article III (collectively, the “Total Stockholder Consideration”).

Section 2.07 Effect of the Mergers on the Company Stock.

(a) Upon the terms and subject to the conditions of this Agreement, at the First Effective Time, by virtue of the First Merger and without any further action on the part of Parent, Merger Sub, Merger Sub II, the Company, the Company Stockholders or the holders of any of the securities of Parent, the following shall occur:

(i) Each share of Company Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding at the First Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive (A) with respect to each share of Company Stock other than shares of Company Series X Preferred Stock, a number of shares of Parent Class A Stock equal to the Exchange Ratio, (B) with respect to the holder of shares of Company Stock other than shares of Company Series X Preferred Stock and the shares of Conversion Stock, (i) its Escrow Pro Rata Share of any Escrow Shares released by the Escrow Agent from the Escrow Account to the Company Stockholders as set forth in Section 2.14(b)(ii) and the Escrow Agreement and (ii) its Earn Out Pro Rata Share of any Earn Out Shares in shares of Parent Class A Stock in accordance with Article III, and (C) with respect to each share of Company Series X Preferred Stock, one share of Parent Series X Preferred Stock, in each case, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Stock (each, a “Certificate”) and delivery of the other documents required pursuant to Section 2.10. Notwithstanding the foregoing, the aggregate number of shares of Parent Class A Stock issuable to each Company Stockholder pursuant to Section 2.07(a)(i)(A) (other than in respect of a Company Stockholders’ shares of Conversion Stock) shall be reduced by a number of shares of Parent Class A Stock equal to such Company Stockholder’s Escrow Pro Rata Share of such number of shares of Parent Class A Stock issued (A) to the PIPE Investors other than (i) Oaktree and (ii) Polpat, solely with respect to its PIPE Investment Amount, if any, and (B) to former Conversion Stockholders in respect of their shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes in an aggregate amount not to exceed 27,782,840 shares of Parent Class A Stock, which such shares of Parent Class A Stock shall be held in escrow pursuant to Section 2.14. As of the First Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation, and each Certificate relating to the ownership of shares of Company Stock (other than Excluded Shares or Dissenting Shares) shall thereafter represent only the right to receive the applicable portion of the Total Stockholder Consideration.

(ii) No fraction of a share of Parent Common Stock will be issued by virtue of the Mergers, and any such fractional share (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such Company Stockholder) shall be rounded down to the nearest whole share.

(iii) Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the First Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(iv) Each share of Company Stock held in the Company’s treasury or owned by Parent, Merger Sub, Merger Sub II or the Company immediately prior to the First Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

(v) The numbers of shares of Parent Common Stock and Parent Series X Preferred Stock, as applicable, that the Company Stockholders are entitled to receive as a result of the Mergers and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock and Parent Series X Preferred Stock occurring on or after the Effective Date and prior to the Closing.

(b) On the terms and subject to the conditions set forth herein, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of any securities of Parent or the Surviving Corporation: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the limited liability company interests of Merger Sub II outstanding immediately prior to the Second Effective Time shall be converted into and become the limited liability company interests of the Surviving Entity, which shall constitute 100% of the outstanding equity of the Surviving Entity, all of which shall be owned by Parent, which shall continue as the sole member of the Surviving Entity. From and after the Second Effective Time, the limited liability company interests of Merger Sub II as of immediately prior to the Second Effective Time shall be deemed for all purposes to represent the number of limited liability company interests of the Surviving Entity into which they were converted in accordance with the immediately preceding sentence.

Section 2.08 Treatment of Company Options, Company Warrants and Convertible Notes.

(a) Effective as of the First Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the First Effective Time, whether or not then vested or exercisable, shall by virtue of the First Merger and without any action on the part of Parent or the Company, be assumed by Parent and shall be converted into a stock option (a “Converted Option”) to acquire shares of Parent Class A Stock. Each such Converted Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions (including vesting) as applied to the Company Option immediately prior to the First Effective Time (but taking into account any changes thereto provided for in the applicable Equity Incentive Plan, in any award agreement or in such Company Option by reason of this Agreement or the Transactions). As of the First Effective Time, each such Converted Option as so assumed and converted shall be exercisable for that number of shares of Parent Class A Stock determined by multiplying the number of shares of the Company Stock subject to such Company Option immediately prior to the First Effective Time by the Exchange Ratio, which product shall be rounded down to the nearest whole share, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the First Effective Time by the Exchange Ratio, which quotient shall be rounded up to the nearest whole cent; provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. Each holder of a vested Converted Option as of immediately following the First Effective Time shall also be entitled to receive its Earn Out Pro Rata Share of any Earn Out Shares in Converted Options exercisable for shares of Parent Class A Stock if a Triggering Event occurs in accordance with Article III. As of the First Effective Time, all Company Options shall no longer be outstanding and each holder of Converted Options shall cease to have any rights with respect to such Company Options, except as set forth in this Section 2.08(a). The Company shall take all necessary or desirable actions to effect the treatment of Company Options pursuant to this Section 2.08(a) in accordance with the Equity Incentive Plan and the applicable award agreements.

(b) The term “Company Warrant” means each unexercised warrant to purchase shares of Company Stock from the Company held by any Person, whether or not then vested or fully exercisable, granted prior to the First Effective Time (each such Person, a “Company Warrantholder”), and the term “Exercisable Company Warrant” means each Company Warrant that is vested or fully exercisable immediately prior to the First Effective Time. Each Company Warrant that is issued and outstanding immediately prior to the First Effective Time, shall be either (i) converted into shares of Parent Class A Stock and in connection therewith such underlying Company Warrant shall be treated for all purposes of this Agreement as if it was exercised or terminated immediately prior to the First Effective Time in accordance with the terms of the agreements underlying such Company Warrant or (ii) assumed by Parent and converted into a warrant of Parent to purchase shares of Parent Class A Stock.

(c) Prior to the First Effective Time, each Convertible Note will be converted into Company Stock, be paid off in accordance with the terms thereof or remain outstanding as Indebtedness without the right to convert into capital stock following the First Effective Time.

(d) Effective upon the occurrence of the Second Effective Time and to the extent not otherwise paid off at the Closing, Parent shall assume any outstanding Indebtedness of the Company.

Section 2.09 Dissenting Shares. Notwithstanding Section 2.07, shares of Company Stock outstanding immediately prior to the First Effective Time and held by a Company Stockholder who has not voted in favor of the Mergers or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL shall not be converted into the right to receive such Company Stockholder’s applicable portion of the Total Stockholder Consideration in accordance with Section 2.07(a)(i) (such shares of Company Stock being referred to collectively as the “Dissenting Shares”), unless such Company Stockholder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the First Effective Time, such Company Stockholder fails to perfect, withdraws or otherwise loses the right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the First Effective Time into the right to receive such Company Stockholder’s applicable portion of the Total Stockholder Consideration. The Company shall give Parent prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Stock or dissenters’ rights, attempted withdrawals of such demands, notices, and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the First Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or dissenters’ rights or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Section 2.10 Surrender of Company Stock and Certificates and Disbursement of Closing Consideration.

(a) Subject to this Section 2.10, at the First Effective Time, Parent shall deliver, or cause to be delivered to each Company Stockholder by way of the Exchange Agent such Company Stockholder’s applicable portion of the Stockholder Merger Consideration (the “Closing Consideration”).

(b) Prior to the First Effective Time, Parent shall appoint a commercial bank or trust company (the “Exchange Agent”) for the purpose of paying each Company Stockholder their portion of the Closing Consideration; provided, however, that Parent shall afford the Company the opportunity to review any proposed Contract with the Exchange Agent prior to execution, and shall accept the Company’s reasonable comments thereto.

(c) At the First Effective Time, Parent shall make available the aggregate amount of the Closing Consideration (the “Exchange Fund”). At the First Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver the Closing Consideration out of the Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.

(d) Promptly after the First Effective Time (and in any event within five Business Days thereafter), the Exchange Agent shall mail to each Company Stockholder (other than holders of Excluded Shares or Dissenting Shares): (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title shall pass, only upon proper transfer of each share of Company Stock held by such Company Stockholder to the Exchange Agent, including, as applicable, delivery of any Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), such letter of transmittal to be in such form and have such other provisions as Parent may reasonably agree; and (ii) instructions for transferring such shares of Company Stock to the Exchange Agent, including, as applicable, for surrendering any Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)) (the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver the Surrender Documentation to any Company Stockholder that has delivered evidence of the proper transfer of its shares of Company Stock to the Exchange Agent, including, as applicable, the surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)) at least two Business Days prior to the Closing Date. Upon proper transfer of each share of Company Stock to the Exchange Agent in accordance with the terms of the Surrender Documentation, including, as applicable, surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), the Exchange Agent will deliver to the holder of such shares of Company Stock in exchange therefor such holder’s portion of the Closing Consideration in accordance with Section 2.10(a), with the Stockholder Merger Consideration being delivered via book-entry issuance, in each case, after giving effect to any required Tax withholdings as provided in Section 2.11; provided, however, that if the holder of such shares of Company Stock properly transfers to the Exchange Agent such shares of Company Stock, including, as applicable, by surrender of any applicable Certificate (or affidavit of loss in lieu of such Certificate as provided in Section 2.10(g)), at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder thereof in exchange therefor such holder’s portion of the Closing Consideration covered by such shares of Company Stock in accordance with clauses (A) and (B) of this sentence on the Closing Date or as promptly as practicable thereafter. Any shares of Company Stock transferred and any Certificates so surrendered in connection therewith shall forthwith be cancelled. Until so surrendered or transferred, any shares of Company Stock and any Certificates shall represent after the First Effective Time for all purposes only the right to receive the applicable portion of the Total Stockholder Consideration attributable to such shares of Company Stock or such Certificates. No interest will be paid or accrued on any amount payable upon due transfer of such shares of Company Stock or such Certificates. In the event of a transfer of ownership of shares of Company Stock that is not registered in the transfer records of the Company, the applicable portion of the Total Stockholder Consideration to be delivered upon due transfer of the underlying shares of Company Stock may be issued to such transferee only if all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable are presented to the Exchange Agent.

(e) From and after the First Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock that were outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any Certificate is presented to the Surviving Corporation, Surviving Entity, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest) the portion of the Total Stockholder Consideration represented by such Certificate.

(f) Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund, if applicable) that remains unclaimed by the Company Stockholders for 180 days after the First Effective Time shall be delivered to the Surviving Entity. Any Company Stockholder who has not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of their respective portion of the Total Stockholder Consideration (after giving effect to any required Tax withholdings as provided in Section 2.11) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.10(g)) or valid transfer of its shares of Company Stock, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Surviving Entity, Parent, the Exchange Agent or any other Person shall be liable to any former Company Stockholder for any amount properly delivered to a Public Official pursuant to applicable abandoned property, escheat or similar Legal Requirements.

(g) In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, or the Surviving Corporation or the Surviving Entity with respect to such Certificate, the Exchange Agent shall issue the portion of the Total Stockholder Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.11).

Section 2.11 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, Merger Sub II, the Company, the Surviving Corporation, the Surviving Entity, the Exchange Agent and their Affiliates and representatives shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under Applicable Legal Requirements; provided, that if Parent, Merger Sub, Merger Sub II, any of their respective Affiliates, or any party acting on their behalf determines that any payment to the Company Stockholders hereunder is subject to deduction and/or withholding, then Parent shall provide notice to the Company as soon as reasonably practicable after such determination (and Parent shall use commercially reasonable efforts to provide at least five Business Days’ prior notice of any such deduction or withholding). To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Entity. Parent, Merger Sub and Merger Sub II agree to reasonably cooperate with the Company in order to reduce or eliminate any deduction or withholding of Taxes required to be made in connection with the transactions contemplated by this Agreement.

Section 2.12 Taking of Necessary Action; Further Action. If, at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity following the Mergers with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Merger Sub and Merger Sub II, the officers and directors or members, as applicable, (or their designees) of the Company, Merger Sub and Merger Sub II are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.13 Tax Treatment of the Mergers. For U.S. federal income tax purposes (and for purposes of any applicable state or local tax Legal Requirements that follow the U.S. federal income tax treatment), each of the Parties intends that the Mergers constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state or local tax Legal Requirements) to which each of Parent and the Company are parties under Section 368(b) of the Code (the “Intended Income Tax Treatment”). This Agreement hereby is adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties will prepare and file all Tax Returns consistent with the Intended Income Tax Treatment and will not take any inconsistent position on any Tax Return, during the course of any audit, litigation or other proceeding with respect to Taxes or otherwise, in each case, except as otherwise required by a change in applicable law after the Effective Date or as required by a determination within the meaning of Section 1313(a) of the Code. No Party shall knowingly take or knowingly cause to be taken any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment.

Section 2.14 Additional Shares.

(a) Upon and subject to the Closing, Parent and Escrow Agent shall enter into the Escrow Agreement, pursuant to which Parent shall cause to be delivered to the Escrow Agent on the Closing Date a number of shares of Parent Class A Stock equal to the number of shares of Parent Class A Stock issued (A) to the PIPE Investors and (B) to former Conversion Stockholders in respect of their shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes in an aggregate amount not to exceed 27,782,840 shares of Parent Class A Stock. Such shares of Parent Class A Stock delivered to the Escrow Agent and placed in the Escrow Account pursuant to this Section 2.14(a) shall reduce the number of shares of Parent Class A Stock otherwise issuable to the Company Stockholders (other than in respect of shares of Company Series X Preferred Stock and the shares of Conversion Stock) at the Closing. The shares of Parent Class A Stock delivered into the Escrow Account (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Common Stock occurring on or after the Closing), as long as they remain in the Escrow Account, shall be referred to as the “Escrow Shares”, and shall be held in escrow for the duration of the Adjustment Period and disbursed in accordance with the terms of this Agreement, the Subscription Agreements and the Escrow Agreement. The parties will take all necessary action so that (i) the Escrow Shares shall appear as issued and outstanding on the balance sheet of Parent and shall be legally outstanding under applicable state law, (ii) all dividends paid on the Escrow Shares shall be distributed currently to the persons who would be entitled to receive such Escrow Shares assuming a full release of such Escrow Shares to the Company Stockholders pursuant to Section 2.14(b)(ii), and (iii) all voting rights in respect of such Escrow Shares while they are held in the Escrow Account shall be exercisable by or on behalf of the persons who would be entitled to receive such Escrow Shares assuming a full release of such Escrow Shares to the Company Stockholders pursuant to Section 2.14(b)(ii). The Parent shall deliver a written instruction to the Escrow Agent to disburse all or a portion of the Escrow Shares in accordance with the terms and conditions of this Section 2.14 and in the manner set forth and as further described in the Escrow Agreement (each such instruction, a “Release Instruction”).

(b) On the Measurement Date:

(i) if the Adjustment Period VWAP is less than $10.00 per share of Parent Class A Stock, then Parent will instruct the Escrow Agent to promptly (but in any event within five Business Days) after the Measurement Date, release all or a portion of the Escrow Shares in the Escrow Account to the Parent for issuance to the PIPE Investors and the former Conversion Stockholders, with each PIPE Investor or former Conversion Stockholder receiving a number of shares of Parent Class A Stock equal to the product of (x) (A) the number of shares of Parent Class A Stock issued immediately prior to the Closing to such PIPE Investor under such PIPE Investor’s Subscription Agreement which such PIPE Investor continues to hold through the Measurement Date or (B) the number of shares of Parent Class A Stock issued to such former Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes which such former Conversion Stockholder continues to hold through the Measurement Date, as applicable, multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Adjustment Period VWAP, and (B) the denominator of which is the Adjustment Period VWAP (such Escrow Shares, the “Additional Shares”); provided, that in no event shall the number of Additional Shares issued to all of the PIPE Investors and former Conversion Stockholders exceed 27,782,840 shares of Parent Class A Stock in the aggregate. Notwithstanding anything to the contrary herein, no fraction of a share of Parent Class A Stock will be issued pursuant to this Section 2.14(b)(i), and if a PIPE Investor or former Conversion Stockholder would otherwise be entitled to a fraction of a share of Parent Class A Stock, such PIPE Investor or former Conversion Stockholder, as applicable, shall instead have the number of Additional Shares issued to such PIPE Investor or former Conversion Stockholder, as applicable, rounded down to the nearest whole share of Parent Class A Stock. If any Escrow Shares remain in the Escrow Account after transfer to Parent of the shares of Parent Class A Stock sufficient to satisfy in full of the obligation to issue Additional Shares to the PIPE Investors and former Conversion Stockholders pursuant to this Section 2.14(b)(i), subject to Section 2.14(c), such remaining Escrow Shares shall be distributed to the Company Stockholders (other than the holders of shares of Company Series X Preferred Stock and the former Conversion Stockholders) in accordance with each Company Stockholders’ Escrow Pro Rata Shares as set forth on an updated Merger Consideration Schedule prepared and delivered by Parent to the Escrow Agent; and

(ii) subject to Section 2.14(c), if the Adjustment Period VWAP is equal to or more than $10.00 per share of Parent Class A Stock, then Parent will instruct the Escrow Agent to promptly (but in any event within five Business Days) after the Measurement Date, release all the Escrow Shares in the Escrow Account to the Company Stockholders (other than the holders of shares of Company Series X Preferred Stock and the former Conversion Stockholders), in accordance with an updated Merger Consideration Schedule prepared and delivered by Parent to the Escrow Agent, which will specify the Escrow Shares that each Company Stockholder is entitled to receive under this Section 2.14(b)(ii) in accordance with each Company Stockholders’ Escrow Pro Rata Share.

(c) Notwithstanding anything in this Agreement to the contrary, no holder of shares of Company Series X Preferred Stock shall be entitled to receive any Escrow Shares in respect of such Company Series X Preferred Stock or Parent Series X Preferred Stock issued as merger consideration in respect thereof.

(d) Notwithstanding anything in this Agreement to the contrary, if (i) at any time from the Closing through the Measurement Date, (A) a PIPE Investor is not the record and beneficial owner of all the Committed Shares (as defined in the Subscription Agreements) initially issued to such PIPE Investor pursuant to such PIPE Investor’s Subscription Agreement or such PIPE Investor otherwise transfers its Committed Shares from the Parent’s transfer agent’s custody to a brokerage or other account not controlled by the Parent’s transfer agent on behalf of such PIPE Investor or (B) a former Conversion Stockholder is not the record and beneficial owner of all of the shares of Parent Class A Stock initially issued to such former Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes or such former Conversion Stockholder otherwise transfers the shares of Parent Class A Stock initially issued to such former Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes from the Parent’s transfer agent’s custody to a brokerage or other account not controlled by the Parent’s transfer agent on behalf of such former Conversion Stockholder or (ii) (A) at any time prior to the Measurement Date, a PIPE Investor or any Person acting on its behalf or pursuant to any understanding with such PIPE Investor, directly or indirectly, engages in any transaction in breach of Section 4(r) of such PIPE Investor’s Subscription Agreement or (B) at any time prior to the Measurement Date, a Conversion Stockholder or any Person acting on its behalf or pursuant to any understanding with such Conversion Stockholder, directly or indirectly, engages in any Hedging Transaction with respect of its shares of Parent Class A Stock initially issued to such former Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes, such PIPE Investor or Conversion Stockholder, as applicable, shall automatically and irrevocably forfeit any right to or interest in any Additional Shares.

(e) For the purposes of this Section 2.14, Oaktree and Polpat shall be excluded from the definition of “PIPE Investor” and shall not be entitled to receive any Additional Shares in their capacity as a PIPE Investor.

ARTICLE III

EARN OUT

Section 3.01 Issuance of Earn Out Shares. Following the Closing, during the Earn Out Period, within the earlier of five Business Days after the occurrence of the applicable Triggering Event and the end of the Earn Out Period, Parent shall issue or cause to be issued to the Earn Out Participants (in accordance with their respective Earn Out Pro Rata Shares) an aggregate of up to 100,000,000 shares of Parent Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Common Stock and Converted Options occurring on or after the Closing, the “Earn Out Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreements. Upon the occurrence of a Triggering Event, each Earn Out

Participant shall be entitled to receive a one-time issuance of its Earn Out Pro Rata Share of the Triggered Earn Out Shares with respect to such Triggering Event. In no event will the Earn Out Participants be entitled to receive more than an aggregate of 100,000,000 Earn Out Shares. Any unearned portion of the Earn Out Shares not earned prior to the expiration of the Earn Out Period shall be forfeited.

Section 3.02 Acceleration Event. If, during the applicable portion of the Earn Out Period, there is a Change of Control that will result in the holders of Parent Common Stock receiving a per share price equal to or in excess of the applicable Common Share Price required in connection with an applicable Triggering Event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control any applicable Earn Out Shares that have not previously been issued to the Company Stockholders (whether or not previously earned) shall be deemed earned (and such Triggering Event achieved); provided, however, that such Earn Out Shares shall be deemed earned (and such Triggering Event achieved) only (a) if such Change of Control has been approved by a majority of the independent directors on the board of directors of Parent; and (b) to the extent the price per share of Parent Common Stock in the Change of Control equals or exceeds the applicable Common Share Price required in connection with such Triggering Event. For the avoidance of doubt, in the event of a Change of Control, including where the consideration payable is other than a specified price per share, for purposes of determining whether a Common Share Price required in connection with an applicable Triggering Event has been achieved, the price paid per share of Parent Common Stock shall be calculated as if the Earn Out Shares with respect to such Triggering Event (inclusive of all other Triggering Events that are achieved by such Common Share Price) are issued and outstanding.

Section 3.03 Tax Treatment of Earn Out Shares and Escrow Shares. The Parties intend for any issuance of Earn Out Shares and any release of Escrow Shares to the Company Stockholders pursuant to Section 2.14(b) (excluding any issuance or release that is properly treated as compensation for applicable Tax purposes, and excluding any amounts properly characterized as interest for applicable tax purposes), including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.02, to be treated as an adjustment to the Total Stockholder Consideration by the Parties that is eligible for treatment as qualifying property that may be received without the recognition of gain in connection with the Mergers for U.S. federal income Tax purposes, and the Parties agree to prepare and file all Tax Returns consistent with such treatment and will not take any inconsistent position on any Tax Return, during the course of any audit, litigation or other proceeding with respect to Taxes or otherwise, except as otherwise required by a change in applicable law after the Effective Date or as required by a determination within the meaning 1313(a) of the Code, and any such issuance of Earn Out Shares or release of Escrow Shares, including any issuance of Earn Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.02, is intended to comply with, and shall be effected in accordance with, Rev. Proc. 84-42, 1984-1 C.B. 521.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except (a) as set forth in the disclosure letter dated as of the Effective Date delivered by the Company to Parent, Merger Sub and Merger Sub II prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), and (b) as contemplated by the Pre-Closing Restructuring, the Company hereby represents and warrants to Parent, Merger Sub and Merger Sub II as follows:

Section 4.01 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, have been made available to Parent or its Representatives.

Section 4.02 Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.02 of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Parent or its Representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect.

(b) Each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.03 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 82,000,000 shares of Company Common Stock, of which 17,502,006 shares are issued and outstanding as of the Effective Date; and (ii) 40,887,705 shares of preferred stock (the “Company Preferred Stock”), of which 9,562,500 shares of Company Series A Preferred Stock, 5,248,998 shares of Company Series B-1 Preferred Stock, 123,034 shares of Company Series B-2 Preferred Stock, 1,365,217 shares of Company Series B-3 Preferred Stock, 1,956,032 shares of Company Series B-4 Preferred Stock, 79,381 shares of Company Series B-5 Preferred Stock, 8,094,525 shares of Company Series C-1 Preferred Stock, 4,433,476 shares of Company Series C-2 Preferred Stock, 2,524,542 shares of Company Series C-3 Preferred Stock and 7,500,000 shares of Company Series Seed Preferred Stock are issued and outstanding as of the Effective Date. There are 14,070,475 shares of Company Common Stock reserved for issuance under the Equity Incentive Plan. The Company Warrants to purchase 7,221,014 shares of Company Common Stock, 255,239 shares of Company Series B-1 Preferred Stock and 142,159 shares of Company Series C-1 Preferred Stock are issued and outstanding as of the Effective Date. No other shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Common Stock and Company Preferred Stock has been issued in compliance in all material respects with: (A) Applicable Legal Requirements and (B) the Company’s Charter Documents. Section 4.03(a) of the Company Disclosure Letter contains a true and correct list of (x) all Company Common Stock and Company Preferred Stock owned by each Company Stockholder, and the respective class(es) thereof, and (y) each Company Option outstanding as of the Effective Date, the holder thereof, the number of shares of Company Common Stock or Company Preferred Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof.

(b) Other than the Company Options, Company Warrants and Convertible Notes, (i) there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company and (ii) the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock or Company Preferred Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock or Company Preferred Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock or Company Preferred Stock.

(c) The outstanding shares of capital stock (or other Equity Interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock (or other Equity Interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Section 4.03(c) of the Company Disclosure Letter; (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other Equity Interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other Equity Interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other Equity Interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other Equity Interests). Except for the Equity Interests of the Company Subsidiaries set forth on Section 4.02(a) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the Effective Date or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(d) Each Company Option (i) was granted in all material respects in compliance with (A) all Applicable Legal Requirements and (B) all of the terms and conditions of the Equity Incentive Plan pursuant to which it was issued; and (ii) has a grant effective date identical to or later than the date on which the board of directors or compensation committee of the Company actually awarded such Company Option.

(e) Except as provided for in this Agreement, as a result of the consummation of the Transactions, other than issuances required under the terms of a Company Benefit Plan as in effect on the Effective Date, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.04 Due Authorization. Other than the Company Stockholder Approval, the Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Mergers), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 4.05. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Mergers) have been duly and validly authorized by all requisite action, including approval by the board of directors of the Company and, following receipt of the Company Stockholder Approval, the Company Stockholders as required by the DGCL, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub II) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.05 No Conflict; Governmental Consents and Filings.

(a) Except as set forth on Section 4.05(a) of the Company Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under any Company Material Contract or Approval, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien under any Company Material Contract upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) and (iv) would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or any other Person is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Mergers), except for: (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (ii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole; (iii) compliance with any applicable requirements of the securities laws; (iv) as otherwise disclosed on Section 4.05(b) or Section 8.01(c) of the Company Disclosure Letter; (v) the FINRA Approval; (vi) the filing of the First Certificate of Merger in accordance with the DGCL; and (vii) the filing of the Second Certificate of Merger in accordance with the DLLCA.

Section 4.06 Legal Compliance; Approvals.

(a) Each of the Group Companies has during the past three years complied with, and is not currently in violation of, any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, no written, or to the Knowledge of the Company, oral notice of non-compliance with any Applicable Legal Requirements has been received during the past three years by any of the Group Companies.

(b) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Section 4.06(b) of the Company Disclosure Letter sets forth (i) all material Approvals of each Group Company and (ii) all pending material Approvals of each Group Company. The operations of the Group Companies are and have during the last three years been conducted in compliance with all Approvals, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, all material Approvals are in full force and effect, and no Group Company has received any written, or to the Knowledge of the Company, oral notice from a Governmental Entity during the past three years regarding: (i) any violation of or failure to comply with any term or requirement of any Approval or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Approval.

Section 4.07 Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Entity, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Entity that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 4.08 Financial Statements.

(a) Set forth on Section 4.08(a) of the Company Disclosure Letter are the true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2018 and December 31, 2019, together with the auditor’s reports thereon (the “AICPA Audited Financial Statements”). The AICPA Audited Financial Statements (i) have been prepared from, and reflect in all material respects, the books and records of the Company and its Subsidiaries and have been prepared in accordance with GAAP and (ii) present fairly, in all material respects, the consolidated financial position and results of operations, the cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the dates and for the periods indicated therein in conformity with GAAP consistently applied throughout the periods covered thereby.

(b) Set forth on Section 4.08(b) of the Company Disclosure Letter are true and complete copies of the draft audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2019, and drafts of the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2020 and December 31, 2019 (the “Draft PCAOB Financial Statements”).

(c) The PCAOB Audited Financial Statements when delivered, and, if required to be delivered pursuant to Section 6.03, the Interim Financial Statements and the FY 2021 Financial Statements (i) present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such financial statements (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes); (ii) were prepared in conformity with GAAP; (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes); and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(d) During the past three years, neither the Company (including, to the Knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company; (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company; or (iii) any claim or allegation regarding any of the foregoing. None of the Group Companies is a party to, or has any commitment to become a party to, any off balance sheet arrangement, including any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S K promulgated by the Securities and Exchange Commission).

Section 4.09 No Undisclosed Liabilities. The Group Companies do not have any Liabilities that would be required to be set forth on a balance sheet prepared in accordance with GAAP, except for Liabilities: (a) provided for in, or otherwise reflected or adequately reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent audited balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Group Companies and which are not material to the Group Companies, taken as a whole; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.10 Absence of Certain Changes or Events. Since December 31, 2020, no Company Material Adverse Effect has occurred that is continuing.

Section 4.11 Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (a) there currently are no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies with regard to their actions as such; (c) there currently are no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (d) there currently are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any of the Group Companies; and (e) there are no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such.

Section 4.12 Company Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a complete list of each material Company Benefit Plan (separately identifying the Company Benefit Plans for each applicable jurisdiction), including all employment Contracts, offer letters or contractor agreement unless (i) any such arrangement is in a form substantially similar to a form of employment Contract or offer letter identified on Section 4.12(a) of the Company Disclosure Letter or (ii) solely with respect to contractor agreements, such agreement is (A) terminable with less than 15 days’ notice or (B) requires the payment of fees by the Company of less than $10,000 per month. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, any employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, and any other agreement, arrangement, plan, Contract, policy or program providing compensation or other benefits to any current or former director, officer, employee or other service provider, whether or not in writing, which is maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries or under which the Company or any of the Company Subsidiaries has any obligation or liability (contingent or otherwise); provided, that no “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA shall be a Company Benefit Plan hereunder.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent or its representatives copies of: (i) such Company Benefit Plan, or the applicable form listed on Section 4.12(a) of the Company Disclosure Letter, and any trust agreement relating to such plan; (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required; (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable); (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; (v) the most recently prepared actuarial report for such Company Benefit Plan, if applicable; and (vi) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan during the past three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (i) each Company Benefit Plan has been administered in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the Effective Date have been made; and (iii) no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d) Neither the Company, the Company Subsidiaries, nor any of their respective ERISA Affiliates has, within the past six years, sponsored, been obligated to contribute to, or has any reasonable expectation of current or contingent liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to the Company Benefit Plans or their administrators or fiduciaries: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(f) None of the Company Benefit Plans provides for, and the none of the Group Companies has any Liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or the Company Subsidiaries under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of the Company or the Company Subsidiaries under any Company Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries under any Company Benefit Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(i) No Group Company member maintains an obligation to gross-up or reimburse any current or former employee, individual consultant or director for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects and (ii) each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code.

(k) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Parent, the Company or any of the Company Subsidiaries other than ordinary administration expenses typically incurred in a termination event and/or payments or benefits provided pursuant to the terms of such Company Benefit Plan as in effect on the Effective Date.

Section 4.13 Labor Relations.

(a) As of the Effective Date, no Group Company is a party to, bound by, negotiating or required to negotiate any collective bargaining agreement or other agreement with a labor union or other labor organization. No employees of any Group Company are represented by any labor union or other labor organization. To the Company’s Knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, there are no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member pending, or, to the Knowledge of the Company, threatened against or involving the Company involving any employee, and since January 1, 2018, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member. To the Company’s Knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company member and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(c) Except as otherwise listed on Section 4.13(c) of the Company Disclosure Letter, as of the Effective Date, there are no material complaints, charges or claims against the Company pending or, to Knowledge of the Company, threatened, and for the past three years, there have been no material complaints, charges or claims against any Group Company member, before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, the Company is, and for the past three years, has been, in compliance with all Applicable Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Legal Requirement (collectively, “WARN”), collective bargaining, occupational health and safety, workers’ compensation, and immigration. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the six months prior to the Effective Date and no such events are reasonably expected to occur prior to Closing.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, during the past three years, there have been no employment discrimination or employment or sexual harassment or sexual misconduct allegations raised, brought, threatened, or settled relating to any current or former appointed officer or director or employee at the level of vice president or above of the Company or any of the Company Subsidiaries involving or relating to his or her services provided to the Company or any of the Company Subsidiaries. During the past three years, the Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former appointed officer or director or employee at the level of vice president or above.

(f) The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require any Group Company member to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

(g) To the Knowledge of the Company, no officer or key employee of the Company intends to resign or retire as a result of the transactions contemplated by this Agreement.

Section 4.14 Real Property; Tangible Property.

(a) No member of the Group Companies owns, or has ever owned, any real property.

(b) Section 4.14(b) of the Company Disclosure Letter lists, as of the Effective Date, all material real property leased, subleased or otherwise occupied, by the Group Companies (the “Leased Real Property”), including the address of such Leased Real Property and all leases, subleases, licenses, occupancy agreements and other similar documents related to the Group Companies’ use or occupancy of any Leased Real Property, including all amendments and modifications thereto and guarantees thereof (collectively, the “Company Real Property Leases”). The Company or one of the Company Subsidiaries has a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property free and clear of any and all Liens (other than Permitted Liens). The Company Real Property Leases are (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto. The Company has made available to Parent true, correct and complete copies of all material Company Real Property Leases. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach or default under, and no event has occurred which, with notice or the lapse of time or both, would become a breach or default under, any Company Real Property Lease, and no party to any Company Real Property Lease has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies, taken as a whole. No party to any Company Real Property Lease has exercised any termination rights with respect thereto. No Leased Real Property, or any portion thereof, is currently sublet or sublicensed by any Group Company to a third party. No condemnation proceeding is pending or, to the Knowledge of the Company, threatened with respect to any Leased Real Property which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies, taken as a whole.

(c) The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets reflected on the books and records of the Company or personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by or on behalf of the Group Companies have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects and accurately reflect all material liability for Taxes of (and with respect to) the Group Companies. None of the Group Companies is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b) All material Taxes and material Tax liabilities due and payable by the Group Companies have been timely paid in full. All such Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Group Companies in accordance with GAAP.

(c) The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been timely withheld and (to the extent required to have been so paid over) paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Knowledge of the Company, no such audit is pending or contemplated).

(e) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) There are no Tax indemnification, allocation, sharing, or similar agreements or arrangements under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g) None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two years.

(h) None of the Group Companies has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) No Group Company: (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal state, local, or foreign income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j) No Group Company has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending. No Group Company is presently contesting any material Tax liability before any Governmental Entity.

(k) No Group Company has a permanent establishment in any country other than the country of its organization, or is subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local tax Legal Requirements) that existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing; or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date. No Group Company is required to make any material payments of Tax after the Closing as a result of an election under Section 965(h) of the Code made prior to the Closing.

(m) The Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Subject to exceptions as would not be material, no claim has been made in writing (nor to the Knowledge of the Company is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o) The Company has not knowingly taken any action (nor knowingly permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Income Tax Treatment.

(p) The Group Companies are in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

Section 4.16 Environmental Matters.

(a) Each of the Group Companies, and each property or facility at any time owned, leased, or operated by any of the Group Companies, is, and for the past three years has been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies, taken as a whole.

(b) Each of the Group Companies has obtained, holds, is, and for the past three years has been, in compliance with all permits required under Environmental Laws for each of the Group Companies to own or operate their assets and to conduct their respective businesses, except where the absence of, or failure to be in compliance with, any such permit would not reasonably be expected to be material to the Group Companies, taken as a whole.

(c) Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, there are no written claims or notices of violations pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies or any property or facility owned, leased, or operated by any of the Group Companies alleging material violations of or liability under any Environmental Law, and, to the Knowledge of the Company there are no facts or circumstances which could reasonably be expected to form the basis of a Legal Proceeding under any Environmental Law.

(d) None of the Group Companies nor, to the Knowledge of the Company, any other Person has disposed of or released any Hazardous Material at, on or under any facility currently or formerly owned, leased or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material Liability of the Group Companies under any Environmental Law.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies has agreed to indemnify any Person or assumed by Contract or Legal Requirement the defense or liability of any third party arising under Environmental Law.

(f) Each of the Group Companies’ statements and commitments made or disclosed to the SEC or other Governmental Entities, on websites, in any contractual agreements or in advertising or marketing materials concerning specific environmental or social commitments or programs of the respective Group Companies are (i) accurate in all material respects and (ii) in compliance in all material respects with all Legal Requirements of the SEC, the Federal Trade Commission, and other Governmental Entities (including all applicable Legal Requirements relating to securities, advertising or marketing) and all Environmental Laws.

(g) The Group Companies have made available to Parent copies of (i) all material written environmental reports, audits, assessments, inspections, liability analyses, memoranda and studies in the possession of the Group Companies with respect to Environmental Law, and (ii) any written communication or notices received from or sent to any Governmental Entity or other Person concerning any material non-compliance of, or liability under, Environmental Law relating to any of the Group Companies.

Section 4.17 Brokers; Third Party Expenses. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or any of the Group Companies would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

Section 4.18 Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, of each registered Patent and Patent application, registered Trademark and application for Trademark registration, registered Copyright, and internet domain name (collectively, “Registered IP”), and material unregistered Trademarks used as the names of Company products or services, in each case, in which any of the Group Companies has an ownership interest or an exclusive license or similar exclusive right in any field or territory (in each case setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner).

(b) The Company or one of the Company Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) owns, or has the right to use pursuant to a valid license, sublicense, or other written agreement all other Intellectual Property and IT Systems used in or necessary for the conduct and operation of the business of the Group Companies, as presently conducted and as proposed to be conducted immediately following the Closing (solely with respect to patents owned by third parties referenced in clause (ii) above, except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect) and none of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of this Agreement or any Transaction Agreement or the consummation of the Transactions.

(c) Except as has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Group Companies, the conduct and operation of the business of the Group Companies as presently conducted (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies), and the use of the Owned Intellectual Property has not in the last six years from the Effective Date infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, and are not infringing, misappropriating (or constitute or result from the misappropriation of) or otherwise violating any Intellectual Property rights of any Person. There are no Legal Proceedings pending (or to the Knowledge of the Company, threatened) and none of the Group Companies has received from any Person in the past six years any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (A) of any infringement, misappropriation or other violation of any Intellectual Property right of any Person or (B) contesting the use, ownership, validity, or enforceability of any of the Owned Intellectual Property. To the Knowledge of the Company, no third Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Owned Intellectual Property, and no such claims have been made in writing against any Person by any of the Group Companies in the past six years. None of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that restricts the use, transfer, or registration of, or adversely affects the validity or enforceability of, any Owned Intellectual Property.

(d) No past or present director, officer or employee of any of the Group Companies owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each of the past or present employees, consultants, and independent contractors of the Group Companies who were or are either (i) privy to any material Trade Secrets of any Group Company or (ii) engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a valid written agreement pursuant to which such Person has, respectively, (x) agreed to hold all confidential information of such Group Company in confidence both during and after such Person’s employment or retention, as applicable; and (y) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby (or all such rights, title, and interest vested in a Group Company by operation of law). To the Knowledge of the Company, there is no breach by any such Person with respect to any material Intellectual Property under any such agreement.

(e) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all Trade Secrets constituting Owned Intellectual Property (including all source code for any Software constituting Owned Intellectual Property) and all Trade Secrets of any Person to whom any Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that constitutes Owned Intellectual Property and is material to the business of the Group Companies has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any other Person, other than as subject to a written agreement that contains customary restrictions regarding the disclosure and use of such Trade Secret.

(f) No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Software constituting Owned Intellectual Property, in each case, in a manner that requires or obligates any Group Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code constituting Owned Intellectual Property; (ii) license any Software constituting Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Software constituting Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (collectively, “Copyleft Terms”), in each case, except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company is in compliance with the terms and conditions of all relevant licenses for open source Software used in the business of the Group Companies (including any Software constituting Owned Intellectual Property).

(g) No government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Group Company in the development of any Owned Intellectual Property. No Governmental Entity has any: (i) ownership interest or exclusive license in or to any material Owned Intellectual Property; (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any Software except as set forth in Section 4.18(g)(ii) of the Company Disclosure Letter; or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h) Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns or has a valid right to access and use all Company IT Systems. The Company IT Systems are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted. To the Knowledge of the Company, neither the Company IT Systems nor any Software that constitutes Owned Intellectual Property contains any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or defects that (i) materially disrupt or materially adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (ii) enable or assist any Person to access without authorization any Company IT Systems. To the Knowledge of the Company, during the past three years, there has been no material unauthorized access to or material breach or violation of any Company IT Systems. In the last three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such Company IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or material interruption in or to the conduct and operation of the business of the Group Companies.

(i) Except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole, neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will result in the: (i) loss or impairment of, or any Lien (other than any Permitted Lien) on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property.

Section 4.19 Privacy.

(a) The Group Companies, and any Person acting for or on the Group Companies’ behalf, have at all times during the past three years complied, as applicable to the Group Companies, with: (i) all applicable Privacy Laws; (ii) all of the Group Companies’ written policies regarding Personal Information (“Group Companies’ Privacy Notices”); and (iii) the Group Companies’ obligations regarding Personal Information and information technology security under any Contracts (clauses (i)-(iii) above, collectively, “Data Security Obligations”). None of the Group Companies has in the three years prior to the Effective Date received any notice of any claims, investigations, inquiries or alleged violations of any Data Security Obligation or been charged with the violation of any Privacy Laws. None of the Group Companies has notified in writing, or been required by Applicable Legal Requirements or Contract to notify in writing, any person or entity of any personal data or information security-related incident. None of the Group Companies’ Privacy Notices have contained any material omissions or been misleading or deceptive.

(b) Each of the Group Companies has during the past three years: (i) implemented and maintained, in all material respects reasonable security regarding the confidentiality, integrity and availability of their IT Systems and the data thereon against loss, theft, misuse or unauthorized access, use, modification or disclosure; and (ii) required all third-party service providers, outsourcers, processors or other third parties to comply with applicable Privacy Laws in all material respects. To the Knowledge of the Company, any third party who has provided Personal Information to such Group Company during the past five years has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) During the past three years, there have been no material breaches, security incidents, or material misuse of any Personal Information in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies and none of the Group Companies have experienced any information security incident that has compromised the integrity or availability of their IT Systems. During the past three years, the Group Companies have implemented reasonable disaster recovery and business continuity plans designed to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any issues identified.

Section 4.20 Agreements, Contracts and Commitments.

(a) Section 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract that is in effect as of the Effective Date. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each Company Real Property Lease and each of the following Contracts (other than any Company Benefit Plan) described in clauses (i) through (x) below to which any of the Group Companies is a party, by which any Group Company is bound, under which any Group Company has any obligation or under which any Group Company has any right or interest:

(i) Each Contract with any of the Top Vendors;

(ii) Each Contract (other than purchase orders or similar contracts with suppliers or customers entered into in the ordinary course of business) that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $500,000;

(iii) Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by any of the Group Companies from a third party, in each case, having an outstanding principal amount in excess of $500,000, excluding guarantees of performance under Government Contracts entered into in the ordinary course of business;

(iv) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies, in each case, whether by merger, purchase or sale of stock or assets or otherwise occurring in the last three years, other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or (B) between the Company and its Subsidiaries;

(v) Each collective bargaining (or similar) agreement or Contract with any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries;

(vi) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary or consulting fee payments in excess of $250,000, excluding any such employment, consulting, or management Contract that is terminable by the Company or the applicable Company Subsidiary at will;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $500,000;

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

(ix) Each Contract (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Government Contracts) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers, directors and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(x) Each Contract with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;

(xi) Each Contract, other than customary non-disclosure agreements, that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers;

(xii) Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any asset of the Group Companies; or (B) providing for any exclusive right to sell or distribute any material product or service of any of the Group Companies;

(xiii) Each Contract (including any license agreement, coexistence agreement and agreement with a covenant not to sue) pursuant to which any of the Group Companies either (1) grants to a third Person a license, immunity, or other right in or to any material Owned Intellectual Property or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Systems material to the business of any Group Company; provided, however, that none of the following shall be required to be set forth on Section 4.20(a)(xiii) of the Company Disclosure Letter but shall constitute Company Material Contracts if they otherwise qualify: (x) non-exclusive licenses of Owned Intellectual Property granted to customers in the ordinary course of business; (y) licenses of open source Software; and (z) click-wrap, shrink-wrap and off-the-shelf Software licenses, and software-as-service or similar cloud service agreements, in each case that are for uncustomized Software or services and available on standard terms to the public generally with license, maintenance, support and other fees less than $500,000 per year.

(xiv) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiii) of this Section 4.20(a).

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception and (ii) represent the legal, valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

(c) Other than the Affiliate Agreements listed in Section 4.20 of the Company Disclosure Letter, there are no other transactions pending or contemplated between any of the Group Companies and any of their current or former shareholders and Affiliates related to the business, ownership or operations of the Company.

Section 4.21 Insurance. Section 4.21 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the Effective Date (collectively, the “Insurance Policies”), which policies are in full force and effect. None of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the Effective Date have been paid. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice). True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. The Insurance Policies satisfy all insurance-related requirements necessary for the Group Companies to maintain in good standing all Approvals.

Section 4.22 Related Party Transactions. No stockholder, officer or director of the Group Companies or to the Knowledge of the Company, any immediate family member thereof (a) is presently a party or has a direct or indirect interest in any Person (excluding any holdings of publicly traded securities) party to any Contract with any Group Company (excluding Contracts related to (i) employee compensation and other ordinary incidents of employment (including participation in Company Benefit Plans) and (ii) equity ownership); (b) owns any direct or indirect interest in any material assets of the Group Companies; or (c) has any cause of action or other claim against, or owes any amounts to, the Group Companies except for claims of employees in the ordinary course of business, including for bona-fide employment-related compensation, expense reimbursements, or accrued vacation pay or for accrued benefits under a Company Benefit Plan.

Section 4.23 Certain Provided Information. The information relating to the Group Companies supplied by the Company for inclusion in the Proxy Statement/Registration Statement will not, as of the date on which the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first distributed to holders of Parent Common Stock or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub or Merger Sub II for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 4.24 Anti-Corruption; Sanctions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of any of the Group Companies, is or has been, since December 31, 2018, (i) a Person named on any Sanctions Laws-related or Export Control Laws-related list of designated Persons; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions Laws; (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50% or more by one or more Persons described in clauses (i) or (ii); (iv) transacting business with or on behalf of any Person described in clauses (i) – (iii) or any country or territory described in clause (ii) in violation of Sanctions Laws; or (v) otherwise in violation of Sanctions Laws or Export Control Laws.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of the Group Companies has, since December 31, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clauses (i) or (ii), in violation of the Anti-Corruption Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies, or, to the Company’s Knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of the Group Companies has, since December 31, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clauses (i) or (ii), in violation of the Anti-Corruption Laws.

Section 4.25 Vendors.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth, as of the Effective Date, the top ten vendors, based on the aggregate amount payable by the Company or its Subsidiaries to such counterparty during the trailing twelve months for the period ending December 31, 2020 or the anticipated aggregate amount payable by the Company or its Subsidiaries to such counterparty during the period ending on the date 12 months after the Effective Date (the “Top Vendors”).

(b) Except as set forth on Section 4.25(b) of the Company Disclosure Letter, none of the Top Vendors has, as of the Effective Date, notified the Company or any of the Company’s Subsidiaries in writing, or to the Knowledge of the Company, verbally: (i) that it will, or, to the Knowledge of the Company, has threatened to, terminate, cancel, materially limit or materially alter and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement); or (ii) that it is in a material dispute with the Company or its Subsidiaries or their respective businesses.

Section 4.26 Sufficiency of Assets. The tangible and intangible assets owned, licensed or leased by the Group Companies constitute all of the assets reasonably necessary and sufficient, in all material respects, for the continued conduct of the business of the Group Companies in the ordinary course after the Closing as currently conducted as of the Effective Date.

Section 4.27 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V, NONE OF PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT AND MERGER SUB, MERGER SUB II TO THE COMPANY IN ARTICLE V; AND (B) NONE OF PARENT, MERGER SUB, MERGER SUB II NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT, MERGER SUB, MERGER SUB II IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, MERGER SUB, MERGER SUB II OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, MERGER SUB, MERGER SUB II AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.27, CLAIMS AGAINST PARENT, MERGER SUB, MERGER SUB II OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE V BY SUCH PERSON.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT, MERGER SUB AND MERGER SUB II

Except: (a) as set forth in the disclosure letter dated as of the Effective Date and delivered by Parent, Merger Sub and Merger Sub II to the Company on or prior to the Effective Date (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the Effective Date (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent, Merger Sub and Merger Sub II represent and warrant to the Company as follows:

Section 5.01 Organization and Qualification.

(a) Each of Parent and Merger Sub is a company duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub II is duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware.

(b) Each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent and Merger Sub, taken as a whole. Merger Sub II has the requisite limited liability company power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

(c) None of Parent, Merger Sub or Merger Sub II are in violation of any of the provisions of their respective Charter Documents or the Parent Organizational Documents.

(d) Each of Parent, Merger Sub and Merger Sub II is duly qualified or licensed to do business as a foreign corporation or entity and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent, Merger Sub and Merger Sub II are so qualified or licensed is listed on Section 5.01(d) of the Parent Disclosure Letter.

Section 5.02 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any Equity Interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Merger Sub and Merger Sub II. Merger Sub and Merger Sub II have no assets or properties of any kind, do not now conduct and have never conducted any business prior to the Closing except for matters incidental to engaging in the Transactions, and does not has and will not have at the Closing obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Each of Merger Sub and Merger Sub II is an entity that has been formed solely for the purpose of engaging in the Transactions.

Section 5.03 Capitalization.

(a) As of the Effective Date: (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (“Parent Preferred Stock”) are authorized and no shares are issued and outstanding; (ii) 380,000,000 shares of Class A common stock of Parent, par value $0.0001 per share (“Parent Class A Stock”), are authorized and 26,767,500 are issued and outstanding; (iii) 20,000,000 shares of Parent Class B Stock (and, together with the Parent Class A Stock, the “Parent Common Stock” and, together with the Parent Preferred Stock, the “Parent Shares”), are authorized and 6,468,750 shares are issued and outstanding; (iv) 138,500 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 5,175,000 warrants to purchase one share of Parent Class A Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class B Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share (the “Merger Sub Common Stock”). As of the Effective Date, 10 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens (other than any restrictions on sales of securities under applicable securities laws).

(c) The authorized equity interests of Merger Sub II consist of 100 membership units. All outstanding membership interests of Merger Sub II have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens (other than any restrictions on sales of securities under applicable securities laws).

(d) Except for the Parent Warrants and the Subscription Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent, Merger Sub or Merger Sub II is a party or by which any of them is bound obligating Parent, Merger Sub or Merger Sub II to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, Merger Sub Common Stock, or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Shares, Merger Sub Common Stock, or any other shares of capital stock or membership interests or other interest or participation in Parent, Merger Sub or Merger Sub II.

(e) Each Parent Share, share of Merger Sub Common Stock and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Charter Documents of Parent, Merger Sub or Merger Sub II, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Charter Documents of Parent, Merger Sub or Merger Sub II, as applicable or any Contract to which any of Parent, Merger Sub or Merger Sub II is a party or otherwise bound by.

(f) Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Stock and Parent Series X Preferred Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and nonassessable, and not subject to any preemptive rights of any other stockholder of Parent and shall be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Legal Requirements).

Section 5.04 Authority Relative to this Agreement.

(a) Each of Parent, Merger Sub and Merger Sub II has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Mergers). The execution and delivery by Parent, Merger Sub and Merger Sub II of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent, Merger Sub and Merger Sub II of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate or similar action on the part of each of Parent, Merger Sub and Merger Sub II, and no other proceedings on the part of Parent, Merger Sub and Merger Sub II are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters. This Agreement and the other Transaction Agreements to which each of them is a party have been duly and validly executed and delivered by Parent, Merger Sub and Merger Sub II and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of Parent, Merger Sub and Merger Sub II (as applicable), enforceable against Parent, Merger Sub and Merger Sub II (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(b) Assuming a quorum is present at the Special Meeting, as may be adjourned or postponed from time to time in accordance with this Agreement, the only votes of the holders of any of Parent’s capital stock necessary in connection with the entry into this Agreement by Parent, the consummation by Parent of the Transactions, including the Closing, and the approval of the Parent Stockholder Matters is the Parent Stockholder Approval.

(c) At a meeting duly called and held, the board of directors of Parent has unanimously (i) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the Effective Date, (ii) determined that it is in the best interests of Parent and the Parent stockholders, and declared it advisable, to enter into this Agreement providing for the Mergers, (iii) approved this Agreement and the Transactions, including the Mergers, on the terms and subject to the conditions of this Agreement, and (iv) made the Parent Board Recommendation.

Section 5.05 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by Parent, Merger Sub and Merger Sub II of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.05(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clauses (ii) or (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by each of Parent, Merger Sub and Merger Sub II of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificates of Merger in accordance with the DGCL and DLLCA, as applicable; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; (iv) as otherwise disclosed on Section 8.01(c) of the Parent Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Mergers.

Section 5.06 Compliance; Approvals. Since its incorporation or organization, as applicable, each of Parent, Merger Sub and Merger Sub II has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any Applicable Legal Requirements has been received by any of Parent, Merger Sub and Merger Sub II. Each of Parent, Merger Sub and Merger Sub II is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.07 Parent SEC Reports and Financial Statements.

(a) Except as set forth in Section 5.07(a) of the Parent Disclosure Letter, Parent has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since the consummation of Parent’s initial public offering to the Effective Date, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the Effective Date, the “Parent SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the Effective Date through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or the New York Stock Exchange (the “NYSE”) (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports.

No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent. As of the Effective Date, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports. Parent has not received any verbal communication or other notice from the SEC indicating that any of the Parent SEC Reports filed on or prior to the Effective Date is subject to ongoing SEC review or investigation as of the Effective Date (including in connection with the Warrant Accounting Issue). To resolve the Warrant Accounting Issue, Parent’s Form 10-Q for the quarterly period ended March 31, 2021 filed on July 23, 2021 with the SEC classified the Private Placement Warrants as derivative liabilities measured at fair value on Parent’s Financial Statements (the “Warrant Liabilities”).

Section 5.08 Absence of Certain Changes or Events. Since the date of incorporation of the Parent, no Parent Material Adverse Effect has occurred that is continuing.

Section 5.09 Litigation. Except as would not be material to Parent, Merger Sub or Merger Sub II: (a) there are no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against Parent, Merger Sub or Merger Sub II or any of their properties or assets, or any of the directors or officers (or managers, as applicable) of Parent, Merger Sub or Merger Sub II with regard to their actions as such; (b) to the Knowledge of the Company, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against Parent, Merger Sub or Merger Sub II with regard to their actions as such; (c) there are no pending or threatened in writing Legal Proceedings by Parent, Merger Sub or Merger Sub II against any third party; (d) there are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on Parent, Merger Sub or Merger Sub II; and (e) there are no Orders imposed or, to the Knowledge of the Company, threatened in writing to be imposed upon Parent, Merger Sub or Merger Sub II or any of their respective properties or assets, or any of the directors or officers (or managers, as applicable) of Parent, Merger Sub or Merger Sub II with regard to their actions as such.

Section 5.10 Business Activities. Since their respective incorporations and formations, none of Parent, Merger Sub or Merger Sub II has conducted any business activities other than activities: (a) in connection with its organization; or (b) directed toward the accomplishment of a business combination. Except as set forth in the Parent Organizational Documents, there is no Contract or Order binding upon Parent, Merger Sub or Merger Sub II or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

Section 5.11 Parent Material Contracts. Except for those Contracts filed (or incorporated by reference) as exhibits to the Parent SEC Reports and except for the documents to be executed by Parent in connection with the PIPE Investment and the other Transactions (the “Parent Material Contracts”), neither Parent nor any of its Subsidiaries is party to any Contract that would be required to be filed (or incorporated by reference) as an exhibit to Parent’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K.

Section 5.12 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF.U”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF”. The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “IPVF WS”. Parent is a listed company in good standing with the NYSE. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by the NYSE or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Public Warrants or terminate the listing of Parent on the NYSE. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Public Warrants under the Exchange Act.

Section 5.13 PIPE Investment Amount. Parent has made available to the Company prior to the Effective Date, correct and complete copies of each of the subscription agreements entered into on or prior to the Effective Date (together with the Subsequent Subscription Agreements, the “Subscription Agreements”) entered into by Parent with the applicable investors named therein (along with any investor who executes a Subsequent Subscription Agreement, the “PIPE Investors”), pursuant to which the PIPE Investors have committed, in connection with the transactions contemplated hereby, to purchase from Parent, shares of Parent Class A Stock for an aggregate investment of at least $200,000,000 (along with any Subsequent PIPE Investment made pursuant to a Subsequent Subscription Agreement, the “PIPE Investment Amount”). The PIPE Investment Amount, together with the amount in the Trust Account at the Closing, are, in the aggregate, sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries under or in connection with this Agreement; and (b) pay any and all fees and expenses of or payable by Parent with respect to the Transactions. To Parent’s Knowledge with respect to each PIPE Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. Each Subscription Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each PIPE Investor. There are no other agreements, side letters, or arrangements between Parent and any PIPE Investor relating to any Subscription Agreement that could affect the obligation of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and, as of the Effective Date, Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Subscription Agreement and, as of the Effective Date, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

Section 5.14 Trust Account.

(a) As of June 30, 2021, Parent had approximately $258,770,580 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of March 4, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York limited purpose trust company (the “Trustee”) for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to the Trustee, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of Parent, that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account.

Section 5.15 Indebtedness. Except as set forth on Section 5.15 of the Parent Disclosure Letter, none of Parent, Merger Sub or Merger Sub II has any Indebtedness other than the Warrant Liabilities.

Section 5.16 Taxes.

(a) All material Tax Returns required to be filed by Parent and its Subsidiaries have been timely filed (after giving effect to any valid extensions) and all such Tax Returns are true, correct and complete in all material respects and accurately reflect all material liability for Taxes of (and with respect to) Parent and its Subsidiaries. None of Parent or any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b) All material Taxes and all material Tax liabilities due and payable by Parent and its Subsidiaries have been timely paid in full. All such Taxes incurred but not yet due and payable (i) for periods covered by the consolidated financial statements of Parent have been accrued and adequately disclosed on such financial statements in accordance with GAAP, and (ii) for periods not covered by the consolidated financial statements of Parent have been accrued on the books and records of Parent and its Subsidiaries in accordance with GAAP.

(c) Parent and its Subsidiaries have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by Parent and its Subsidiaries have been withheld and (to the extent required to have been so paid over) timely paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against Parent or its Subsidiaries, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against Parent or its Subsidiaries with respect to any Taxes due from Parent or its Subsidiaries (and, to the Knowledge of Parent, no such audit is pending or contemplated).

(e) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of Parent or its Subsidiaries.

(f) There are no Tax indemnification, allocation, sharing, or similar agreements or arrangements under which Parent or its Subsidiaries could be liable after the Closing Date for the Tax liability of (i) any Person other than Parent or its Subsidiaries, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes or (ii) the Sponsor or any of its Affiliates or direct or indirect equity holders.

(g) Neither Parent nor its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two years.

(h) Neither Parent nor its Subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) Neither Parent nor its Subsidiaries: (i) has any liability for the Taxes of another Person (other than its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local, or foreign income Tax purposes, other than a group the common parent of which was and is Parent.

(j) Neither Parent nor its Subsidiaries has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending. Neither Parent nor its Subsidiaries is presently contesting any material Tax liability before any Governmental Entity.

(k) Neither Parent nor its Subsidiaries has a permanent establishment in any country other than the country of its organization, or is subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) Neither Parent nor its Subsidiaries will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements ); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local tax Legal Requirements) that existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, or (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date. Neither Parent nor its Subsidiaries has ever owned any Subsidiary other than Merger Sub and Merger Sub II. Neither Parent nor its Subsidiaries are required to make any material payments of Tax after the Closing as a result of an election under Section 965(h) of the Code made prior to the Closing.

(m) Parent is not, and has not been at any time since its incorporation, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Subject to exceptions as would not be material, no claim has been made in writing (nor to the Knowledge of Parent is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which Parent or its Subsidiaries does not file Tax Returns that Parent or its Subsidiaries is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o) Neither Parent nor its Subsidiaries knowingly has taken any action (or knowingly permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Income Tax Treatment.

(p) For U.S. federal income tax purposes, Merger Sub II has been and will be since formation properly treated as a disregarded entity for U.S. federal income tax purposes.

(q) Parent and its Subsidiaries are in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

Section 5.17 Information Supplied. The information relating to Parent and its Subsidiaries supplied by Parent for inclusion in the Proxy Statement/Registration Statement will not, as of the date on which the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first distributed to stockholders of Parent or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 5.18 Employees; Benefit Plans. Other than any former officers or as described in the Parent SEC Reports, Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee. Parent does not currently maintain or have any direct liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, individual independent contractor or employee of Parent; or (b) result in the acceleration of the time of payment or vesting of any compensation or benefits.

Section 5.19 Board/Manager Approval; Stockholder Vote. The board of directors (or managers, as applicable) of Parent, Merger Sub and Merger Sub II (including any required committee or subgroup of the board of directors of Parent, Merger Sub or Merger Sub II, as applicable) have, as of the Effective Date, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent, Merger Sub or Merger Sub II (as applicable). Other than the approval of the Parent Stockholder Matters, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 5.20 Title to Assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

Section 5.21 Affiliate Transactions. Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 5.22 Brokers. Other than fees or commissions for which Parent will be solely responsible, none of Parent, Merger Sub, Merger Sub II nor any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.23 Disclaimer of Other Warranties. PARENT, MERGER SUB AND MERGER SUB II HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, MERGER SUB, MERGER SUB II, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, MERGER SUB II, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT, MERGER SUB AND MERGER SUB II IN ARTICLE IV; AND (B) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, MERGER SUB II, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT, MERGER SUB AND MERGER SUB II HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT. EACH OF PARENT, MERGER SUB AND MERGER SUB II ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT, MERGER SUB AND MERGER SUB II HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.23, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING THE OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV BY SUCH PERSON.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

Section 6.01 Conduct of Business by the Company and the Company Subsidiaries. During the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or the Company Disclosure Letter; or (c) as contemplated by the Pre-Closing Restructuring, the Company shall, and the Company shall cause the Company Subsidiaries to, use reasonable best efforts to conduct their operations in the ordinary course (with the Group Companies’ actions taken in response to COVID-19 prior to the Effective Date being deemed to be in the ordinary and usual course of business when determining whether actions taken after the Effective Date are in the ordinary and usual course of business; provided, that during any period of full or partial suspension of operations related to COVID-19, the Group Companies may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of the Group Companies or (y) in response to COVID-19 Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.01 of the Company Disclosure Letter, as required by Applicable Legal Requirements, as contemplated by the Pre-Closing Restructuring or as a result of or in connection with a COVID-19 Measure but subject to the conditions above, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a) except as otherwise required by any existing Company Benefit Plan, this Agreement or Applicable Legal Requirements: (i) materially increase or grant any material increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any material bonus to, any current or former employee, director or individual independent contractor except for such increases in the ordinary course of business that do not exceed the greater of (A) $50,000 individually or (B) 5% of total compensation either individually or in the aggregate; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, except severance or termination payments in connection with the termination of any employee whose annual base compensation does not exceed $200,000 in the ordinary course of business; (iii) enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Company Benefit Plan if it had been in effect on the Effective Date (other than annual renewal of welfare plans in the ordinary course of business that do not result in more than a de minimis increase in cost to the Group Companies, and other than entering into employment offer letters in the ordinary course of business that do not contain severance and/or change in control benefits); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; (v) grant any equity or equity-based compensation awards; or (vi) hire or engage any new employee or individual consultant or terminate the employment or engagement, other than for cause or due to death or disability, of any employee or individual consultant if such new employee or individual consultant will receive annual base compensation in excess of $300,000, other than in the ordinary course of business, consistent with past practice;

(b) (i) transfer, sell, assign, license, sublicense, covenant not to assert, encumber, subject to a Lien (other than a Permitted Lien), abandon, fail to maintain, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Company in or to any Owned Intellectual Property material to any of the businesses of the Group Companies (other than non-exclusive licenses of Owned Intellectual Property granted by any Group Company to customers in the ordinary course of business consistent with past practice); (ii) waive, cancel, or modify any material rights in or to any Intellectual Property material to any business of the Group Companies; (iii) fail to diligently prosecute the Patent applications owned by the Company other than applications that are immaterial or that the Company, in the exercise of its good faith business judgment, has determined to abandon; (iv) disclose, divulge, furnish to or make accessible to any third party who is not subject to an enforceable written agreement to maintain the confidentiality thereof any Trade Secrets constituting Owned Intellectual Property or any Trade Secrets of any Person to whom any Group Company has a confidentiality obligation; or (v) subject any material Software constituting Owned Intellectual Property to Copyleft Terms;

(c) except for transactions solely among the wholly-owned Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) other than the exercise of any Company Option or Company Warrant outstanding on the Effective Date, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other Equity Interests, as applicable, in any Group Company, except for the acquisition by the Company of any shares of capital stock, membership interests or other equity interests of the Company or of any Company Option or Company Warrant in connection with the repurchase, forfeiture or cancellation of such interests; or (iii) declare, set aside or pay any dividend or make any other distribution;

(d) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other Equity Interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any Group Company, other than (i) upon the exercise or settlement of Company Options under the Company Benefit Plan and applicable award agreement outstanding on the Effective Date in accordance with their terms as in effect as of the Effective Date, and (ii) as required to comply with any Company Benefit Plan as in effect on the Effective Date;

(e) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, other than (i) upon the exercise or settlement of Company Options under the Company Benefit Plan and applicable award agreement outstanding on the Effective Date in accordance with their terms as in effect as of the Effective Date, and (ii) as required to comply with any Company Benefit Plan as in effect on the Effective Date;

(f) amend its Charter Documents, or form or establish any Subsidiary;

(g) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any Equity Interest in or substantially all or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(h) sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of real or tangible assets or properties, in each case, other than (i) any disposition of obsolete assets in the ordinary course of business as set forth on Section 6.01(h) of the Company Disclosure Letter; (ii) dispositions of obsolete or worthless equipment; or (iii) transactions among the Company and its wholly-owned Subsidiaries;

(i) (i) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another Person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the Effective Date, in each case set forth on Section 6.01(i) of the Company Disclosure Letter; (iii) except in the ordinary course of business, create any material Liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); (iv) cancel or forgive any Indebtedness owed to any of the Group Companies; or (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business;

(j) commence, release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies or their respective properties or assets which would require a payment by the Group Companies in excess of $500,000, except in the ordinary course of business;

(k) except in the ordinary course of business: (A) materially modify, amend or terminate in a manner that is materially adverse to the applicable Group Companies, taken as a whole, any Company Material Contract; (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the Effective Date; (C) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract; or (D) incur or enter into a Contract requiring the Company to make any capital expenditures in excess of the amount set forth on Section 6.01(k) of the Company Disclosure Letter;

(l) except as required by U.S. GAAP (or any interpretation thereof) or Applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(m) (i) make, revoke or change any material Tax election in a manner inconsistent with past practice; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any material Tax Return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) file or surrender any claim for a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) prepare any Tax Return in a manner inconsistent with past practice, in each case, with respect to items (i) through (viii), to the extent such action could reasonably be expected to have a material and adverse impact on Parent, the Company or the Subsidiaries of the Company;

(n) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment;

(o) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;

(p) subject to Section 6.01(b) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than (i) payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Section 6.01(p) of the Company Disclosure Letter as existing on the Effective Date and (ii) payments to employees in the ordinary course of business;

(q) implement any employee layoffs, plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Group Companies under WARN or any similar state or local “mass layoff” or “plant closing” Legal Requirement;

(r) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or

(s) agree to take any of the actions described in Section 6.01(a) through Section 6.01(r).

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.02 Conduct of Business by Parent, Merger Sub and Merger Sub II. During the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, except: (a) to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement, any Transaction Agreement or the Parent Disclosure Letter; or (c) as contemplated by the Pre-Closing Restructuring, Parent shall, and Parent shall cause its Subsidiaries to, conduct their operations in the ordinary course (with Parent and its Subsidiaries’ actions taken in response to COVID-19 prior to the Effective Date being deemed to be in the ordinary and usual course of business, when determining whether actions taken after the Effective Date are in the ordinary and usual course of business; provided, that during any period of full or partial suspension of operations related to COVID-19, the Parent and its Subsidiaries may take reasonable actions outside of the ordinary and usual course of business (x) to the extent reasonably necessary to protect the health and safety of the employees of Parent and its Subsidiaries or (y) in response to COVID-19 Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.02 of the Parent Disclosure Letter, as required by Applicable Legal Requirements, as contemplated by the Pre-Closing Restructuring or as a result of or in connection with a COVID-19 Measure but subject to the conditions above, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a) grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of Parent;

(b) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(c) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(d) other than in connection with the PIPE Investment or except as provided in Section 7.12, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(e) amend its Charter Documents, the Parent Warrant Agreement, the Parent Warrants or form or establish any Subsidiary;

(f) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any Equity Interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(g) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing; provided, however, that Parent shall be permitted to incur Indebtedness (which shall constitute Parent Transaction Costs) from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing and in an aggregate amount not in excess of $1,500,000;

(h) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(i) (i) make, revoke or change any material Tax election in a manner inconsistent with past practice; (ii) settle or compromise any material Tax liability or claim or assessment for a material amount of Taxes; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file an amendment to any material Tax Return in a manner inconsistent with past practice; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) file or surrender any claim for a refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; or (viii) prepare any Tax Return in a manner inconsistent with past practice, in each case, with respect to items (i) through (viii), to the extent such action could reasonably be expected to have a material and adverse impact on Parent, the Company or the Subsidiaries of the Company;

(j) create any material Liens on any material property or assets of Parent, Merger Sub or Merger Sub II;

(k) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent, Merger Sub or Merger Sub II;

(l) commence, settle or compromise any Legal Proceeding;

(m) engage in any material new line of business;

(n) amend the Trust Agreement or enter into or amend any other agreement related to the Trust Account;

(o) seek any approval from the Parent shareholders to change, modify or amend the Trust Agreement or the Parent Organizational Documents, except as contemplated by the Parent Stockholder Matters;

(p) knowingly take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Mergers from qualifying for the Intended Income Tax Treatment;

(q) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Parent, Merger Sub or Merger Sub II (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater); or

(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.02(a) through Section 6.02(q).

Section 6.03 Preparation and Delivery of Additional Company Financial Statements.

(a) As soon as reasonably practicable following the Effective Date, but in no event later than September 15, 2021, the Company shall deliver to Parent true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2019, and the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon, which will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act for financial statements required to be included in the Registration Statement (the “PCAOB Audited Financial Statements”, together with the FY 2021 Financial Statements, if required to be delivered pursuant to this Section 6.03, the “Audited Financial Statements”).

(b) As soon as reasonably practicable following the Effective Date, the Company shall deliver to Parent the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the six-month period ending June 30, 2021 (the “Q2 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q2 Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the Q2 Financial Statements in the same manner as the Interim Financial Statements. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, any Events set forth in the Q2 Financial Statements shall be taken in account when determining whether there has or is reasonably expected to have a Company Material Adverse Effect.

(c) If the Proxy Statement/Registration Statement has not been declared effective by the SEC prior to November 12, 2021, as soon as reasonably practicable thereafter, the Company shall deliver to Parent the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the nine-month period ending September 30, 2021 (the “Q3 Financial Statements” and together with the Q2 Financial Statements, the “Interim Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q3 Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the Q3 Financial Statements in the same manner as the Interim Financial Statements.

(d) If the Proxy Statement/Registration Statement has not been declared effective by the SEC prior to February 14, 2022, as soon as reasonably practicable thereafter, the Company shall deliver to Parent the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the twelve-month period ending December 31, 2021, in each case, together with the auditor’s reports thereon (the “FY 2021 Financial Statements” and together with the PCAOB Audited Financial Statements and the Interim Financial Statements, the “Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such FY 2021 Financial Statements, the representations and warranties set forth in Section 4.08 shall be deemed to apply to the FY 2021 Financial Statements in the same manner as the Audited Financial Statements.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Preparation of Proxy Statement/Registration Statement; Special Meeting and Approvals.

(a) Proxy Statement/Registration Statement and Prospectus.

(i) As promptly as practicable after the Effective Date and receipt of the PCAOB Audited Financial Statements (and if necessary, any other Financial Statements), (x) Parent and the Company shall jointly prepare and Parent shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Parent’s stockholders relating to the Special Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Parent shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Shares that constitute the Total Stockholder Consideration (collectively, the “Registration Statement Securities”). Each of Parent and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Parent and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, any Current Report on Form 8-K prepared in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or their respective Subsidiaries to any regulatory authority (including the NYSE or Nasdaq, as applicable) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Parent will cause the Proxy Statement/Registration Statement to be mailed to the Parent’s stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act. Notwithstanding anything to the contrary in this Agreement, in the event there is any tax opinion, comfort letter or other opinion required to be provided in connection with the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement, nothing in this Agreement shall require (i) Parent’s counsel or tax advisors to provide an opinion that the Mergers qualify for the Intended Income Tax Treatment; or (ii) counsel or tax advisors to the Company to provide an opinion regarding the Tax consequences of the transactions contemplated by this Agreement to the equity holders of Parent prior to the Mergers.

(ii) To the extent not prohibited by Applicable Legal Requirements, Parent will advise the Company, reasonably promptly after Parent receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Shares for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Applicable Legal Requirements, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Parent shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Applicable Legal Requirements, Parent shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Parent or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Parent’s stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the First Effective Time any information relating to the Company, Parent or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Parent, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Legal Requirement, disseminated to the Parent’s stockholders.

(v) The Registration Statement, to the extent permitted by applicable rules and regulations of the SEC, also will register the resale of the Parent Shares that constitute the Total Stockholder Consideration, other than certain equity securities issuable under the Equity Incentive Plan that are based on Parent Shares, which shall instead be registered pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.15.

(b) Parent Stockholder Approvals. Parent shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Parent’s stockholders in compliance with Applicable Legal Requirement; and (ii) duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Special Meeting”) in accordance with the Parent Organizational Documents, which meeting shall be held not more than 30 Business Days after the date on which Parent mails the Proxy Statement to its stockholders; and (iii) solicit proxies from the holders of Parent Class A Stock to vote in favor of each of the Parent Stockholder Matters, and (b) provide Parent’s stockholders with the opportunity to redeem shares of Parent Class A Stock (the “Parent Stockholder Redemption”). Parent shall, through its board of directors, recommend to its stockholders the (A) approval of the amendment and restatement of the Parent Organizational Documents, in the form of the Parent A&R Charter attached hereto as Exhibit B (as may be subsequently amended by mutual written agreement of the Company and Parent at any time before the effectiveness of the Registration Statement), including any separate or unbundled advisory proposals to implement the foregoing; (B) the adoption of this Agreement and approval of the Transactions in accordance with Applicable Legal Requirement and exchange rules and regulations; (C) approval of, for purposes of complying with the applicable rules of the NYSE, the issuance of shares of Parent Common Stock in connection with the Mergers, including the shares to be issued to the PIPE Investors as contemplated by the Subscription Agreements; (D) approval of the adoption of a management equity incentive plan (“LTIP”); (E) adoption and approval of an employee stock purchase plan, in form and substance reasonably acceptable to Parent and the Company, (the “ESPP”); (F) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Proxy Statement/Registration Statement or correspondence related thereto; (G) adoption and approval of any other proposals as reasonably agreed by Parent and the Company to be necessary or appropriate in connection with the Transactions; (H) the approval of the adoption of the Parent Certificate of Designations, in the form attached hereto as Exhibit K; and (I) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Parent Stockholder Matters”), and include such recommendation in the Proxy Statement. To the fullest extent permitted by Applicable Legal Requirements, (x) Parent’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Intervening Event Change in Recommendation; and (y) Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for approval the Parent Stockholder Matters. By written notice, the Company may request that Parent adjourn the Special Meeting (the “Company Adjournment Request”) until the earlier of (A) fifteen days after the date for which the Special Meeting was then scheduled or (B) the date that is the third Business Day prior to the Outside Date, if the Company believes in good faith that such adjournment is necessary in order to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval or for the absence of a quorum of the Parent stockholders. Upon receipt of the Company Adjournment Request, Parent shall adjourn the Special Meeting for the period of time specified in the Company Adjournment Request; provided, that the Company may not issue more than one Company Adjournment Request. Parent agrees that it shall provide the holders of shares of Parent Common Stock the opportunity to elect redemption of such shares of Parent Common Stock in connection with the Special Meeting, as required by the Parent Organizational Documents.

(c) Notwithstanding anything to the contrary contained in this Agreement, the board of directors of Parent may, at any time prior to, but not after, obtaining the Parent Stockholder Approval, withdraw, amend, qualify or modify its recommendation to the stockholders of Parent that they vote in favor of the Parent Stockholder Matters (together with any withdrawal, amendment, qualification or modification of its recommendation to the stockholders of Parent described in the recitals hereto solely in response to an Intervening Event, an “Intervening Event Change in Recommendation”) if the failure to take such action would be a breach of the fiduciary duties of the board of directors of Parent to the Parent stockholders under applicable Law; provided, that: (A) the Company shall have received written notice from Parent of Parent’s intention to make an Intervening Event Change in Recommendation at least five Business Days prior to the taking of such action by Parent (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail; (B) during the Intervening Event Notice Period and prior to making an Intervening Event Change in Recommendation, if requested by the Company, Parent and its representatives shall have negotiated in good faith with the Company and its representatives regarding any revisions or adjustments proposed by the Company to the terms and conditions of this Agreement as would enable Parent to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation; and (C) if the Company requested negotiations in accordance with clause (B), Parent may make an Intervening Event Change in Recommendation only if the board of directors of Parent, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company Stockholders shall have, prior to the expiration of the five-Business Day period, offered in writing in a manner that would form a binding contract if accepted by Parent (and the other applicable parties hereto), continues to determine in good faith that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the Parent stockholders under applicable Law. An “Intervening Event” shall mean any Event that (i) was not known to the board of directors of Parent as of the Effective Date and (ii) does not relate to (A) any Parent Business Combination proposal or (B) clearance of the Transaction under the regulatory approvals or any other applicable laws, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.02; provided, however, that (1) any change in the price or trading volume of Parent Common Stock shall not be taken into account for purposes of determining whether an Intervening Event has occurred (in and of itself, but without preventing a determination of an Intervening Event as to the Events underlying such change); and (2) the Company or any if its Subsidiaries meeting, failing to meet or exceeding projections (in and of itself, but without preventing a determination of an Intervening Event as to the Events underlying such change) shall not be taken into account for purposes of determining whether an Intervening Event has occurred. Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations on Parent and/or Parent’s board of directors to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or make a recommendation, shall be tolled during such period, and in the event a filing and or notice for a meeting was made prior to the Intervening Event Notice Period, Parent shall be permitted to adjourn such meeting and amend such filing as necessary in order to provide sufficient time for the stockholders to consider any revised recommendation.

(d) Company Stockholder Approvals. Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Required Company Stockholders (pursuant to the executed Support Agreements) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Written Consent within five Business Days of the Registration Statement having been declared effective, the Company shall duly convene a meeting of the Company Stockholders for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Mergers, as soon as reasonably practicable after the Registration Statement is declared effective. If such meeting of the Company Stockholders is convened, the Company shall obtain the Company Stockholder Approval at such meeting of the Company Stockholders and shall take all other action necessary or advisable to secure the Company Stockholder Approval as soon as reasonably practicable after the Registration Statement is declared effective.

Section 7.02 Regulatory Approvals.

(a) Parent and the Company shall each prepare and file the notification required of it under the HSR Act in connection with the Transactions as promptly as practicable after the Effective Date, and no later than ten Business Days after the Effective Date, and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice, or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and shall (and, to the extent required, shall cause its Affiliates to) request early termination of any applicable waiting periods under the HSR Act. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods. Parent shall cooperate in good faith with any Governmental Entity and undertake promptly any and all action required to complete lawfully the Transactions contemplated hereby as soon as practicable and, with the prior written consent of the Company, any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Entity or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Mergers, including, (i) proffering and consenting and/or agreeing to an Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Parent or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Parent and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the Transactions contemplated hereby. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication, whether written or oral, to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Parent, on the one hand, and the Company, on the other hand, shall each pay 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

(b) Except for filings under the HSR Act, which are governed by (a) above, each Party hereto shall, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement (including those required by applicable Approvals of the Group Companies (the “Regulatory Filings”)). Each Party shall use reasonable best efforts to cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals and effect any such Regulatory Filing. With respect to the Regulatory Filings, each Party agrees to use its reasonable best efforts and cooperate with the other Party (i) in timely making inquiries with Governmental Entities regarding the Regulatory Filings; (ii) in determining if any Regulatory Filings are required by Governmental Entities; and (iii) in timely making all Regulatory Filings (except with respect to such jurisdictions where the Parties agree that a Regulatory Filing is not required). If Parent determines that it is required to make any Regulatory Filing or otherwise provide information with respect to Parent or any Parent personnel or Affiliates to a Governmental Entity in connection with any Approval, then the Company will, except as prohibited by Applicable Legal Requirements (in which case the Company will use commercially reasonable efforts to obtain any required permission to allow disclosure), provide upon Parent’s request relevant portions of all past filings and correspondence with Governmental Entities with respect to any Approvals related to such Regulatory Filing or information provision requirement that Parent reasonably determines to be necessary to make a complete, accurate and timely Regulatory Filing or provision of information. The Parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding in any material respect the receipt of any Regulatory Filings or any other required consents, authorizations, orders and approvals that, if not received, would have or would reasonably be expected to have, a material adverse impact on the business of the Group Companies, taken as a whole.

(c) Without limiting the generality of the forgoing, promptly, and in any event within ten Business Days following the Effective Date, the Company shall prepare and cause the Broker-Dealer to file with FINRA a continuing membership application (pursuant to FINRA Rule 1017) (the “FINRA Consent Application”), with respect to the transactions contemplated by this Agreement, and shall provide the Parent with an opportunity to review and comment upon such FINRA Consent Application (which comments the Company shall consider in good faith and, to the extent any such comments relate to disclosure directly regarding the Parent and such comments are reasonable, the Company shall use reasonable efforts to incorporate such comments into the application) prior to the filing thereof with FINRA. The Company shall promptly apprise the Parent of the occurrence and substance of each material communication from or to FINRA or the SEC with respect to the FINRA Consent Application.

Section 7.03 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance by the Company.

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) The Parties shall mutually prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved in advance in writing by the Company. Prior to Closing, Parent and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, or as soon as practicable thereafter, Parent shall issue the Closing Press Release and shall file the Closing Form 8-K with the SEC.

Section 7.04 Confidentiality; Access to Information.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the Effective Date and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company or the Company Stockholders, on the one hand, or Parent, Merger Sub or Merger Sub II, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; (iv) disclosure required by Applicable Legal Requirement or stock exchange rule; or (v) disclosure consented to in writing by Parent, Merger Sub or Merger Sub II (in the case of the Company Stockholders and, prior to the Closing, the Company) or the Company (in the case of Parent, Merger Sub or Merger Sub II and, following the Closing, the Company).

(b) None of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) internal announcements to employees of the Group Companies; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.03 or this Section 7.04(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions.

(c) The Company shall afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company. Parent shall afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of Parent. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or (ii) violate any Contract to which such Party is a party or bound; provided, that the Parties agree to cooperate in good faith and use commercially reasonable efforts to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii) above.

Section 7.05 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable best efforts as may be necessary to avoid any Legal Proceeding; (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Section 4.05(b) of the Company Disclosure Letter; (iv) the termination of each agreement set forth on Section 7.05 of the Company Disclosure Letter; (v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

Section 7.06 No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall use its reasonable best efforts to direct each of its directors, officers and employees to comply with the foregoing requirement.

Section 7.07 No Claim Against Trust Account. For and in consideration of Parent, Merger Sub and Merger Sub II entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Parent; provided, that: (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent pursuant to this Agreement for legal relief against monies or other assets of Parent held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for Parent to specially perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Parent Stockholder Redemption) to the Company in accordance with the terms of this Agreement and the Trust Agreement) or for intentional fraud in the making of the representations and warranties in Article V; and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against Parent’s assets or funds that are not held in the Trust Account.

Section 7.08 Securities Listing. Parent will cause the shares of Parent Class A Stock issued in connection with the Transactions to be approved for listing on the NYSE at Closing. During the period from the Effective Date until the Closing, Parent shall keep the Parent Class A Stock and Public Warrants listed for trading on the NYSE.

Section 7.09 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Trust Termination Letter; and (ii) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to stockholders who elect to have their Parent Common Stock converted to cash in accordance with the provisions of Parent’s Charter Documents; (B) for income tax or other tax obligations of Parent prior to Closing; (C) for any Parent Transaction Costs; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent, if any; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.10 Directors’ and Officers’ Liability Insurance.

(a) Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of Parent and any Group Company (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Charter Documents and Parent Organizational Documents or in any indemnification agreement with any Parent or Group Company set forth on Section 7.10(a) of the Company Disclosure Letter, shall survive the Closing and shall continue in full force and effect for a period of six years from the Closing Date. For a period of six years from the Closing Date, Parent shall cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Parent Organizational Documents or any such Group Company’s Charter Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Parent or each Group Company with any D&O Indemnified Party as in effect immediately prior to the Closing Date and made available to Parent prior to the Effective Date, and Parent shall, and shall cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party for a period of six years from the Closing Date; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, Parent shall cause the Group Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 7.10.

(b) Prior to the Closing, Parent and the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the First Effective Time covering each such Person that is a director or officer of Parent and a Group Company, as applicable, currently covered by a directors’ and officers’ liability insurance policy of one or more of Parent and the Group Companies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the Effective Date for the six-year period following the Closing. Parent shall, and shall cause the Surviving Entity to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(b).

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Person may have under the Parent Organizational Documents or Charter Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 7.10 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.10 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10.

(d) If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 7.10.

Section 7.11 Tax Matters.

(a) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions shall be borne and paid by the Parent. Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Parent shall reasonably cooperate with respect thereto as necessary).

(b) On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided, that, notwithstanding anything to the contrary, Parent’s sole remedy in the event the Company fails to deliver such certificate shall be to make a proper withholding of Tax to the extent required by Applicable Legal Requirements.

(c) All Tax sharing agreements or similar arrangements with respect to or involving any Group Company (other than any agreement entered into in the ordinary course of business, not primarily concerning Taxes or not imposing any obligations on the Group Companies, or the only parties to which are Group Companies) shall be terminated prior to the Closing Date and, after the Closing Date, none of the Group Companies shall be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there shall be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.

(d) If, in connection with the preparation and filing of the Proxy Statement/Registration Statement, the SEC requests or requires that a tax opinion be prepared and submitted in connection therewith with respect to (i) the qualification of the Mergers as a reorganization, then the Company shall use reasonable best efforts to obtain such opinion from Latham & Watkins LLP or other advisors to the Company, subject to customary assumptions and limitations, as requested or required by the SEC with respect to such matters; and (ii) the tax consequences of the transactions contemplated by this Agreement to holders of securities issued by Parent, then Parent shall use reasonable best efforts to obtain such opinion from White & Case LLP or other advisors to Parent, subject to customary assumptions and limitations, as requested or required by the SEC with respect to such matters. The Parties will reasonably cooperate in connection with the provision of any opinions required in connection with the transactions contemplated hereby, including in connection with the provision of customary factual representation letters.

Section 7.12 Subscription Agreements. Parent shall not permit any material amendment, modification or waiver of any material provision or waiver to be made to the Subscription Agreements (without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed)). Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and using its commercially reasonable efforts to enforce its rights under the Subscription Agreements in the event that all of the conditions in the Subscription Agreements (other than conditions that Parent controls the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to contribute to (or as directed by) Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements at or prior to the Closing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and, in any event within three Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Subscription Agreement known to Parent; (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (C) if Parent does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors contemplated by the Subscription Agreements. Notwithstanding anything to the contrary contained herein (i) Parent can replace any PIPE Investor with any third party without the Company’s prior written consent (but with prior written notice to the Company), except to the extent that the Company reasonably and in good faith believes that such potential investor would cause reputational damage to the Company; or (ii) Parent may reduce, replace or waive any commitment under the Subscription Agreement without the Company’s prior written consent so long as the Minimum Required Funds are met.

Section 7.13 Section 16 Matters. Prior to the First Effective Time, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.14 Board of Directors. The Parties shall take all such action within their power as may be necessary or appropriate such that immediately following the First Effective Time the persons listed on Section 7.14 of the Company Disclosure Letter and the other persons identified by the applicable Party following the Effective Date are elected and appointed as directors of Parent effective immediately after the Closing; provided, that any such persons not listed on Section 7.14 of the Company Disclosure Letter shall be identified as promptly as practicable following the Effective Date.

Section 7.15 LTIP and ESPP. Effective as of (and contingent on) the Closing, Parent shall approve and, subject to approval of the stockholders, adopt (a) a LTIP, in substantially the form attached hereto as Exhibit F (with such changes as may be agreed by Parent and the Company), and (b) an ESPP, in substantially the form attached hereto as Exhibit G, (with such changes as may be agreed by Parent and the Company). Within five Business Days following the expiration of the 60 day period following the date Parent has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Parent shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Parent Class A Stock issuable under the LTIP and the ESPP, and Parent shall use reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the LTIP and the ESPP remain outstanding.

Section 7.16 No Solicitation.

(a) During the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its employees, agents, officers, directors, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, representatives, advisors) concerning any merger, sale of a majority of the ownership interests and/or assets of the Company, recapitalization or similar transaction involving the Company (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries, and shall direct their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the period from the Effective Date and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent, Merger Sub and Merger Sub II shall not, and shall direct their respective Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. Parent, Merger Sub and Merger Sub II shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Parent Business Combination.

(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties (and in the case of Parent’s receipt of a Parent Business Combination proposal, Parent shall also provide notice to the Company) if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission (and in the case of Parent’s receipt, Parent shall also provide copies to the Company).

Section 7.17 Stockholder Litigation. In the event that any litigation related to this Agreement, any ancillary agreement or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of Parent, threatened in writing, against Parent or the board of directors of Parent by any of Parent’s stockholders prior to the Closing, Parent shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Parent shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.18 Pre-Closing Restructuring. The Company shall within five Business Days of the Effective Date take those actions set forth, and otherwise in the manner described, on Section 7.18 of the Company Disclosure Letter (such actions, the “Pre-Closing Restructuring”).

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

Section 8.01 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) At the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval shall have been duly obtained in accordance with the DGCL, the Parent Organizational Documents and the NYSE rules and regulations.

(b) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(c) There shall not be in force any Order enjoining or prohibiting the consummation of the Transactions.

(d) The shares of Parent Common Stock to be issued in connection with the Closing shall be approved for listing upon the Closing on the NYSE subject only to official notice of such issuance and to the requirement to have a sufficient number of round lot holders.

(e) The Company Stockholder Approval shall have been obtained.

(f) Parent shall have at least $5,000,001 of net tangible assets after giving effect to the Parent Stockholder Redemptions and the PIPE Investment.

(g) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(h) Either (i) the FINRA Approval shall have been obtained and shall be in full force and effect, or (ii) 30 days shall have passed since a substantially complete FINRA Consent Application shall have been submitted, and FINRA shall not have imposed an interim restriction in connection with the FINRA Consent Application and shall have notified the Company (or the Broker-Dealer) that it does not intend to impose such a restriction.

Section 8.02 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) (i) The representations and warranties of Parent contained in the first sentence of Section 5.03(a) shall be true and correct in all but de minimis respects on and as of the Closing Date as though made on and as of the Closing Date, except with respect to shares of Parent Class A Stock redeemed pursuant to the Parent Stockholder Redemption; (ii) the Fundamental Representations of Parent shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties contained in Section 5.08 shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date; and (iv) all other representations and warranties of Parent set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of this clause (iv) where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably expected to have a Parent Material Adverse Effect.

(b) Parent, Merger Sub and Merger Sub II shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date; provided, that for purposes of this Section 8.02(b), a covenant of Parent, Merger Sub or Merger Sub II shall only be deemed to have not been performed if Parent, Merger Sub or Merger Sub II has failed to cure within 20 days after written notice by the Company (or if earlier, the Outside Date).

(c) Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.02(a) and Section 8.02(b).

(d) The persons listed on Section 8.02(d) of the Parent Disclosure Letter shall have resigned from all of their positions and offices with Parent, Merger Sub and Merger Sub II.

(e) The Parent Charter shall be amended and restated in the form of the Parent A&R Charter, the Parent Certificate of Designations shall have been adopted and approved and the Parent Bylaws shall be amended and restated in the form of the Parent A&R Bylaws.

(f) Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.09, available to Parent for payment of the Company Transaction Costs and the Parent Transaction Costs at the Closing.

(g) The funds contained in the Trust Account after all amounts required to be paid pursuant to the Parent Stockholder Redemptions have been paid, together with the PIPE Investment Amount actually received by Parent, the Equity Financing Proceeds and the Series X Proceeds shall, before giving effect to the payment of all Parent Transaction Costs and Company Transaction Costs, equal or exceed $450,000,000 (“Minimum Required Funds”).

Section 8.03 Additional Conditions to the Obligations of Parent, Merger Sub and Merger Sub II. The obligations of Parent, Merger Sub and Merger Sub II to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) (i) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties contained in Section 4.10 shall be true and correct on and as of the Closing Date as though made on and as of the Closing Date; and (iii) all other representations and warranties of the Company set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of this clause (iii) where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Effect.

(b) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date; provided, that for purposes of this Section 8.03(b), a covenant of the Company shall only be deemed to have not been performed if the Company has failed to cure within 20 days after written notice by Parent (or if earlier, the Outside Date).

(c) The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.03(a) and Section 8.03(b).

Section 8.04 Frustration of Closing Conditions. A Party may not rely on the failure of any condition set forth in Section 8.01, Section 8.02 or Section 8.03, as the case may be, to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Transactions shall not have been consummated by May 18, 2022 (the “Outside Date”); provided, however, that if the Registration Statement shall not have become effective under the Securities Act on or prior to April 18, 2022, the Outside Date shall be extended to July 19, 2022; provided, further, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; provided, further, that if the Parent Stockholder Approval has been obtained at least 5 Business Days prior to the Outside Date, the Company shall have no right to terminate this Agreement under this Section 9.01(b) if, at such time, the Company’s sole right to terminate this Agreement (other than this Section 9.01(b)) is as a result of Section 8.02(g) not being satisfied or no longer being capable of being satisfied;

(c) by either Parent or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent, Merger Sub or Merger Sub II, or if any representation or warranty of Parent, Merger Sub or Merger Sub II shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent, Merger Sub or Merger Sub II is curable by Parent, Merger Sub or Merger Sub II prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that each of Parent and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.01(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent, Merger Sub or Merger Sub II is cured during such 30-day period);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.01(e) until the earlier of: (i) 30 days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company, continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.01(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such 30-day period);

(f) by either the Parent or the Company, if, at the Special Meeting (including any adjournments thereof), the Parent Stockholder Approval is not obtained;

(g) by the Parent if the PCAOB Audited Financial Statements have not been delivered by September 15, 2021;

(h) by the Parent if the PCAOB Audited Financial Statements delivered by the Company to the Parent (i) do not contain an unqualified opinion or (ii) contain a materially adverse deviation from the Draft PCAOB Financial Statements;

(i) by Parent if the Written Consent is not delivered or the Company Stockholder Approval is not obtained at a meeting with the Company Stockholders prior to ten Business Days after the Registration Statement is declared effective;

(j) by the Company if there has been an Intervening Event Change in Recommendation;

(k) by the Company if the condition set forth in Section 8.02(g) is not satisfied or is no longer capable of being satisfied; provided, that, the Company may not terminate this Agreement under this Section 9.01(k) unless all of the conditions set forth in Section 8.01 and Section 8.02 (other than Section 8.02(g)) are otherwise satisfied or would be satisfied if the Closing were to occur at the time of such termination, other than those conditions that by their nature are to be satisfied at the Closing (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.01(k) if it shall have materially breached this Agreement in a manner that has caused or resulted in the failure of the condition set forth in Section 8.02(g) to be satisfied and such breach has not been cured); provided further, that if the failure of any of the conditions set forth in Section 8.01 or Section 8.02, including, for the avoidance of doubt, Section 8.01(d) and Section 8.01(f), is related to the failure of Section 8.02(g), the failure of such condition shall not prevent the Company from exercising its right to terminate this Agreement under this Section 9.01(k); or

(l) by Parent during the period beginning on the third Business Day following the Outside Date if (x) the Parent Stockholder Approval has been obtained and (y) the condition set forth in Section 8.02(g) is not satisfied or is no longer capable of being satisfied; provided, that, Parent may not terminate this Agreement under this Section 9.01(l) unless all of the conditions set forth in Section 8.01 and Section 8.02 (other than Section 8.02(g)) are otherwise satisfied or would be satisfied if the Closing were to occur at the time of such termination, other than those conditions that by their nature are to be satisfied at the Closing; provided further, that if the failure of any of the conditions set forth in Section 8.01 or Section 8.02, including, for the avoidance of doubt, Section 8.01(d) and Section 8.01(f), is related to the failure of Section 8.02(g), the failure of such condition shall not prevent Parent from exercising its right to terminate this Agreement under this Section 9.01(l).

Section 9.02 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.01 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.04, Section 7.07, this Section 9.02, Section 9.03, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any Willful Breach of this Agreement or intentional fraud with the specific intent to deceive in the making of the representations and warranties in this Agreement. As used herein, the term “Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a breach of this Agreement, with the actual knowledge that the taking of such action or failure to act would cause such breach.

Section 9.03 Termination Fee.

(a) In the event that this Agreement is terminated pursuant to (i) Section 9.01(k), the Company shall be obligated to pay Parent or its designee(s) a termination fee of $30,000,000 or (ii) Section 9.01(l), the Company shall be obligated to pay Parent or its designee(s) a termination fee of $17,000,000 (each, a “Termination Fee”) within two Business Days after termination of this Agreement pursuant to Section 9.01(k) or Section 9.01(l), as applicable, by wire transfer of immediately available funds to an account designated by Parent in writing.

(b) Notwithstanding anything to the contrary set forth in this Agreement, except in the case of fraud, if the Termination Fee is paid pursuant to Section 9.03(a), such payment shall constitute the sole and exclusive remedy of Parent, Merger Sub I, Merger Sub II or any of their respective former, current or future general or limited partners, shareholders, Representatives or assignees against the Company, the Company Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, Representatives or assignees (together with the Company, collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(c) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.03 are an integral part of the Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) the Termination Fee does not constitute a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company fails to timely pay the Termination Fee pursuant to this Section 9.03 and, in order to obtain such payment, Parent commences an action that results in a judgment against the Company for the payment of the Termination Fee set forth in this Section 9.03, the Company shall pay Parent its costs and expenses in connection with such an action (including reasonable attorneys’ fees).

ARTICLE X

NO SURVIVAL

Section 10.01 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.01 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to intentional fraud with the specific intent to deceive in the making of the representations and warranties by such Person in Article IV or Article V, as applicable.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, Merger Sub, or Merger Sub II, to:

InterPrivate III Financial Partners Inc.

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

Attention:       Ahmed M. Fattouh

Email:            [***]

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:        Bryan Luchs

              Andrew J. Ericksen

              Bill Parish

Email:             [***]

              [***]

              [***]

if to the Company, prior to the Closing, to:

Aspiration Inc.

4640 Admiralty Way, Suite 725

Marina Del Rey, CA 90292

Attention:        Andrei Cherny

                         Mike Shuckerow

Email:             [***]

                         [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Attention:        Justin G. Hamill

                         Benjamin Potter

Email:             [***]

                         [***]

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 11.02 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “DFS Venue” online datasite hosted by Citigroup Global Markets Inc. at least two Business Days prior to the Effective Date. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. Notwithstanding anything to the contrary contained in this Agreement (including without limitation the failure or purported failure by Parent or the Company, as applicable, to disclose any matter required to be disclosed on any Parent Disclosure Schedule or Company Disclosure Schedule, respectively, hereto), each of Parent and the Company agree that no representation, warranty or agreement of the other Party in this Agreement or in any other Transaction Document shall be deemed to be untrue or incorrect, and neither of Parent or the Company, as applicable, shall be deemed to be in breach thereof, if the other Party had Knowledge thereof on the Amendment Date. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.

Section 11.03 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission (including .pdf file) to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.04 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the First Effective Time, of Persons pursuant to the provisions of Article III, Section 7.10, Section 11.11, Section 11.12, Section 11.13 and Section 11.14 (which will be for the benefit of the Persons set forth therein and each of whom are intended express third party beneficiaries of such provisions), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.05 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.06 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Parent acknowledges and agrees that the Company shall be entitled to bring an action for specific enforcement to cause Parent to seek to enforce the provisions of the Subscription Agreements to the fullest extent permissible pursuant to such Subscription Agreements as if it were a party thereto.

Section 11.07 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 11.08 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the courts of the Court of Chancery located in the State of Delaware or to the extent that such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, in each case, in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.01. Notwithstanding the foregoing in this Section 11.08, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.09 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions; provided, however, that on the Amendment Date, the Company shall reimburse Parent $3,000,000 of its reasonable and documented out-of-pocket expenses incurred to date (the “Expense Reimbursement”) by wire transfer of immediately available funds to an account or accounts designated by Parent in writing.

Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.13 Extension; Waiver. At any time prior to the Closing, Parent (on behalf of itself, Merger Sub and Merger Sub II), on the one hand, and the Company may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

Section 11.15 Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) except in the case of Section 6.01 and Section 6.02, it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Legal Requirement; (b) an admission of any liability or obligation to any third party; or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of Parent, Merger Sub and Merger Sub II or the Company, as applicable. In addition, under no circumstances shall the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect or Parent Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Neither the Company nor Parent shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, which otherwise is not required to be disclosed by this Agreement.

Section 11.16 Conflicts and Privilege.

(a) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Parent or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) (collectively, the “InterPrivate Group”), on the one hand, and (y) the Surviving Entity and/or any member of the Aspiration Group, on the other hand, any legal counsel, including White & Case LLP (“W&C”), that represented Parent and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the InterPrivate Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented Parent in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity and/or the Sponsor. Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any ancillary agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsor and/or any other member of the InterPrivate Group, on the one hand, and W&C, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the InterPrivate Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Parent or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

(b) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) (collectively, the “Aspiration Group”), on the one hand, and (y) the Surviving Entity and/or any member of the InterPrivate Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the Aspiration Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any ancillary agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Aspiration Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the Aspiration Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

Section 11.17 Effectiveness of Amendment and Restatement. This Agreement amends and restates the Original Agreement in its entirety. All amendments to the Original Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall have effect as of the Amendment Date unless expressly stated otherwise; provided, however, that, for the avoidance of doubt, unless otherwise stated in this Agreement, the representations and warranties made in this Agreement shall be deemed to be made on and as of the Effective Date and not made as of the Amendment Date.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amended & Restated Agreement and Plan of Merger to be duly executed as of the date first written above.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chief Executive Officer & Chairman

[Signature Page to Amended and Restated Agreement and Plan of Merger]

INTERPRIVATE III MERGER SUB INC.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Director

[Signature Page to Amended and Restated Agreement and Plan of Merger]

INTERPRIVATE III MERGER SUB II LLC

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chief Executive Officer & Chairman

[Signature Page to Amended and Restated Agreement and Plan of Merger]

ASPIRATION PARTNERS INC.

By:	/s/ Andrei Cherny
Name: Andrei Cherny
Title: Chief Executive Officer

[Signature Page to Amended and Restated Agreement and Plan of Merger]

SCHEDULE A

Defined Terms

Section 1 Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“Acceleration Event”	Section 3.02

“Additional Parent SEC Reports”	Section 5.07(a)

“Additional Shares”	Section 2.14(b)(i)

“Affiliate”	Schedule A, Section 2

“Agreement”	Preamble

“AICPA Audited Financial Statements”	Section 4.08(a)

“Anti-Corruption Laws”	Schedule A, Section 2

“Applicable Legal Requirements”	Recitals

“Approvals”	Section 4.06(b)

“Aspiration Group”	Section 11.16(b)

“Audited Financial Statements”	Section 4.08(a)

“Business Day”	Schedule A, Section 2

“CARES Act”	Schedule A, Section 2

“Cash and Cash Equivalents”	Schedule A, Section 2

“Certificate”	Section 2.07(a)(i)

“Certifications”	Section 5.07(a)

“Change of Control”	Schedule A, Section 2

“Charter Documents”	Section 4.01

“Closing”	Section 1.01

“Closing Consideration”	Section 2.10(a)

“Closing Date”	Section 1.01

“Closing Form 8-K”	Section 7.03(c)

“Closing Press Release”	Section 7.03(c)

“Code”	Schedule A, Section 2

“Common Share Price”	Schedule A, Section 2

“Company”	Preamble

“Company Adjournment Request”	Section 7.01(b)

“Company Benefit Plan”	Section 4.12(a)

“Company Business Combination”	Section 7.16(a)

“Company Common Stock”	Schedule A, Section 2

“Company Disclosure Letter”	Article IV, Preamble

“Company Material Adverse Effect”	Schedule A, Section 2

“Company Material Contract”	Section 4.20(a)

“Company Preferred Stock”	Section 4.03(a)

“Company Real Property Leases”	Section 4.14(b)

“Company Series A Preferred Stock”	Schedule A, Section 2

“Company Series B-1 Preferred Stock”	Schedule A, Section 2

“Company Series B-2 Preferred Stock”	Schedule A, Section 2

“Company Series B-3 Preferred Stock”	Schedule A, Section 2

“Company Series B-4 Preferred Stock”	Schedule A, Section 2

“Company Series B-5 Preferred Stock”	Schedule A, Section 2

“Company Series C-1 Preferred Stock”	Schedule A, Section 2

“Company Series C-2 Preferred Stock”	Schedule A, Section 2

“Company Series C-3 Preferred Stock”	Schedule A, Section 2

“Company Series C-4 Preferred Stock”	Schedule A, Section 2

“Company Series Seed Preferred Stock”	Schedule A, Section 2

“Company Series X Preferred Stock”	Schedule A, Section 2

“Company Stock”	Schedule A, Section 2

“Company Stockholder”	Schedule A, Section 2

“Company Stockholder Approval”	Recitals

“Company Subsidiaries”	Section 4.02(a)

“Company Transaction Costs”	Schedule A, Section 2

“Company Warrant”	Section 2.08(b)

“Company Warrantholder”	Section 2.08(b)

“Confidentiality Agreement”	Schedule A, Section 2

“Contract”	Schedule A, Section 2

“Conversion Stock”	Schedule A, Section 2

“Conversion Stockholder”	Schedule A, Section 2

“Copyleft Terms”	Section 4.18(f)

“COVID-19”	Schedule A, Section 2

“COVID-19 Measures”	Schedule A, Section 2

“Current Government Contract”	Schedule A, Section 2

“D&O Indemnified Party”	Section 7.10(a)

“D&O Tail”	Section 7.10(b)

“Data Security Obligation”	Section 4.19(a)

“Derivative Rights”	Schedule A, Section 2

“DGCL”	Recitals

“Dissenting Shares”	Section 2.09

“DLLCA”	Recitals

“Draft PCAOB Financial Statements”	Section 4.08(b)

“Earn Out Participant”	Schedule A, Section 2

“Earn Out Period”	Schedule A, Section 2

“Earn Out Shares”	Section 3.01

“Environmental Law”	Schedule A, Section 2

“Equity Financing Proceeds”	Schedule A, Section 2

“Equity Incentive Plan”	Schedule A, Section 2

“Equity Interests”	Schedule A, Section 2

“ERISA”	Schedule A, Section 2

“ERISA Affiliate”	Schedule A, Section 2

“Escrow Account”	Schedule A, Section 2

“Escrow Agent”	Schedule A, Section 2

“Escrow Agreement”	Schedule A, Section 2

“Escrow Pro Rata Shares”	Schedule A, Section 2

“Escrow Shares”	Section 2.14(a)

“ESPP”	Section 7.01(b)

“Exchange Act”	Schedule A, Section 2

“Exchange Agent”	Section 2.10(b)

“Exchange Fund”	Section 2.10(c)

“Exchange Ratio”	Schedule A, Section 2

“Excluded Share”	Section 2.07(a)(iv)

“Exercisable Company Warrant”	Section 2.08(b)

“Expense Reimbursement”	Section 11.10

“Export Control Laws”	Schedule A, Section 2

“Financial Statements”	Section 6.03(d)

“FINRA Consent Application”	Section 7.02(c)

“First Certificate of Merger”	Section 2.01

“First Effective Time”	Section 2.01

“First Merger”	Recitals

“Fully Diluted Company Shares”	Schedule A, Section 2

“Fundamental Representations”	Schedule A, Section 2

“FY 2021 Financial Statements”	Section 6.03(d)

“GAAP”	Schedule A, Section 2

“Governmental Entity”	Schedule A, Section 2

“Group Companies”	Schedule A, Section 2

“Group Companies’ Privacy Notices”	Section 4.19(a)

“Hazardous Material”	Schedule A, Section 2

“Hedging Transaction”	Schedule A, Section 2

“HSR Act”	Section 4.05(b)

“Indebtedness”	Schedule A, Section 2

“Inherent Note”	Schedule A, Section 2

“Insurance Policies”	Section 4.21

“Intellectual Property”	Schedule A, Section 2

“Intended Income Tax Treatment”	Section 2.13

“Interim Financial Statements”	Section 6.03(c)

“InterPrivate”	Schedule A, Section 2

“InterPrivate Group”	Section 11.16(a)

“Intervening Event”	Section 7.01(c)

“Intervening Event Change in Recommendation”	Section 7.01(c)

“Intervening Event Notice Period”	Section 7.01(c)

“Investor Rights Agreement”	Section 1.02(a)(viii)

“Latham”	Section 11.16(b)

“Law”	Schedule A, Section 2

“Leased Real Property”	Section 4.14(b)

“Legal Proceeding”	Schedule A, Section 2

“Legal Requirements”	Schedule A, Section 2

“Letter Agreements”	Schedule A, Section 2

“Liabilities”	Schedule A, Section 2

“Lien”	Schedule A, Section 2

“Losses”	Schedule A, Section 2

“LTIP”	Section 7.01(b)

“Merger Consideration Schedule”	Section 1.02(b)(vi)

“Merger Sub”	Preamble

“Merger Sub Common Stock”	Section 5.03(b)

“Merger Sub II”	Preamble

“Mergers”	Recitals

“Minimum Required Funds”	Section 8.02(g)

“NYSE”	Section 5.07(a)

“Oaktree”	Schedule A, Section 2

“OFAC”	Schedule A, Section 2

“Offer Documents”	Section 7.01(a)(i)

“Original Agreement”	Recitals

“Order”	Schedule A, Section 2

“Outside Date”	Section 9.01(b)

“Parent”	Preamble

“Parent A&R Bylaws”	Recitals

“Parent A&R Charter”	Recitals

“Parent Board Recommendation”	Recitals

“Parent Business Combination”	Section 7.16(b)

“Parent Certificate of Designations”	Schedule A, Section 2

“Parent Class A Stock”	Section 5.03(a)

“Parent Class B Stock”	Schedule A, Section 2

“Parent Common Stock”	Section 5.03(a)

“Parent Disclosure Letter”	Article V, Preamble

“Parent Material Adverse Effect”	Schedule A, Section 2

“Parent Material Contracts”	Section 5.11

“Parent Organizational Documents”	Schedule A, Section 2

“Parent Preferred Stock”	Section 5.03(a)

“Parent SEC Reports”	Section 5.07(a)

“Parent Series X Preferred Stock”	Schedule A, Section 2

“Parent Shares”	Section 5.03(a)

“Parent Stockholder Approval”	Schedule A, Section 2

“Parent Stockholder Matters”	Section 7.01(b)

“Parent Stockholder Redemption”	Section 7.01(b)

“Parent Transaction Costs”	Schedule A, Section 2

“Parent Units”	Schedule A, Section 2

“Parent Warrants”	Section 5.03(a)

“Parties”	Preamble

“PCAOB Audited Financial Statements”	Section 4.08(b)

“Per Share Merger Consideration Value”	Schedule A, Section 2

“Permitted Lien”	Schedule A, Section 2

“Person”	Schedule A, Section 2

“PIPE Investment”	Recitals

“PIPE Investment Amount”	Section 5.13

“PIPE Investors”	Section 5.13

“Polpat”	Schedule A, Section 2

“Pre-Closing Restructuring”	Section 7.18

“Private Placement Warrants”	Section 5.03(a)

“Proxy Statement”	Section 7.01(a)(i)

“Proxy Statement/Registration Statement”	Section 7.01(a)(i)

“Public Official”	Schedule A, Section 2

“Public Warrants”	Section 5.03(a)

“Q2 Financial Statements”	Section 6.03(a)

“Q3 Financial Statements”	Section 6.03(c)

“Registered IP”	Section 4.18(a)

“Registration Rights Agreement”	Recitals

“Registration Statement Securities”	Section 7.01(a)(i)

“Regulatory Filings”	Section 7.03(b)

“Release Instruction”	Section 2.14(a)

“Remedies Exception”	Section 4.04

“Representatives”	Section 7.16(a)

“Required Company Stockholders”	Schedule A, Section 2

“Restricted Cash”	Schedule A, Section 2

“Sanctions Laws”	Schedule A, Section 2

“SEC”	Schedule A, Section 2

“Second Certificate of Merger”	Section 2.01

“Second Effective Time”	Section 2.01

“Second Merger”	Recitals

“Securities Act”	Schedule A, Section 2

“Series X Preferred Stock Purchase Agreement”	Recitals

“Series X Proceeds”	Schedule A, Section 2

“Software”	Schedule A, Section 2

“Special Meeting”	Section 7.01(b)

“Sponsor”	Schedule A, Section 2

“Sponsor Support Agreement”	Recitals

“Stockholder Merger Consideration”	Section 2.06

“Subscription Agreements”	Section 5.13

“Subsidiary”	Schedule A, Section 2

“Support Agreements”	Recitals

“Surrender Documentation”	Section 2.10(d)

“Surviving Corporation”	Recitals

“Surviving Entity”	Recitals

“Tax/Taxes”	Schedule A, Section 2

“Tax Return”	Schedule A, Section 2

“Termination Fee”	Section 9.03(a)

“Top Vendors”	Section 4.25(a)

“Total Stockholder Consideration”	Section 2.06

“Trading Day”	Schedule A, Section 2

“Transaction Agreements”	Schedule A, Section 2

“Transactions”	Schedule A, Section 2

“Treasury Regulations”	Schedule A, Section 2

“Triggering Event”	Schedule A, Section 2

“Triggering Event I”	Schedule A, Section 2

“Triggering Event II”	Schedule A, Section 2

“Triggering Event III”	Schedule A, Section 2

“Triggering Event IV”	Schedule A, Section 2

“Trust Account”	Section 5.14(a)

“Trust Agreement”	Section 5.14(a)

“Trust Termination Letter”	Section 5.14(a)

“Trustee”	Section 5.14(a)

“W&C”	Section 11.16(a)

“WARN”	Section 4.13(d)

“Warrant Liabilities”	Section 5.07(b)

“Willful Breach”	Section 9.02(a)

“Written Consent”	Section 7.01(c)

Section 2 Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Adjustment Period” shall mean the 60-calendar day period after (but not including) the “Effectiveness Date”, as such term is defined in the Subscription Agreements; provided, that if the last day of such 60 day period is not a Trading Day, the Adjustment Period shall end on the immediately following Trading Day.

“Adjustment Period VWAP” shall mean the volume weighted average price of a share of Parent Class A Stock, as reported on the NYSE, determined for the last ten Trading Days of the Adjustment Period (as reported on Bloomberg).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; provided, that notwithstanding anything to the contrary herein, except for purposes of Section 11.15, in no event shall InterPrivate or any investment funds or investment vehicles affiliated with, or managed or advised by, InterPrivate or any portfolio company (as such term is customarily used in the private equity industry) or investment of InterPrivate (or of any such investment fund or investment vehicle) or any interest therein (including the Sponsor) be deemed, treated or considered to be an “Affiliate” of Parent or its Subsidiaries (or, in each case, vice versa).

“Anti-Corruption Laws” means, collectively: (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other applicable anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering.

“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Broker-Dealer” shall mean Aspiration Financial LLC, a Delaware limited liability company.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified), together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts. For the avoidance of doubt: (a) Cash and Cash Equivalents shall be determined in accordance with GAAP using the accounting principles, methodologies and policies of the Group Companies consistent with past practice; and (b) the amount of Cash and Cash Equivalents as of any given time shall be: (i) decreased by: (A) any Restricted Cash; and (B) any checks, drafts and wires issued as of such time that have not yet cleared; and (ii) increased by any deposits in transit as of such time that have not yet cleared.

“Certificates of Merger” shall mean the First Certificate of Merger and the Second Certificate of Merger, collectively.

“Change of Control” shall mean the occurrence, in a single transaction or as the result of a series of related transactions, of one or more of the following events: (a) a merger, consolidation, reorganization or similar business combination transaction involving Parent in which the holders of all of the outstanding Equity Interests in Parent immediately prior to the consummation of such transaction do not directly or indirectly (including through Affiliates) own beneficially or of record immediately upon the consummation of such transaction outstanding Equity Interests that represent a majority of the combined outstanding voting securities of the surviving entity in such transaction or of a parent of the surviving entity in such transaction; (b) a transaction (or series of related transactions) in which a majority of Parent’s voting securities are transferred to any Person, or any two or more Persons acting as a group, and all Affiliates of such Person or Persons (each, a “Group”), that were not directly or indirectly (including through Affiliates), beneficially or of record, equityholders of Parent prior to the consummation of such transactions (other than as a result of Equity Interests transferred in a secondary transaction by any single Company Stockholder or together with its Affiliates that is not otherwise approved by the disinterested independent directors of the board of directors of Parent); or (c) the consummation of the sale of all or substantially all of the assets of Parent and its Subsidiaries (including the Company), taken as a whole, to any Group, other than such a sale to a Group in which the equityholders of Parent, directly or indirectly (including through Affiliates), beneficially or of record, own a majority of the combined voting securities.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the share price equal to the volume weighted average closing sale price of one share of Parent Class A Stock as reported on the NYSE (or the exchange on which the shares of Parent Class A Stock are then listed) for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of Parent and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock).

“Company Common Stock” shall mean the shares of common stock, par value $0.000003 per share, of the Company.

“Company IT Systems” shall mean any and all IT Systems owned, leased, or licensed by any Group Company that are used (or held for use) in or in connection with the business of the Group Companies.

“Company Material Adverse Effect” shall mean any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences (collectively, “Events”): (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of the Company to consummate the Mergers; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect pursuant to clauses (a) or (b) has occurred or would be reasonably likely to occur: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, epidemic, pandemics (including COVID-19 or any COVID-19 Measures), tsunami, flood, mudslide, wild fire, other natural or man-made disasters, act of God or other force majeure event; (iii) changes attributable to the public announcement, pendency or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the Effective Date; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the Effective Date; (vi) any downturn in general economic, political, regulatory or legal conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company and its Subsidiaries operate; (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided, that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (ix) any matter set forth on the Company Disclosure Letter; (x) any Events to the extent actually known by those individuals set forth on Schedule A of the Parent Disclosure Letter on or prior to the Effective Date; (xi) any cyberattack on or involving the Company or any of its Subsidiaries; or (xii) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement, other than as a result of compliance with the first sentence of Section 6.01 or (B) taken with the prior written consent of or at the prior written request of Parent, Merger Sub or Merger Sub II; provided, however, that if an Event or effect related to clauses (iv) through (vii) disproportionately and adversely affects the Group Companies, taken as a whole, compared to other similarly situated competitors Persons operating in the same industry as the Group Companies, then such Events may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to the extent) that such Events have had a disproportionate and adverse impact on the Group Companies, taken as a whole, as compared to such other Persons.

“Company Options” shall mean each option to purchase Company Common Stock granted, and that remains outstanding, under the Equity Incentive Plan.

“Company Preferred Stock” has the meaning set forth in Section 4.03(a).

“Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-1 Preferred Stock” shall mean the Series B-1 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-2 Preferred Stock” shall mean the Series B-2 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-3 Preferred Stock” shall mean the Series B-3 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-4 Preferred Stock” shall mean the Series B-4 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series B-5 Preferred Stock” shall mean the Series B-5 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-1 Preferred Stock” shall mean the Series C-1 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-2 Preferred Stock” shall mean the Series C-2 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-3 Preferred Stock” shall mean the Series C-3 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series C-4 Preferred Stock” shall mean the Series C-4 Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series Seed Preferred Stock” shall mean the Series Seed Preferred Stock, par value $0.000003 per share, of the Company.

“Company Series X Preferred Stock” shall mean the Series X Preferred Stock, par value $0.000003 per share, of the Company.

“Company Stock” shall mean the shares of Company Common Stock and the shares of Company Preferred Stock.

“Company Stockholder” shall mean a holder of a share of Company Stock issued and outstanding immediately prior to the First Effective Time.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including: (a) all bonuses, change in control payments, retention, success fees or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date, and the employer portion of payroll or similar Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date in connection with or anticipation of the consummation of the Transactions whether payable before (to the extent unpaid), on or following the Closing Date and the employer portion of payroll or similar Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable in connection with or anticipation of the consummation of the Transactions; (d) all costs, fees and expenses related to the D&O Tail, but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Proxy Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC; (ii) any and all costs, fees and expenses incurred in connection with the listing on the NYSE of the shares of Parent Common Stock issued in connection with the Transactions; (iii) any transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other similar Taxes and fees (including any penalties or interest) payable in connection with the Transactions; and (iv) any other amounts payable by Parent hereunder.

“Company Warrants” shall mean the warrants to purchase shares of Company Stock from the Company.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated March 9, 2021, by and between Parent and the Company, as amended or supplemented from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Conversion Stock” means any shares of Company Stock issued upon conversion of the Convertible Notes.

“Conversion Stockholder” means a holder of shares of Conversion Stock.

“Convertible Notes” shall mean, collectively, (a) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated July 23, 2021, as amended, issued by the Company in favor of Inherent Aspiration, LLC, as holder, and Inherent Group, LP, as collateral agent, in the original principal amount equal to $97,000,000 (the “Inherent Note”), (b) the Amended and Restated Senior Secured Promissory Note and Guaranty, dated August 20, 2021, issued by the Company in favor of AGO Special Situations LP, as holder, and Inherent Group, LP, as collateral agent, in the original principal amount equal to $4,504,700, (c) the Amended and Restated Senior Secured Promissory Note and Guaranty, dated August 20, 2021, issued by the Company in favor of Mark Villanueva, as holder, and Inherent Group, LP, as collateral agent, in the original principal amount equal to $81,900, (d) the Amended and Restated Senior Secured Promissory Note and Guaranty, dated August 20, 2021, issued by the Company in favor of Zion Consulting and Advisory LLC, as holder, and Inherent Group, LP, as collateral agent, in the original principal amount equal to $327,600, and (e) any other Convertible Notes entered into after the date hereof, or in replacement, substitution, exchange or extension of a Convertible Note referenced in clauses (a) through (d) above, in each case, together with all renewals, extensions and modifications, and as amended, restated, supplemented or otherwise modified from time to time. For the avoidance of doubt, the Third Amended and Restated Note (as defined in the Inherent Note), (or any amendment, allonge, supplement or other modification to effect the same), if issued pursuant to Section 8(e) of the Inherent Note, shall be included within the definition of Convertible Notes.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean the regulations, measures, recommendations, directives, guidelines or orders promulgated or issued by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, to address COVID-19, including the CARES Act and other action, inaction, activity or conduct reasonably necessary (such determination to be made in the reasonable discretion of the Company) in connection with or response to any COVID-19 Measures.

“Current Government Contract” means any Government Contract the period of performance of which has not yet expired or been terminated.

“Derivative Rights” means, with respect to any Equity Interests of any Person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which such Person is a party or is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security convertible or exercisable for or exchangeable into any capital stock or other Equity Interest in, such Person.

“Earn Out Company Stock” shall mean the Company Stock, other than the shares of (i) Company Series C-4 Preferred Stock, (ii) Company Series X Preferred Stock and (iii) Conversion Stock.

“Earn Out Participant” shall mean each holder of Earn Out Company Stock (including, for the avoidance of doubt, holders of Company Stock issued upon any actual or deemed automatic exercise of Company Warrants) or vested Company Options, in each case, as of immediately prior to the First Effective Time, with an Earn Out Pro Rata Share in excess of zero. For the avoidance of doubt, no holder of shares of (i) Company Series C-4 Preferred Stock, (ii) Company Series X Preferred Stock and (iii) Conversion Stock shall be an Earn Out Participant in respect of such shares.

“Earn Out Period” shall mean the time period between the Closing Date and the five-year anniversary of the Closing Date.

“Earn Out Pro Rata Share” shall mean, with respect to:

(a) each holder of outstanding shares of Earn Out Company Stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Earn Out Company Stock held by such Earn Out Participant as of immediately prior to the First Effective Time (but excluding the Excluded Shares) divided by (ii) the Fully Diluted Company Shares, provided, that solely for the purpose of this definition of “Earn Out Pro Rata Share”, the term “Fully Diluted Company Shares” shall (1) only include the aggregate number of shares of Company Common Stock issuable upon exercise of vested Company Options pursuant to clause (d) of the definition thereof, (2) disregard clause (e) of the definition thereof, (3) not include shares of Conversion Stock and (4) not include shares of Company Series C-4 Preferred Stock (on an as converted to Company Common Stock basis) outstanding as of immediately prior to the First Effective Time (this clause (ii), the “Earn Out Denominator”); and

(b) each holder of vested Company Options as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of Company Common Stock issued or issuable upon exercise of such holder’s vested Company Options as of immediately prior to the First Effective Time, divided by (ii) the Earn Out Denominator.

For the avoidance of doubt, the Earn Out Pro Rata Share in respect of each of (i) the Company Series C-4 Preferred Stock, (ii) the shares of Conversion Stock and (iii) the Company Series X Preferred Stock shall be zero.

“Environmental Law” shall mean any and all applicable Legal Requirements regulating, relating to or imposing liability or standards of conduct concerning protection of Hazardous Materials, pollution, protection of the environment, natural resources, endangered or threatened species, or human health and safety.

“Equity Financing Proceeds” shall mean a dollar amount equal to the amount of cash proceeds actually received by the Company following the Effective Date but prior to the First Effective Time in exchange for the issuance of the Company’s shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, in each case, to the extent such securities are mandatorily convertible or exchangeable on or prior to the First Effective Time; provided, however, that the cash proceeds received by the Company from the issuance of (i) Company Series X Preferred Stock or (ii) any other securities of the Company (including Company Stock, Company Options, Company Warrants or otherwise) existing prior to the Effective Date shall be deemed not to be “Equity Financing Proceeds” for purposes of this Agreement.

“Equity Incentive Plan” shall mean the Company’s 2015 Equity Incentive Plan.

“Equity Interests” shall mean with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), and all Derivative Rights with respect to any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Escrow Account” the escrow account in the name of the Escrow Agent to be opened in accordance with the Escrow Agreement.

“Escrow Agent” means Continental Stock Transfer & Trust Company or such other escrow agent designated by Parent and the Company.

“Escrow Agreement” means the escrow agreement, substantially in the form attached hereto as Exhibit I, with such changes or modifications as reasonably requested by the Escrow Agent.

“Escrow Pro Rata Share” shall mean, with respect to each holder of outstanding shares of Earn Out Company Stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Earn Out Company Stock held by a Company Stockholder as of immediately prior to the First Effective Time (but excluding the Excluded Shares) divided by (ii) the Fully Diluted Company Shares; provided, that solely for the purpose of this definition of “Escrow Pro Rata Share”, the term “Earn Out Company Stock” shall include shares of Company Series C-4 Preferred Stock (on an as converted to Company Common Stock basis) and the term “Fully Diluted Company Shares” shall disregard clauses (d), (e) and (f) of the definition thereof.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Per Share Merger Consideration Value by (b) $10.00.

“Excluded Lock-up Shares” means any shares of Company Stock previously issued or issuable in connection with the conversion of the Convertible Notes.

“Export Control Laws” means (a) the U.S. Export Administration Regulations and all other Laws adopted by Governmental Entities of the United States and other countries relating to import and export controls and (b) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and all anti-boycott Laws adopted by Governmental Entities of other countries relating to prohibition of unauthorized boycotts.

“FINRA” shall mean the Financial Industry Regulatory Authority Inc.

“FINRA Approval” shall mean the decision of FINRA granting approval of the FINRA Consent Application with respect to the transactions contemplated by this Agreement and the change of ownership of the Broker-Dealer.

“Founder” shall mean each of Andrei Cherny and Joseph Sanberg and their respective Affiliates set forth on Schedule A of the Company Disclosure Letter.

“Fully Diluted Company Shares” shall mean the sum, without duplication, of (a) shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Shares); plus (b) shares of Company Preferred Stock (on an as converted to Company Common Stock basis) that are issued and outstanding immediately prior to the First Effective Time (excluding any Excluded Shares); plus (c) the aggregate number of shares of Company Common Stock and Company Preferred Stock issuable upon exercise of the Company Warrants as of immediately prior to the First Effective Time; plus (d) the aggregate number of shares of Company Common Stock issuable upon exercise of Company Options (whether vested or unvested) as of immediately prior to the First Effective Time; minus (e) a number of shares equal to the aggregate exercise price of the Company Options described in clause (d) above divided by the Per Share Merger Consideration Value; plus (f) the aggregate number of shares of Conversion Stock issued and outstanding immediately prior to the First Effective Time; plus (g) any Equity Interest issued in exchange for Equity Financing Proceeds. Notwithstanding anything to the contrary contained herein, “Fully Diluted Company Shares” shall not include any shares of Company Series X Preferred Stock.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in the first and third sentences of Section 4.01 (Organization and Qualification); the first and second sentences of Section 4.02(a) (Company Subsidiaries); Section 4.03 (Capitalization); Section 4.04 (Due Authorization); and Section 4.17 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 5.01 (Organization and Qualification); Section 5.02 (Parent Subsidiaries); Section 5.03 (Capitalization); Section 5.04 (Authority Relative to this Agreement); Section 5.10 (Business Activities); Section 5.15 (Indebtedness); and Section 5.22 (Brokers).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, including all amendments, modifications and options thereunder or relating thereto between the Company or a Company Subsidiary, on the one hand, and: (a) any Governmental Entity; (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (c) any subcontractor at any tier performing work that is directly charged to any contract of a type described in clauses (a) or (b) above, on the other hand.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), self-regulatory organization (which for the purposes of this Agreement shall include FINRA), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized designated or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material,” “contaminant,” “pollutant,” “hazardous waste,” “solid waste” or words of similar meaning or effect, or otherwise regulated under any Environmental Law, including any asbestos, asbestos-containing materials, lead or lead-based paint, polychlorinated biphenyls, chlorinated solvents, per- and polyfluoroalkyl substances, petroleum, petroleum byproducts, petroleum breakdown products, or radioactive materials.

“Hedging Transaction” means any transaction pursuant to which a Conversion Stockholder, or any person or entity acting on its behalf or pursuant to any understanding with a Conversion Stockholder, directly or indirectly engages in any hedging activities or executes any “short sales” (including, without limitation, as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to any shares of Parent Class A Stock issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes prior to the Measurement Date (or such earlier termination of this Agreement or the applicable Letter Agreement in accordance with its terms, as applicable), other than pledges in the ordinary course of business as part of prime brokerage arrangements; provided, however, that nothing set forth herein (a) shall restrict such Conversion Stockholder’s ability to maintain bona fide hedging positions in respect of any warrants to purchase shares of Company Common Stock (or any other securities which such warrants may apply to following the Mergers) held by such Conversion Stockholder as of the date hereof; (b) shall prohibit any entities under common management or that share an investment advisor with such Conversion Stockholder that have no knowledge of this Agreement, the applicable Letter Agreement or of such Conversion Stockholder’s participation herein (including such Conversion Stockholder’s controlled affiliates and/or affiliates) from entering into any “short sales” or engaging in other hedging transactions; and (c) shall apply to assets managed by a portfolio manager other than those (i) who made the investment decision to purchase the shares of Parent Class A Stock to be issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes (the “Investing Portfolio Manager”) or (ii) who have direct knowledge of the investment decisions made by the Investing Portfolio Manager; provided, further, that Parent acknowledges and agrees that, notwithstanding anything herein to the contrary, the shares of Parent Class A Stock to be issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes may be pledged by such Conversion Stockholder in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and such Conversion Stockholder when effecting a pledge of the shares of Parent Class A Stock issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes shall not be required to provide Parent with any notice thereof; provided, further, that neither Parent nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the shares of Parent Class A Stock issued to such Conversion Stockholder in respect of its shares of Conversion Stock pursuant to the terms of this Agreement and the Convertible Notes are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by Parent in all respects.

“Indebtedness” shall mean and include any of the following: (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument, debt security or other similar instrument; (c) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any indebtedness, in each case to the extent payable as a result of the consummation of the Transactions; and (d) all indebtedness of the type referred to in clauses (a) through (c) above, including all accrued and unpaid interest, premiums, penalties, breakage costs, unwind costs, fees, termination costs, redemption costs, expenses and other charges with respect thereto. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“Intellectual Property” shall mean any and all rights, title, or interests in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents, patent applications and invention disclosures, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing

(including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all registered and unregistered trademarks, business marks, service marks, certification marks, brand names, trade dress rights, slogans, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights, applications for registration of copyright, works of authorship, literary works, databases, Software, pictorial and graphic works, mask work rights, reversions and moral rights (collectively, “Copyrights”); (d) all internet domain names and social media usernames and accounts; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, customer lists, business plans, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) all other intellectual property, intellectual property rights, proprietary information and proprietary rights.

“InterPrivate” shall mean InterPrivate, LLC.

“IT Systems” shall mean Software (including firmware and middleware), systems, hardware, networks, servers, computers, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites, and all other information technology equipment, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to the Company, the individuals listed on Schedule B of the Company Disclosure Letter; and (b) with respect to Parent, Merger Sub or Merger Sub II, the individuals listed on Schedule B of the Parent Disclosure Letter.

“Law” means any statute, law, ordinance, rule, regulation or Order, in each case, of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Letter Agreements” means those certain Letter Agreements, each dated as of the Amendment Date, by and between the Company, Parent and Inherent Aspiration, LLC, AGO Special Situations LP, Mark Villanueva or Zion Consulting and Advisory LLC, as applicable.

“Liabilities” shall mean the liabilities of the Group Companies, as determined in accordance with GAAP using the accounting principles, methodologies and policies of the Group Companies consistent with past practice and as further adjusted for the exclusions detailed below. For the avoidance of doubt, Liabilities shall exclude any Indebtedness, any Company Transaction Costs and any liabilities or obligations expressly excluded from the Company Transaction Costs pursuant to clauses (d)(i) through (d)(iv) of the definition thereof, any liabilities related to any Restricted Cash, the impact of any outstanding checks, drafts and wires, which will reduce Cash and Cash Equivalents and not be reclassified to accounts payable as could be required under GAAP, current income Tax liabilities and deferred Tax liabilities, fair value adjustments to lease liabilities and any lease liabilities from adoption of ASC 842 lease accounting.

“Licensed Intellectual Property” shall mean all Intellectual Property owned by a third Person and licensed to any of the Group Companies.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Losses” shall mean any and all deficiencies, judgments, settlements, losses, damages, interest, fines, penalties, Taxes, costs and expenses (including reasonable legal, accounting and other costs and expenses of professionals incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, actions, causes of action, suits, proceedings, assessments, judgments or appeals, and in seeking indemnification, compensation or reimbursement therefor).

“Measurement Date” means the last day of the Adjustment Period.

“Oaktree” means OCM Aspiration Holdings, LLC.

“OFAC” means the U.S. Treasury Department Office of Foreign Assets Control.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Owned Intellectual Property” shall mean any and all Intellectual Property owned (or purported to be owned), in whole or in part, by any of the Group Companies.

“Parent Certificate of Designations” shall mean the Certificate of Designations of Parent Series X Preferred Stock, in the form attached hereto as Exhibit K.

“Parent Class B Stock” shall mean, prior to the filing and effectiveness of the Parent A&R Charter, the Class B common stock, par value $0.0001 per share, of Parent entitling the holder of each such share to one vote per share.

“Parent Material Adverse Effect” shall mean any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences: (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of Parent, Merger Sub and Merger Sub II, taken as a whole; or (b) is reasonably likely to prevent or delay the ability of Parent, Merger Sub or Merger Sub II to consummate the Transactions; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect pursuant to clauses (a) or (b) has occurred or would be reasonably likely to occur: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the Effective Date; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the Effective Date; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Parent Organizational Documents” shall mean (i) the Amended and Restated Certificate of Incorporation of Parent, dated as of March 4, 2021 (the “Parent Charter”), (ii) the Bylaws of Parent (the “Parent Bylaws”), (iii) the Amended and Restated Warrant Agreement, dated as of July 23, 2021, by and between Parent and Continental Stock Transfer & Trust Company (the “Parent Warrant Agreement”), (iv) the Trust Agreement, and any other similar organizational documents of Parent, as each may be amended, modified or supplemented.

“Parent Series X Preferred Stock” shall mean Series X Preferred Stock, par value $0.0001 per share, of Parent.

“Parent Stockholder Approval” shall mean the approval of the Parent Stockholder Matters identified in clauses (A) through (I) of Section 7.01(b) by an affirmative vote of the holders of at least a majority of the outstanding Parent Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Parent Organizational Documents) at a Parent shareholders’ meeting duly called by the board of directors of Parent and held for such purpose.

“Parent Transaction Costs” shall mean: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing; and (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Common Stock and one-fifth of one Public Warrant.

“Per Share Merger Consideration Value” means (a) the sum of (i) $1,750,000,000 and (ii) the Equity Financing Proceeds divided by (b) the Fully Diluted Company Shares.

“Permitted Lien” shall mean: (a) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to real property that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of the affected real property by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (d) in the case of real property, zoning, building code, or other planning restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, materially detract from the value of, or interfere in any material respect with the present use of or occupancy of the affected real property by any of the Group Companies; (e) in the case of Intellectual Property, non-exclusive licenses of Owned Intellectual Property granted by any Group Company to customers in the ordinary course of business consistent with past practice; and (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record and arising in the ordinary course and not incurred in connection with the borrowing of money that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of, the assets of the Group Companies, taken as a whole; (g) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable; (h) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security; (i) reversionary rights in favor of landlords under any Company Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries; and (j) Liens that do not, individually or in the aggregate, result in a Company Material Adverse Effect.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirements all information that identifies, could be used to identify or is otherwise associated with an individual person.

“Polpat” shall mean Polpat LLC.

“Privacy Laws” shall mean any and all Applicable Legal Requirements relating to the privacy, receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border) of Personal Information and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Public Official” shall mean any Person employed by, representing or acting on behalf of a Governmental Entity or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the Registration Statement Securities.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Required Company Stockholders” shall mean each of the holders of the Company Stock set forth on Schedule C of the Company Disclosure Letter.

“Restricted Cash” shall mean restricted cash as determined in accordance with GAAP.

“Sanctions Laws” shall mean any Law related to economic sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union or any of its Member States, the United Nations, or Her Majesty’s Treasury of the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series X Proceeds” shall mean $250,000,000, being the gross cash proceeds received by the Company from the issuance of Company Series X Preferred.

“Software” shall mean any and all (a) computer programs, including any and all algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including compilers, middleware, tools, firmware, operating systems, specifications, platforms, algorithms, interfaces, APIs, architecture, modules, test specifications, scripts, executables, libraries, and other components thereof; (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (c) all versions, updates, releases, patches, corrections, enhancements and modifications thereto and all documentation including developer notes, instructions, comments, annotations, user manuals and other training documentation relating to any of the foregoing.

“Sponsor” shall mean InterPrivate Acquisition Management III, LLC, a Delaware limited liability company.

“Stockholders’ Agreement” shall mean that certain Stockholders’ Agreement, by and among the Company each Founder, substantially in the form attached hereto as Exhibit H to be entered into as of the First Effective Time.

“Subsequent PIPE Investment” shall mean the purchase of shares of Parent Common Stock pursuant to the Subsequent Subscription Agreements.

“Subsequent Subscription Agreement” shall mean a subscription agreement, if any, executed after the Effective Date and on or prior to the Closing Date pursuant to which the Subsequent PIPE Investment will be consummated.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, alternative minimum, capital gains, windfall profits, premium, occupation, value added, ad valorem, transfer, franchise, capital stock, withholding, payroll, recapture, net worth, employment, workers compensation, unemployment, disability, severance, social security, escheat, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, in the nature of a tax and imposed by a Governmental Entity, (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return) together with all deficiency assessments, interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and shall include any liability for such amounts as a result of being a transferee or successor or member of a combined, consolidated, unitary or affiliated group.

“Tax Return” shall mean any federal, state, local or foreign return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any election, declaration, disclosure, schedule, estimate or attachment thereto and any amendment thereof.

“Trading Day” means (a) for so long as the Parent Common Stock is listed or admitted for trading on the NYSE or any other national securities exchange, days on which such securities exchange is open for business; (b) when and if the Parent Common Stock is quoted on the Nasdaq or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system; or (c) if the Parent Common Stock is not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq or similar system, days on which the Parent Common Stock is traded regular way in the over-the-counter market and for which a closing bid and a closing asked price for the Parent Common Stock is available.

“Transaction Agreements” shall mean this Agreement, the Support Agreements, the Sponsor Support Agreement, the Registration Rights Agreement, the Subscription Agreements, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, the Stockholders’ Agreement, the Escrow Agreement, the Parent Certificate of Designations, the Investor Rights Agreement, the Letter Agreements and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated by or pursuant to this Agreement or the Transaction Agreements, including the Mergers.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggered Earn Out Shares” shall mean 20,000,000 Earn Out Shares.

“Triggering Event” shall mean any of the following: Triggering Event I, Triggering Event II, Triggering Event III, Triggering Event IV or Triggering Event V.

“Triggering Event I” shall mean the date on which the Common Share Price is equal to or greater than $12.50 at any time during the first 18 months of the Earn Out Period.

“Triggering Event II” shall mean the date on which the Common Share Price is equal to or greater than $15.00 at any time during the first 36 months of the Earn Out Period.

“Triggering Event III” shall mean the date on which the Common Share Price is equal to or greater than $17.50 at any time during the first 36 months of the Earn Out Period.

“Triggering Event IV” shall mean the date on which the Common Share Price is equal to or greater than $20.00 at any time during the first 48 months of the Earn Out Period.

“Triggering Event V” shall mean the date on which the Common Share Price is equal to or greater than $25.00 at any time during the Earn Out Period.

“Warrant Accounting Issue” means the fact that, pursuant to applicable Laws or requirements of the SEC in effect or announced as of the Effective Date, Parent may have improperly accounted for its outstanding warrants as equity instruments and may be required to restate its previously filed financial statements to reflect the classification of its outstanding warrants as liabilities for accounting purposes (together with any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures)) arising from the treatment of such warrants of Parent as equity rather than liabilities.

EXHIBIT A

Form of Support Agreements

A-1

EXHIBIT B

Form of Parent A&R Charter

B-1

EXHIBIT C

Form of Parent Amended and Restated Bylaws

C-1

EXHIBIT D

Form of Sponsor Support Agreement

D-1

EXHIBIT E

Form of Registration Rights Agreement

E-1

EXHIBIT F

Form of LTIP

F-1

EXHIBIT G

Form of ESPP

G-1

EXHIBIT H

Form of Stockholders’ Agreement

H-1

EXHIBIT I

Form of Escrow Agreement

I-1

EXHIBIT J

Form of Investor Rights Agreement

J-1

EXHIBIT K

Form of Parent Certificate of Designations

K-1

Exhibit 3.1

Final Form

CERTIFICATE OF DESIGNATIONS

OF

SERIES X PREFERRED STOCK

OF

ASPIRATION, INC.

Aspiration, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that in accordance with the provisions of the Certificate of Incorporation of the Corporation (as amended, modified or restated from time to time, in each case in accordance with this Certificate of Designations, the “Certificate”), the Bylaws of the Corporation (as amended, modified or restated from time to time, in each case in accordance with this Certificate of Designations, the “Bylaws”) and Applicable Law, the Board of Directors of the Corporation (the “Board”) on [•], adopted the following resolution, creating a series of Preferred Stock of the Corporation designated as “Series X Preferred Stock”:

RESOLVED, that pursuant to the General Corporation Law of the State of Delaware (“DGCL”), the Certificate and the Bylaws, the Board hereby establishes a series of Preferred Stock, par value $0.0001 per share, of the Corporation and fixes and determines the voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as follows:

Section 1. Designation. Pursuant to the Certificate, there is hereby created out of the authorized and unissued shares of preferred stock of the Corporation, par value $0.0001 per share (“Preferred Stock”), a series of Preferred Stock, whose distinctive serial designation is “Series X Preferred Stock” (“Series X Preferred”). Except as otherwise required by Applicable Law, all shares of Series X Preferred shall be identical in all respects and shall entitle the holders thereof to the same rights, subject to the same qualifications, limitations and restrictions.

Section 2. Authorized Shares. The number of authorized shares of Series X Preferred shall initially be 27,777,777. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock, excluding shares of any other series of Preferred Stock authorized at the time of such increase) by the Board or decreased (but not below the number of shares of Series X Preferred then outstanding) by resolution of the Board or any duly authorized committee thereof, subject to the terms and conditions hereof and the requirements of Applicable Law, irrespective of the provisions of Section 242(b)(2) of the DGCL. Shares of Series X Preferred that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Section 3. Definitions. As used herein:

(a) “Accruing Dividends” has the meaning set forth in the Section 4(a).

(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund, private investment fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person; provided that neither Oaktree Capital Management L.P. nor any of its Affiliates will be considered Affiliates of the Corporation for purposes of this definition.

(c) “Applicable Law” means, with respect to any Person, any law, statute, ordinance, common law, rule, regulation, order, quasi-judicial decision or award, ruling, writ or other legal requirement enacted, issued, promulgated, enforced or entered by a Governmental Entity that is applicable to such Person, or any administrative decision or award, decree, injunction or judgment of any arbitrator, mediator or Governmental Entity in proceedings or actions in which such Person is a party or by which any of its assets or properties are bound.

(d) “Applicable Rate” means, with respect to a dividend on Series X Preferred for any given Dividend Period to be paid:

(i) as a cash dividend, at the Base Rate for such Dividend Period; or

(ii) by accruing any dividend not paid in cash, with the accrual of the value of such dividend at: (A) a rate of eight percent (8.0%) of the Liquidation Preference per annum for any Dividend Period ending prior to or on the second anniversary of the Original Issue Date; (B) a rate of eleven percent (11.0%) of the Liquidation Preference per annum for any Dividend Period ending after the second anniversary of the Original Issue Date and prior to or on the third anniversary of the Original Issue Date; and (C) a rate of twelve percent (12.0%) of the Liquidation Preference per annum for any Dividend Period ending after the third anniversary of the Original Issue Date and prior to or on the fourth anniversary of the Original Issue Date.

(e) “Base Rate” means a rate of eight percent (8.0%) of the Liquidation Preference per annum.

(f) “Board” has the meaning set forth in the Preamble.

(g) “Business Day” means any day, other than a Saturday, a Sunday, or any other day on which commercial banks in New York, New York are authorized or required by law to be closed.

(h) “Bylaws” has the meaning set forth in the introductory paragraph.

(i) “Capital Lease” means any lease that is classified as a capital, direct financing, or direct financing arrangement lease for GAAP presentation; provided that no lease that would have been categorized as an operating lease as determined in accordance with GAAP prior to giving effect to the Financial Accounting Standards Board Accounting Standard Update 2016 02, Leases (Topic 842), issued in February 2016 (or any other changes in GAAP subsequent to the date hereof) be considered a Capital Lease for purposes of this Certificate of Designations (and shall not constitute a Capital Lease hereunder).

(j) “Certificate” has the meaning set forth in the introductory paragraph.

(k) “Common Stock” means the common stock of the Corporation.

(l) “Consolidated Adjusted EBITDA” means, with respect to the Corporation and its Subsidiaries on a consolidated basis for any period, Consolidated Net Income plus, without duplication and to the extent such amounts in clauses (i) through (v) reduced Consolidated Net Income, (i) Consolidated Interest Expense, (ii) expense for income taxes paid or accrued, (iii) depreciation, (iv) amortization, (v) non-cash expenses or losses (including those resulting from the application of FASB Accounting Standards Codification Topic 606 Revenue from Contracts

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with Customers, purchase accounting, or goodwill impairments, but excluding non-cash items to the extent they represent an accrual of or reserve for potential cash items in any future period or amortization expense attributable to a prepaid item that was paid in cash in a prior period), minus, to the extent such amounts in clauses (1) through (3) increased Consolidated Net Income, (1) interest income, (2) income tax credits and refunds (to the extent not netted from tax expense), and (3) any non-cash income or gain (including those resulting from the application of FASB Accounting Standards Codification Topic 606 Revenue from Contracts with Customers, purchase accounting, or goodwill impairments, but excluding any non-cash item to the extent that it represents the reversal of an accrual or reverse for a potential item that was paid in cash in a prior period) all calculated for the Corporation and its Subsidiaries in accordance with GAAP on a consolidated basis.

(m) “Consolidated Interest Expense” means, for any period, the interest expense (including without limitation interest expense under Capital Leases that is treated as interest in accordance with GAAP) of the Corporation and its Subsidiaries calculated on a consolidated basis for such period with respect to all outstanding Indebtedness of the Corporation and its Subsidiaries allocable to such period in accordance with GAAP (including, without limitation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers acceptance financing and net costs under interest rate Swap Agreements to the extent such net costs are allocable to such period in accordance with GAAP).

(n) “Consolidated Net Income” means, for any period, the net income (or loss) of the Corporation and its Subsidiaries calculated in accordance with GAAP on a consolidated basis (without duplication) for such period; provided that there shall be excluded any income (or loss) of any Person other than the Corporation or a Subsidiary, but any such income so excluded may be included in such period or any later period to the extent of any cash dividends or distributions actually paid in the relevant period to the Corporation or any wholly-owned Subsidiary of the Corporation.

(o) “Consolidated Total Debt” means, as to the Corporation and its Subsidiaries at any date of determination, the aggregate principal amount of all Indebtedness as of such date.

(p) “Corporation” has the meaning set forth in the Preamble.

(q) “de-SPAC Incremental Dividend Rate” has the meaning set forth in Section 4(c).

(r) “Deemed Liquidation Event” means each of the following events, unless the Holder Majority elects otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(i) a merger, reorganization, consolidation or other similar transaction in which (A) the Corporation is a constituent party or (B) a Subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, reorganization, consolidation or other similar transaction, except any such merger, reorganization, consolidation or other similar transaction involving the Corporation or a Subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, reorganization, consolidation or other similar transaction continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, reorganization, consolidation or other similar transaction, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting entity or (2) if the surviving or resulting entity is a wholly owned Subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; or

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(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any Subsidiary of the Corporation of all or substantially all the assets of the Corporation and its Subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more Subsidiaries of the Corporation if substantially all of the assets of the Corporation and its Subsidiaries taken as a whole are held by such Subsidiary or Subsidiaries, except in each case where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned Subsidiary of the Corporation;

provided that no Deemed Liquidation Event shall be deemed to have occurred pursuant to this Certificate of Designations as a result of the consummation of the transactions contemplated by the Merger Agreement or the acquisition of shares of Common Stock by any holder of Series X Preferred or its Affiliates upon the exercise of any warrants of the Corporation.

(s) “DGCL” has the meaning set forth in the Recitals.

(t) “Disqualified Equity Interest” means any equity interest which, by its terms (or by the terms of any security or other equity interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures or is mandatorily redeemable (other than solely for equity interests that are not otherwise Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (ii) is redeemable at the option of the holder thereof (other than solely for equity interests that are not otherwise Disqualified Equity Interests), in whole or in part, (iii) provides for the scheduled payments of dividends in cash, or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other equity interest that would constitute Disqualified Equity Interests.

(u) “Dividend Payment Date” means the last day of each of March, June, September and December, respectively, in each year.

(v) “Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of shares of Series X Preferred shall commence on (and include) the Original Issue Date.

(w) “ERISA” means the Employee Retirement Income Security Act of 1974, and any successor thereto.

(x) “Event of Noncompliance” means:

(i) any failure by the Corporation to pay in full, in cash, all of any portion of any dividends required to be paid in cash, and which failure has not been cured within five (5) Business Days;

(ii) any default in payment to a holder of Series X Preferred when such payment is due as a result of (A) a Liquidation Event, (B) a Series X Mandatory Redemption, (C) a Series X Optional Redemption or (D) the Holder Option;

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(iii) following notice from the Holder Majority, any failure by the Corporation or any of its Subsidiaries to materially comply with any of the Corporation’s covenants set forth in (A) Section 4 (to the extent the Corporation has Surplus Cash to pay such dividends in cash after the four year anniversary of the Original Issue Date), Section 5, Section 6, Section 8(a) and Section 8(b) (to the extent such non-compliance with Section 8(b) has not been cured within two (2) months of receipt of such notice in the case of access and inspection rights thereunder or within six (6) months in all other cases), Section 10(b), Section 10(c), Section 11 and Section 12 (which shall each constitute a Major Event); (B) Section 4 (to the extent the Corporation does not have Surplus Cash to pay such dividends in cash after the four year anniversary of the Original Issue Date) and Section 8(c) (which shall each constitute a Medium Event); or (C) any other covenant set forth in this Certificate of Designations (which shall each constitute a Minor Event), in each case, which failure to comply, if subject to remedy, remains unremedied for (x) the cure period set forth in such covenant or (y) otherwise for thirty (30) days from the date of such notice, and which notice must specify such event of noncompliance, demand that it be remedied and state that such notice is a “Notice of Noncompliance”;

(iv) the occurrence of a payment default or the acceleration of maturity, in each case, of the Indebtedness of the Corporation or any Subsidiary where such Indebtedness exceeds fifty million dollars ($50,000,000);

(v) failure by the Corporation or any Subsidiary to pay when due any final, non-appealable judgments against it in excess of twenty five million dollars ($25,000,000), and which failure has not been cured within ten (10) business days;

(vi) any Insolvency Event; or

(vii) failure to deliver Common Stock to a holder of Series X Preferred Stock upon the valid exercise by such holder of Series X Preferred Stock of any warrants of the Corporation.

Notwithstanding anything to the contrary herein, if the Corporation cures an Event of Noncompliance during the applicable cure period expressly set forth in this Certificate of Designations with respect to such Event of Noncompliance, then such Event of Noncompliance shall be deemed cured and no longer continuing and any rights a holder of Series X Preferred may have triggered or had become available during the continuance of such Event of Noncompliance shall be extinguished.

(y) “Financial Advisor” has the meaning set forth in Section 11(b).

(z) “First Optional Call Date” has the meaning set forth in Section 6(a)(ii).

(aa) “Fundamental Event” means any (i) Deemed Liquidation Event or (ii) Insolvency Event; provided that the transactions contemplated by the Merger Agreement shall not constitute a Fundamental Event.

(bb) “GAAP” means generally accepted accounting principles in the United States of America.

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(cc) “Governmental Entity” means any domestic or non-U.S. legislative, administrative or regulatory authority, agency, commission, body, court or other governmental or quasi-governmental entity of competent jurisdiction, including any supranational body.

(dd) “Holder Majority” means the holder(s) of a majority of the then outstanding shares of Series X Preferred.

(ee) “Holder Option” has the meaning set forth in Section 6(c).

(ff) “Indebtedness”, as applied to any Person, means, without duplication, (i) indebtedness for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments; (ii) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (iii) notes payable and drafts accepted representing extensions of credit, regardless of whether representing obligations for borrowed money; (iv) any obligation owed for all or any part of the deferred purchase price of property or services, including any earn-out Indebtedness that is (a) due (or remains unpaid) more than thirty (30) days from the date such earn-out Indebtedness is stated as a liability on the balance sheet of the acquiring Person in accordance with GAAP or (b) evidenced by a note or similar written instrument, but excluding (x) any such obligations incurred under ERISA, and (y) accounts payable incurred in the ordinary course of business that are not overdue by more than one hundred twenty (120) days, unless such payables are being actively contested pursuant to appropriate proceedings; (v) indebtedness secured by a Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (vi) the face amount of any letter of credit, bankers’ acceptances, bank guarantees, surety bonds, performance bonds, and similar instruments issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (vii) Disqualified Equity Interests; (viii) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of the type set forth in clauses (i) through (vi) above for another Person; (ix) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof, including, without limitation, any take or pay contracts or other agreements; (x) any liability of such Person for the obligation of another through any agreement (contingent or otherwise) (a) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (b) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under sub-clauses (a) or (b) of this clause (x), the primary purpose or intent thereof is as described in clause (ix) above; and (xi) net obligations of such Person under any Swap Contract; provided, the amount of any net obligation under any Swap Contract on any date shall be deemed to be the termination value of such Swap Contract thereof as of such date. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned subsidiary of such Person or between any two or more wholly owned subsidiaries of such Person.

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(gg) “Insolvency Event” means, with respect to the Corporation and its Subsidiaries, the occurrence of any of the following: (i) the Corporation or any Subsidiary shall (A) voluntarily commence any proceeding or file any petition seeking relief under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, liquidation or similar law, (B) consent to the institution of, or fail to contravene in a timely and appropriate manner, any such proceeding or the filing of any such petition, (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Corporation or such Subsidiary, as applicable, or for a substantial part of its property or assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, or (E) make a general assignment for the benefit of creditors; (ii) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (A) relief in respect of the Corporation or any of its Subsidiaries or of a substantial part of the property or assets of the Corporation or any such Subsidiary under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (B) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Corporation or such Subsidiary or for a substantial part of the property of the Corporation or such Subsidiary or (C) the winding-up or liquidation of the Corporation or such Subsidiary; and in the case of clause (ii) only, such proceeding or petition shall continue undismissed for thirty (30) days; or (iii) an order or decree approving or ordering any of the foregoing shall have been entered.

(hh) “Junior Stock” means any class or series of stock of the Corporation that ranks junior to Series X Preferred in the payment of dividends and in the distribution of assets on liquidation, dissolution or winding up of the Corporation (including the Common Stock and any Preferred Stock (other than the Series X Preferred)).

(ii) “Lien” means any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing.

(jj) “Liquidation Event” means (i) effecting any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or (ii) an Insolvency Event.

(kk) “Liquidation Preference” means $10.00 per share of the then outstanding shares of Series X Preferred.

(ll) “Liquidity Period” has the meaning set forth in Section 11(a).

(mm) “Liquidity Transaction” has the meaning set forth in Section 11(a).

(nn) “Major Event” means each of clauses (i) (to the extent the Corporation has Surplus Cash to pay such dividends in cash), (ii), (iii)(A), (vi) and (vii) in the definition of “Event of Noncompliance”.

(oo) “Make-Whole Amount” means, with respect to the redemption of any Series X Preferred prior to the First Optional Call Date, an amount equal to, as of the applicable Redemption Date, the sum of (i) the remaining dividends that would accrue on the shares of Series X Preferred being redeemed from the day immediately following such Redemption Date to the First Optional Call Date (including, for the avoidance of doubt, any dividends that would accrue from the Dividend Payment Date immediately prior to the First Optional Call Date through the date immediately prior to the First Optional Call Date), calculated at the Base Rate, as may be increased by the de-SPAC Incremental Rate or the Noncompliance Incremental Rate, if applicable, plus (ii) the Liquidation Preference of such shares of Series X Preferred being

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redeemed on such Redemption Date, plus (iii) the then current amount of Accruing Dividends accrued as an in-kind payment pursuant to Section 4(a) on such shares of Series X Preferred being redeemed on such Redemption Date, assuming that for purposes of calculation that clauses (i), (ii) and (iii), the shares of Series X Preferred being redeemed were to remain outstanding through the date immediately prior to the First Optional Call Date.

(pp) “Medium Event” means each of clauses (i) (to the extent the Corporation does not have Surplus Cash to pay such dividends in cash), (iii)(B), (iv) and (v) of the definition of “Events of Noncompliance”.

(qq) “Mergers” means the mergers contemplated by and pursuant to the Merger Agreement.

(rr) “Merger Agreement” means the Amended and Restated Agreement and Plan of Merger, dated December 15, 2021, by and among InterPrivate III Financial Partners Inc., InterPrivate III Merger Sub Inc., InterPrivate III Merger Sub II LLC and the Corporation, as may be amended, modified or supplemented from time to time in accordance with the terms thereof.

(ss) “Minimum Cash Amount” means a minimum Unrestricted Cash balance of fifty million dollars ($50,000,000), with such balance to be calculated as of any particular date as the average Unrestricted Cash balance over the fifteen (15)-day period that concludes on such date; provided that, if the Corporation and its Subsidiaries have less than ten million dollars ($10,000,000) in Consolidated Total Debt as of the applicable date of determination (with such amount to be calculated as of any particular date as the average Consolidated Total Debt over the fifteen (15)-day period that concludes on such date), the Minimum Cash Amount shall be an amount equal to thirty million dollars ($30,000,000).

(tt) “Minor Event” means the failure by the Corporation or any of its Subsidiaries to materially comply with any covenants set forth in set forth in this Certificate not listed as a Major Event or Medium Event.

(uu) “Noncompliance Incremental Dividend Rate” has the meaning set forth in Section 4(b).

(vv) “Original Issue Date” means December 15, 2021.

(ww) “Outside Date” means the date on which the Merger Agreement is terminated in accordance with its terms.

(xx) “Parity Stock” means any class or series of stock of the Corporation that ranks on a parity with Series X Preferred in the payment of dividends or in the distribution of assets on liquidation, dissolution or winding up of the Corporation.

(yy) “Permitted Repurchases” has the meaning set forth in Section 10(c).

(zz) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(aaa) “Preferred Stock” has the meaning set forth in Section 1.

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(bbb) “Purchase Agreement” means the Series X Preferred Stock Purchase Agreement, dated as of December 15, 2021, by and among the Corporation, Aspiration Partners, Inc. and OCM Aspiration Holdings, LLC, as may be amended, modified or supplemented from time to time in accordance with the terms thereof.

(ccc) “Redemption Date” has the meaning set forth in Section 6(b).

(ddd) “Redemption Notice” has the meaning set forth in Section 6(d).

(eee) “Securities” means (i) with respect to the Corporation, shares of Common Stock, Preferred Stock or any other class or series of capital stock of the Corporation, (ii) with respect to any Subsidiary of the Corporation, any equity securities, (iii) any warrants, options, rights or other securities exchangeable or exercisable for, or convertible into, any Securities described in clauses (i) or (ii), and (iv) any Indebtedness instrument for borrowed money (including any promissory note), whether issued by the Corporation or any Subsidiary thereof.

(fff) “Series X Mandatory Redemption” has the meaning set forth in Section 6(b).

(ggg) “Series X Optional Redemption” has the meaning set forth in Section 6(a)(i).

(hhh) “Series X Period” has the meaning set forth in Section 8(a).

(iii) “Series X Preferred” has the meaning set forth in Section 1.

(jjj) “Series X Preferred Director” means a member of the Board elected by the Holder Majority in accordance with Section 10(b)(i).

(kkk) “Series X Redemption Price” has the meaning set forth in Section 6(a)(ii).

(lll) “Special Event of Noncompliance” means a failure to comply with any of the covenants contained in clauses (i) through (v) in Section 10(c), Section 11 or Section 12.

(mmm) “Springing Control Rights Period” has the meaning set forth in Section 11(d).

(nnn) “Springing Rights” means, collectively, the rights of the holders of shares of Series X Preferred under Section 11 and Section 12.

(ooo) “Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

(ppp) “Surplus Cash” means, as of any date of determination, Unrestricted Cash of the Corporation in excess of fifty million dollars ($50,000,000) as of the last day of the immediately preceding calendar quarter, with such cash to be calculated as of any particular date as the average such cash over the fifteen (15) day period that concludes on such date.

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(qqq) “Swap Agreement” means any agreement with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Corporation or its Subsidiaries shall be a Swap Agreement.

(rrr) “Test Period” means, as of any date, the period of four consecutive fiscal quarters then most recently ended for which quarterly or annual, as applicable, financial statements for the Corporation and its Subsidiaries have been delivered (or are required to have been delivered) or, if earlier, are internally available.

(sss) “Total Net Leverage Ratio” means the ratio, as of any date of determination, of (a) Consolidated Total Debt outstanding as of the last day of the most recently ended Test Period to (b) Consolidated Adjusted EBITDA for the most recently ended Test Period, in each case of the Corporation and its Subsidiaries on a consolidated basis.

(ttt) “Trust Account” has the meaning given to such term in the Merger Agreement.

(uuu) “Unrestricted Cash” means cash or cash equivalents on hand of the Corporation and its Subsidiaries available to be paid as a dividend under Applicable Law and not subject to any contractual restrictions on payment or other Lien (to the extent such contractual restrictions on payment or other Lien exist as of the Original Issue Date); provided that, notwithstanding the foregoing, cash or cash equivalents that are subject to contractual restrictions on payment or other Lien to the extent solely in favor of the Senior Notes Collateral Agent (as defined in the Purchase Agreement) and/or the holders of the Senior Secured Notes (as defined in the Purchase Agreement) pursuant to the documentation in respect thereof (including, for the avoidance of doubt, the Subordination Agreement (as defined in the Purchase Agreement)) shall constitute Unrestricted Cash hereunder.

Section 4. Dividends.

(a) General Rate. From and after the date of issuance of any shares of Series X Preferred, dividends shall accrue on each such share of Series X Preferred in respect of each Dividend Period (or portion thereof) at a rate equal to the Applicable Rate (collectively, the “Accruing Dividends”). Dividends shall accrue, whether or not declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment thereof, on a daily basis from the date of issuance of each such share of Series X Preferred, shall be cumulative, and shall compound on a quarterly basis on each Dividend Payment Date (with respect to the Dividend Period (or portion thereof) ending on the day preceding such respective Dividend Payment Date) to the extent not paid on or before the Dividend Payment Date with respect to such Dividend Period (or portion thereof). Dividends on the shares of Series X Preferred shall be calculated on the basis of the actual days elapsed in a year of 360 days. Dividends shall be paid: (i) until the second anniversary of the Original Issue Date, at the option of the Corporation, (A) in cash at the Applicable Rate out of the funds of the Corporation legally available therefor or (B) without payment in cash by accruing the value of such dividend at the

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Applicable Rate; (ii) from and after the second anniversary of the Original Issue Date until the fourth anniversary of the Original Issue Date, at the option of the Corporation, (A) in cash at the Applicable Rate out of the funds of the Corporation legally available therefor or (B) without payment in cash by accruing the value of such dividend at the Applicable Rate; and (iii) from and after the fourth anniversary of the Original Issue Date, in cash at the Applicable Rate out of the funds of the Corporation legally available therefor. For the avoidance of doubt, the Corporation shall be entitled to pay any dividends in cash at its election, and the Corporation shall not be required to pay any dividends in cash to the extent prohibited by Applicable Law. If a Dividend Payment Date is not a Business Day, the applicable dividend shall be paid on the first Business Day following that day without adjustment.

(b) Default Rate. Notwithstanding anything to the contrary herein, whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends:

(i) if any Event of Noncompliance related to a Minor Event occurs and is continuing, the rate at which dividends on shares of Series X Preferred shall accrue from the date of such Event of Noncompliance through the date of cure, if any, shall be increased by an additional three percent (3.0%) per annum; and

(ii) if any Event of Noncompliance related to a Major Event or Medium Event occurs and is continuing, the rate at which dividends on shares of Series X Preferred shall accrue from the date of such Event of Noncompliance through the date of cure, if any, shall be increased by an additional five percent (5.0%) per annum (each of the increases in (i) and (ii), as applicable, a “Noncompliance Incremental Dividend Rate”).

The Noncompliance Incremental Dividend Rate shall remain in effect for the Dividend Period (or portion thereof) from and after the occurrence of such Event of Noncompliance for so long as such Event of Noncompliance is continuing. Any additional dividends as a result of the Noncompliance Incremental Dividend Rate shall be payable in cash or in-kind as determined as set forth in Section 4(a). For the avoidance of doubt, only one (1) Noncompliance Incremental Dividend Rate may be in effect at a time for all existing Events of Noncompliance related to all Major Events, Medium Events or Minor Events, as applicable, with such Noncompliance Incremental Dividend Rate being the greater of three percent (3.0%) or five percent (5.0%) per annum as applicable to such Event of Noncompliance.

(c) Incremental Rate. Notwithstanding anything to the contrary herein, whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends, in the event the Mergers are consummated but the Corporation has not raised, from and after August 18, 2021, at least two hundred million dollars ($200,000,000) in capital at such consummation of the Mergers from (A) the issuance of Junior Stock or securities convertible into Junior Stock (including through “PIPE” investments but other than as contemplated by the Purchase Agreement) and (B) the amount of the Trust Account at the consummation of the Mergers (after giving effect to any redemptions occurring on or prior to such consummation that reduce the amount of the Trust Account), the rate at which dividends on shares of Series X Preferred shall accrue pursuant to Section 4(a) from and after the date of consummation of the Mergers shall be increased by an additional five percent (5.0%) per annum (a “de-SPAC Incremental Dividend Rate”).

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Any de-SPAC Incremental Dividend Rate shall remain in effect for each Dividend Period (or portion thereof) from and after the consummation of the Mergers until the Corporation has raised at least two hundred million dollars ($200,000,000) in capital on the basis set forth above. Any additional dividends as a result of the de-SPAC Incremental Dividend Rate shall be payable in cash or in-kind as determined as set forth in Section 4(a).

(d) Priority of Distributions. So long as any share of Series X Preferred remains outstanding, unless full accrued dividends on all outstanding shares of Series X Preferred have been paid or declared and a sum sufficient for the payment thereof has been set aside for payment (as applicable), no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Parity Stock or Junior Stock; provided, that the foregoing limitation shall not apply to redemptions or other acquisitions of Junior Stock (including the forfeiture of unvested Common Stock granted to officers, directors or employees) in the ordinary course of business in accordance with any equity or incentive-based compensation plan or agreement approved by the Board. Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by the Board may be declared and paid on any Parity Stock or Junior Stock from time to time out of any funds legally available therefor, and the shares of Series X Preferred shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any Liquidation Event or Deemed Liquidation Event, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock, holders of Series X Preferred shall be entitled to receive an amount in respect of each such share of Series X Preferred equal to the then applicable Series X Redemption Price to the extent the assets of the Corporation legally available for distribution to its stockholders are sufficient to make such payment.

(b) Partial Payment. If upon any such Liquidation Event or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series X Preferred the full amount to which they shall be entitled under this Section 5, the holders of shares of Series X Preferred shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series X Preferred held by such holders upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(c) Residual Distributions. If the Series X Redemption Price has been paid in full to all holders of Series X Preferred and the liquidation preference has been paid in full to all holders of any Parity Stock, then the holders of Junior Stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences in such Junior Stock.

Section 6. Redemption Rights.

(a) Optional Redemption by Corporation.

(i) The Corporation may, at any time and from time to time, redeem all or any portion of the outstanding shares of Series X Preferred (a “Series X Optional Redemption”) at a price equal to the then applicable Series X Redemption Price. Notwithstanding the foregoing, the Corporation may not effect a Series X Optional Redemption if less than thirty-three percent (33%) of the shares of Series X Preferred would remain outstanding following such Series X Optional Redemption, unless such Series X Optional Redemption would, upon consummation, redeem all outstanding shares of Series X Preferred.

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(ii) The Series X Redemption Price shall be payable in cash only and calculated as follows: (A) until the date that is immediately prior to the date that is thirty (30) months following the Original Issue Date (such date that is thirty (30) months following the Original Issue Date, the “First Optional Call Date”), the Make-Whole Amount; (B) from the First Optional Call Date until (but not including) the first (1st) anniversary of the First Optional Call Date, an amount equal to one hundred and six percent (106%) of the sum of (1) the Liquidation Preference plus (2) the then current amount of Accruing Dividends accrued but not paid in cash pursuant to Section 4(a); (C) from and after the first (1st) anniversary of the First Optional Call Date until (but not including) the date that is sixty six (66) months following the First Optional Call Date, an amount equal to one hundred and three percent (103%) of the sum of (1) the Liquidation Preference plus (2) the then current amount of Accruing Dividends accrued but not paid in cash pursuant to Section 4(a); and (D) from and after the date that is sixty six (66) months following the First Optional Call Date, an amount equal to one hundred percent (100%) of the sum of (1) the Liquidation Preference, plus (2) the then current amount of Accruing Dividends accrued but not paid in cash pursuant to Section 4(a), in the case of (A) through (D) plus any accumulated but unpaid dividends up to but excluding the Redemption Date (each of (A) through (D), a “Series X Redemption Price,” as applicable).

(b) Mandatory Redemption by Corporation. The Corporation shall redeem all of the outstanding shares of Series X Preferred upon the occurrence of a Fundamental Event (a “Series X Mandatory Redemption”), for cash at a redemption price equal to the Series X Redemption Price as of the date on which such redemption is to be made (the “Redemption Date”).

(c) Optional Redemption by Series X Preferred Stockholders. Each holder of Series X Preferred shall have the option (the “Holder Option”) to cause the Corporation to redeem all or any portion of their shares of Series X Preferred for cash at a redemption price equal to the Series X Redemption Price as of the Redemption Date (provided that the Corporation shall have up to sixty (60) days to effect the redemption contemplated by this Section 6(c) following such election): (i) at any time after the ninth anniversary of the Original Issue Date; and (ii) upon the election of the Holder Majority upon the occurrence and solely during the continuation of an Event of Noncompliance (following the expiration of any applicable cure period) related to a Major Event.

(d) Redemption Notice. The Corporation shall send written notice (a “Redemption Notice”) of any Series X Optional Redemption or Series X Mandatory Redemption contemplated by this Section 6 to each holder of record of shares of Series X Preferred Stock to be redeemed, not more than sixty (60) days nor less than ten (10) days prior to the Redemption Date. Such notice shall set forth in reasonable detail (i) the Redemption Date, (ii) the number of shares of Series X Preferred held by the holder that the Corporation shall redeem on such Redemption Date and (iii) a calculation specifying the amount owed to such holder by the Corporation in respect the shares of the Series X Preferred Stock to be redeemed.

(e) Rights Subsequent to Redemption. If a Redemption Notice shall have been duly given and if, on or before the Redemption Date specified in the Redemption Notice, all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust or escrow for the benefit of the holders of shares of Series X Preferred Stock called for redemption, so as to be available therefor in a timely manner (subject to applicable escheat laws), or deposited by the Corporation with a bank or trust company in trust or escrow for the benefit of the holders of the shares of Series X Preferred Stock so called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been

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surrendered for cancellation, on and after the Redemption Date, all shares of Series X Preferred Stock so called for redemption shall be cancelled and shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue on such Redemption Date, and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate without further liability to, or obligation of, the Corporation, except only the right of the holders thereof to receive the applicable Series X Redemption Price, without interest.

(f) Redemption Offset. Notwithstanding anything to the contrary contained herein, any amount of cash payable to a holder of Series X Preferred pursuant to this Certificate upon a redemption of such holder’s shares of Series X Preferred shall be reduced by the dollar amount of any Series X Damages (as defined in the Purchase Agreement) actually indemnified for on behalf of such holder or its Affiliates pursuant to the indemnification provisions of the Purchase Agreement.

Section 7. Medium and Minor Events; Notice of Events.

(a) Medium Events. Any Medium Event hereunder shall have the same consequences as a Major Event hereunder, except that (i) a Medium Event shall permit a six (6)-month cure period following notice delivered from the Holder Majority to the Corporation of such Medium Event, which notice must specify such event of noncompliance, demand that it be remedied and state that such notice is a “Notice of Noncompliance”, before the Springing Rights hereunder are permitted to be invoked; (ii) the Springing Rights (once invoked) shall be limited to remedies that are reasonably proportionate to and to the extent of the cure of such Medium Event; and (iii) the Holder Option shall not be available to holders of shares of Series X Preferred following the occurrence of such Medium Event; provided, further that notwithstanding the foregoing or anything to the contrary herein, any Medium Event that occurs or is occurring from and after the 84-month anniversary of the Original Issue Date shall be deemed to be a Major Event for all purposes hereunder.

(b) Minor Events. Neither the Holder Option nor the Springing Rights shall be available to holders of shares of Series X Preferred in the event of a Minor Event.

(c) Notice of Events. The Corporation shall provide to holders of Series X Preferred with notice of any Major Event, Medium Event or Minor Event as promptly as practicable following the Corporation becoming aware of such Major Event, Medium Event or Minor Event, as applicable; provided, that if such notice is not so provided to the Investors, any cure period hereunder requiring notice from the Investors to the Corporation with respect to such an event shall commence from the time that such notice should have been provided to the Investors pursuant to this Section 7(c).

Section 8. Covenants.

(a) Maintenance of Existence. From and after the Original Issue Date until the date on which no share of Series X Preferred remain outstanding (the “Series X Period”), the Corporation shall, and shall cause each Subsidiary to, preserve and maintain its corporate, limited partnership or limited liability company existence and good standing in the jurisdiction of its incorporation or formation.

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(b) Information; Access. During the Series X Period, the Corporation shall, and shall cause its Subsidiaries to, deliver to holders of at least 25% of the outstanding shares of Series X Preferred each of the financial statements and reports and all notices and other information, and provide to such holders and its designees substantially similar access and inspection rights as may be required to be provided to (i) any other holders of capital stock of the Corporation or (ii) any agents, trustees, lenders and/or holders under or notes, credit facilities or other instruments of Indebtedness entered into by the Corporation and any of its Subsidiaries, in each case in a substantially similar manner and at substantially similar times as the Corporation or any of its Subsidiaries is required to deliver such materials and information and provide such access and inspection rights in accordance with the terms of such capital stock or notes, credit facilities or other instruments of Indebtedness.

(c) Minimum Cash Balance. During the Series X Period, the Corporation, together with its Subsidiaries, shall collectively maintain the Minimum Cash Amount.

(d) Tax Treatment. The parties intend that (i) any accrued but unpaid dividends on the Series X Preferred accruing but not paid in cash pursuant to Section 4(a) shall not be treated as constructive dividends under Section 305(c) of the Internal Revenue Code, as amended, and (ii) any accrued but unpaid (and undeclared) dividends that are included in the determination of the Series X Redemption Price that is paid upon redemption of the Series X Preferred be treated as an amount that is paid in redemption of the Series X Preferred under Section 302 of the Internal Revenue Code, as amended. The parties agree to take no positions or actions inconsistent with such treatment on their income tax returns (including on any IRS Form 1099), unless otherwise required by (i) a change in applicable law or (ii) the IRS or other relevant tax authority following an audit or other examination in which the tax treatment described in this paragraph was defended by the taxpayer in good faith.

Section 9. Notice of Certain Events. In the event the Corporation intends to undertake or consummate, as the case may be, (a) a record of the holders of its Common Stock for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security, (b) any capital reorganization of the Corporation or any reclassification of the Common Stock, (c) any Fundamental Event, or (d) the voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall deliver or cause to be delivered to the holders of Series X Preferred a written notice specifying, as applicable, (i) the record date for any such dividend, distribution or right, and the amount and character of such dividend, distribution or right, and (ii) the effective date on which such reorganization, reclassification, Fundamental Event, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, Fundamental Event, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Series X Preferred and the Common Stock. Such notice shall be sent at least forty five (45) days prior to the record date or effective date for the event specified in such notice.

Section 10. Series X Preferred Stockholder Rights.

(a) General. The holders of Series X Preferred shall have no voting rights except as set forth below or as otherwise from to time required by Delaware law from time to time.

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(b) Right to Elect Directors.

(i) The Holder Majority shall be entitled to elect one (1) Series X Preferred Director: (A) after the ninth (9th) anniversary of the Original Issue Date; or (B) upon the occurrence and solely during the continuance of an Event of Noncompliance (following the expiration of any applicable cure period) related to a Major Event or Medium Event; provided that, in the event that clause (B) above is an Event of Noncompliance related to a Major Event, the Holder Majority shall be entitled to elect one (1) additional Series X Preferred Director (for a maximum of two (2) Series X Preferred Directors pursuant to this Section 10(b)(i)).

(ii) [Reserved]

(iii) The rights of the Holder Majority set forth in this Section 10(b) may be exercised from time to time at any regular or special meeting of stockholders of the Corporation or by written consent in accordance with the Certificate and the Bylaws; provided that (A) the absence of a quorum of the holders of Common Stock shall not affect the exercise by the Holder Majority of such rights and (B) the affirmative vote of the holders of shares of Series X Preferred representing the Holder Majority present at any annual or special meeting, in person or by proxy, or any written consent signed by the Holder Majority shall be sufficient to exercise any right of the Holder Majority. At any meeting at which the Holder Majority shall exercise such voting right initially during an existing default period, the Holder Majority shall have the right to elect directors to fill such vacancies, if any, in the Board as may then exist up sufficient to constitute a majority of the directors.

(iv) Unless the Holder Majority shall have previously exercised their right to elect directors in accordance with this this Section 10(b), the Corporation shall, by action of the Chairman of the Board, the Chief Executive Officer, the President, the Board or the written order of a majority of the Board in accordance with the Bylaws, promptly call a special meeting of the stockholders of the Corporation for such purpose. Notice of such meeting and of any annual meeting at which the Holder Majority is entitled to vote pursuant to this Section 10(b) shall be given to each holder of record of Common Stock and Preferred Stock of the Corporation in accordance with the Certificate and the Bylaws.

(v) Any Series X Preferred Director shall hold office until the next annual meeting of stockholders of the Corporation and until his or her successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal. Any vacancy in the Board of a seat entitled to be filled by the Holder Majority under this Section 10(b) may be filled by (A) the vote of a majority of the Series X Preferred Directors then remaining in office or by a sole remaining Series X Preferred Director (in each case, even if less than a quorum) or (B) the Holder Majority. Series X Preferred Directors may be removed with or without cause, in each case only by the Holder Majority.

(vi) At least one Series X Preferred Director shall be appointed to each committee of the Board (subject to applicable listing requirements regarding director independence and to the independence requirements under Rule 10A-3).

(vii) Any director elected or entitled to be elected as provided in Section 10(b)(i) may be removed with or without cause by, and only by, the affirmative vote or written consent of the Holder Majority given either at a special meeting of holders of Series X Preferred duly called for that purpose or, to the extent permitted by the Certificate and the Bylaws, pursuant to a written consent of such stockholders. If at any time the holders of shares of Series X Preferred fail to elect a sufficient number of directors to fill the

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directorships to which they are entitled hereunder, then any such directorship not so filled shall remain vacant until such time as the Holder Majority elect(s) a person to fill such directorship in accordance with this Section 10(b), and no such directorship may be filled by stockholders of the Corporation other than by the Holder Majority in accordance with this Section 10(b).

(viii) To the extent permitted by Applicable Law and the Bylaws, any director elected or entitled to be elected as provided in Section 10(b)(i)(B) (including the proviso related thereto) may be removed with or without cause by a majority of the members of the Board that are not Series X Preferred Directors following the discontinuance of all Events of Noncompliance related to a Major Event or Medium Event.

(c) Consent Rights. So long as any shares of Series X Preferred are outstanding, the Corporation shall not, either directly or indirectly (including by amendment, merger, consolidation, recapitalization, reclassification, or otherwise), enter into, commit to or effect, or permit any of its Subsidiaries to enter into, commit to or effect, any of the following without the written consent of the Holder Majority, and any such act or transaction entered into without such consent (in addition to any other vote required by law or the Certificate) shall be null and void ab initio, and of no force or effect:

(i) effect any Fundamental Event that does not result in the payment of the entirety of the applicable Series X Redemption Price payable in respect of all outstanding shares of Series X Preferred;

(ii) amend, alter or repeal any provision of the Certificate (including this Certificate of Designations) or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series X Preferred;

(iii) increase or decrease the authorized number of shares of Series X Preferred;

(iv) create, authorize or issue any class, series or shares of (A) Parity Stock or (B) capital stock ranking either in the payment of dividends or in the distribution of assets on liquidation, dissolution or winding up of the Corporation prior to the Series X Preferred;

(v) create, or authorize the creation of, or issue, or authorize the issuance of, any Indebtedness security or incur other Indebtedness, other than (A) the Corporation’s existing secured Indebtedness and the refinancing of such Indebtedness (on the same or better terms and for the same or lesser amount), (B) the incurrence of other Indebtedness provided that, after giving pro forma effect to such incurrence, the Total Net Leverage Ratio shall not exceed three times (3.0x) and (C) Indebtedness, the proceeds from which are used for the payment of the entirety of the applicable Series X Redemption Price payable in respect of all outstanding shares of Series X Preferred;

(vi) except as permitted under Section 4(d), purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (A) redemptions of or dividends or distributions on the Series X Preferred as expressly authorized herein, (B) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (C) dividends or other distributions payable from a Subsidiary of the Corporation to the Corporation or another Subsidiary of the Corporation, and (D) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at (i) the lower of the original purchase price or the then current fair market value thereof or (ii) upon the terms of existing arrangements with such persons (“Permitted Repurchases”);

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(vii) create, sell, transfer or otherwise dispose of any capital stock of any Subsidiary of the Corporation, or permit any direct or indirect Subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such Subsidiary, other than to the Corporation or a wholly owned Subsidiary or in connection with a Fundamental Event that results in the payment of the entirety of the applicable Series X Redemption Price payable in respect of all outstanding shares of Series X Preferred;

(viii) change the business purpose of the Corporation and its Subsidiaries, including the Corporation or any Subsidiary becoming registered as a bank holding company under the Bank Holding Company Act of 1956, or becoming a federally or state-chartered banking organization;

(ix) initiate or accept any Insolvency Event;

(x) (A) reclassify, alter or amend any existing Parity Stock if such reclassification, alteration or amendment would render such other security senior to the Series X Preferred in respect of any such right, preference, or privilege or (B) reclassify, alter or amend any existing Junior Stock if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series X Preferred in respect of any such right, preference or privilege;

(xi) enter into any transaction or series of transactions for the sale, assignment, license, lease, pledge or encumbrance or other disposition of material technology or intellectual property of the Corporation or any of its Subsidiaries other than licenses granted in the ordinary course of business or in connection with a Fundamental Event that results in the payment of the entirety of the applicable Series X Redemption Price payable in respect of all outstanding shares of Series X Preferred;

(xii) settle, compromise, resolve or dismiss any litigation, arbitration or administrative proceeding (i) with respect to an action for injunctive relief against the Corporation or any of its Subsidiaries, (ii) relating to a criminal matter against the Corporation or any of its Subsidiaries, or (iii) involving alleged damages payable by the Corporation or any of its Subsidiaries exceeding twenty-five million dollars ($25,000,000); provided that the Corporation’s failure to effect such settlement, compromise, resolution or dismissal as a result of the Holder Majority not providing consent thereto shall not otherwise result in a Minor Event, Medium Event or Major Event, as applicable; or

(xiii) enter into any agreement or otherwise agree to do any of the foregoing.

Section 11. Springing Liquidity Process Rights.

(a) Liquidity Transaction. Upon (x) the occurrence of an Event of Noncompliance related to a Major Event that has continued for ninety (90) days (provided that, with respect to the occurrence of an Event of Noncompliance related to a Major Event described in clauses (i), (ii) or (iii)(A) of the definition of Event of Noncompliance (A) following the consummation of

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the Mergers and (B) occurring and continuing prior to the 8th (eighth) anniversary of the Original Issue Date, if the Board has a reasonable and good faith basis to expect that the Corporation shall be able to enter into a Liquidity Transaction during the one hundred eighty (180) day period following such occurrence without the occurrence of an Insolvency Event (for this purpose, without regard to the exercise of any of the rights or remedies of a holder of Series X Preferred), such ninety (90) day period shall be increased to one hundred eighty (180) days (disregarding for purposes of calculating such period any other cure periods applicable to such Event of Noncompliance)) or (y) the occurrence of an Event of Noncompliance related to a Medium Event (subject to the limitations set forth in Section 7(a)), and in each of (x) and (y) for so long as such Event of Noncompliance is continuing (following the termination of the periods referenced in this Section 11(a), the “Liquidity Period”), the Holder Majority shall have the right to cause the Corporation (or any successor entity) to diligently pursue (each of clauses (i) through (iv), a “Liquidity Transaction”):

(i) an issuance of any Securities (which may be Indebtedness, Common Stock, Preferred Stock or other Securities);

(ii) a transaction or series of transaction would constitute a Liquidation Event or a merger, reorganization, consolidation, sale of assets of the Corporation (or any successor entity) or other similar transaction or series of transactions;

(iii) a leveraged recapitalization or other financing transaction; or

(iv) any other transaction or series of transactions;

in each of the foregoing clauses (i) through (iv), resulting in sufficient proceeds available for distribution to the holders of Series X Preferred to pay the entirety of the applicable Series X Redemption Price payable in respect of all then outstanding shares of Series X Preferred. For the avoidance of doubt, if a Liquidity Period has commenced due to the occurrence of an Event of Noncompliance and the Corporation has cured such Event of Noncompliance, the Corporation may discontinue the related Liquidity Transaction and the Corporation shall no longer be required to pursue a Liquidity Transaction on account of such Event of Noncompliance. If the Corporation shall have entered into a definitive agreement in respect of a Liquidity Transaction during any of the periods referenced in this Section 11(a), then such period shall be extended by an additional ninety (90) days to the extent required for the Corporation to obtain any necessary regulatory or other material approvals for the consummation of such Liquidity Transaction pursuant to its terms prior to the commencement of a Liquidity Period.

(b) Required Actions. During the Liquidity Period, the Corporation shall (i) use its reasonable best efforts to cause the management of the Corporation to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or desirable to effect a Liquidity Transaction; (ii) engage an independent financial advisor (the “Financial Advisor”) approved by the Holder Majority (such approval not to be unreasonably withheld, conditioned or delayed) to facilitate a Liquidity Transaction (at the sole cost and expense of the Corporation); (iii) keep the holders of shares of Series X Preferred reasonably informed of the status, details and terms of any proposed Liquidity Transaction; and (iv) not enter into any Liquidity Transaction without the affirmative consent of the Holder Majority (unless such transaction shall result in the payment in the entirety of the Series X Redemption Price payable in respect of all outstanding shares of Series X Preferred).

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(c) Process. During the Liquidity Period, the Corporation shall direct the Financial Advisor to establish procedures to effect a Liquidity Transaction in an orderly manner with the objective of achieving the highest available value for the Corporation within a reasonable period of time and the payment of the entire Series X Redemption Price payable in respect of all outstanding shares of Series X Preferred. The Corporation shall cause the Liquidity Transaction to be conducted in accordance with such procedures and under the direction of the Corporation and the Holder Majority, and the Corporation and the Board will reasonably cooperate with the Holder Majority and the Financial Advisor, and will use reasonable best efforts to, subject to any stockholder approvals (to the extent required by Applicable Law), effect the Liquidity Transaction, including by (in each case as appropriate in light of the circumstances): (i) preparing a data room containing customary diligence materials and a confidential information memorandum, (ii) preparing and attending management presentations, (iii) responding to due diligence inquiries, (iv) providing potential acquirors, investors, underwriters and/or their respective representatives with access to the Corporation’s books and records and personnel (subject to executing customary non-disclosure agreements), (v) requesting receipt of indications of interest from potential acquirors or investors, (vi) reviewing and considering in good faith any offers received from potential acquirors or investors, and (vii) negotiating reasonably, and in good faith, the terms of any potential Liquidity Transaction. The Corporation shall instruct its legal counsel to prepare all necessary documentation in connection with the Liquidity Transaction.

(d) Controlled Process. Immediately following the commencement of a Liquidity Transaction process (the “Springing Control Rights Period”), the Holder Majority shall also have the right, exercisable by giving written notice to the Corporation at any time during the Springing Control Rights Period, to take control of and direct the process with respect to a Liquidity Transaction and to cause the Corporation to consummate, subject to any requisite stockholder approvals (to the extent required by Applicable Law), any such Liquidity Transaction in an orderly manner with the objective of achieving the redemption in full of the shares of Series X Preferred at a price per share at least equal to the Series X Redemption Price (such process, a “Controlled Process”) until the Springing Control Rights Period concludes; provided that the Holder Majority shall keep the Corporation reasonably informed of the status, details and terms of any proposed Liquidity Transaction and provide the Corporation with copies of any documents prepared or received in connection with any proposed Liquidity Transaction and promptly notify the Corporation in writing of any material developments. In addition to any action required pursuant to Section 11(c), the Corporation shall, and shall cause the management of the Corporation and its controlled Affiliates to, reasonably cooperate with the Holder Majority and the Financial Advisor and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or desirable to effect a Liquidity Transaction in connection with the Controlled Process.

(e) Proceeds of Liquidity Transaction. The proceeds of any Liquidity Transaction shall be used and applied by the Corporation in accordance with the Certificate, subject to the rights of the holders of the shares of Series X Preferred to receive payment of the Series X Redemption Price applicable to shares of Series X Preferred in priority and in preference to holders of any other outstanding capital stock of the Corporation as set forth herein.

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(f) Further Assurances. During the Liquidity Period, the Corporation shall take or cause to be taken all actions and do, or cause to be done, all things reasonably necessary or reasonably desirable in order to expeditiously consummate such Liquidity Transaction pursuant to this Section 11 and any related transactions, including executing, acknowledging and delivering agreements (including any equity purchase agreement or similar agreement or any customary voting agreement to support and not object to such Liquidity Transaction), consents, assignments, waivers and other documents or instruments; furnishing information and copies of documents; filing applications, reports, returns, filings and other documents or instruments with governmental authorities; exercising any drag along rights, proxies, and otherwise reasonably cooperating with the Holder Majority and any Financial Advisor or legal counsel engaged in connection with a Liquidity Transaction.

(g) Expenses. (i) All costs and expenses incurred by the Corporation in connection with any proposed Liquidity Transaction pursuant to this Section 11 (whether or not such Liquidity Transaction is consummated), including all attorneys’ fees and expenses, all accounting fees and charges and all brokerage or investment banking fees, charges or commissions, shall be paid by the Corporation and (ii) all reasonable and documented out-of-pocket costs and expenses incurred by the Corporation in connection with any Controlled Process (whether or not a Liquidity Transaction is consummated pursuant thereto), including all reasonable and documented attorneys’ fees and expenses, all accounting fees and charges and all brokerage or investment banking fees, charges or commissions of a single investment bank, shall be paid by the Corporation.

Section 12. Springing Series X Rights. During the Liquidity Period, the Corporation shall not, and shall not permit any Subsidiaries to, either directly or indirectly by amendment, merger, consolidation or otherwise, take any of the following actions without (in addition to any other vote required by law, the Bylaws or Certificate) the written consent of the Holder Majority (unless such actions result in the payment of the entirety of the applicable Series X Redemption Price payable in respect of all outstanding shares of Series X Preferred, in which case no such consent shall be required), and any such act of transaction entered into without such consent shall be null and void ab initio, and of no force or effect:

(a) enter into any transaction or series of transactions for the purchase, license, lease or other acquisition of any other Person (including the capital stock of such Person) or any assets constituting a business, unit or division thereof;

(b) enter into any agreement that would allow the Corporation or any such Subsidiary to incur Indebtedness (unless the net proceeds of such Indebtedness are used or applied to redeem all outstanding shares of Series X Preferred at the then applicable Series X Redemption Price);

(c) consummate any repurchases or distributions with respect to its capital stock, other than Permitted Repurchases; or

(d) fail to utilize any Surplus Cash to repurchase shares of Series X Preferred, unless so doing would cause the Corporation to violate Applicable Law or the terms of any notes, credit facilities or other instruments of Indebtedness to which the Corporation is subject as of the Original Issue Date.

Section 13. No Fractional Shares. No fractional shares of Series X Preferred shall be issued.

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Section 14. Record Holders. To the fullest extent permitted by Applicable Law, the Corporation and the transfer agent for the Series X Preferred, if any, may deem and treat the record holder of any share of Series X Preferred as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

Section 15. Notices. All notices, requests or communications in respect of the Series X Preferred shall be in writing and delivered in person or by overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, by email (with confirmation of receipt requested from the recipient) or delivered in such other manner as may be permitted in this Certificate of Designations or by Applicable Law or, with respect to any notice, request or other communication to the Corporation, in the Certificate or Bylaws.

Section 16. Other Rights. The shares of Series X Preferred will not have any voting powers, preferences or relative, participating, optional, preemptive, conversion or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate.

Section 17. Certificates. Shares of Series X Preferred shall be issued in uncertificated, book-entry form.

Section 18. Restatement of Certificate. On any restatement of the Certificate, Section 1 through Section 17 of this Certificate of Designations shall be included in Article Fourth of the Certificate under the heading “Series X Preferred Stock” and this Section 18 may be omitted. If the Board so determines, the numbering of Section 1 through Section 17 may be changed for convenience of reference or for any other proper purpose.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations of Series X Preferred Stock to be duly executed this day of [•].

ASPIRATION, INC.

By:
Name:
Title:

[Signature Page — Certificate of Designations of Series X Preferred Stock]

Exhibit 10.1

Execution Version

SERIES X PREFERRED STOCK PURCHASE AGREEMENT

December 15, 2021

by and among

ASPIRATION PARTNERS, INC.

INTERPRIVATE III FINANCIAL PARTNERS, INC.

and

OCM ASPIRATION HOLDINGS, LLC

Table of Contents

1. Purchase and Sale of Preferred Stock		5

1.1	Sale and Issuance of Series X Preferred Stock	5
1.2	Closing; Delivery	6
1.3	Use of Proceeds	6
1.4	Allocation of Purchase Price	6
1.5	Defined Terms Used in this Agreement	7

2. Representations and Warranties of the Company		19

2.1	Organization and Qualification	19
2.2	Company Subsidiaries	19
2.3	Capitalization	20
2.4	Due Authorization	21
2.5	Valid Issuance of Shares	22
2.6	No Conflict; Governmental Consents and Filings	22
2.7	Legal Compliance; Approvals	23
2.8	Government Contracts	24
2.9	Financial Statements	24
2.10	No Undisclosed Liabilities	25
2.11	Absence of Certain Changes or Events	25
2.12	Litigation	25
2.13	Company Benefit Plans	25
2.14	Labor Relations	27
2.15	Real Property; Tangible Property	29
2.16	Taxes	30
2.17	Environmental Matters	32
2.18	Brokers; Third Party Expenses	33
2.19	Intellectual Property	33
2.20	Privacy	36
2.21	Agreements, Contracts and Commitments	37
2.22	Insurance	39
2.23	Related Party Transactions	39
2.24	Anti-Corruption; Sanctions	39
2.25	Vendors	40
2.26	Sufficiency of Assets	40
2.27	Rights of Registration and Voting Rights	41
2.28	Merger Agreement	41
2.29	Disclosure of Information	41
2.30	Disclaimer of Other Warranties	41

3. Representations and Warranties of Parent		42

3.1	Organization and Qualification	42

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3.2	Parent Subsidiaries	43
3.3	Capitalization	43
3.4	Valid Issuance of Parent Series X Shares	44
3.5	Due Authorization	44
3.6	No Conflict; Required Filings and Consents	45
3.7	Compliance; Approvals	45
3.8	Parent SEC Reports and Financial Statements	45
3.9	Absence of Certain Changes or Events	47
3.10	Information Supplied	47
3.11	Merger Agreement	47
3.12	Disclosure of Information	47
3.13	Disclaimer of Other Warranties	48

4. Representations and Warranties of Purchaser		48

4.1	Due Authorization	48
4.2	Purchase Entirely for Own Account	49
4.3	Disclosure of Information	49
4.4	Restricted Securities	49
4.5	No Public Market	49
4.6	Legends	49
4.7	Accredited Investor	50
4.8	Investor	50
4.9	No General Solicitation	51
4.10	Residence	51
4.11	Exculpation	51
4.12	Disclaimer of Other Warranties	51

5. Covenants		52

5.1	A&R Merger Agreement	52
5.2	Warrant; Registration Rights Agreement	52
5.3	Convertible Promissory Note	52
5.4	Parent Certificate of Designations	53
5.5	Regulatory Filings	53
5.6	Taxes	54
5.7	Status; Notifications	55
5.8	Other Filings; Press Release	55
5.9	Termination of Obligations	55

6. Indemnification		55

6.1	Indemnity by the Company	55
6.2	Indemnity by Parent	56
6.3	Indemnity by Purchaser	56
6.4	Expiration of Representations and Warranties; Exclusive Remedy	56
6.5	Limitations on Liability.	57

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6.6	Third Party Claims.	58
6.7	Direct Claims	59
6.8	Certain Tax Matters	59

7. Miscellaneous		59

7.1	Successors and Assigns	59
7.2	Governing Law	60
7.3	Counterparts	60
7.4	Titles and Subtitles; Disclosure Schedules	60
7.5	Notices	60
7.6	No Finder’s Fees	61
7.7	Further Assurances	61
7.8	Transaction Expenses	61
7.9	Amendments and Waivers	62
7.10	Severability	62
7.11	Delays or Omissions	62
7.12	Entire Agreement	62
7.13	Corporate Securities Law	62
7.14	Dispute Resolution	62
7.15	WAIVER OF JURY TRIAL	63
7.16	Waiver of Conflicts	63
7.17	Specific Performance	64
7.18	Trust Account Waiver; Non-Recourse	64

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SERIES X PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES X PREFERRED STOCK PURCHASE AGREEMENT (this “Agreement”), is made as of December 15, 2021, by and among Aspiration Partners, Inc., a Delaware corporation (the “Company”), InterPrivate III Financial Partners Inc., a Delaware corporation (“Parent”) and OCM Aspiration Holdings, LLC, a Delaware limited liability company (“Purchaser”).

WHEREAS, the Company, Parent and certain Subsidiaries of Parent entered into that certain Agreement and Plan of Merger, dated August 18, 2021 (the “Merger Agreement”), pursuant to which the parties thereto intend to enter into a series of business combination transactions by which a successor entity of the Company will become a wholly-owned Subsidiary of Parent (collectively, the “de-SPAC Transactions”);

WHEREAS, prior to the consummation of the de-SPAC Transactions, on the terms and subject to the conditions set forth herein, Purchaser desires to invest in, and the Company desires to issue to Purchaser, shares of Series X Preferred Stock, par value $0.0001 per share, of the Company (the “Series X Preferred Stock”);

WHEREAS, substantially concurrently with the parties’ execution and delivery of this Agreement: (i) the Company, Parent and Purchaser have duly executed and delivered, as applicable, the Investor Rights Agreements (as defined herein); and (ii) the Parent and Purchaser have duly executed and delivered the Subscription Agreement (as defined herein) (together with this Agreement, collectively, the “Transaction Agreements”);

WHEREAS, in connection with the transactions contemplated by this Agreement (the “Transactions”), the Company has adopted and filed the Certificate of Designations in the form of Exhibit B attached to this Agreement (the “Certificate of Designations”); and

WHEREAS, concurrently with the consummation of the Transactions, the Company and Parent have duly executed and delivered the Amended and Restated Agreement and Plan of Merger in the form delivered to Purchaser on the date hereof (the “A&R Merger Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, covenants, representations and warranties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Purchase and Sale of Preferred Stock.

1.1 Sale and Issuance of Series X Preferred Stock. On the terms and subject to the conditions of this Agreement, Purchaser agrees to purchase at the Closing (as defined below) and the Company agrees to sell and issue to Purchaser at the Closing the number of shares of Series X Preferred Stock set forth opposite Purchaser’s name in Exhibit A hereto with a purchase price of $9.00 per share (the “Purchase Price”), with the Purchase Price reflecting one dollar ($1.00) of original issue discount price to the Liquidation Preference (as defined in the Certificate of Designations) of the Series X Preferred Stock of $10.00 per share, for an aggregate Purchase Price of two hundred and fifty million dollars ($250,000,000) (accounting for the original issue discount price). The shares of Series X Preferred Stock issued to Purchaser pursuant to this Agreement shall be referred to in this Agreement as the “Shares.”

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1.2 Closing; Delivery. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, immediately following the execution and delivery of this Agreement, or at such other time and place as the Company, Parent and Purchaser shall mutually agree upon, orally or in writing (the “Closing”). The date on which the Closing actually occurs shall be referred to herein as the “Closing Date.” At the Closing:

(a) Purchaser shall (i) pay (or cause to be paid) to the Company the aggregate Purchase Price payable by each such Purchaser by wire transfer to a bank account designated by the Company prior to the date of this Agreement, (ii) deliver to the Company executed counterparts to the Investor Rights Agreements, (iii) deliver to Parent executed counterparts to the Subscription Agreement, and (iv) deliver to the Company executed counterparts to the Subordination Agreement; and

(b) the Company or Parent, as applicable, shall deliver, or cause to be delivered, to Purchaser:

(i) a certified copy of the Certificate of Designations that was duly filed with the Secretary of State of the State of Delaware, which shall be in full force and effect as of the Closing;

(ii) (A) electronic stock certificates, or such other evidence reasonably acceptable to Purchaser, evidencing the ownership by Purchaser of the applicable number of Shares as contemplated by this Agreement; (B) a certificate of good standing of the Company and Parent as of a date no earlier than two (2) Business Days prior to the Closing Date; (C) a certificate certifying (1) the Certificate of Incorporation and Bylaws of each of the Company and Parent, (2) resolutions of the Board of Directors and the board of directors of Parent approving this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby, and (3) resolutions of the stockholders of the Company approving the Certificate of Designations; (D) executed counterparts to the Investor Rights Agreements, from the Company and Parent, as applicable; (E) an executed counterpart to the Subscription Agreement, from Parent; (F) an executed counterpart to the Subordination Agreement, from the Company, and (G) any other customary documents or certificates reasonably requested by Purchaser which are reasonably necessary to give effect to the Closing; and

(iii) pay, or cause to be paid to Purchaser (which may be set off against the Purchase Price, at Purchaser’s option), any unpaid portion of the Transaction Expenses.

1.3 Use of Proceeds. The Company will use the proceeds from the sale of the Shares for general corporate purposes and to pay expenses related to the issuance of the Shares.

1.4 Allocation of Purchase Price. The Company, Parent and Purchaser agree that, for U.S. federal income tax purposes (and notwithstanding anything to the contrary in Section 1.1), the Purchase Price for the shares of Series X Preferred Stock should be allocated on a fair market value basis based on (i) the value of the Series X Preferred Stock; and (ii) the value of Warrants to acquire 10/36th of the Aggregate Warrant Share Amount (as defined in the Warrant), with 95% of the Purchase Price allocated to the Series X Preferred Stock and 5% of the Purchase Price allocated to such rights with respect to the Warrants.

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1.5 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “Additional Parent SEC Reports” has the meaning set forth in Section 3.8(a).

(b) “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund, private investment fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person; provided that none of Purchaser nor any of its Affiliates shall be considered Affiliates of the Company for purposes of this definition.

(c) “Affiliate Agreements” has the meaning set forth in Section 2.21(a)(ix).

(d) “Anti-Corruption Laws” means, collectively: (a) the U.S. Foreign Corrupt Practices Act (FCPA); (b) the UK Bribery Act 2010; and (c) any other applicable anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering.

(e) “Applicable Legal Requirements” means, collectively, as applicable based on context, the General Corporation Law of the State of Delaware, the Limited Liability Company Act of the State of Delaware and other applicable Legal Requirements.

(f) “Approval” has the meaning set forth in Section 2.7(b).

(g) “Board of Directors” means the Board of Directors of the Company.

(h) “Business Day” means any day, other than a Saturday, a Sunday, any other day on which commercial banks in New York, New York are authorized or required by law to be closed.

(i) “Certifications” has the meaning set forth in Section 3.8(a).

(j) “Charter Documents” has the meaning set forth in Section 2.1

(k) “Code” means the Internal Revenue Code of 1986, as amended.

(l) “Company Authorized Persons” means Andrei Cherny, Rojeh Avanesian, Mike Shuckerow, Deepak Kumar, and Cecilia Saez.

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(m) “Company Benefit Plan” has the meaning set forth in Section 2.13(a).

(n) “Company Common Stock” means the shares of common stock, par value $0.000003 per share, of the Company.

(o) “Company Covered Person” means, with respect to the Company as an “issuer” for purposed of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(p) “Company Fundamental Representations” means the representations and warranties contained in Section 2.1 (Organization and Qualification), Section 2.4 (Due Authorization) and Section 2.5 (Valid Issuance of Shares).

(q) “Company IT Systems” means any and all IT Systems owned, leased, or licensed by any Group Company that are used (or held for use) in or in connection with the business of the Group Companies.

(r) “Company Material Adverse Effect” means any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences (collectively, “Events”): (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) is reasonably likely to prevent or materially delay the ability of the Company to consummate the Transactions or the de-SPAC Transactions; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, epidemic, pandemics (including COVID-19 or any COVID-19 Measures), tsunami, flood, mudslide, wild fire, other natural or man-made disasters, act of God or other force majeure event; (iii) changes attributable to the public announcement, pendency or consummation of the de-SPAC Transactions or the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic, political, regulatory or legal conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company and its Subsidiaries operate; (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided, that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (ix) any matter set forth on the Company Disclosure Schedule;

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(x) any Events to the extent actually known by Brian Laibow, Eric Johnson, Jonathan Kamel or Lisa Chang on or prior to the date hereof; (xi) any cyberattack on or involving the Company or any of its Subsidiaries; or (xii) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or the A&R Merger Agreement, other than as a result of compliance with the first sentence of Section 6.01 of the A&R Merger Agreement or (B) taken with the prior written consent of or at the prior written request of Parent or its Affiliate party to the A&R Merger Agreement; provided, however, that if an Event or effect related to clauses (iv) through (vii) disproportionately and adversely affects the Group Companies, taken as a whole, compared to other similarly situated competitors Persons operating in the same industry as the Group Companies, then such Events may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to the extent) that such Events have had a disproportionate and adverse impact on the Group Companies, taken as a whole, as compared to such other Persons.

(s) “Company Material Contract” has the meaning set forth in Section 2.21(a).

(t) “Company Options” means each option to purchase Company Common Stock granted, and that remains outstanding, under the Equity Incentive Plan.

(u) “Company Preferred Stock” has the meaning set forth in Section 2.3(a).

(v) “Company Real Property Leases” has the meaning set forth in Section 2.15(b).

(w) “Company Stock” means the shares of Company Common Stock and the shares of Company Preferred Stock.

(x) “Company Stockholder” means a holder of a share of Company Stock issued and outstanding immediately prior to the Closing.

(y) “Company Subsidiaries” has the meaning set forth in Section 2.2(a).

(z) “Company Warrants” means the warrants to purchase shares of Company Stock from the Company.

(aa) “Contracts” means any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

(bb) “Data Security Obligations” has the meaning set forth in Section 2.20(a).

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(cc) “Derivative Rights” means, with respect to any Equity Interests of any Person, any and all options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, profits interests, equity-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which such Person is a party or is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of or other equity (or phantom equity) interests in, or any security convertible or exercisable for or exchangeable into any capital stock or other Equity Interest in, such Person.

(dd) “Direct Claim” has the meaning set forth in Section 6.7.

(ee) “Disqualification Event” has the meaning set forth in Section 2.5(b).

(ff) “Environmental Laws” means any and all applicable Legal Requirements regulating, relating to or imposing liability or standards of conduct concerning protection of Hazardous Materials, pollution, protection of the environment, natural resources, endangered or threatened species, or human health and safety.

(gg) “Equity Incentive Plan” means the Company’s 2015 Equity Incentive Plan.

(hh) “Equity Interests” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including partnership or limited liability company interests in a partnership or limited liability company or any other interest or participation right that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person), and all Derivative Rights with respect to any of the foregoing.

(ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(jj) “ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

(kk) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(ll) “Existing Investor Rights Agreement” means the Fourth Amended and Restated Investors’ Rights Agreement of the Company, dated as of September 14, 2021.

(mm) “Existing Voting Rights Agreement” means the Fourth Amended and Restated Voting Rights Agreement of the Company, dated as of September 14, 2021.

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(nn) “Export Control Laws” means (a) the U.S. Export Administration Regulations and all other Laws adopted by Governmental Entities of the United States and other countries relating to import and export controls and (b) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and all anti-boycott Laws adopted by Governmental Entities of other countries relating to prohibition of unauthorized boycotts.

(oo) “Financial Statements” has the meaning set forth in Section 2.9(b).

(pp) “Financing” has the meaning set forth in Section 7.16.

(qq) “FINRA” means Financial Industry Regulatory Authority Inc.

(rr) “GAAP” means United States generally accepted accounting principles, consistently applied.

(ss) “Government Contracts” means any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, including all amendments, modifications and options thereunder or relating thereto between the Company or a Company Subsidiary, on the one hand, and: (a) any Governmental Entity; (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (c) any subcontractor at any tier performing work that is directly charged to any contract of a type described in clauses (a) or (b) above, on the other hand.

(tt) “Governmental Entity” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include the SEC), self-regulatory organization (which for the purposes of this Agreement shall include FINRA), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

(uu) “Group Companies” means the Company and all of its direct and indirect Subsidiaries.

(vv) “Group Companies’ Privacy Notices” has the meaning set forth in Section 2.20(a).

(ww) “Hazardous Materials” means any substance, material or waste that is listed, classified, defined, characterized designated or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material,” “contaminant,” “pollutant,” “hazardous waste,” “solid waste” or words of similar meaning or effect, or otherwise regulated under any Environmental Law, including any asbestos, asbestos-containing materials, lead or lead-based paint, polychlorinated biphenyls, chlorinated solvents, per- and polyfluoroalkyl substances, petroleum, petroleum byproducts, petroleum breakdown products, or radioactive materials.

(xx) “HSR Act” has the meaning set forth in Section 5.5(a).

(yy) “Insurance Policies” has the meaning set forth in Section 2.22.

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(zz) “Intellectual Property” means any and all rights, title, or interests in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents, patent applications and invention disclosures, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all registered and unregistered trademarks, business marks, service marks, certification marks, brand names, trade dress rights, slogans, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights, applications for registration of copyright, works of authorship, literary works, databases, Software, pictorial and graphic works, mask work rights, reversions and moral rights (collectively, “Copyrights”); (d) all internet domain names and social media usernames and accounts; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, the customer lists, business plans, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); and (f) all other intellectual property, intellectual property rights, proprietary information and proprietary rights.

(aaa) “Intended Income Tax Treatment” means, for U.S. federal income tax purposes (and for purposes of any applicable state or local tax Legal Requirements that follow the U.S. federal income tax treatment), the intention that (i) the Mergers (as defined in the A&R Merger Agreement) constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (and any comparable provision of state or local tax Legal Requirements) to which each of Parent and the Company are parties under Section 368(b) of the Code and (ii) Purchaser’s exchange of the Shares for Parent Series X Shares pursuant to the Mergers will be treated as a tax-free exchange pursuant to Section 354 of the Code.

(bbb) “Interim Financial Statements” has the meaning set forth in Section 2.9(b).

(ccc) “Investor Rights Agreements” means each of (a) the Investor Rights Agreement, dated as of the Closing Date, by among the Company and Purchaser, in the form of Exhibit D attached to this Agreement; and (b) the Investor Rights Agreement, dated as of the Closing Date, by and among Parent and Purchaser, in the form of Exhibit E attached to this Agreement.

(ddd) “IT Systems” means Software (including firmware and middleware), systems, hardware, networks, servers, computers, workstations, routers, hubs, switches, data communications lines, interfaces, platforms, databases, websites, and all other information technology equipment, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.

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(eee) “knowledge,” including the phrase “to the Company’s knowledge,” or “to Parent’s knowledge,” shall mean the actual knowledge after reasonable due inquiry as to a specified fact or event of: (i) with respect to the Company, the individuals listed on Schedule B of the Company Disclosure Schedule; and (ii) with respect to Parent, the individuals listed on Schedule B of the Parent Disclosure Schedule.

(fff) “Latham” has the meaning set forth in Section 7.16.

(ggg) “Law” means any statute, law, ordinance, rule, regulation or Order, in each case, of any Governmental Entity.

(hhh) “Leased Real Property” has the meaning set forth in Section 2.15(b).

(iii) “Legal Proceedings” means any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

(jjj) “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, or binding administrative policy or guidance, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(kkk) “Licensed Intellectual Property” means all Intellectual Property owned by a third Person and licensed to any of the Group Companies.

(lll) “Lien” means any mortgage, pledge, security interest, encumbrance, lien, option, right of first offer, right of first refusal, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

(mmm) “NYSE” has the meaning set forth in Section 3.8(a).

(nnn) “Order” means any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

(ooo) “Owned Intellectual Property” mean any and all Intellectual Property owned (or purported to be owned), in whole or in part, by any of the Group Companies.

(ppp) “Parent Authorized Persons” means Ahmed Fattouh, Sunil Kappagoda, Nicholaos Krenteras, Brandon Bentley and Minesh Patel.

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(qqq) “Parent Certificate of Designations” has the meaning set forth in Section 5.4.

(rrr) “Parent Class A Stock” has the meaning set forth in Section 3.3(a).

(sss) “Parent Class B Stock” has the meaning set forth in Section 3.3(a).

(ttt) “Parent Common Stock” has the meaning set forth in Section 3.3(a).

(uuu) “Parent Covered Person” means, with respect to Parent as an “issuer” for purposed of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(vvv) “Parent Fundamental Representations” means the representations and warranties contained in Section 3.1 (Organization and Qualification), Section 3.4 (Valid Issuance of Parent Series X Shares) and Section 3.5 (Due Authorization).

(www) “Parent Material Adverse Effect” means any change, event, circumstance, fact or occurrence, that, individually or when aggregated with other changes, events, or occurrences: (a) has had or would be reasonably likely to have a materially adverse effect on the business, assets, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; or (b) is reasonably likely to prevent or delay the ability of Parent and its Subsidiaries to consummate the de-SPAC Transactions or the transactions contemplated by this Agreement or the other Transaction Agreement; provided, however, that no change, event, circumstance, fact or occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect pursuant to clauses (a) or (b) has occurred or would be reasonably likely to occur: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

(xxx) “Parent Organizational Documents” means (i) the Amended and Restated Certificate of Incorporation of Parent, dated as of March 4, 2021 (ii) the Bylaws of Parent, (iii) the Amended and Restated Warrant Agreement, dated as of July 23, 2021, by and between Parent and Continental Stock Transfer & Trust Company, (iv) the Investment Management Trust Agreement, effective as of March 4, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York limited purpose trust company for the benefit of its public stockholders, and (v) any other similar organizational documents of Parent, as each may be amended, modified or supplemented.

(yyy) “Parent Preferred Stock” has the meaning set forth in Section 3.3(a).

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(zzz) “Parent SEC Reports” has the meaning set forth in Section 3.8(a).

(aaaa) “Parent Series X Shares” means shares of Series X Preferred Stock of Parent.

(bbbb) “Parent Shares” has the meaning set forth in Section 3.3(a).

(cccc) “Parent Warrants” has the meaning set forth in Section 3.3(a).

(dddd) “PCAOB Audited Financial Statements” has the meaning set forth in Section 2.9(a).

(eeee) “Permitted Liens” means: (a) Liens for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to real property that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of the affected real property by any of the Group Companies; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) that are not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (d) in the case of real property, zoning, building code, or other planning restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, materially detract from the value of, or interfere in any material respect with the present use of or occupancy of the affected real property by any of the Group Companies; (e) in the case of Intellectual Property, non-exclusive licenses of Owned Intellectual Property granted by any Group Company to customers in the ordinary course of business consistent with past practice; and (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record and arising in the ordinary course and not incurred in connection with the borrowing of money that do not, individually or in the aggregate, materially detract from the value of, or materially interfere with the present use of, the assets of the Group Companies, taken as a whole; (g) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable; (h) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security; (i) reversionary rights in favor of landlords under any Company Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries; and (j) Liens that do not, individually or in the aggregate, result in a Company Material Adverse Effect.

(ffff) “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(gggg) “Personal Information” means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirements all information that identifies, could be used to identify or is otherwise associated with an individual person.

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(hhhh) “PIPE Subscription Agreements” mean the subscription agreements among Parent, the Company and the purchasers named therein dated as of August 18, 2021.

(iiii) “Privacy Laws” means any and all Applicable Legal Requirements relating to the privacy, receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border) of Personal Information and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information.

(jjjj) “Private Placement Warrants” has the meaning set forth in Section 3.3(a).

(kkkk) “Public Warrants” has the meaning set forth in Section 3.3(a).

(llll) “Purchaser Fundamental Representations” means the representations and warranties contained in Section 4.1 (Due Authorization).

(mmmm) “Registration Rights Agreement” means that certain Registration Rights Agreement, by and among Parent and certain holders of shares of Company Common Stock, to be entered into concurrently with the consummation of the de-SPAC Transactions in the form attached to the A&R Merger Agreement.

(nnnn) “Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Parent under the Securities Act with respect to the de-SPAC Transactions.

(oooo) “Released Claims” has the meaning set forth in Section 7.18(a).

(pppp) “Remedies Exception” has the meaning set forth in Section 2.4.

(qqqq) “Representatives” means, with respect to a specified Person, the investors, officers, directors, managers, employees, agents, advisors, counsel, accountants, investment bankers and other representatives of such Person.

(rrrr) “Sanctions Laws” means any Law related to economic sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union or any of its Member States, the United Nations, or Her Majesty’s Treasury of the United Kingdom.

(ssss) “SEC” means the United States Securities and Exchange Commission.

(tttt) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

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(uuuu) “Senior Secured Notes” shall mean, collectively, (a) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated December 15, 2021, as amended, issued by the Company in favor of Inherent Aspiration, LLC, as holder, and Inherent Group, LP, as collateral agent (“Senior Notes Collateral Agent”), in the original principal amount equal to $97,000,000 (the “Inherent Note”), (b) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated December 15, 2021, issued by the Company in favor of AGO Special Situations LP, as holder, and Senior Notes Collateral Agent, as collateral agent, in the original principal amount equal to $4,504,700, (c) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated December 15, 2021, issued by the Company in favor of Mark Villanueva, as holder, and Senior Notes Collateral Agent, as collateral agent, in the original principal amount equal to $81,900, (d) the Second Amended and Restated Senior Secured Promissory Note and Guaranty, dated December 15, 2021, issued by the Company in favor of Zion Consulting and Advisory LLC, as holder, and Senior Notes Collateral Agent, as collateral agent, in the original principal amount equal to $327,600, and (e) any other Senior Secured Notes entered into after the date hereof, or in replacement, substitution, exchange or extension of a Senior Secured Note referenced in clauses (a) through (d) above, in each case, together with all renewals, extensions and modifications, and as amended, restated, supplemented or otherwise modified from time to time. For the avoidance of doubt, the Third Amended and Restated Note (as defined in the Inherent Note), or any amendment, allonge, supplement or other modification to effect the same, if issued pursuant to Section 8(e) of the Inherent Note, shall be included within the definition of Senior Secured Notes.

(vvvv) “Series X Damages” has the meaning set forth in Section 6.5(b).

(wwww) “Series X Period” has the meaning set forth in Section 5.6(a).

(xxxx) “Software” means any and all (a) computer programs, including any and all algorithms, models and methodologies, whether in source code, object code, human readable form or other form, including compilers, middleware, tools, firmware, operating systems, specifications, platforms, algorithms, interfaces, APIs, architecture, modules, test specifications, scripts, executables, libraries, and other components thereof; (b) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (c) all versions, updates, releases, patches, corrections, enhancements and modifications thereto and all documentation including developer notes, instructions, comments, annotations, user manuals and other training documentation relating to any of the foregoing.

(yyyy) “SPAC IPO” has the meaning set forth in Section 7.18(a).

(zzzz) “Subordination Agreement” means the Subordination Agreement, dated as of the Closing Date, in the form of Exhibit I to this Agreement. by and among the Company, the Junior Creditors, the Senior Debt Obligors, and Inherent Group, LP, as collateral agent for the benefit of itself and the Senior Noteholders (as such terms are defined therein).

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(aaaaa) “Subscription Agreement” means the subscription agreement entered into by and between Parent and Purchaser, dated as of the Closing Date, in the form of Exhibit F attached to this Agreement.

(bbbbb) “Subsequent PIPE Investment” means the purchase of shares of Parent Common Stock pursuant to the Subsequent Subscription Agreements.

(ccccc) “Subsequent Subscription Agreement” means a subscription agreement, if any, executed after the date hereof and on or prior to the consummation of the de-SPAC Transactions pursuant to which the Subsequent PIPE Investment will be consummated.

(ddddd) “Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

(eeeee) “Tax” or “Taxes” mean any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, alternative minimum, capital gains, windfall profits, premium, occupation, value added, ad valorem, transfer, franchise, capital stock, withholding, payroll, recapture, net worth, employment, workers compensation, unemployment, disability, severance, social security, escheat, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, in the nature of a tax and imposed by a Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), together with all deficiency assessments, interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and shall include any liability for such amounts as a result of being a transferee or successor or member of a combined, consolidated, unitary or affiliated group.

(fffff) “Tax Returns” means any federal, state, local or foreign return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any election, declaration, disclosure, schedule, estimate or attachment thereto and any amendment thereof.

(ggggg) “Top Vendors” has the meaning set forth in Section 2.25(a).

(hhhhh) “Transaction Expenses” has the meaning set forth in Section 7.8.

(iiiii) “WARN” has the meaning set forth in Section 2.14(d).

(jjjjj) “Warrant” has the meaning set forth in Section 5.2(a).

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(kkkkk) “Warrant Accounting Issue” means the fact that, pursuant to applicable Laws or requirements of the SEC in effect or announced as of the date of the Merger Agreement, Parent may have improperly accounted for its outstanding warrants as equity instruments and may be required to restate its previously filed financial statements to reflect the classification of its outstanding warrants as liabilities for accounting purposes (together with any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures)) arising from the treatment of such warrants of Parent as equity rather than liabilities.

2. Representations and Warranties of the Company. Except as set forth on the Company Disclosure Schedule attached as Exhibit J to this Agreement, the Company hereby represents and warrants to Purchaser that the following representations are true and complete as of the Closing Date:

2.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as “Charter Documents”) of the Company, as amended and currently in effect, have been made available to Purchaser or its Representatives.

2.2 Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 2.2 of the Company Disclosure Schedule (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Purchaser or its Representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect.

(b) Each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

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2.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 99,806,397 shares of Company Common Stock, of which 19,783,290 shares are issued and outstanding; and (ii) 71,759,684 shares of preferred stock (the “Company Preferred Stock”), of which 9,562,500 shares of Company Series A Preferred Stock, 5,248,998 shares of Company Series B-1 Preferred Stock, 123,034 shares of Company Series B-2 Preferred Stock, 1,365,217 shares of Company Series B-3 Preferred Stock, 1,956,032 shares of Company Series B-4 Preferred Stock, 79,381 shares of Company Series B-5 Preferred Stock, 8,109,213 shares of Company Series C-1 Preferred Stock, 4,433,476 shares of Company Series C-2 Preferred Stock, 2,524,542 shares of Company Series C-3 Preferred Stock, 1,894,818 shares of Company Series C-4 Preferred Stock, zero shares of Series X Preferred Stock, and 7,500,000 shares of Company Series Seed Preferred Stock are issued and outstanding. There are 14,070,475 shares of Company Common Stock reserved for issuance under the Equity Incentive Plan. The Company Warrants to purchase 5,380,987 shares of Company Common Stock, 255,239 shares of Company Series B-1 Preferred Stock and 142,159 shares of Company Series C-1 Preferred Stock are issued and outstanding. No other shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Common Stock and Company Preferred Stock has been issued in compliance in all material respects with: (A) Applicable Legal Requirements and (B) the Company’s Charter Documents. Section 2.3(a) of the Company Disclosure Schedule contains a true and correct list of (x) all Company Common Stock and Company Preferred Stock owned by each Company Stockholder, and the respective class(es) thereof, and (y) each Company Option outstanding, the holder thereof, the number of shares of Company Common Stock or Company Preferred Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof.

(b) Other than the Company Options, Company Warrants and Senior Secured Notes, (i) there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company and (ii) the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock or Company Preferred Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock or Company Preferred Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock or Company Preferred Stock.

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(c) The outstanding shares of capital stock (or other Equity Interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and non-assessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries owns of record and beneficially all the issued and outstanding shares of capital stock (or other Equity Interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Section 2.3(c) of the Company Disclosure Schedule; (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other Equity Interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other Equity Interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other Equity Interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other Equity Interests). Except for the Equity Interests of the Company Subsidiaries set forth on Section 2.2(a) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(d) Each Company Option (i) was granted in all material respects in compliance with (A) all Applicable Legal Requirements and (B) all of the terms and conditions of the Equity Incentive Plan pursuant to which it was issued; and (ii) has a grant effective date identical to or later than the date on which the Board of Directors or compensation committee of the Company actually awarded such Company Option.

(e) Except as provided for in this Agreement, as a result of the consummation of the Transactions or the de-SPAC Transactions, other than issuances required under the terms of a Company Benefit Plan as in effect on the date hereof, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

2.4 Due Authorization. The Company has all requisite corporate or similar power and authority to: (a) execute, deliver and perform this Agreement, the other Transaction Agreements to which it is a party and the A&R Merger Agreement and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to such agreements; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, in each case, subject to the consents, approvals, authorizations and other requirements described in Section 2.6. The execution and delivery by the Company of this Agreement, the other Transaction Agreements to which it is a party, the A&R Merger Agreement and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action, including approval by the Board of Directors, and no other corporate proceeding on the part of the Company

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is necessary to authorize this Agreement, the other Transaction Agreements or the A&R Merger Agreement. This Agreement, the other Transaction Agreements to which it is a party and the A&R Merger Agreement have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent and Purchaser) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

2.5 Valid Issuance of Shares.

(a) The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and Liens or encumbrances created by or imposed by Purchaser. Assuming the accuracy of the representations of Purchaser in Section 4 of this Agreement and subject to the filings described in Section 2.6, the Shares will be issued in compliance with all applicable federal and state securities laws. At the Closing, the Company will have reserved from its duly authorized capital stock a number of shares of common stock authorized under its Certificate of Incorporation that account for the shares of Common Stock to be reserved for issuance or issuable upon exercise of the Warrant to be issued to Purchaser following the termination of the A&R Merger Agreement in accordance with its terms, as if such Warrant were issued as of the Closing. Upon the issuance of Common Stock following an exercise of the Warrant in accordance with the Warrant, such Common Stock, when issued, will be validly issued, fully paid and nonassessable and free and clear of all liens, with the holders thereof being entitled to all rights accorded to a holder of Common Stock.

(b) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.

2.6 No Conflict; Governmental Consents and Filings.

(a) Except as set forth on Section 2.6(a) of the Company Disclosure Schedule, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 2.6(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transaction), the other Transaction Agreements to which the Company is a party and the A&R Merger Agreement by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, or require a consent under any Company Material Contract or Approval, or terminate or result in the termination of any Company Material Contract, or result in the creation of any Lien under any Company Material Contract upon any of the properties or assets of any of the Group Companies,

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or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) and (iv) would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or any other Person is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions, except for: (i) compliance with any applicable requirements of the securities laws, (ii) any consents, notices, approvals, authorizations, designations, declarations or filings that have previously been obtained or made or the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, and (iii) the filing of the Certificate of Designations, which will have been filed as of the Closing.

2.7 Legal Compliance; Approvals.

(a) Each of the Group Companies has during the past three years complied with, and is not currently in violation of, any Applicable Legal Requirements to which such Group Company is subject with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, no written, or to the Company’s knowledge, oral notice of non-compliance with any Applicable Legal Requirements to which a Group Company is subject has been received during the past three years by any of the Group Companies.

(b) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Section 2.7(b) of the Company Disclosure Schedule sets forth (i) all material Approvals of each Group Company and (ii) all pending material Approvals of each Group Company. The operations of the Group Companies are and have during the last three years been conducted in compliance with all Approvals, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, all material Approvals are in full force and effect, and no Group Company has received any written, or to the Company’s knowledge, oral notice from a Governmental Entity during the past three years regarding: (i) any violation of or failure to comply with any term or requirement of any Approval or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Approval.

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2.8 Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Entity, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Entity that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

2.9 Financial Statements.

(a) Set forth on Section 2.9(a) of the Company Disclosure Schedule are true and complete copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2020 and December 31, 2019, and the related audited consolidated statements of operations, cash flows and stockholders’ equity for the years ended December 31, 2020 and December 31, 2019 (the “PCAOB Audited Financial Statements”).

(b) Set forth on Section 2.9(b) of the Company Disclosure Schedule are true and complete copies of the unaudited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity, and cash flows of the Company and its Subsidiaries as of and for the nine-month period ended September 30, 2021 (the “Interim Financial Statements”). The PCAOB Audited Financial Statements and the Interim Financial Statements (collectively, the “Financial Statements”) (i) present fairly, in all material respects, the consolidated financial position and results of operations of the Company and its Subsidiaries as of the dates and for the periods indicated in such financial statements (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes); (ii) were prepared in conformity with GAAP; (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes); and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) During the past three years, neither the Company (including, to the Company’s knowledge, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company; (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company; or (iii) any claim or allegation regarding any of the foregoing. None of the Group Companies is a party to, or has any commitment to become a party to, any off balance sheet arrangement, including any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S K promulgated by the SEC).

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2.10 No Undisclosed Liabilities. The Group Companies do not have any liabilities that would be required to be set forth on a balance sheet prepared in accordance with GAAP, except for liabilities: (a) provided for in, or otherwise reflected or adequately reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent audited balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Group Companies and which are not material to the Group Companies, taken as a whole; (c) incurred in connection with the transactions contemplated by this Agreement or the A&R Merger Agreement or de-SPAC Transactions; or (d) that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

2.11 Absence of Certain Changes or Events. Since December 31, 2020, no Company Material Adverse Effect has occurred that is continuing.

2.12 Litigation. Except as set forth on Section 2.12 of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (a) there currently are no pending or, to the Company’s knowledge, threatened in writing, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) to the Company’s knowledge, there are no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies with regard to their actions as such; (c) there currently are no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (d) there currently are no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any of the Group Companies; and (e) there are no Orders imposed or, to the Company’s knowledge, threatened in writing, to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such.

2.13 Company Benefit Plans.

(a) Section 2.13(a) of the Company Disclosure Schedule sets forth a complete list of each material Company Benefit Plan (separately identifying the Company Benefit Plans for each applicable jurisdiction), including all employment Contracts, offer letters or contractor agreement unless (i) any such arrangement is in a form substantially similar to a form of employment Contract or offer letter identified on Section 2.13(a) of the Company Disclosure Schedule or (ii) solely with respect to contractor agreements, such agreement is (A) terminable with less than 15 days’ notice or (B) requires the payment of fees by the Company of less than $10,000 per month. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, any employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, sick, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, and any other agreement, arrangement, plan, Contract, policy or program providing compensation or other benefits to any current or former director, officer, employee or other service provider, whether or not in writing, which is maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries or under which the Company or any of the Company Subsidiaries has any obligation or liability (contingent or otherwise); provided, that no “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA shall be a Company Benefit Plan hereunder.

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(b) With respect to each Company Benefit Plan, the Company has made available to Purchaser or its Representatives copies of: (i) such Company Benefit Plan, or the applicable form listed on Section 2.13(a) of the Company Disclosure Schedule, and any trust agreement relating to such plan; (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required; (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable); (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; (v) the most recently prepared actuarial report for such Company Benefit Plan, if applicable; and (vi) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan during the past three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole: (i) each Company Benefit Plan has been administered in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code; (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made; and (iii) no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d) Neither the Company, the Company Subsidiaries, nor any of their respective ERISA Affiliates has, within the past six years, sponsored, been obligated to contribute to, or has any reasonable expectation of current or contingent liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA); (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to the Company Benefit Plans or their administrators or fiduciaries: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Company’s knowledge, threatened; and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

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(f) None of the Company Benefit Plans provides for, and the none of the Group Companies has any liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions and the de-SPAC Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or the Company Subsidiaries under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of the Company or the Company Subsidiaries under any Company Benefit Plan; or (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries under any Company Benefit Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transaction nor the de-SPAC Transactions shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(i) No Group Company member maintains an obligation to gross-up or reimburse any current or former employee, individual consultant or director for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects and (ii) each Company Option has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code.

(k) Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liabilities to Parent, the Company or any of the Company Subsidiaries other than ordinary administration expenses typically incurred in a termination event and/or payments or benefits provided pursuant to the terms of such Company Benefit Plan as in effect on the date hereof.

2.14 Labor Relations.

(a) No Group Company is a party to, bound by, negotiating or required to negotiate any collective bargaining agreement or other agreement with a labor union or other labor organization. No employees of any Group Company are represented by any labor union or other labor organization. To the Company’s knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

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(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, there are no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member pending, or, to the Company’s knowledge, threatened against or involving the Company involving any employee, and since January 1, 2018, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) against any Group Company member. To the Company’s knowledge, there are no activities or proceedings of any labor union or other labor organization to organize any employees of any Group Company member and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization.

(c) Except as otherwise listed on Section 2.14(c) of the Company Disclosure Schedule, there are no material complaints, charges or claims against the Company pending or, to Company’s knowledge, threatened, and for the past three years, there have been no material complaints, charges or claims against any Group Company member, before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by the Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, the Company is, and for the past three years, has been, in compliance with all Applicable Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Legal Requirement (collectively, “WARN”), collective bargaining, occupational health and safety, workers’ compensation, and immigration. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the six months prior to the date of this Agreement and no such events are reasonably expected to occur prior to Closing.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, during the past three years, there have been no employment discrimination or employment or sexual harassment or sexual misconduct allegations raised, brought, threatened, or settled relating to any current or former appointed officer or director or employee at the level of vice president or above of the Company or any of the Company Subsidiaries involving or relating to his or her services provided to the Company or any of the Company Subsidiaries. During the past three years, the Company has not entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former appointed officer or director or employee at the level of vice president or above.

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(f) The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require any Group Company member to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

(g) To the Company’s knowledge, no officer or key employee of the Company intends to resign or retire as a result of the transactions contemplated by this Agreement.

2.15 Real Property; Tangible Property.

(a) No member of the Group Companies owns, or has ever owned, any real property.

(b) Section 2.15(b) of the Company Disclosure Schedule lists, all material real property leased, subleased or otherwise occupied, by the Group Companies (the “Leased Real Property”), including the address of such Leased Real Property and all leases, subleases, licenses, occupancy agreements and other similar documents related to the Group Companies’ use or occupancy of any Leased Real Property, including all amendments and modifications thereto and guarantees thereof (collectively, the “Company Real Property Leases”). The Company or one of the Company Subsidiaries has a good and valid leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property free and clear of any and all Liens (other than Permitted Liens). The Company Real Property Leases are (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Company’s knowledge, represent the valid and binding obligations of the other parties thereto. The Company has made available to Purchaser true, correct and complete copies of all material Company Real Property Leases. None of the Group Companies nor, to the Company’s knowledge, any other party thereto, is in breach or default under, and no event has occurred which, with notice or the lapse of time or both, would become a breach or default under, any Company Real Property Lease, and no party to any Company Real Property Lease has given any written or, to the Company’s knowledge, oral, claim or notice of any such breach, default or event which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies, taken as a whole. No party to any Company Real Property Lease has exercised any termination rights with respect thereto. No Leased Real Property, or any portion thereof, is currently sublet or sublicensed by any Group Company to a third party. No condemnation proceeding is pending or, to the Company’s knowledge, threatened with respect to any Leased Real Property which, individually or in the aggregate, would reasonably be expected to be material to the Group Companies, taken as a whole.

(c) The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets reflected on the books and records of the Company or personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the Intellectual Property rights and

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contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

2.16 Taxes.

(a) All material Tax Returns required to be filed by or on behalf of the Group Companies have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects and accurately reflect all material liability for Taxes of (and with respect to) the Group Companies. None of the Group Companies is currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b) All material Taxes and material Tax liabilities due and payable by the Group Companies have been timely paid in full. All such Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Group Companies in accordance with GAAP.

(c) The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been timely withheld and (to the extent required to have been so paid over) paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company, which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Company’s knowledge, no such audit is pending or contemplated).

(e) There are no Liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) There are no Tax indemnification, allocation, sharing, or similar agreements or arrangements under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

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(g) None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code in the past two years.

(h) None of the Group Companies has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) No Group Company: (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign tax Legal Requirements) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal state, local, or foreign income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j) No Group Company has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension is still in effect, and no written request for any such waiver or extension is currently pending. No Group Company is presently contesting any material Tax liability before any Governmental Entity.

(k) No Group Company has a permanent establishment in any country other than the country of its organization, or is subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign tax Legal Requirements); (iii) other than in the ordinary course of business, a prepaid amount received or deferred revenue recognized prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local tax Legal Requirements) that existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign tax Legal Requirements entered into prior to the Closing; or (vi) any inclusion under Section 951(a) or Section 951A of the Code attributable to (A) “subpart F income,” within the meaning of Section 952 of the Code, (B) direct or indirect holding of “United States property,” within the meaning of Section 956 of the Code, (C) “global intangible low-taxed income,” as defined in Section 951A of the Code, in each case, determined as if the relevant taxable years ended on the Closing Date. No Group Company is required to make any material payments of Tax after the Closing as a result of an election under Section 965(h) of the Code made prior to the Closing.

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(m) The Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) Subject to exceptions as would not be material, no claim has been made in writing (nor to the Company’s knowledge is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o) The Company has not knowingly taken any action (nor knowingly permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent the Mergers (as defined in the A&R Merger Agreement), taken together, from qualifying for the Intended Income Tax Treatment.

(p) The Group Companies are in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.

2.17 Environmental Matters.

(a) Each of the Group Companies, and each property or facility at any time owned, leased, or operated by any of the Group Companies, is, and for the past three years has been, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies, taken as a whole.

(b) Each of the Group Companies has obtained, holds, is, and for the past three years has been, in compliance with all permits required under Environmental Laws for each of the Group Companies to own or operate their assets and to conduct their respective businesses, except where the absence of, or failure to be in compliance with, any such permit would not reasonably be expected to be material to the Group Companies, taken as a whole.

(c) Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, there are no written claims or notices of violations pending or, to the Company’s knowledge, threatened in writing against any of the Group Companies or any property or facility owned, leased, or operated by any of the Group Companies alleging material violations of or liability under any Environmental Law, and, to the Company’s knowledge there are no facts or circumstances which could reasonably be expected to form the basis of a Legal Proceeding under any Environmental Law.

(d) None of the Group Companies nor, to the Company’s knowledge, any other Person has disposed of or released any Hazardous Material at, on or under any facility currently or formerly owned, leased or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material liability of the Group Companies under any Environmental Law.

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(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies has agreed to indemnify any Person or assumed by Contract or Legal Requirement the defense or liability of any third party arising under Environmental Law.

(f) Each of the Group Companies’ statements and commitments made or disclosed to the SEC or other Governmental Entities, on websites, in any contractual agreements or in advertising or marketing materials concerning specific environmental or social commitments or programs of the respective Group Companies are (i) accurate in all material respects and (ii) in compliance in all material respects with all Legal Requirements of the SEC, the U.S. Federal Trade Commission, and other Governmental Entities (including all applicable Legal Requirements relating to securities, advertising or marketing) and all Environmental Laws.

(g) The Group Companies have made available to Purchaser copies of (i) all material written environmental reports, audits, assessments, inspections, liability analyses, memoranda and studies in the possession of the Group Companies with respect to Environmental Law, and (ii) any written communication or notices received from or sent to any Governmental Entity or other Person concerning any material non-compliance of, or liability under, Environmental Law relating to any of the Group Companies.

2.18 Brokers; Third Party Expenses. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Purchaser or any of the Group Companies would be liable in connection with the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

2.19 Intellectual Property.

(a) Section 2.19(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, of each registered Patent and Patent application, registered Trademark and application for Trademark registration, registered Copyright, and internet domain name (collectively, “Registered IP”), and material unregistered Trademarks used as the names of Company products or services, in each case, in which any of the Group Companies has an ownership interest or an exclusive license or similar exclusive right in any field or territory (in each case setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner).

(b) The Company or one of the Company Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) owns, or has the right to use pursuant to a valid license, sublicense, or other written agreement all other Intellectual Property and IT Systems used in or necessary for the conduct and operation of the business of the Group Companies, as presently conducted and as proposed to be conducted immediately following the Closing (solely with respect to patents owned by third parties referenced in clause (ii) above, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole) and none of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of this Agreement or any Transaction Agreement or the consummation of the transactions contemplated hereby or thereby or the de-SPAC Transactions.

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(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, the Group Companies, the conduct and operation of the business of the Group Companies as presently conducted (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies), and the use of the Owned Intellectual Property has not in the last six years from the date hereof infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, and are not infringing, misappropriating (or constitute or result from the misappropriation of) or otherwise violating any Intellectual Property rights of any Person. There are no Legal Proceedings pending (or to the Company’s knowledge, threatened) and none of the Group Companies has received from any Person in the past six years any written (or to the Company’s knowledge, oral) notice, charge, complaint, claim or other assertion (A) of any infringement, misappropriation or other violation of any Intellectual Property right of any Person or (B) contesting the use, ownership, validity, or enforceability of any of the Owned Intellectual Property. To the Company’s knowledge, no third Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Owned Intellectual Property, and no such claims have been made in writing against any Person by any of the Group Companies in the past six years. None of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that restricts the use, transfer, or registration of, or adversely affects the validity or enforceability of, any Owned Intellectual Property.

(d) No past or present director, officer or employee of any of the Group Companies owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each of the past or present employees, consultants, and independent contractors of the Group Companies who were or are either (i) privy to any material Trade Secrets of any Group Company or (ii) engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a valid written agreement pursuant to which such Person has, respectively, (x) agreed to hold all confidential information of such Group Company in confidence both during and after such Person’s employment or retention, as applicable; and (y) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby (or all such rights, title, and interest vested in a Group Company by operation of law). To the Company’s knowledge, there is no breach by any such Person with respect to any material Intellectual Property under any such agreement.

(e) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all Trade Secrets constituting Owned Intellectual Property (including all source code for any Software constituting Owned Intellectual Property) and all Trade Secrets of any Person to whom any Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that constitutes Owned Intellectual Property and is material to the business of the Group Companies has been authorized to be disclosed, or, to the Company’s knowledge, has been disclosed to any other Person, other than as subject to a written agreement that contains customary restrictions regarding the disclosure and use of such Trade Secret.

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(f) No open source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any Software constituting Owned Intellectual Property, in each case, in a manner that requires or obligates any Group Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code constituting Owned Intellectual Property; (ii) license any Software constituting Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any Software constituting Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents (collectively, “Copyleft Terms”), in each case, except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, or would not have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company is in compliance with the terms and conditions of all relevant licenses for open source Software used in the business of the Group Companies (including any Software constituting Owned Intellectual Property).

(g) No government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by any Group Company in the development of any Owned Intellectual Property. No Governmental Entity has any: (i) ownership interest or exclusive license in or to any material Owned Intellectual Property; (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any Software except as set forth in Section 2.18(g)(ii) of the Company Disclosure Schedule; or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, the Company or one of the Company Subsidiaries owns or has a valid right to access and use all Company IT Systems. The Company IT Systems are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted. To the Company’s knowledge, neither the Company IT Systems nor any Software that constitutes Owned Intellectual Property contains any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or defects that (i) materially disrupt or materially adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (ii) enable or assist any Person to access without authorization any Company IT Systems. To the Company’s knowledge, during the past three years, there has been no material unauthorized access to or material breach or violation of any Company IT Systems. In the last three years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such Company IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or material interruption in or to the conduct and operation of the business of the Group Companies.

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(i) Except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole, neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions or the de-SPAC Transactions will result in the: (i) loss or impairment of, or any Lien (other than any Permitted Lien) on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property.

2.20 Privacy.

(a) The Group Companies, and any Person acting for or on the Group Companies’ behalf, have at all times during the past three years complied, as applicable to the Group Companies, with: (i) all applicable Privacy Laws; (ii) all of the Group Companies’ written policies regarding Personal Information (“Group Companies’ Privacy Notices”); and (iii) the Group Companies’ obligations regarding Personal Information and information technology security under any Contracts (clauses (i)-(iii) above, collectively, “Data Security Obligations”). None of the Group Companies has in the three years prior to the date of this Agreement received any notice of any claims, investigations, inquiries or alleged violations of any Data Security Obligation or been charged with the violation of any Privacy Laws. None of the Group Companies has notified in writing, or been required by Applicable Legal Requirements or Contract to notify in writing, any person or entity of any personal data or information security-related incident. None of the Group Companies’ Privacy Notices have contained any material omissions or been misleading or deceptive.

(b) Each of the Group Companies has during the past three years: (i) implemented and maintained, in all material respects reasonable security regarding the confidentiality, integrity and availability of their IT Systems and the data thereon against loss, theft, misuse or unauthorized access, use, modification or disclosure; and (ii) required all third-party service providers, outsourcers, processors or other third parties to comply with applicable Privacy Laws in all material respects. To the Company’s knowledge, any third party who has provided Personal Information to such Group Company during the past five years has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) During the past three years, there have been no material breaches, security incidents, or material misuse of any Personal Information in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies and none of the Group Companies have experienced any information security incident that has compromised the integrity or availability of their IT Systems. During the past three years, the Group Companies have implemented reasonable disaster recovery and business continuity plans designed to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any issues identified.

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2.21 Agreements, Contracts and Commitments.

(a) Section 2.21(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Company Material Contract that is in effect. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each Company Real Property Lease and each of the following Contracts (other than any Company Benefit Plan) described in clauses (i) through (x) below to which any of the Group Companies is a party, by which any Group Company is bound, under which any Group Company has any obligation or under which any Group Company has any right or interest:

(i) Each Contract with any of the Top Vendors;

(ii) Each Contract (other than purchase orders or similar contracts with suppliers or customers entered into in the ordinary course of business) that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $500,000;

(iii) Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by any of the Group Companies from a third party, in each case, having an outstanding principal amount in excess of $500,000, excluding guarantees of performance under Government Contracts entered into in the ordinary course of business;

(iv) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies, in each case, whether by merger, purchase or sale of stock or assets or otherwise occurring in the last three years, other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or (B) between the Company and its Subsidiaries;

(v) Each collective bargaining (or similar) agreement or Contract with any labor union or other body representing employees of the Company or any of the Company’s Subsidiaries;

(vi) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary or consulting fee payments in excess of $250,000, excluding any such employment, consulting, or management Contract that is terminable by the Company or the applicable Company Subsidiary at will;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $500,000;

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

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(ix) Each Contract (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Government Contracts) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers, directors and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(x) Each Contract with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions or the de-SPAC Transactions;

(xi) Each Contract, other than customary non-disclosure agreements, that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business; (B) operate in any geographic area; or (C) solicit customers;

(xii) Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any asset of the Group Companies; or (B) providing for any exclusive right to sell or distribute any material product or service of any of the Group Companies;

(xiii) Each Contract (including any license agreement, coexistence agreement and agreement with a covenant not to sue) pursuant to which any of the Group Companies either (1) grants to a third Person a license, immunity, or other right in or to any material Owned Intellectual Property or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Systems material to the business of any Group Company; provided, however, that none of the following shall be required to be set forth on Section 2.21(a)(xiii) of the Company Disclosure Schedule but shall constitute Company Material Contracts if they otherwise qualify: (x) non-exclusive licenses of Owned Intellectual Property granted to customers in the ordinary course of business; (y) licenses of open source Software; and (z) click-wrap, shrink-wrap and off-the-shelf Software licenses, and software-as-service or similar cloud service agreements, in each case that are for uncustomized Software or services and available on standard terms to the public generally with license, maintenance, support and other fees less than $500,000 per year; and

(xiv) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiii) of this Section 2.21(a).

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception and (ii) represent the legal, valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Company’s knowledge, represent the legal, valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Purchaser. None

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of the Group Companies nor, to the Company’s knowledge, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Company’s knowledge, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

(c) Other than the Affiliate Agreements listed in Section 2.21 of the Company Disclosure Schedule, there are no other transactions pending or contemplated between any of the Group Companies and any of their current or former shareholders and Affiliates related to the business, ownership or operations of the Company.

2.22 Insurance. Section 2.22 of the Company Disclosure Schedule contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies (collectively, the “Insurance Policies”), which policies are in full force and effect. None of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date hereof have been paid. There is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice). True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Purchaser or their Representatives. The Insurance Policies satisfy all insurance-related requirements necessary for the Group Companies to maintain in good standing all Approvals.

2.23 Related Party Transactions. No stockholder, officer or director of the Group Companies or to the Company’s knowledge, any immediate family member thereof (a) is presently a party or has a direct or indirect interest in any Person (excluding any holdings of publicly traded securities) party to any Contract with any Group Company (excluding Contracts related to (i) employee compensation and other ordinary incidents of employment (including participation in Company Benefit Plans) and (ii) equity ownership); (b) owns any direct or indirect interest in any material assets of the Group Companies; or (c) has any cause of action or other claim against, or owes any amounts to, the Group Companies except for claims of employees in the ordinary course of business, including for bona-fide employment-related compensation, expense reimbursements, or accrued vacation pay or for accrued benefits under a Company Benefit Plan.

2.24 Anti-Corruption; Sanctions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of Group Companies, or, to the Company’s knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of any of the Group Companies, is or has been, since December 31, 2018, (i) a Person named on any Sanctions Laws-related or Export Control Laws-related list of designated Persons; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions Laws; (iii) an entity owned, directly

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or indirectly, individually or in the aggregate, 50% or more by one or more Persons described in clauses (i) or (ii); (iv) transacting business with or on behalf of any Person described in clauses (i)-(iii) or any country or territory described in clause (ii) in violation of Sanctions Laws; or (v) otherwise in violation of Sanctions Laws or Export Control Laws.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies, or, to the Company’s knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of the Group Companies has, since December 31, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clauses (i) or (ii), in violation of the Anti-Corruption Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, none of the Group Companies, or, to the Company’s knowledge, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of the Group Companies has, since December 31, 2018, (i) made, offered, promised, paid or received any bribes, kickbacks or other similar improper payments to or from any Person or (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, in each case of clauses (i) or (ii), in violation of the Anti-Corruption Laws.

2.25 Vendors.

(a) Section 2.25(a) of the Company Disclosure Schedule sets forth the top ten vendors, based on the aggregate amount payable by the Company or its Subsidiaries to such counterparty during the trailing twelve months for the period ending December 31, 2020 or the anticipated aggregate amount payable by the Company or its Subsidiaries to such counterparty during the period ending on the date 12 months after the date hereof (the “Top Vendors”).

(b) Except as set forth on Section 2.25(b) of the Company Disclosure Schedule, none of the Top Vendors has notified the Company or any of the Company’s Subsidiaries in writing, or to the Company’s knowledge, verbally: (i) that it will, or, to the Company’s knowledge, has threatened to, terminate, cancel, materially limit or materially alter and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement); or (ii) that it is in a material dispute with the Company or its Subsidiaries or their respective businesses.

2.26 Sufficiency of Assets. The tangible and intangible assets owned, licensed or leased by the Group Companies constitute all of the assets reasonably necessary and sufficient, in all material respects, for the continued conduct of the business of the Group Companies in the ordinary course after each of the Closing and the consummation of the de-SPAC Transactions as currently conducted as of the date hereof.

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2.27 Rights of Registration and Voting Rights. Except as provided in the Existing Investor Rights Agreement and the Investor Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company’s knowledge, except as contemplated in the Existing Voting Rights Agreement and the Support Agreements (as defined in the A&R Merger Agreement), no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.28 Merger Agreement. Except as contemplated by this Agreement, the A&R Merger Agreement has not been amended or modified and, to the Company’s knowledge, is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exception. The Company has complied in all material respects with the terms of the A&R Merger Agreement and is not in breach thereof or default thereunder and there does not exist under the A&R Merger Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the Company or, to the Company’s knowledge, any other party thereto. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied) with respect to the A&R Merger Agreement that have not been disclosed to Purchaser prior to the date hereof. There has not occurred, and to the Company’s knowledge, there does not exist, any Event that would reasonably be expected to cause the termination of the A&R Merger Agreement or the de-SPAC Transactions to not be consummated in accordance with the terms of the A&R Merger Agreement. There are no Legal Proceedings pending or, to the Company’s knowledge, threatened in writing with respect to the A&R Merger Agreement.

2.29 Disclosure of Information. The Company understands and confirms that Purchaser will and is entitled to rely on the foregoing representations in effecting transactions in securities of the Company. All written disclosures provided to Purchaser by a Company Authorized Person regarding the Company and its Subsidiaries and their businesses and the transactions contemplated by the Transaction Agreements do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred and no information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, operations (including results thereof) or conditions (financial or otherwise), which, under applicable Law, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. All financial projections and forecasts that have been prepared by or on behalf of the Company or any of its Subsidiaries and made available to Purchaser have been prepared in good faith based upon reasonable assumptions and represented, at the time each such financial projection or forecast was developed, the Company’s good faith estimate of future financial performance (it being recognized that such financial projections or forecasts are not to be viewed as facts and that the actual results during the period or periods covered by any such financial projections or forecasts may differ from the projected or forecasted results).

2.30 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN SECTION 4, NONE OF THE PURCHASERS OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES

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OR ANY OTHER PERSON, WITH RESPECT TO THE PURCHASERS OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE PURCHASERS OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY OR ITS AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE PURCHASERS TO THE COMPANY IN SECTION 4; AND (B) NONE OF THE PURCHASERS NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF THE PURCHASERS IN CONNECTION WITH THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY OR (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE PURCHASERS AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS EXPRESSLY AND SPECIFICALLY SET FORTH IN SECTION 4 OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 2.30, CLAIMS AGAINST THE PURCHASERS OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN SECTION 4 BY SUCH PERSON.

3. Representations and Warranties of Parent. Except (a) as set forth on the Parent Disclosure Schedule attached as Exhibit K to this Agreement; and (b) as disclosed in the Parent SEC Reports filed with or furnished to the SEC on or prior to the Closing Date (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent hereby represents and warrants to Purchaser that the following representations (i) are true and complete as of the Closing Date and (ii) will be true and complete in all material respects as of the consummation of the de-SPAC Transactions, subject to any actions that are expressly permitted to be taken pursuant to the A&R Merger Agreement:

3.1 Organization and Qualification.

(a) Parent is a company duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware.

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(b) Parent has the requisite corporate or similar power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent, taken as a whole.

(c) Parent is not in violation of any of the provisions of the Charter Documents or the Parent Organizational Documents.

(d) Parent is duly qualified or licensed to do business as a foreign corporation or entity and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent is so qualified or licensed is listed on Section 3.1(d) of the Parent Disclosure Schedule.

3.2 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any Equity Interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than the entities listed on Section 3.2 of the Parent Disclosure Schedule.

3.3 Capitalization.

(a) (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (“Parent Preferred Stock”) are authorized and no shares are issued and outstanding; (ii) 380,000,000 shares of Class A common stock of Parent, par value $0.0001 per share (“Parent Class A Stock”), are authorized and 26,767,500 are issued and outstanding; (iii) 20,000,000 shares Class B common stock of Parent (the “Parent Class B Stock” and, together with the Parent Class A Stock, the “Parent Common Stock” and, together with the Parent Preferred Stock, the “Parent Shares”), are authorized and 6,468,750 shares are issued and outstanding; (iv) 138,500 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 5,175,000 warrants to purchase one share of Parent Class A Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class B Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) Except for the Parent Warrants, the PIPE Subscription Agreements and the Subscription Agreement, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent is a party or by which Parent is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Shares or any other shares of capital stock or membership interests or other interest or participation in Parent.

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(c) Each Parent Share and Parent Warrant (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Charter Documents of Parent; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Charter Documents of Parent or any Contract to which Parent is a party or otherwise bound by.

3.4 Valid Issuance of Parent Series X Shares.

(a) The Parent Series X Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in the A&R Merger Agreement, will be validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and Liens or encumbrances created by or imposed by Purchaser. Assuming the accuracy of the representations of Purchaser in Section 4 of this Agreement and subject to the filings described in Section 3.6, the Parent Series X Shares will be issued in compliance with all applicable federal and state securities laws. At the consummation of the de-SPAC Transactions, Parent will have reserved from its duly authorized capital stock the maximum number of shares of Common Stock authorized under its Certificate of Incorporation that are available after giving effect to shares of Common Stock reserved for issuance or issuable upon exercise of the Warrant to be issued following the consummation of the de-SPAC Transactions. Upon the issuance of Common Stock following an exercise of the Warrant in accordance with the Warrant, such Common Stock, when issued, will be validly issued, fully paid and non-assessable and free and clear of all liens, with the holders thereof being entitled to all rights accorded to a holder of Common Stock.

(b) No Disqualification Event is applicable to Parent or, to Parent’s knowledge, any Parent Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable.

3.5 Due Authorization. Parent has the requisite power and authority to: (a) execute, deliver and perform this Agreement, the other Transaction Agreements to which it is a party, the A&R Merger Agreement and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to such agreements; and (b) carry out its obligations hereunder and thereunder and, to consummate the transactions contemplated hereby or thereby (to the extent applicable to Parent) and the de-SPAC Transactions. The execution and delivery by Parent of this Agreement, the other Transaction Agreements to which Parent is a party, and the A&R Merger Agreement, and the consummation by Parent of the transactions contemplated hereby or thereby (to the extent applicable to Parent) and the de-SPAC Transactions have been duly and validly authorized by all necessary corporate or similar action on the part of Parent and no other proceedings on the part of Parent are necessary to authorize this Agreement, the other Transaction Agreements to which Parent is a party or the A&R Merger Agreement or to consummate the transactions contemplated hereby or thereby (to the extent applicable to Parent) or the de-SPAC Transactions. This Agreement, the other Transaction Agreements to which Parent is a party and the A&R Merger Agreement have been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by the other parties, constitute the legal and binding obligations of Parent, enforceable against Parent in accordance with their terms, subject to the Remedies Exception.

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3.6 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by Parent of this Agreement, the other Transaction Agreements to which Parent is a party or the A&R Merger Agreement, nor the consummation of the transactions contemplated hereby or thereby (to the extent applicable to Parent) or the de-SPAC Transactions shall: (i) conflict with or violate the Charter Documents of Parent; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 3.6(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts (as defined in the A&R Merger Agreement), except, with respect to clauses (ii) or (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by Parent of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) compliance with any applicable requirements of the securities laws and (ii) the filing of the Parent Certificate of Designations at the consummation of the de-SPAC Transactions.

3.7 Compliance; Approvals. Since its incorporation, Parent has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation, to Parent’s knowledge, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or, to Parent’s knowledge, oral notice of non-compliance with any Applicable Legal Requirements has been received by Parent. Parent is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

3.8 Parent SEC Reports and Financial Statements.

(a) Except as set forth in Section 3.8(a) of the Parent Disclosure Schedule, Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since the consummation of Parent’s initial public offering to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed

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subsequent to the date of this Agreement through the consummation of the de-SPAC Transactions (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or the New York Stock Exchange (the “NYSE”) (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 3.8(a), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE. For the avoidance of doubt, Parent makes no representation with respect to any information in any Parent SEC Reports or Additional Parent SEC Reports furnished by the Company or its representatives for inclusion therein.

(b) Parent’s financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present in all material respects, and Parent’s financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present in all material respects, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports. Parent has not received any verbal communication or other notice from the SEC indicating that any of the Parent SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation (including in connection with the Warrant Accounting Issue). To resolve the Warrant Accounting Issue, Parent’s Form 10-Q for the quarterly period ended March 31, 2021 filed on July 23, 2021 with the SEC classified the Private Placement Warrants as derivative liabilities measured at fair value on Parent’s Financial Statements.

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3.9 Absence of Certain Changes or Events. Since the date of incorporation of the Parent, no Parent Material Adverse Effect has occurred that is continuing.

3.10 Information Supplied. The information relating to Parent and its Subsidiaries supplied by Parent for inclusion in the Proxy Statement/Registration Statement (as defined in the A&R Merger Agreement) will not, as of the date on which the Proxy Statement/Registration Statement (or any amendment or supplement thereto) is first distributed to stockholders of Parent contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein (or in any Parent SEC Report or Additional Parent SEC Report) based on information supplied by the Company or the Company Subsidiaries or Purchaser for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or any Parent SEC Reports or Additional Parent SEC Reports; or (b) any projections or forecasts included in the Proxy Statement/Registration Statement, Parent SEC Report or Additional Parent SEC Report.

3.11 Merger Agreement. Except as contemplated by this Agreement, the A&R Merger Agreement has not been amended or modified and, to Parent’s knowledge, is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exception. Parent has complied in all material respects with the terms of the A&R Merger Agreement and is not in breach thereof or default thereunder and there does not exist under the A&R Merger Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to Parent’s knowledge, any other party thereto. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied) with respect to the A&R Merger Agreement that have not been disclosed to Purchaser prior to the date hereof. There has not occurred, and to Parent’s knowledge, there does not exist, any Event that would reasonably be expected to cause the termination of the A&R Merger Agreement or the de-SPAC Transactions to not be consummated in accordance with the terms of the A&R Merger Agreement. There are no Legal Proceedings pending or, to Parent’s knowledge, threatened in writing with respect to the A&R Merger Agreement.

3.12 Disclosure of Information. Parent understands and confirms that Purchaser will and is entitled to rely on the foregoing representations in effecting transactions in securities of Parent. All written disclosures provided to Purchaser by a Parent Authorized Person regarding Parent and its Subsidiaries and their businesses and the transactions contemplated by the Transaction Agreements, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred and no information exists with respect to Parent or any of its Subsidiaries or its or their business, properties, liabilities, operations (including results thereof) or conditions (financial or otherwise), which, under applicable Law, required public disclosure at or before the date hereof but which has not been so publicly disclosed.

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3.13 Disclaimer of Other Warranties. PARENT HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN SECTION 4, NONE OF THE PURCHASERS OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE PURCHASERS OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE PURCHASERS OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT OR ITS AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE PURCHASERS TO PARENT IN SECTION 4; AND (B) NONE OF THE PURCHASERS NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS AFFILIATES BY OR ON BEHALF OF THE PURCHASERS IN CONNECTION WITH THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT. PARENT ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE PURCHASERS AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION PARENT HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS EXPRESSLY AND SPECIFICALLY SET FORTH IN SECTION 4 OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 3.13, CLAIMS AGAINST THE PURCHASERS OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN SECTION 4 BY SUCH PERSON.

4. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Company and Parent that:

4.1 Due Authorization. Purchaser has full power and authority to enter into the Transaction Agreements to which Purchaser is a party. The Transaction Agreements to which Purchaser is a party, when executed and delivered by Purchaser, will constitute valid and legally binding obligations of Purchaser, enforceable in accordance with their terms, subject to the Remedies Exception, except to the extent the indemnification provisions contained in the Investor Rights Agreement may be limited by applicable federal or state securities laws.

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4.2 Purchase Entirely for Own Account. This Agreement is made with Purchaser in reliance upon Purchaser’s representation to the Company, which by Purchaser’s execution of this Agreement, Purchaser hereby confirms, that the Shares to be acquired by Purchaser will be acquired for investment for Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares.

4.3 Disclosure of Information. Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company’s and Parent’s management and has had an opportunity to review the Company’s facilities. The foregoing, however, does not limit or modify the representations and warranties of the Company and Parent in Section 2 and Section 3 of this Agreement or the right of Purchaser to rely thereon.

4.4 Restricted Securities. Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Purchaser’s representations as expressed herein. Purchaser understands that the Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Purchaser acknowledges that the Company has no obligation to register or qualify the Shares for resale except as set forth in the Investor Rights Agreement. Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements, including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy.

4.5 No Public Market. Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

4.6 Legends. Purchaser understands that the Shares and any securities issued in respect of or exchanged for the Shares may bear one or all of the following legends:

(a) “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

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“THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.”;

(b) any legend set forth in, or required by, the other Transaction Agreements; or

(c) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

4.7 Accredited Investor. Purchaser and all of its equity owners are each accredited investors as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

4.8 Investor. Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the Legal Requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Purchaser’s subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Purchaser’s jurisdiction. Purchaser acknowledges that it has consulted its own advisors (including Tax advisors) regarding the Transactions, that it is relying solely upon its own advisors in connection with assessing the Tax consequences of the Transactions, and that no Group Company has offered any Tax advice to Purchaser or made any representation, warranty or guarantee regarding the Tax consequences of the Transactions.

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4.9 No General Solicitation. Neither Purchaser nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

4.10 Residence. The office of Purchaser in which its principal place of business takes place is identified in the address of Purchaser set forth on Exhibit A.

4.11 Exculpation. Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company.

4.12 Disclaimer of Other Warranties. PURCHASER HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN SECTION 2 AND SECTION 3, NONE OF THE COMPANY, PARENT, ANY OF THEIR RESPECTIVE SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PURCHASER, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES, PARENT OR ANY OF THE DIRECTORS, OFFICERS, MANAGERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE COMPANY, PARENT, ANY OF THEIR RESPECTIVE SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE PURCHASERS OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY OR PARENT IN SECTION 2 OR SECTION 3, AS APPLICABLE; AND (B) NONE OF THE COMPANY, PARENT, ANY OF THEIR RESPECTIVE SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PURCHASER OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PURCHASER OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY OR PARENT IN CONNECTION WITH THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, PARENT, ANY OF THEIR RESPECTIVE SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF THE PURCHASERS ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, PARENT, THEIR

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RESPECTIVE SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF THE PURCHASERS HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT EXPRESSLY AND SPECIFICALLY SET FORTH IN SECTION 2 OR SECTION 3, AS APPLICABLE, OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.12, CLAIMS AGAINST THE COMPANY, PARENT OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING THE OF THE REPRESENTATIONS AND WARRANTIES IN SECTION 2 OR SECTION 3, AS APPLICABLE, BY SUCH PERSON.

5. Covenants.

5.1 A&R Merger Agreement. From and after the date of this Agreement, the Company and Parent shall not amend, modify, or waive any rights under the A&R Merger Agreement that would or would reasonably be expected to adversely affect the rights granted to Purchaser under this Agreement, the Certificate of Designations or the other Transaction Agreements without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed).

5.2 Warrant; Registration Rights Agreement.

(a) Promptly following the earlier to occur of (i) the consummation of the de-SPAC Transactions or (ii) the termination of the A&R Merger Agreement in accordance with its terms, as applicable, Parent (in respect of clause (i)) or the Company (in respect of clause (ii)), as the case may be, shall issue to Purchaser a warrant to purchase shares of Parent Common Stock or Company Common Stock, as the case may be, in the form of Exhibit G attached to this Agreement (the “Warrant”).

(b) Concurrently with the consummation of the transactions contemplated by the A&R Merger Agreement, Parent and Purchaser (or one or more Affiliates thereof) shall execute and deliver the Registration Rights Agreement, which shall cover the registration of all shares of Parent Common Stock underlying the Warrant.

5.3 Convertible Promissory Note. Upon (and solely in the event of) the termination of the A&R Merger Agreement in accordance with its terms, the Company will issue to Purchaser, and Purchaser will purchase from the Company, a subordinated convertible promissory note in accordance with the terms set forth in Exhibit H attached to this Agreement and in a form reasonably acceptable to the Company and Purchaser (each acting reasonably and in good faith) and, in connection therewith, the Company and Purchaser shall enter into a subordination agreement with the Senior Notes Collateral Agent on terms and conditions that are no less favorable to the Senior Noteholders (as defined in the Subordination Agreement) than the terms and conditions set forth in the Subordination Agreement.

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5.4 Parent Certificate of Designations. Upon the consummation of the de-SPAC Transactions, Parent shall duly file, or cause to be duly filed, the Certificate of Designations of Series X Preferred Stock of Parent in the form of Exhibit C attached to this Agreement (the “Parent Certificate of Designations”) with the Secretary of State of the State of Delaware and deliver a certified copy of the Parent Certificate of Designations that was duly filed with the Secretary of State of the State of Delaware to Purchaser which shall be in full force and effect as of the date of consummation of the de-SPAC Transactions.

5.5 Regulatory Filings.

(a) If the parties hereto determine that a filing with the United States Federal Trade Commission and the United States Department of Justice is required under applicable laws with respect to (i) the Shares (or the Parent Series X Shares), (ii) the exercise of Warrants, or (iii) to permit the exercise of any rights that can be exercised by the holders of the Shares (or Parent Series X Shares) following any Event of Noncompliance or Special Event of Noncompliance (each as defined in the Certificate of Designations or the Parent Certificate of Designations, as applicable), then the parties shall, as promptly as practicable, but in no event later than ten (10) Business Days following (A) the execution and delivery of this Agreement with respect to the Shares (or the consummation of the de-SPAC Transactions with respect to the Parent Series X Shares), (B) following notice from Purchaser to the Company with respect to Purchaser’s planned exercise of the Warrants, or (C) the delivery of the applicable notice of an Event of Noncompliance or Special Event of Noncompliance (each as defined in the Certificate of Designations or the Parent Certificate of Designations, as applicable), as applicable, file or cause to be filed with the United States Federal Trade Commission and the United States Department of Justice, the notification and report form required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (“HSR Act”). Further, if the Purchaser determines that any other filing or approval with or from any Governmental Entity or any other Person is required pursuant to applicable Law or Contract to permit the exercise of any rights that can be exercised by the holders of the Shares (or Parent Series X Shares) following any Event of Noncompliance or Special Event of Noncompliance, then the Company shall, as promptly as practicable following such Event of Noncompliance or Special Event of Noncompliance, take all actions reasonably requested by the Purchaser with respect to such filings or approvals to permit the exercise of any rights that can be exercised by the holders of the Shares (or Parent Series X Shares) following any Event of Noncompliance or Special Event of Noncompliance, including with respect to Aspiration Financial, LLC (or any other Subsidiary of the Company subject to comparable Law), recommending to the board of any registered investment company for which it acts as investment adviser to take or recommend all actions reasonable necessary to effect the foregoing (including calling any requisite meetings, approving any requisite Contracts, approving and mailing requisite proxy materials and recommending approval of the foregoing to applicable shareholders). The parties hereto shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary to effect the foregoing.

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(b) To effect the foregoing, the parties hereto shall: (i) use their commercially reasonable efforts to promptly obtain any clearance required under the HSR Act, including by requesting the termination or the acceleration of any applicable waiting or review periods thereunder; (ii) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Governmental Entity or any other Person; and (iii) comply promptly with any such inquiry or request and supply to any Governmental Entity or any other Person without undue delay any additional information requested. None of the parties hereto shall participate in any meeting or material discussion with any Governmental Entity or any other Person with respect of any such filings, applications, investigation, or other inquiry without giving the other parties prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Entity or other Person, the opportunity to attend and participate in such meeting or discussion (which, at the request of any of the parties, shall be limited to outside antitrust counsel only).

(c) Nothing in this Agreement, including this Section 5.5, shall require the parties hereto or any of their respective Affiliates to: (i) proffer to, agree to, or to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the date of this Agreement, any of its assets, or the Shares (or the Parent Series X Shares) (or to consent thereto); (ii) proffer, agree to or implement any changes in (including through a licensing arrangement), or any restrictions on or other impairment of, its ability to use, own, operate or take any other actions with respect to any of its assets, the Shares (or the Parent Series X Shares) or its ability to vote, transfer, receive dividends or otherwise exercise full ownership or other rights with respect to the Shares (or the Parent Series X Shares); or (iii) take any action to overturn, defend against or oppose any action by any Governmental Entity to prohibit the transactions contemplated by this Agreement or prevent, materially delay or materially impair consummation of the transactions contemplated by this Agreement.

5.6 Taxes.

(a) From and after the date hereof until the date on which no Share or share of Parent Series X Shares remain outstanding (the “Series X Period”), as applicable, the issuer of the Shares or Parent Series X Shares (as applicable) will (at any time the Company is the issuer of Shares, or Parent is the issuer of Parent Series X Shares) be classified as a corporation for United States federal income tax purposes. For the avoidance of doubt, nothing in this Section 5.6 shall limit the ability of the Company and Parent to undertake the transactions contemplated by the A&R Merger Agreement.

(b) The Company and Parent shall not withhold United States federal tax from any payment (including deemed payments) made on or with respect to the Shares or the Parent Series X Shares, as applicable, unless the Company or Parent determines in good faith such withholding is otherwise required by applicable law.

(c) In the event that the Company or Parent is required to remit any amounts to a taxing authority on account of Taxes required to be deducted or withheld in respect of the Shares or the Parent Series X Shares, as applicable, the Company and Parent shall be entitled to offset any such amounts against any amounts or value payable to the holder(s) of Shares or Parent Series X Shares (or such holder’s successor), as applicable.

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(d) Each holder of Shares or Parent Series X Shares, as applicable, shall deliver (and at all times shall be eligible to deliver) to the Company and Parent a valid and duly executed IRS Form W-9. Notwithstanding anything else in this Agreement, in no event will Purchaser or any other holder of Shares be entitled to participate in (or consent to the resolution of) any Tax audit, examination or other proceeding involving Tax matters of Parent, the Company or any of their Affiliates.

5.7 Status; Notifications. During the Series X Period, the Company shall give prompt notice to Purchaser of any Event that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, any material breach of the terms of the A&R Merger Agreement or any failure or reasonably expected failure of any condition to the Company’s or Parent’s obligation to consummate the de-SPAC Transactions; provided that the delivery of any notice pursuant to this Section 5.7 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any party hereto or update the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable.

5.8 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance by the Company and Purchaser.

(b) Promptly after the execution of this Agreement, Parent, the Company and Purchaser shall also issue a joint press release announcing the execution of this Agreement.

5.9 Termination of Obligations. The covenants set forth in Section 5.1, Section 5.4, Section 5.5 (as to Parent) and Section 5.7 shall automatically terminate and be of no further force or effect immediately upon the termination of the A&R Merger Agreement in accordance with its terms.

6. Indemnification.

6.1 Indemnity by the Company. From and after the date of this Agreement, the Company (the “Company Indemnitor”) agrees to indemnify, defend and hold harmless Purchaser and its Affiliates, agents, directors and officers and their respective successors and permitted assigns (collectively, the “Purchaser Indemnitees”) from and against and to pay the Purchaser Indemnitees for any and all payment, liability, interest, damage, injury, deficiency, penalty, settlement and fees, tax, costs or expenses (including all reasonable legal, accounting and other professional fees and all reasonable expenses and costs arising from the collection, prosecution, and defense of such in connection therewith) (collectively, “Damages”), incurred or suffered by any Purchaser Indemnitee to the extent arising out of any breach or violation of, or any inaccuracy in, any representation or warranty of the Company contained in Section 2, any failure of any certificate delivered to Purchaser pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Purchaser or any breach of, or default in connection with, any covenant made by the Company in this Agreement; provided, that such indemnification obligations of the Company Indemnitor pursuant to the terms and conditions set forth herein shall be assumed by the Parent upon the consummation of the de-SPAC Transactions.

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6.2 Indemnity by Parent. Following the consummation of the de-SPAC Transactions, Parent (the “Parent Indemnitor”) agrees to indemnify, defend and hold harmless the Purchaser Indemnitees from and against and to pay the Purchaser Indemnitees for any and all Damages incurred or suffered by any Purchaser Indemnitee to the extent arising out of any breach or violation of, or any inaccuracy in, any representation or warranty of Parent contained in Section 3, any failure of any certificate delivered to Purchaser pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Purchaser or any breach of, or default in connection with, any covenant made by Parent in this Agreement, in each case, whether occurring prior to or following the consummation of the de-SPAC Transactions.

6.3 Indemnity by Purchaser. . From and after the date of this Agreement, Purchaser (together with the Company Indemnitor and Parent Indemnitor, the “Indemnitors” and each an “Indemnitor”) agrees to indemnify, defend and hold the Company and its Affiliates, agents, directors and officers and their respective successors and permitted assigns (collectively, the “Company Indemnitees”, and together with the Purchaser Indemnitees, the “Indemnitees” and each an “Indemnitee”) harmless from and against and to pay the Company for any and all Damages incurred or suffered by any Company Indemnitee to the extent arising out of any breach or violation of, or any inaccuracy in, any representation or warranty in Section 4 or any covenant made by Purchaser in this Agreement.

6.4 Expiration of Representations and Warranties; Exclusive Remedy.

(a) Except in the case of fraud or willful misconduct, (i) the Company Fundamental Representations, Parent Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing indefinitely, (ii) the representations and warranties contained in Section 2.29 and Section 3.12 shall survive the Closing until the date that is eighteen (18) months after the date of the Closing, (iii) the representations and warranties contained in Section 2.16 shall survive the Closing until the date that is sixty (60) days after the expiration of the applicable statute of limitations, and (iv) all the representations and warranties of the Company, Parent and Purchaser contained in this Agreement and not described in clauses (i), (ii) or (iii) shall survive the Closing until the date that is twelve (12) months following the date of the Closing. Notwithstanding the foregoing, any bona fide claims asserted in accordance with this Agreement and in good faith with reasonably specificity (to the extent known at such time) and in writing by notice from the Indemnitees to the Indemnitor prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved. All covenants and agreements made by any party in this Agreement shall survive until performed or the obligation to so perform shall have expired and any claim for indemnification for a breach of any such covenant or agreement shall survive until the expiration of the applicable statute of limitations. Notwithstanding anything in this Agreement to the contrary, the representations, warranties and covenants of Parent in this Agreement shall automatically terminate, expire and be of no further force or effect immediately upon the termination of the A&R Merger Agreement.

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(b) It is the intention of the parties to this Agreement that the survival periods set forth in Section 6.4(a) supersede any statute of limitation applicable to the representations and warranties contained in this Agreement or claim in respect thereof, except in the case of fraud or willful misconduct. Except in the case of fraud or willful misconduct, the monetary remedies set forth in this Section 6.4(b) shall provide the sole and exclusive remedies arising out of or in connection with any breach or alleged breach of any representation or warranty made herein. Each of the parties to this Agreement acknowledges that this Section 6.4 has been negotiated fully and at arm’s-length and that the parties would not have entered into this Agreement but for this Section 6.4.

6.5 Limitations on Liability.

(a) Notwithstanding anything contained in this Agreement to the contrary, except in the case of fraud or willful misconduct, in no event shall the aggregate liability of Damages paid by an Indemnitor pursuant to the terms and conditions of Section 6.1, Section 6.2, or Section 6.3, as applicable, exceed an aggregate amount equal to the amount that has been actually funded by Purchaser to the Company on the Closing Date. The right of a Person to any remedy pursuant to this Section 6 shall not be affected by any investigation or examination conducted, or any knowledge possessed or acquired (or capable of being possessed or acquired), by such Person at any time concerning any circumstance, action, omission or event relating to the accuracy or performance of any representation, warranty, covenant or obligation.

(b) All Damages shall be calculated net of the amount of any recoveries actually received by an Indemnitee under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnitor) incurred or paid to procure such recoveries) in respect of any Damages suffered, paid, sustained or incurred by any Indemnitee; provided that no Indemnitee shall have any obligation to seek to obtain or continue to pursue any such recoveries. If an Indemnitee receives any amounts under applicable insurance policies or third party contractual indemnification or contribution provisions subsequent to its receipt of an indemnification payment by the applicable Indemnitor, then such Indemnitee will, without duplication, promptly reimburse such Indemnitor for any indemnification payment made by such Indemnitor up to the amount received by the Indemnitee (in each case, calculated net of any actual collection costs and reserves, out-of-pocket expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnitee) incurred or paid to procure such recoveries). Notwithstanding anything to the contrary contained herein or in the Certificate of Designations or the Parent Certificate of Designations, any amounts due to any Indemnitee upon redemption of the shares of Series X Preferred Stock held by such Indemnitee pursuant to the Certificate of Designations or the Parent Certificate of Designations, as applicable, shall be reduced by the amount of Damages to the extent such Damages are with respect to the Liquidation Preference or the value of the Accruing Dividends (each as defined in the Certificate of Designations or the Parent Certificate of Designations, as applicable) on the Series X Preferred Stock (excluding any payment, liability, interest, damage, injury, deficiency, penalty, settlement and fees, tax, costs, and expenses incurred by the Purchaser Indemnitees, in each case arising from the collection, prosecution, and defense of any claim for indemnification under Section 6.1 or Section 6.2) (“Series X Damages”) actually indemnified for by an Indemnitor pursuant to the terms and conditions of Section 6.1 or Section 6.2, as applicable.

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(c) Notwithstanding anything to the contrary contained herein, in no event shall any Indemnitor be liable to any Indemnitee for any punitive damages, lost profits or revenues (including any damages on account of lost or delayed opportunities) relating to the breach or alleged breach of this Agreement or any Transaction Agreement; provided, however, that the foregoing will not apply to any such damages paid or payable by an Indemnitee to a third party in connection with a Third-Party Claim (as defined below).

6.6 Third Party Claims. If any Indemnitee receives notice of the assertion or commencement of any action, suit, claim, arbitration, mediation or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third-Party Claim”) against such Indemnitee with respect to which the Indemnitor is obligated to provide indemnification pursuant to the terms of this Agreement, the Indemnitee shall give the Indemnitor prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except to the extent that the Indemnitor is prejudiced by reason of such failure. Such notice by the Indemnitee shall describe the Third-Party Claim in reasonable detail, and shall, to the extent reasonably practicable, include copies of material written evidence thereof and material correspondence from or to such third-party (or its Representatives) related to the matter giving rise to such Third-Party Claim and shall indicate the estimated amount (which estimate shall not be conclusive of the final amount of such Third-Party Claim), if reasonably practicable, of the Damages that has been sustained by the Indemnitee.

(a) The Indemnitor and the Indemnitee shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including, granting reasonable access to the other party during normal business hours to the premises, personnel and documents or records of the Indemnitor and the Indemnitee, as applicable, at the expense of the requesting party, as may be reasonably requested for the defense and preparation of the defense of such Third-Party Claim; provided, that the requesting party shall (A) use commercially reasonable efforts to prevent the disruption of the business of the other party and its Affiliates, and (B) not to request disclosure of any confidential or legally privileged information, or any personal information, other than in compliance with applicable Law.

(b) Neither the Indemnitor nor the Indemnitee shall enter into settlement or compromise of, or offer to settle or compromise, or consent to the entry of any judgment with respect to, any Third-Party Claim without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed); provided that such consent may be withheld in either the Indemnitee’s or the Indemnitor’s sole discretion in the event such settlement or compromise of, or offer to settle or compromise, or consent to the entry of any judgment with respect to any Third-Party Claim is on a basis that would result in (A) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnitee or any of its Affiliates, (B) a finding or admission of any violation of laws or any violation of the rights of any Person by the Indemnitee or any of its Affiliates, (C) a finding or admission that would have an adverse effect on the reputation of the Indemnitee or any of its Affiliates or on any other claims made or threatened against any such Persons, (D) any monetary liability that is not paid in full by the Indemnitor or (E) any non-monetary condition or obligation being imposed on the Indemnitee or any of its Affiliates.

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6.7 Direct Claims. Any claim by an Indemnitee on account of a Damage which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnitee giving the Indemnitor prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except to the extent that the Indemnitor is materially prejudiced by reason of such failure. Such notice by the Indemnitee shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount (which estimate shall not be conclusive of the final amount of such Direct Claim), if reasonably practicable, of the Damages that has been sustained by the Indemnitee. The Indemnitor shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty (30)-day period, the Indemnitee shall use commercially reasonable efforts to allow the Indemnitor and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnitee shall use commercially reasonable efforts to assist the Indemnitor’s investigation by providing reasonable access during normal business hours to the Indemnitee’s premises and personnel and documents or records as the Indemnitor or any of its professional advisors may reasonably request; provided, that the Indemnitor shall (i) use commercially reasonable efforts to prevent the disruption of the business of the Indemnitor and its Affiliates, and (ii) not to request the Indemnitee to disclose any confidential or legally privileged information, or any personal information, other than in compliance with applicable law. If the Indemnitor does not so respond within such thirty (30)-day period, the Indemnitor shall be deemed to have rejected such Direct Claim, in which case the Indemnitee shall be free to pursue any remedies as may be available to the Indemnitee under this Agreement.

6.8 Certain Tax Matters. All indemnification payments under this Section 6 shall be treated as adjustments to the applicable Purchaser’s relevant Purchase Price for all tax purposes, except as otherwise required by applicable law. In no event will any Indemnitee be permitted to make any claim in respect of a Third-Party Claim relating to Tax matters prior to the time that a relevant taxing authority has issued a proposed assessment or deficiency or commenced an audit or other proceeding in which the taxing authority has identified the subject matter of such claim as a specific item that is the subject of such audit or proceeding.

7. Miscellaneous.

7.1 Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, heirs, executors and administrators and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Shares from time to time; provided, however, that, subject to the terms of this Agreement, Purchaser may transfer or assign its rights and obligations under this Agreement in whole or from time to time in part, to one or more of its Affiliates at any time; provided, further, that such assignee or transferee, as the case may be, shall execute and deliver a subordination agreement with the Senior Notes Collateral Agent on terms and conditions that are no less favorable to the Senior Noteholders (as defined in the Subordination Agreement) than the terms and conditions set forth in the

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Subordination Agreement; provided that such transfer or assignment shall not relieve Purchaser of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Purchaser. Any purported transfer or assignment in violation of this Section 7.1 shall be null and void. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4 Titles and Subtitles; Disclosure Schedules. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The Company Disclosure Schedule and Parent Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in Section 2 or Section 3, respectively, and the disclosures in any section or subsection of the Company Disclosure Schedule or Parent Disclosure Schedule shall qualify other sections and subsections in Section 2 or Section 3, respectively only to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

7.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. If notice is given to the Company, it shall be sent to Aspiration Partners, Inc., 4640 Admiralty Way, Suite 725, Marina Del Rey, CA 90292, Attention: Andrei Cherny ([***]) and Mike Shuckerow ([***]); and a copy (which shall not constitute notice) shall also be sent to Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York, 10020, Attention: Scott Craig ([***]) and Nima J. Movahedi ([***]). If notice is given to Parent, it shall be sent to InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, New York, 10019, Attention: Ahmed M. Fattouh ([***]) and Brian Bentley ([***]); and a copy (which

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shall not constitute notice) shall also be sent to White & Case LLP, 1221 Avenue of the Americas, New York, New York, 10020, Attention: AJ Ericksen ([***]) and Bryan Luchs ([***]). If notice is given to Purchaser, it shall be sent to c/o Oaktree Capital Management, LP, 333 S. Grand Ave., 28th Floor, Los Angeles, California 90071, Attention: Brian Laibow ([***]) and Jordan Mikes ([***]); and a copy (which shall not constitute notice) shall also be sent to Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California 90067, Attention: Patrick S. Brown ([***]) and Rita-Anne O’Neill ([***]).

7.6 No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchasers agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which Purchaser or any of its officers, employees or Representatives is responsible. The Company agrees to indemnify and hold harmless Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or Representatives is responsible.

7.7 Further Assurances. Following the date of this Agreement, the parties to this Agreement shall cooperate with one another to prepare and file all documents and forms and amendments thereto as may be required under applicable law with respect to the transactions contemplated by this Agreement and/or the other Transaction Agreements.

7.8 Transaction Expenses. On (a) the Closing Date, to the extent not paid or reimbursed prior to the Closing, and (b) the date of consummation of the de-SPAC Transactions, to the extent not paid or reimbursed prior to the consummation of the de-SPAC Transactions, in each case, the Company shall pay or reimburse all reasonable and documented out-of-pocket fees, costs, and expenses (including, without limitation, reasonable fees and disbursements of counsel, reasonable consultant costs and expenses, filing and recording fees, and reasonable costs and expenses associated with business, accounting, asset, tax and legal due diligence, travel, appraisals, valuations, and audits) (the “Transaction Expenses”) incurred by or on behalf of Purchaser, its Affiliates and Representatives (whether before, on, or after the date hereof) in connection with (i) business, accounting, asset, tax and legal due diligence, and (ii) the preparation, negotiation, execution, and delivery of this Agreement, any and all documentation for the Transactions and (iii) the enforcement of any of Purchaser’s rights and remedies under this Agreement (including, for the avoidance of doubt, any costs and expenses incurred in connection with the collection of the Transaction Expenses); provided, that the Company’s reimbursement obligations hereunder solely with respect to the Transaction Expenses incurred by or on behalf of Purchaser, its Affiliates and Representatives following the Closing Date but prior to the earlier of (A) the date of consummation of the de-SPAC Transactions or (B) the termination of the A&R Merger Agreement in accordance with its terms shall be limited to $150,000, which amount may be increased with the consent of the Company in its sole discretion.

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7.9 Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.12 Entire Agreement. This Agreement (including the exhibits hereto), the Certificate of Designations and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

7.13 Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

7.14 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action

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or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.15 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.16 Waiver of Conflicts. Each party to this Agreement acknowledges that Latham & Watkins LLP (“Latham”), outside general counsel to the Company, has in the past performed and is or may now or in the future represent one or more of the other parties to this Agreement in matters unrelated to the transactions contemplated by this Agreement and related agreements (the “Financing”), including representation of such parties in matters of a similar nature to the Financing. The applicable rules of professional conduct require that Latham inform the parties hereunder of this representation and obtain their consent. Latham has served as outside general counsel to the Company and has negotiated the terms of the Financing solely on behalf of the Company. The Company and each other party to this Agreement hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to the Financing, Latham has represented solely the Company and not any Investor, Holder (each as defined in the Investor Rights Agreement) or any stockholder, director or employee of the Company or any Investor or Holder; and (c) gives its informed consent to Latham’s representation of the Company in the Financing.

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7.17 Specific Performance. Each party hereto expressly acknowledges and agrees that it would be difficult to measure the damages that might result from any actual or threatened breach of this Agreement, and that any actual or threatened breach by a party hereto of any of the provisions of this Agreement may result in immediate, irreparable and continuing injury to the other party hereto for which a remedy at law would be inadequate. Each of the parties hereto therefore agrees that, in addition to any other available remedies the other party hereto may have in equity or at law, such other party shall be entitled, without the posting of a bond, to enforce specifically the terms and provisions of this Agreement and to obtain temporary, preliminary and permanent injunctive relief or other equitable relief, in each case issued by a court of competent jurisdiction in accordance with Section 7.14, in case of any such actual or threatened breach by such party.

7.18 Trust Account Waiver; Non-Recourse.

(a) Each Purchaser hereby acknowledges that, as described in Parent’s prospectus relating to its initial public offering (the “SPAC IPO”) dated March 4, 2021 available at www.sec.gov, Parent has established the Trust Account (as defined in the A&R Merger Agreement) containing the proceeds of the SPAC IPO and from certain private placements occurring simultaneously with the SPAC IPO (including interest accrued from time to time thereon) for the benefit of Parent, its public stockholders and certain other parties (including the underwriters of the SPAC IPO). For and in consideration of Parent entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Purchaser hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Agreement, and (c) will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Agreement; provided, however, that nothing in this Section 7.18 shall (i) serve to limit or prohibit such Purchaser’s right to pursue a claim against Parent for legal relief against assets held outside the Trust Account (so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of Parent), for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that such Purchaser may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of Parent) or (iii) be deemed to limit such Purchaser’s right to distributions from the Trust Account in accordance with Parent’s certificate of incorporation in respect of any redemptions by a Purchaser in respect of the Class A Common Stock of Parent.

(b) For the avoidance of doubt, under no circumstances shall any Company Authorized Person or Parent Authorized Person (or any current or former directors, officers or affiliates of the Company or Parent) have any liability arising under this Agreement for any reason.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Series X Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

ASPIRATION PARTNERS, INC.

By:	/s/ Andrei Cherny
Name: Andrei Cherny
Title: Chief Executive Officer

PARENT:

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chief Executive Officer & Chairman

[Signature Page to Series X Preferred Stock Purchase Agreement]

PURCHASER:

OCM ASPIRATION HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Laibow
Name:	Brian Laibow
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

Address: 333 S. Grand Ave. Fl 28 Los Angeles, CA 90071

Email: [***] Email: [***]

[Signature Page to Series X Preferred Stock Purchase Agreement]

EXHIBITS

Exhibit A	PURCHASER

Exhibit B	FORM OF CERTIFICATE OF DESIGNATIONS (COMPANY)

Exhibit C	FORM OF CERTIFICATE OF DESIGNATIONS (PARENT)

Exhibit D	FORM OF INVESTOR RIGHTS AGREEMENT(COMPANY)

Exhibit E	FORM OF INVESTOR RIGHTS AGREEMENT (PARENT)

Exhibit F	FORM OF SUBSCRIPTION AGREEMENT

Exhibit G	FORM OF WARRANT

Exhibit H	CONVERTIBLE PROMISSORY NOTE TERM SHEET

Exhibit I	FORM OF SUBORDINATION AGREEMENT

Exhibit J	COMPANY DISCLOSURE SCHEDULE

Exhibit K	PARENT DISCLOSURE SCHEDULE

EXHIBIT A

PURCHASER

Purchaser	Number of Shares	Price
OCM Aspiration Holdings, LLC c/o Oaktree Capital Management, LP 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071	27,777,777	$250,000,000

EXHIBIT B

FORM OF CERTIFICATE OF DESIGNATIONS (COMPANY)

EXHIBIT C

FORM OF CERTIFICATE OF DESIGNATIONS (PARENT)

EXHIBIT D

FORM OF INVESTOR RIGHTS AGREEMENT (COMPANY)

EXHIBIT E

FORM OF INVESTOR RIGHTS AGREEMENT (PARENT)

EXHIBIT F

FORM OF SUBSCRIPTION AGREEMENT

EXHIBIT G

FORM OF WARRANT

EXHIBIT H

CONVERTIBLE PROMISSORY NOTE TERM SHEET

EXHIBIT I

FORM OF SUBORDINATION AGREEMENT

EXHIBIT J

COMPANY DISCLOSURE SCHEDULE

EXHIBIT K

PARENT DISCLOSURE SCHEDULE

Exhibit 10.2

Execution Version

SERIES X PREFERRED INVESTOR RIGHTS AGREEMENT

TABLE OF CONTENTS

Page

1.	Definitions	1

2.	[Reserved]	4

3.	Information Rights	4
	3.1 Books and Records	4
	3.2 Delivery of Financial Statements	4
	3.3 Inspection	6
	3.4 Confidentiality	6

4.	Rights to Future Stock Issuances	7
	4.1 Grant	7
	4.2 Notice	7
	4.3 Exercise	7
	4.4 Sale of New Securities	7
	4.5 Regulatory Approval Conditions	7
	4.6 Exceptions	8

5.	Financing Right of First Offer	9
	5.1 Grant	9
	5.2 Notice	9
	5.3 Conflict	9
	5.4 Period	9

6.	Board Observer	9

7.	Restrictions on Transfer of Series X Preferred	10

8.	Tax Matters	11
	8.1 Treatment of Warrants	11
	8.2 Corporation Status	11

9.	[Reserved]	11

10.	Miscellaneous	11
	10.1 Successors and Assigns	11
	10.2 Governing Law	11
	10.3 Counterparts	11
	10.4 Titles and Subtitles	12
	10.5 Notices	12
	10.6 Amendments and Waivers	12
	10.7 Severability	13
	10.8 Aggregation of Stock	13
	10.9 Entire Agreement	13
	10.10 Dispute Resolution	13
	10.11 Delays or Omissions	14

Schedule A	-	Schedule of Investors

i

SERIES X PREFERRED INVESTOR RIGHTS AGREEMENT

THIS SERIES X PREFERRED INVESTOR RIGHTS AGREEMENT (this “Agreement”), is made as of December 15, 2021, by and among InterPrivate III Financial Partners Inc., a Delaware corporation (the “Company”), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an “Investor”. This Agreement shall become effective upon the consummation of the mergers (the “deSPAC Closing”) contemplated by that certain Agreement and Plan of Merger, dated as of August 18, 2021, among the Company, Aspiration Partners, Inc., a Delaware corporation (“Aspiration”) and certain of their Affiliates (as may be amended and restated in accordance with the Purchase Agreement (as defined below), the “Merger Agreement”) and in the event the Merger Agreement is terminated for any reason, this Agreement shall automatically terminate and be of no further force and effect without any further action by or on behalf of the parties.

RECITALS

WHEREAS, OCM Aspiration Holdings, LLC (“OCM”), an Investor herein, is party to that certain Series X Preferred Stock Purchase Agreement, dated as of December 15, 2021, by and among Aspiration Partners, Inc., the Company and OCM (the “Purchase Agreement”);

WHEREAS, the Company proposes to issue to OCM warrants to purchase certain shares of Common Stock pursuant to a Warrant, on the terms and subject to the conditions set forth in the Purchase Agreement (the “Warrant”);

WHEREAS, concurrent with the deSPAC Closing, that certain Series X Preferred Investor Rights Agreement between Aspiration and the Investors was terminated in accordance with its terms; and

WHEREAS, as an inducement for OCM to enter into the Purchase Agreement, the Company agreed to enter into this Agreement with the Investors pursuant to which the Company shall provide the Investors with certain registration, investor and other rights, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 “Affiliate” or “Affiliated” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, limited partner, managing member, member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person; provided that neither the Investors nor any of their Affiliates shall be considered Affiliates of the Company for purposes of this definition.

1.2 “Board of Directors” means the Board of Directors of the Company.

1.3 “Bylaws” means the bylaws of the Company, as amended, restated or otherwise modified from time to time.

1.4 “Certificate of Designations” means the Certificate of Designations setting forth the rights, powers, preferences and privileges of the Series X Preferred Stock.

1.5 “Certificate of Incorporation” means the certificate of incorporation of the Company, as it may be amended, restated or otherwise modified from time to time.

1.6 “Common Stock” means shares of the Company’s Class A Common Stock, par value $0.01 per share.

1.7 “Derivative Securities” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 “FINRA” means the Financial Industry Regulatory Authority or any successor agency.

1.9 “GAAP” means generally accepted accounting principles in the United States.

1.10 “Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity or self-regulatory organization exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including FINRA and any national or regional stock exchange on which the Common Stock is then listed or is proposed to be listed), and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

1.11 “Holder” means any holder of Registrable Securities who is a party to this Agreement.

1.12 “Law” means any United States federal, state or local or foreign law, rule, regulation, form, statute, order or other legally enforceable requirement (including common law) issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

1.13 “New Securities” means (a) with respect to the Company, shares of Common Stock, preferred stock or any other class or series of capital stock or other equity securities of the Company, (b) with respect to any Subsidiary of the Company, any equity securities, (c) any warrants, options, rights or other securities exchangeable or exercisable for, or convertible into, any securities described in clause (a) or clause (b), and (d) any indebtedness instrument for borrowed money (including any promissory note), whether issued by the Company or any Subsidiary thereof, exchangeable or exercisable for, or convertible into, or having features similar to, any securities described in clause (a) or clause (b).

1.14 “Organizational Documents” means the Certificate of Incorporation and the Bylaws.

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1.15 “Permitted Transferee” means a Person to whom a Holder of Registrable Securities transfers such Registrable Securities in accordance with this Agreement, to the extent such Registrable Securities remain Registrable Securities following such transfer.

1.16 “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.17 “Public Offering” means the offer for sale of securities pursuant to an effective registration statement filed under the Securities Act.

1.18 “Registrable Securities” means (a) all Common Stock issued or issuable upon exercise of the Warrants and (b) all other securities issued in respect of such Warrants or into which such Warrants are later converted or reclassified, in each case of clauses (a) and (b), in each case held by (i) the Investors, (ii) any fund managed by or under common management with the Investors and (iii) any Affiliate of the foregoing, whether now owned or hereafter acquired, and their respective Permitted Transferees; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 10.1.

1.19 “Registrable Securities then outstanding” means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.20 “Regulatory Approval Condition” means the Investors or any of their Affiliates is required to wait for the expiration of any waiting period under, file any notice, report or other submission with, or obtain any consent, registration, approval, permit or authorization from any Governmental Authority under any applicable Law in connection with such transaction, including under (a) any U.S. or non-U.S. competition, merger control, antitrust or similar law, (b) any law that may be applicable to the direct or indirect ownership of equity in the Company and its Subsidiaries or (c) any law related to the foregoing.

1.21 “Restricted Transferee” means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the financial services industry and with a primary focus on sustainability (other than any financial investment firm or collective investment vehicle), but shall not include (i) any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Restricted Transferee and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Restricted Transferee and (ii) each of the Investors (and any of their Affiliates).

1.22 “SEC” means the Securities and Exchange Commission.

1.23 “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

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1.24 “Series X Preferred Stock” means the preferred stock of the Company designated as “Series X Preferred Stock”.

1.25 “Subsidiaries” means, with respect to any Person, any Affiliate controlled by such Person, directly or indirectly through one or more intermediaries.

1.26 “Transaction Agreements” means this Agreement, the Purchase Agreement, the Certificate of Designations, the Warrant, and any other instruments or documents entered into in connection with herewith and therewith.

1.27 “Underwriters” means an underwriter or underwriters with respect to any Underwritten Offering.

1.28 “Underwritten Offering” means a Public Offering in which securities of the Company are sold to Underwriters for reoffering to the public (including any underwritten “block trade”).

2. [Reserved]

3. Information Rights.

3.1 Books and Records. For so long as the Investors or their Affiliates hold any shares of Series X Preferred Stock, the Company shall, and shall cause each of its Subsidiaries to, maintain proper books of record and account, in which true and complete entries (in all material respects in conformity with GAAP consistently applied) shall be made of all financial transactions and matters involving the assets and business of the Company or any Subsidiary, as the case may be.

3.2 Delivery of Financial Statements. For so long as an Investor, together with its Affiliates, holds at least twenty-five percent (25%) of the then outstanding shares of Series X Preferred Stock, the Company shall deliver to such Investor (provided any such information shall be deemed to have been delivered to such Investor if filed with the SEC on its Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system):

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Budget (as defined in Subsection 3.2(e)) for such year, with an explanation of any material differences between such amounts and a schedule as to the sources and applications of funds for such year, and (iii) a statement of stockholders’ equity as of the end of such year, all such financial statements audited and certified by independent public accountants of nationally recognized standing selected by the Company;

(b) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

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(c) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Company, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct;

(d) as soon as practicable, but in any event within thirty (30) days of the end of each month, an unaudited income statement and statement of cash flows for such month, and an unaudited balance sheet and statement of stockholders’ equity as of the end of such month, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(e) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the “Budget”), approved by the Board of Directors and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company;

(f) with respect to the financial statements called for in Subsection 3.2(a), Subsection 3.2(b) and Subsection 3.2(d), an instrument executed by the chief financial officer and chief executive officer of the Company certifying that such financial statements were prepared in accordance with GAAP consistently applied with prior practice for earlier periods (except as otherwise set forth in Subsection 3.2(b) and Subsection 3.2(d)) and fairly present the financial condition of the Company and its results of operation for the periods specified therein; and

(g) such information relating to the financial condition, business, prospects, or corporate affairs of the Company as the Investors may from time to time reasonably request, including any information that the Investors may reasonably request with respect to the Company’s current and accumulated earnings and profits for U.S. federal income tax purposes; provided, however, that the Company shall not be obligated under this Subsection 3.2(g) to provide information (i) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

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If, for any period, the Company has any Subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated Subsidiaries.

Notwithstanding anything else in this Subsection 3.2 to the contrary, the Company may cease providing the information set forth in this Subsection 3.2 during the period starting with the date sixty (60) days before the Company’s good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company’s covenants under this Subsection 3.2 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.3 Inspection. For so long as an Investor, together with its Affiliates, holds at least twenty-five percent (25%) of the then outstanding shares of Series X Preferred Stock, Company shall permit such Investor, at such Investor’s expense, to visit and inspect the Company’s properties; examine its books of account and records; and discuss the Company’s affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by such Investor; provided, however, that the Company shall not be obligated pursuant to this Subsection 3.3 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.4 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company (including any confidential information obtained pursuant to the terms of this Agreement and any notice of the Company’s intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.6 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company’s confidential information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any Affiliate, partner, member, stockholder, or wholly owned Subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; (iii) as may otherwise be required by applicable Law, provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure, or (iv) to the extent required by securities Laws or Governmental Authority or rules or regulations of securities exchanges or similar entities in connection with required public securities filings.

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4. Rights to Future Stock Issuances.

4.1 Grant. Subject to the terms and conditions of this Section 4 and applicable securities Laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to the Investors. An Investor shall be entitled to apportion the right of first offer hereby granted to it, in such proportions as it deems appropriate, among itself and its Affiliates.

4.2 Notice. The Company shall give notice (the “Offer Notice”) to each Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

4.3 Exercise. By notification to the Company within ten (10) days after the Offer Notice is given, each Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of any Derivative Securities then held by the Investors) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Derivative Securities); provided, for the avoidance of doubt, that the Series X Preferred Stock shall not be included in the foregoing calculation. The closing of any sale pursuant to this Subsection 4.3 shall occur within the earlier of one hundred and twenty (120) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.4. Subject to Section 10.1, any Investor may assign, in whole or in part, their right to purchase New Securities pursuant to this Section 4 to any Affiliate of such Investor (including another Investor) and, upon such assignment, such Person shall be entitled to exercise the rights of such Investor hereunder.

4.4 Sale of New Securities. If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.3, the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.3, offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within forty five (45) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Investors in accordance with this Section 4.

4.5 Regulatory Approval Conditions.

(a) If, as a result of the exercise of a right pursuant to this Section 4, the Investors notify the Company within 10 days of their exercise of such right that the Investors reasonably believe a Regulatory Approval Condition may apply, then the Investors and the Company shall cooperate in good faith to determine the applicability of any such Regulatory Approval Condition and use (and cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions reasonably necessary or advisable

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on their part to cause the satisfaction of any such Regulatory Approval Condition, including by (a) furnishing the other with all information concerning itself and its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Investors, or the Company or any of their respective Affiliates to any Governmental Authority in connection with such exercise; and (b) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, clearances, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate such purchase of New Securities. Notwithstanding anything to the contrary herein, in no event shall any transaction whereby the Company sells any New Securities to the Investors pursuant to this Section 4 occur without the written consent of the Investors and the Company unless and until the satisfaction of all Regulatory Approval Conditions that either such Person reasonably determines are applicable to such purchase of New Securities. The costs and expenses of all activities required pursuant to this Section 4 shall be borne by the Person or Persons incurring such costs and expenses.

(b) Nothing in this Agreement, including this Section 4.5, shall require the parties hereto or any of their respective Affiliates to: (i) proffer to, agree to, or to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the date of this Agreement, any of its assets, or the shares of Series X Preferred Stock (or to consent thereto); (ii) proffer, agree to or implement any changes in (including through a licensing arrangement), or any restrictions on or other impairment of, its ability to use, own, operate or take any other actions with respect to any of its assets, the shares of Series X Preferred Stock or its ability to vote, transfer, receive dividends or otherwise exercise full ownership or other rights with respect to the shares of Series X Preferred Stock; or (iii) take any action to overturn, defend against or oppose any action by any Governmental Authority to prohibit the transactions contemplated by this Agreement or prevent, materially delay or materially impair consummation of the transactions contemplated by this Agreement.

4.6 Exceptions. The right of first offer in this Section 4 shall not be applicable to securities issued (a) pursuant to any equity- or incentive-based compensation plan or agreement approved by the Board of Directors, (b) as a result of any stock or equity split (or reverse split) of the Company or any of its Subsidiaries effected on a pro rata basis among all equity interests of the same class or series, (c) as a dividend or distribution on Series X Preferred Stock, (d) by a direct or indirect Subsidiary of the Company to the Company or another direct or indirect Subsidiary of the Company, (e) pursuant to the Purchase Agreement, (f) to Persons as direct consideration for the acquisition of another corporation or other entity, or the acquisition of a line of business or of assets of another corporation or other entity, by the Company or any of its Subsidiaries, by stock purchase, merger, purchase of all or substantially all assets or other reorganization or (g) upon the conversion or exchange of any other securities that were (i) issued prior to the date of this Agreement, (ii) offered to the Investors pursuant to this Section 4 or (iii) exempt from this Section 4.

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5. Financing Right of First Offer.

5.1 Grant. For so long as the Investors or their Affiliates hold any shares of Series X Preferred Stock, the Company hereby unconditionally and irrevocably grants to the Investors and their Affiliates a right of first offer (the “Right of First Offer”) with respect to the provision of any future debt or preferred equity financing to the Company or its Subsidiaries (any such financing, a “ROFO Financing”). For the avoidance of doubt, the Company shall first comply with the provisions of this Section 5 with respect to a ROFO Financing, and if an Alternative Financing (as defined below) is elected by the Company, then the Company shall comply with the provisions of Section 4 with respect to such Alternative Financing, if applicable. Notwithstanding anything to the contrary contained herein, the Right of First Offer shall not apply to any future debt or preferred equity financing of the Company or its Subsidiaries to the extent the Board of Directors determines in good faith that the Company intends to raise such financing in order to pay the entirety of the applicable Series X Redemption Price (as defined in the Certificate of Designations) payable in respect of all outstanding shares of Series X Preferred Stock.

5.2 Notice. In the event the Company or its Subsidiaries proposes to undertake a ROFO Financing, the Company shall deliver to the Investors a written notice setting for the terms and conditions of such proposed ROFO Financing (the “Proposed Financing Notice”). Such Proposed Financing Notice shall contain the material economic terms of the proposed ROFO Financing and the intended closing date of such ROFO Financing. At the option of the Investors, the Investors shall then deliver a notice to the Company within 10 business days after delivery of the Proposed Financing Notice setting forth the terms on which the Investors or their Affiliates would be prepared to effect the ROFO Financing. Following good faith discussions between the Company and the Investors following delivery of such notice from the Investors (and in no event less than fifteen (15) days after the date the Proposed Financing Notice is delivered to the Investors), should the Company elect not to accept the ROFO Financing by providing notice to the Investors or their Affiliates (such notice, a “Denial Notice”), the Company may seek (and, subject to Subsection 5.4, accept and consummate) any alternative debt or preferred equity financing (an “Alternative Financing”).

5.3 Conflict. In the event of any conflict between this Agreement and any other agreement or Organizational Document of the Company containing a right of first offer or refusal, the terms of this Agreement shall control.

5.4 Period. No Alternative Financing may be entered into by the Company or its Subsidiaries following the 90th day after the date on which the Company delivers a Denial Notice without the Company again delivering to the Investors an additional Proposed Financing Notice in compliance with this Section 5 and again following the procedures set forth in this Section 5.

6. Board Observer. So long as 33% of the Series X Preferred Stock issued on the date of this Agreement (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series X Preferred Stock) remains outstanding, the holders of a majority of the then outstanding shares of Series X Preferred Stock shall be entitled to appoint one observer to the Board of Directors (the “Observer”). The Observer

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shall be entitled to attend all meetings of the Board of Directors and all committees thereof in a non-voting observer capacity and to receive copies of all materials relating to the Company and its Subsidiaries that would have been provided to a member of the Board of Directors and any committee of the Board of Directors, including notices, minutes, consents (including materials provided in connection with any solicitation of written consent of the Board of Directors) and any other materials provided to the directors (collectively, “Board Materials”) at the same time and in the same manner as provided to the directors; provided, that the Observer shall agree to hold such materials and information in confidence to same extent as required of a member of the Board of Directors. Notwithstanding the foregoing, the Observer may be excluded from any portion of any meeting of the Board of Directors and shall not be entitled to receive any Board Materials to the extent (i) necessary upon advice of counsel to the Company to preserve the attorney-client privilege of the Company or (ii) the Board of Directors reasonably concludes in good faith (and, as applicable, following receipt of advice of counsel) that the Observer has an actual or potential conflict of interest in respect of the matters to be discussed (or otherwise disclosed in the Board Materials, as applicable). The Company shall pay or reimburse the Observer for the reasonable and documented out-of-pocket expenses incurred by the Observer in connection with the attendance of meetings contemplated by this Section 6 in accordance with the Company’s policies and practices with respect to director expense reimbursement then in effect.

7. Restrictions on Transfer of Series X Preferred. Until the first anniversary of the date of consummation of the transactions contemplated by the Purchase Agreement (the “Closing Date”), the Investors shall not be permitted to transfer any shares of Series X Preferred Stock held by the Investors as of the date hereof without the prior written consent of the Company; provided, that any transfer to an Affiliate of the Investors that complies with the terms hereof and the terms of the Purchase Agreement shall not require such consent of the Company. From and after the first anniversary of the Closing Date, the Investors shall (subject to the terms hereof and the terms of the Purchase Agreement) be permitted to transfer any shares of Series X Preferred Stock held by the Investors as of the date hereof with the prior written consent of the Company (such consent not to be unreasonably withheld conditioned or delayed, other than in the event of any such proposed transfer to a Restricted Transferee); provided, that any transfer to an Affiliate of the Investors shall (subject to the terms hereof and the terms of the Purchase Agreement) not require such consent of the Company. Any transferee of Series X Preferred Stock under this Section 7 shall, prior to the transfer of such shares of Series X Preferred Stock, enter into an agreement with the Company agreeing to be bound by all of the provisions of the Transaction Agreements and Organizational Documents applicable to a holder of Series X Preferred Stock. Notwithstanding anything to the contrary contained herein, each holder of Series X Preferred Stock shall, on or prior to the date of this Agreement or (if later) the date that it first acquires any Series X Preferred Stock, deliver to the Company a valid and duly completed IRS Form W-9 (and, for the avoidance of doubt, at all times during which a person is holder of Series X Preferred Stock, such person shall (i) have delivered to the Company such a valid and duly completed IRS Form W-9; and (ii) be eligible to deliver a valid and duly completed IRS Form W-9 to the Company).

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8. Tax Matters.

8.1 Treatment of Warrants. The Company and the Investors agree that each vested Warrant should be treated for U.S. federal income tax purposes as Common Stock that is issued on the date that the Warrant vests (and that, consistent with the terms of the Purchase Agreement, Purchaser be treated as acquiring interests in the Warrant for the applicable portion of the Purchase Price (in each case, as such terms are used in the Purchase Agreement, and on the terms set forth in the Purchase Agreement)). The Company and the Investors agree to take no positions or actions inconsistent with such treatment on their income tax returns (including on any IRS Form 1099), unless otherwise required by (i) a change in applicable Law or (ii) the IRS or other relevant tax authority following an audit or other examination in which the tax treatment described in this paragraph was defended by the taxpayer in good faith.

8.2 Corporation Status. For so long as the Investors or their Affiliates hold any shares of Series X Preferred Stock issued by the Company, the Company shall not be liquidated, merged, converted into a limited liability company, or otherwise enter into a transaction pursuant to which the Company (or any resulting entity (including an interim entity in a series of steps)) ceases to exist as an entity treated as a corporation for U.S. federal income tax purposes without the Investors’ prior written approval.

9. [Reserved]

10. Miscellaneous.

10.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; or (ii) after such transfer, holds at least 7,000,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee that is an Affiliate or stockholder of a Holder shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

10.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of laws principles that would result in the application of any law other than the law of the State of Delaware.

10.3 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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10.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

10.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. If notice is given to the Company, it shall be sent to Aspiration Inc., 4640 Admiralty Way, Suite 725, Marina Del Rey, CA 90292, Attention: Andrei Cherny ([***]) and Mike Shuckerow ([***]); and a copy (which shall not constitute notice) shall also be sent to Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York, 10020, Attention: Scott Craig ([***]) and Nima J. Movahedi ([***]). If notice is given to OCM as a party hereto, it shall be sent to c/o Oaktree Capital Management, LP, 333 S. Grand Ave., 28th Floor, Los Angeles, California 90071, Attention: Brian Laibow ([***]) and Jordan Mikes ([***]); and a copy (which shall not constitute notice) shall also be sent to Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California 90067, Attention: Patrick S. Brown ([***]) and Rita-Anne O’Neill ([***]).

(b) Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the “DGCL”), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor’s name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in such stockholder’s electronic mail address, and that failure to do so shall not affect the foregoing.

10.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Investors; provided that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such

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amendment, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time after the date of this Agreement without the consent of the other parties to add (i) transferees of any Registrable Securities in compliance with the terms of this Agreement and (ii) information regarding any additional Investor who becomes a party to this Agreement in accordance with Subsection 10.1. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party that did not consent in writing to such amendment, modification, termination or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection 10.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

10.7 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

10.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

10.9 Entire Agreement. This Agreement (including the Exhibits hereto), the Certificate of Designations and the other Transaction Agreements constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

10.10 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

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10.11 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by applicable Law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties have executed this Series X Preferred Investor Rights Agreement as of the date first written above.

COMPANY:

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chief Executive Officer & Chairman

[Signature Page to Investors’ Rights Agreement]

IN WITNESS WHEREOF, the parties have executed this Series X Preferred Investor Rights Agreement as of the date first written above.

INVESTOR:

OCM ASPIRATION HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Laibow
Name:	Brian Laibow
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

Address:	333 S. Grand Ave. Fl 28
Los Angeles, CA 90071

Email: [***]
Email: [***]

[Signature Page to Investors’ Rights Agreement]

SCHEDULE A

SCHEDULE OF INVESTORS

Investor(s)	Address(es)
OCM Aspiration Holdings, LLC	c/o Oaktree Capital Management, LP 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071

Exhibit 10.3

Execution Version

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on December 15, 2021, by and between InterPrivate III Financial Partners Inc., a Delaware corporation (the “Company”), and the undersigned subscriber, OCM Aspiration Holdings, LLC, a Delaware limited liability company (“Subscriber”).

WHEREAS, the Company is party to an agreement and plan of merger, dated as of August 18, 2021, with Aspiration Partners Inc., a Delaware corporation (“Aspiration”), and the other parties thereto, providing for a business combination between the Company and Aspiration (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Transaction”); and

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from the Company, immediately prior to the consummation of the Transaction, that number of shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $11.00 per Subscribed Share (the “Per Share Price” and the aggregate of such Per Share Price for all Subscribed Shares being referred to herein as the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).

Section 2. Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”), immediately prior to and conditioned upon the effectiveness of the consummation of the Transaction.

(b) At least five Business Days before the anticipated Closing Date, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two Business Days prior to the Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, the Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), in the name of Subscriber (or its nominee or custodian in accordance with its delivery instructions) (and the Purchase Price shall be released from escrow automatically and without further action by the Company or Subscriber), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, or (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, then, in lieu of the settlement procedures in the

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foregoing two sentences, the following shall apply: Subscriber shall deliver at 8:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice against delivery by the Company to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within five Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than seven Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to the Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company following the Company’s delivery to Subscriber of a new Closing Notice in accordance with this Section 2 and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday or Sunday, or any other day on which banks located in New York, New York are required or authorized by law to be closed for business.

(c) The Closing shall be subject to the satisfaction, or valid waiver in writing by each of the parties hereto, of the conditions that, on the Closing Date:

(i)

all conditions precedent to the closing of the Transaction set forth in Article VIII of the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived in writing by the person with the authority to make such waiver (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Merger Agreement), and the closing of the Transaction shall be scheduled to occur substantially concurrently with the Closing;

(ii)

no governmental authority shall have enacted, issued or entered any judgment or order which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(iii)	the shares of Class A Common Stock shall be approved for listing on the New York Stock Exchange (the “Stock Exchange”) subject only to official notice of issuance.

(d) The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by the Company of the additional conditions that, on the Closing Date:

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(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by Subscriber of each of the representations, warranties and agreements of Subscriber contained in this Subscription Agreement as of the Closing Date or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Subscriber Material Adverse Effect; and

(ii)

Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided, that this condition shall be deemed satisfied unless written notice of such non-compliance is provided by the Company to Subscriber and Subscriber fails to cure such non-compliance in all material respects within five Business Days of receipt of such notice.

(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver in writing by Subscriber of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), and consummation of the Closing shall constitute a reaffirmation by the Company of each of the representations, warranties and agreements of the Company contained in this Subscription Agreement as of the Closing Date or as of such earlier date, as applicable, except, in each case, where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(ii)

the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided, that this condition shall be deemed satisfied unless written notice of such non-compliance is provided by Subscriber to the Company and the Company fails to cure such non-compliance in all material respects within five Business Days of receipt of such notice; and

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(iii)

except to the extent consented to in writing by Subscriber, the Merger Agreement shall not have been amended in writing by the Company in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement.

(f) Prior to or at the Closing, Subscriber shall deliver all such other information as is reasonably requested in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name such shares are to be issued (or Subscriber’s nominee in accordance with its delivery instructions) and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

Section 3. Company Representations and Warranties. The Company represents and warrants to Subscriber that:

(a) The Company (i) is validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company or its subsidiaries individually or taken as a whole, or materially affects the legal authority and ability of the Company to comply with the terms of this Subscription Agreement, including the issuance and sale of the Subscribed Shares, or the Transaction.

(b) The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement, the organizational documents of the Company or applicable securities laws), and will not have been issued in violation of, or subject to, any preemptive or similar rights created under the Company’s governing and organizational documents or the laws of the State of Delaware.

(c) This Subscription Agreement has been duly authorized, validly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(d) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares hereunder, the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

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(e) Assuming the accuracy of the representations and warranties of Subscriber set forth in Section 4 of this Subscription Agreement, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the Stock Exchange) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of a Registration Statement (as defined below) pursuant to Section 5 below, (iii) filings required by the United States Securities and Exchange Commission (the “Commission”), (iv) those required by the Stock Exchange, including with respect to obtaining stockholder approval, if applicable, (v) those required to consummate the Transaction as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the Transaction, if applicable, and (vii) those the failure of which to obtain would not have a Company Material Adverse Effect.

(f) Except for such matters as have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities (or Blue Sky) laws is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

(h) Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares. The Subscribed Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on the Company’s behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares as contemplated hereby or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable stockholder approval provisions. Neither the Company nor any person acting on the Company’s behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of the Subscribed Shares, as contemplated hereby, to the registration provisions of the Securities Act.

(i) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

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(j) The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(k) The Class A Common Stock is eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock. The Company’s transfer agent is a participant in DTC’s Fast Automated Securities Transfer Program. The Class A Common Stock is not, and has not been at any time, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of shares of Class A Common Stock through DTC.

(l) [reserved]

(m) As of their respective dates, each form, report, statement, schedule, prospectus, proxy, registration statement and other document required to be filed by the Company with the Commission prior to the date hereof (the “SEC Documents”) complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, when filed, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that were amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP). A copy of each SEC Document is available to each Subscriber via the Commission’s EDGAR system. The Company has filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Class A Common Stock with the Commission and through the date hereof. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Documents as of the date hereof. Notwithstanding anything in this Section 3(m) to the contrary, no representation or warranty is made in this Subscription Agreement as to the historical accounting treatment of the Warrants, or as to any deficiencies in disclosure (including with respect to internal control over financial reporting or disclosure controls and procedures) arising from the treatment of such Warrants as equity rather than liabilities in the Company’s historical financial statements.

(n) As of the date hereof, the authorized share capital of the Company consists of 400,000,000 shares of common stock (the “Common Stock”), including 380,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”). As of the date hereof and immediately prior to the Closing and prior to giving effect to the Transaction: (i) 26,767,500 shares of Class A Common Stock, 6,468,750 shares of Class B Common Stock and no Preferred Shares were issued and outstanding; (ii) 5,175,000 warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share, and 138,500 private placement warrants, each exercisable to purchase one share of Class A Common Stock at $11.50 per share (together “Warrants”), were issued and outstanding; and (iii) no Common Stock was subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (A) issued and outstanding shares of Common

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Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive or similar rights and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights. As of the date hereof, except as set forth above and pursuant to (1) the subscription agreements dated as of August 18, 2021 and previously filed with the Commission on the Company’s Form 8-K filed on August 19, 2021 (the “Other Subscription Agreements”), or (2) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. Except as set forth in the Merger Agreement, as of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than as contemplated by the Merger Agreement. Except as described in the SEC Documents, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement. The issued and outstanding shares of Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Stock Exchange under the symbol “IPVF” or, following the Closing, shall trade under the symbol “ASP”. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the shares of Class A Common Stock or prohibit or terminate the listing of the shares of Class A Common Stock on the Stock Exchange. The Company has taken no action that is designed to terminate the registration of the shares of Class A Common Stock under the Exchange Act.

(o) Upon consummation of the Transaction, the issued and outstanding shares of Class A Common Stock will continue to be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Stock Exchange.

(p) The Company is not, and immediately after receipt of payment for the Subscribed Shares, consummation of the Transaction and the transactions contemplated by the Other Subscription Agreements, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company that:

(a) Subscriber (i) is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution, delivery and performance of this Subscription Agreement, the purchase of the Subscribed Shares hereunder, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or

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result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that in the case of clauses (i) and (iii), would have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A hereto, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Nothing contained herein shall be deemed a representation or warranty by Subscriber to hold the Subscribed Shares for any period of time. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

(e) Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act or the securities laws of any State or other jurisdiction and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act (including without limitation a private resale pursuant to so called “Section 4(a)1 1⁄2”), or (iii) an ordinary course pledge such as a broker lien over account property generally, and, in each of clauses (i)-(iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or account entries representing the Subscribed Shares shall contain a restrictive legend to such effect, which legend shall be subject to removal as set forth herein and in the Registration Rights Agreement, dated as of the Closing Date, by and among the Issuer and other parties thereto (the “Registration Rights Agreement”) (but only to the extent that Subscriber is party to the Registration Rights Agreement, in which case, notwithstanding anything else contained herein to the contrary, Section 5 hereof shall not apply and not be effective with respect to such Subscriber). Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be immediately eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, as amended (“Rule 144”) until at least one year following the filing of certain required information with the Commission after the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

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(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, its affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company set forth in this Subscription Agreement.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber and the Company’s representations in Section 3 of this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, Aspiration and its subsidiaries (collectively, the “Acquired Companies”) and the Transaction, and made its own assessment and is satisfied concerning the relevant financial, tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Subscriber acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges and agrees that none of the Acquired Companies or any of their respective affiliates or any of such person’s or its affiliate’s control persons, officers, directors, employees or other representatives, legal counsel, financial advisors, accountants or agents (collectively, “Representatives”) has provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. None of the Acquired Companies or any of their respective affiliates or Representatives has made or makes any representation as to the Company or the Acquired Companies or the quality or value of the Subscribed Shares.

(h) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company or its affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(i) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks

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independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Subscriber understands and acknowledges that the purchase and sale of the Subscribed Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

(j) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

(k) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(l) Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required by law, Subscriber maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by law, Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived.

(m) No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing as a result of the purchase and sale of Subscribed Shares hereunder.

(n) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) it has not relied on the Company or any of its affiliates (the “Transaction Parties”) for investment advice or as the Plan’s fiduciary

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with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

(o) Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2 of this Subscription Agreement.

(p) Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, Aspiration or any of their respective affiliates or any of its or their respective control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company contained in Section 3 of this Subscription Agreement, in making its investment or decision to invest in the Company.

(q) No broker or finder has acted on behalf of Subscriber in connection with the sale of the Subscribed Shares pursuant to this Subscription Agreement in such a way as to create any liability on the Company.

(r) Subscriber hereby acknowledges and agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any “short sales” (including, without limitation, as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to any securities of the Company prior to the consummation of the Transaction (or such earlier termination of this Subscription Agreement in accordance with its terms), other than pledges in the ordinary course of business as part of prime brokerage arrangements. Notwithstanding the foregoing, nothing in this Section 4(r): (i) shall restrict Subscriber’s ability to maintain bona fide hedging positions in respect of the Warrants of the Company held by Subscriber as of the date hereof; (ii) shall prohibit any entities under common management or that share an investment advisor with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription (including Subscriber’s controlled affiliates and/or affiliates) from entering into any “short sales” or engaging in other hedging transactions; and (iii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement (the “Investing Portfolio Manager”) and the portfolio managers or desks who have direct knowledge of the investment decisions made by the Investing Portfolio Manager. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (1) pursuant to an available exemption from the registration requirements of the Securities Act or (2) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.

(s) Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of the Company’s outstanding securities prior to the date hereof, Subscriber is not currently a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

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(t) [reserved].

(u) Subscriber acknowledges and agrees that the certificate or book entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

Section 5. Registration of Subscribed Shares.

(a) Subject to Section 5(c), the Company agrees that, within 30 calendar days following the Closing Date, the Company will submit to or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than 60 calendar days after the Closing Date (the “Effectiveness Deadline,” and such date the Commission declares the Registration Statement effective, the “Effectiveness Date”); provided, that the Effectiveness Deadline shall be extended to 120 calendar days after the Closing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further that the Company shall have the Registration Statement declared effective within 5 Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review.

(b) Unless otherwise agreed to in writing by Subscriber prior to the filing of the Registration Statement, Subscriber shall not be identified as a statutory underwriter in the Registration Statement; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in a Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company. Notwithstanding the foregoing, if the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, the Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares or other shares to be

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registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file one or more new registration statement(s) (such amendment or new registration statement shall also be deemed to be a “Registration Statement” hereunder) to register such additional Subscribed Shares and cause such amendment or Registration Statement(s) to become effective as promptly as practicable after the filing thereof, but in any event no later than 30 calendar days after the filing of such Registration Statement (an “Additional Effectiveness Deadline”); provided, that an Additional Effectiveness Deadline shall be extended to 120 calendar days after the filing of such Registration Statement if such Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that the Company shall have such Registration Statement declared effective within 10 Business Days after the date the Company is notified (orally or in writing, whichever is earlier) by the staff of the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review; provided further that (i) if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Additional Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (ii) if the Commission is closed for operations due to a government shutdown, the Additional Effectiveness Deadline shall be extended by the same number of Business Days for which the Commission remains closed. With respect to the Registration Statement on which Subscriber is entitled to register Subscribed Shares pursuant to this Subscription Agreement, the Company shall provide a draft of such Registration Statement to Subscriber for review at least two Business Days in advance of the date of filing such Registration Statement with the Commission (a “Filing Date”), and Subscriber shall provide any comments on such Registration Statement to the Company no later than the day immediately preceding such Filing Date. Any failure by the Company to file a Registration Statement by an Effectiveness Deadline or an Additional Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or effect a Registration Statement as set forth in this Section 5.

(c) The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber, including to prepare and file any post-effective amendment to such Registration Statement or a supplement to the related prospectus such that the prospectus will not include any untrue statement or a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, until the earlier of (i) two years from the effective date of such Registration Statement, (ii) the date on which all of the Subscribed Shares shall have been sold or (iii) on the first date on which Subscriber can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and the Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. For so long as a Registration Statement shall remain effective, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Subscribed Shares pursuant to a Registration Statement, qualify the Subscribed Shares for listing on the applicable stock exchange on which the Company’s Common Stock are then listed and update or amend a Registration Statement as necessary to include Subscribed Shares. The Company will use its commercially reasonable efforts to, for so long as Subscriber holds Subscribed Shares, make and keep public information available (as those terms are understood and defined in Rule 144) and file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements to enable Subscriber to resell the Subscribed Shares pursuant to Rule 144. Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares to the Company (or its successor) upon reasonable request to assist the Company in making the determination described above.

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(d) The Company’s obligations to include the Subscribed Shares in a Registration Statement are contingent upon Subscriber furnishing in writing to the Company a completed selling stockholder questionnaire in customary form that contains such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Company shall be entitled to postpone and suspend the effectiveness or use of a Registration Statement (i) during any customary blackout or similar period or as permitted hereunder and (ii) as may be necessary in connection with the preparation and filing of a post-effective amendment to a Registration Statement following the filing of the Company’s Annual Report on Form 10-K for each of its first two completed fiscal years following the effective date of a Registration Statement; provided, that the Company shall request such information from Subscriber, including the selling stockholder questionnaire, at least five Business Days prior to the anticipated filing date of a Registration Statement; and provided, further, under no circumstances shall Subscriber be required to sign any type of lock-up agreement. In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. Subscriber shall not be entitled to use a Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, the Company may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under a Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines in good faith that in order for a Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use would reasonably be expected to materially affect a bona fide business or financing transaction of the Company or would reasonably be expected to require premature disclosure of information that would materially adversely affect the Company (each such circumstance, a “Suspension Event”); provided, that, (x) the Company shall not so delay filing or so suspend the use of a Registration Statement for a period of more than 60 consecutive days or more than a total of 90 calendar days, in any 360 day period, and (y) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by Subscriber of such securities as soon as practicable thereafter.

(e) Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company other than to the extent that providing notice to Subscriber of the events listed in clauses (i) through (iii) below constitutes material non-public information regarding the Company) of the happening of (i) an issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, which notice shall be given no later than three Business Days from the date of such event, (ii) any Suspension Event during the period that a Registration Statement is effective, which notice shall be given no later than three Business Days from the date of such Suspension Event, or (iii) if as a result of a Suspension Event a Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (1) it will immediately discontinue offers and sales of the Subscribed Shares under a Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by the Company except (A) for disclosure to

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Subscriber’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law, subpoena or regulatory request or requirement. If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (x) to the extent Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up. Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(e)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one Business Day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

(f) For purposes of this Section 5, (i) “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares (as defined in the recitals to this Subscription Agreement) and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, or replacement, and (ii) “Subscriber” shall include any affiliate of Subscriber to which the rights under this Section 5 shall have been duly assigned.

(g) The Company shall indemnify and hold harmless Subscriber (to the extent a seller under a Registration Statement), the officers, directors, members, managers, partners, agents, investment advisors and employees of Subscriber, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, managers, partners, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable and documented attorneys’ fees and disbursements of one law firm) and documented expenses (collectively, “Losses”) that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained or incorporated by reference in such Registration Statement, any prospectus included in such Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Subscribed Shares by Subscriber. Notwithstanding the forgoing, the Company’s indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed).

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(h) Subscriber shall, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement and the Other Subscription Agreements, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained or incorporated by reference in any Registration Statement (to the extent a seller under a Registration Statement), any prospectus included in such Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Company by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber indemnification obligations shall not apply to amounts paid in settlement of any Losses or action if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld or delayed).

(i) Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(j) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(k) If the indemnification provided under this Section 5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of Subscriber shall be limited

16

to the net proceeds received by such Subscriber from the sale of Subscribed Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 5, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(k) from any person or entity who was not guilty of such fraudulent misrepresentation.

(l) In addition, in connection with any sale, assignment, transfer or other disposition of the Subscribed Shares by Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Subscribed Shares held by Subscriber become freely tradable and upon compliance by Subscriber with the requirements of this Subscription Agreement, if requested by Subscriber, the Company shall use commercially reasonable efforts to cause the transfer agent for the Subscribed Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Subscribed Shares and make a new, unlegended entry for such book entry Subscribed Shares sold or disposed of without restrictive legends within three trading days of any such request therefor from Subscriber, provided that the Company and the Transfer Agent have timely received from Subscriber customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from Subscriber by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of the Company’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, Subscriber may request that the Company remove any legend from the book entry position evidencing its Subscribed Shares following the earliest of such time as such Subscribed Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Subscribed Shares. If restrictive legends are no longer required for such Subscribed Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this Section 5(l) and within two trading days of any request therefor from Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Subscribed Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

Section 6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to the Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to the Closing Date, and (d) the “Outside Date” as defined in the Merger Agreement (as such Outside Date may be amended or extended from time to time), if the Closing has not occurred by such date; provided, that nothing

17

herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof. Upon the termination hereof in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall promptly (and in any event within one Business Day) be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transaction shall have been consummated.

Section 7. Trust Account Waiver. Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering (the “IPO”) dated March 4, 2021 available at www.sec.gov, the Company has established a trust account (the “Trust Account”) containing the proceeds of the IPO and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company, its public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising out or as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement, and (c) will not seek recourse against the Trust Account as a result of, in connection with or relating in any way to this Subscription Agreement; provided, however, that nothing in this Section 7 shall (i) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (iii) be deemed to limit Subscriber’s right to distributions from the Trust Account in accordance with the Company’s certificate of incorporation in respect of any redemptions by Subscriber in respect of Class A Common Stock acquired by any means other than pursuant to this Subscription Agreement.

Section 8. Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, on the date of transmission to such recipient, if sent on a Business Day, or on the Business Day following the date of transmission, if sent on a day that is not a Business Day, (iii) one Business Day after being sent to the recipient via overnight mail by reputable overnight courier service (charges prepaid), or (iv) four Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 8(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if an electronic mail address is provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 8(a).

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(b) Subscriber acknowledges that the Company and, following the Closing, Aspiration, Inc., will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 8(b) shall not give the Company or Aspiration, Inc. any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company acknowledges that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects.

(c) Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(d) Each party hereto shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder and the rights set forth in Section 5 of this Subscription Agreement) may be transferred or assigned by Subscriber. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned by the Company. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that in the case of any such assignment, the assignee(s) shall become a Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and provided further that no such assignment shall relieve the assigning Subscriber of its obligations hereunder if any such assignee fails to perform such obligations, unless the Company has given its prior written consent to such relief.

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(g) The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Company agrees to keep any such information provided by Subscriber confidential, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange. Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report of the Company or a registration statement of the Company.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by each of the parties hereto.

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(i) This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 5, Section 8(b), Section 8(c) and this Section 8(j) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) [reserved]

(l) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 8(l) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(m) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(n) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail, in .pdf or other electronic submission complying with the U.S. federal ESIGN Act of 2000) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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(p) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD- PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 8(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto.

(t) The Company shall, by 9:00 a.m., New York City time, on the first Business Day immediately following the date of this Subscription Agreement, file with the Commission a press release or Current Report on Form 8-K (the “Disclosure Document”) disclosing all material terms of this Subscription Agreement and any other material, nonpublic information that the Company has provided to Subscriber or any of Subscriber’s affiliates, attorneys, agents or representatives in connection with the Transaction at any time prior to the filing of the Disclosure Document and including as exhibits to the Disclosure Document, the form of this Subscription Agreement (without redaction). Upon the issuance of the Disclosure Document, to the Company’s knowledge, Subscriber and Subscriber’s affiliates, attorneys, agents and representatives shall not be in possession of any material, non-public information received from the Company or any of its affiliates, officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written

21

or oral with the Company or any of its affiliates. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of the Stock Exchange, in which case of clause (A) or (B), the Company shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission).

(u) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Aspiration or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or other investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(v) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.

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(w) The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment or issuance made under, from the execution, delivery, performance or enforcement of, or otherwise with respect to, this Subscription Agreement.

[Signature pages follow.]

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IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date first set forth above.

INTERPRIVATE III FINANCIAL PARTNERS INC.

By:	/s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Chief Executive Officer & Chairman

Address for Notices:

InterPrivate III Financial Partners Inc.
1350 Avenue of the Americas
2nd Floor
New York, New York 10019
Email:	[***]
Attention: Brandon Bentley

with a copy (not to constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, New York 10020

Email:	[***]
[***]
[***]
Attention:	Joel Rubinstein
Bryan Luchs
Andrew J. Ericksen

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Subscriber: OCM Aspiration Holdings, LLC		State/Country of Formation or Domicile: Delaware
By: Oaktree Fund GP, LLC Its: Manager By: Oaktree Fund GP I, L.P. Its: Managing Member
By:	/s/ Brian Laibow
Name:	Brian Laibow
Title:	Authorized Signatory

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

Name in which Subscribed Shares are to be registered (if different): N/A	Date: December 15, 2021

Subscriber’s EIN: [***]

Business Address-Street: 333 S. Grand Ave., 28th Floor	Mailing Address-Street (if different):

City, State, Zip: Los Angeles, CA 90071	City, State, Zip:

Attn: Brian Laibow; Jordan Mikes	Attn:

Telephone No.: [***]	Telephone No.:
Email for notices: [***]; [***]	Email for notices (if different):

Number of Subscribed Shares subscribed for: 1,363,636

Aggregate Purchase Price: $15,000,000	Price Per Subscribed Share: $11.00

[Signature Page to Subscription Agreement]

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

1.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

** OR **

2.	ACCREDITED INVESTOR STATUS (Please check the box)

☐ Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

** AND **

3.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

☐

Any bank, registered broker or dealer, insurance company, registered investment company, business development company, small business investment company, private business development company, or rural business investment company;

☐	Any investment adviser registered pursuant to section 203 of the Investment Advisers Act or registered pursuant to the laws of a state;

☐	Any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act;

☐

Any entity, other than an entity described in the categories of “accredited investors” above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐

Any “family office,” as defined under the Investment Advisers Act that satisfies all of the following conditions: (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any “family client,” as defined under the Investment Advisers Act, of a family office meeting the requirements in the previous paragraph and whose prospective investment in the issuer is directed by such family office pursuant to the previous paragraph; or

☐	Any entity in which all of the equity owners are “accredited investors”.

[Specify which tests: ]

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status; or

☐

Any natural person who is a “knowledgeable employee,” as defined in the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

This Annex A should be completed by Subscriber and constitutes a part of the Subscription Agreement.

Exhibit 10.4

Final Form

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO SUCH SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

ASPIRATION, INC.[ASPIRATION PARTNERS, INC.]1

WARRANT TO PURCHASE COMMON STOCK

No. [__]	[_________ __]

THIS CERTIFIES THAT, for value received, [_________] or its permitted assigns (the “Holder”), is entitled to subscribe for and purchase at the Exercise Price (as defined below) from Aspiration, Inc. [Aspiration Partners, Inc.], a Delaware corporation (the “Company”), a number of shares of the common stock of the Company (the “Common Stock”) up to the Aggregate Warrant Share Amount (as defined below), subject to the provisions and upon the terms and conditions set forth in this Warrant. This Warrant will terminate on the date that is ten (10) years after the Vesting Commencement Date (as defined below) (the “Exercise Period”). This Warrant is issued in connection with that certain Series X Preferred Stock Purchase Agreement, dated [_____] (the “Vesting Commencement Date”), by and between the Company and the Holder (the “Purchase Agreement”).

1. DEFINITIONS. As used herein, the following terms shall have the following respective meanings:

(a) “Aggregate Warrant Share Amount” shall mean [_________]2 shares of Common Stock[; provided that, notwithstanding the foregoing, in the event the Company consummates a Qualified IPO on or prior to the date that is eighteen (18) months after the Outside Date, the Aggregate Warrant Share Amount shall instead mean a number of shares of Common Stock equal to six percent (6%) of the Fully Diluted Capitalization of the resulting publicly listed parent company (the “IPO Parent”) calculated as of immediately following the consummation of such Qualified IPO; provided further that the Aggregate Warrant Share Amount shall only be adjusted in accordance with the foregoing if the resulting Aggregate Warrant Share Amount is less than the initial Aggregate Warrant Share Amount (as adjusted for stock splits, recapitalizations and the like)].

(b) “Exercise Price” shall mean an amount per share equal to $0.01 (as adjusted for stock splits, recapitalizations and the like), subject to adjustment pursuant to Section 5 below.

(c) “Exercise Shares” shall mean the shares of Common Stock issuable upon exercise of this Warrant, subject to adjustment pursuant to the terms herein, including but not limited to adjustment pursuant to Section 5 below.

[1]	Note to Draft: Bracketed sections applicable in the post-termination of Merger Agreement context.
[2]

Note to Draft: To equal six percent (6%) or ten percent (10%) of the Fully Diluted Capitalization of the Company calculated as of immediately following the consummation of the SPAC Transaction or the Outside Date, as applicable.

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(d) “Fully Diluted Capitalization” shall mean the number of shares of Common Stock then outstanding, assuming, without duplication, the exercise and conversion into Common Stock of all outstanding options, warrants and any other securities (including convertible preferred stock) or instruments of the Company that are convertible into Common Stock, but excluding this Warrant and any shares owned or held by or for the account of the Company or any of its subsidiaries.

(e) [“Outside Date” shall mean the date on which the Merger Agreement is terminated in accordance with its terms.]

(f) [“Qualified IPO” shall mean an initial public offering of securities of the Company (or IPO Parent), including via a merger, acquisition or other business combination involving the Company and a publicly traded special purpose acquisition company or other similar entity, registered under the Securities Act of 1933, as amended (an “IPO”), which results in at least $200,000,000 of gross proceeds to the Company (or IPO Parent) and implies a fully diluted equity valuation of the Company (or IPO Parent) of at least $2,000,000,000.]

2. EXERCISE OF WARRANT; VESTING. The vested portion of this Warrant may be exercised in whole or in part at any time during the Exercise Period, with respect to that portion of the Exercise Shares that have not been previously exercised, by delivery of the following to the Company at its address set forth above (or at such other address as it may designate by notice in writing to the Holder):

(a) An executed Notice of Exercise in the form attached hereto;

(b) Payment of the Exercise Price either (i) in cash or by check or wire transfer of immediately available funds, or (ii) other form of payment acceptable to the Company; and

(c) This Warrant.

Subject to the following paragraph, the Exercise Shares subject to this Warrant shall vest and become exercisable with respect to 1/36th of the Aggregate Warrant Share Amount every three (3) months following the Vesting Commencement Date until the earlier of (i) the nine (9) year anniversary of the Vesting Commencement Date or (ii) the Redemption Date (as defined in the Certificate of Designations (as defined in the Purchase Agreement)) (the “Vesting Period”); provided that (x) upon the Redemption Date, this Warrant shall vest through the end of the three (3) month period in which the Redemption Date occurs and any remaining unvested Exercise Shares shall be cancelled for no consideration; (y) if the Redemption Date occurs on or prior to the thirty (30) month anniversary of the Vesting Commencement Date, then this Warrant shall vest and become exercisable for 10/36th of the Aggregate Warrant Share Amount (inclusive of any Exercise Shares that have vested as of the Redemption Date) (the “Minimum Exercise Amount”) and any remaining unvested Exercise Shares shall be cancelled for no consideration; and (z) to the extent that less than all of the shares of Series X Preferred Stock are redeemed on the Redemption Date, then only a portion of the unvested Exercise Shares shall be cancelled for no consideration in an amount equal to the number of unvested Exercise Shares multiplied by the result of (A) the number of shares of Series X Preferred Stock are redeemed on the Redemption Date divided by (B) the number of shares of Series X Preferred Stock as of immediately prior to the redemption occurring on the Redemption Date.

The Holder may purchase up to all of the vested Exercise Shares (as adjusted as described in Section 5 below) at any time and from time to time following the date hereof. [If, following any purchase by the Holder of vested Exercise Shares, the Aggregate Warrant Share Amount is adjusted in accordance with the definition thereof, appropriate adjustment (as determined by the Company’s Board of Directors acting reasonably and in good faith) shall be made in the application of the provisions herein set forth with respect to the number of Exercise Shares that shall vest quarterly during the remainder of the Vesting Period to the end that this Warrant shall vest in equal quarterly amounts for an aggregate total vested amount (inclusive of all previously purchased Exercise Shares) equal to the Aggregate Warrant Share Amount as adjusted in accordance with the definition thereof.]

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Upon the exercise of the rights represented by this Warrant, a certificate or certificates (including in electronic form) for the Exercise Shares so purchased, registered in the name of the Holder, shall be issued and delivered to the Holder within a reasonable time after the rights represented by this Warrant shall have been so exercised. In the event the vested portion of this Warrant is not exercised in full, the Company may issue and deliver to the Holder a new Warrant or Warrants of like tenor, in the name of the Holder, if the Holder so designates, exercisable for the number of Exercise Shares equal to the total number of such Exercise Shares for which this Warrant is then exercisable minus the number of Exercise Shares for which this Warrant shall have been exercised.

The person or entity in whose name any certificate or certificates for Exercise Shares are to be issued upon exercise of this Warrant shall be deemed to have become the holder of record of such shares on the date on which this Warrant was surrendered and payment of the Exercise Price was made, irrespective of the date of delivery of such certificate or certificates, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

2.1 Net Exercise. Notwithstanding any provisions herein to the contrary, if the fair market value of one Exercise Share is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant by payment of cash or other consideration (as contemplated by Section 2), the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Notice of Exercise in which event the Company shall issue to the Holder a number of Exercise Shares computed using the following formula:

X = Y (A-B)

    A

Where X=	the number of Exercise Shares to be issued to the Holder
Y=	the number of Exercise Shares that are vested and purchasable under this Warrant or, if only a portion of this Warrant is being exercised, the portion of this Warrant being canceled (at the date of such calculation)
A =	the fair market value of one Exercise Share (at the date of such calculation)
B =	Exercise Price (as adjusted to the date of such calculation)

As used herein, “fair market value” of an Exercise Share means, (i) if shares of Common Stock are then traded or quoted on a nationally recognized securities exchange, interdealer quotation system or over-the-counter market, the fair market value of a share shall be the volume weighted average price of a share of Common Stock reported for ten (10) trading days immediately before the date on which Holder delivers this Warrant together with its Notice of Exercise to the Company [, (ii) if this Warrant is being exercised in connection with an IPO, then the per share offering price to the public of the IPO (or the per share price (expressed as a dollar value) payable in respect of each share of Common Stock if such IPO is in connection with a SPAC transaction)] or (ii)[(iii)] if this Warrant is being exercised in connection with a Change of Control (and not otherwise exercised pursuant to clause (i) above), then the per share price (expressed as a dollar value) payable in respect of each share of Common Stock in connection with such Change of Control. If this Warrant is being exercised in circumstances other than as set forth in clauses (i)[,][or] (ii) [or (iii)] of this paragraph, then “fair market value” shall mean the fair market value per share of the Common Stock as determined by the Company’s Board of Directors acting reasonably and in good faith.

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3. COVENANTS OF THE COMPANY.

3.1 Covenants as to Exercise Shares. The Company covenants and agrees that all Exercise Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued and outstanding, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Company further covenants and agrees that the Company will at all times during the Exercise Period have authorized and reserved, free from preemptive rights, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant. If at any time during the Exercise Period the number of authorized but unissued shares of Common Stock shall not be sufficient to permit exercise of this Warrant, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

3.2 Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities (other than the Series X Preferred Stock) for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall deliver to the Holder, at least ten (10) days prior to the date specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

4. REPRESENTATIONS OF HOLDER.

4.1 Acquisition of Warrant for Personal Account. The Holder represents and warrants that it is acquiring this Warrant and the Exercise Shares solely for its account for investment and not with a view to or for sale or distribution of said Warrant or Exercise Shares or any part thereof. The Holder also represents that the entire legal and beneficial interests of this Warrant and Exercise Shares the Holder is acquiring under this Warrant is being acquired for, and will be held for, its account only.

4.2 Securities Are Not Registered.

(a) The Holder understands that this Warrant and the Exercise Shares have not been registered under the Securities Act of 1933, as amended (the “Act”) on the basis that no distribution or public offering of the stock of the Company is to be effected. The Holder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Holder has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities in each case in a transaction that would require registration under the Act. The Holder has no such present intention.

(b) The Holder recognizes that the Company has no obligation to register this Warrant or the Exercise Shares of the Company, or to comply with any exemption from such registration, other than as otherwise agreed by the Holder and the Company.

(c) The Holder is an “accredited investor” as defined in Regulation D promulgated under the Act.

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4.3 Disposition of Warrant and Exercise Shares.

(a) The Holder further agrees not to make any disposition of all or any part of this Warrant or Exercise Shares in any event unless and until:

(i) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement;

(ii) The Holder and the Company have otherwise agreed to the disposition of all or any part of this Warrant or Exercise Shares, including under a registration rights or similar agreement (and pursuant to and in accordance with such agreement); or

(iii) The Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with, if reasonably requested by the Company, an opinion of counsel, reasonably satisfactory to the Company for the Holder to the effect that such disposition will not require registration of such Warrant or Exercise Shares under the Act or any applicable state securities laws. The Company agrees that it will not require an opinion of counsel with respect to transactions under Rule 144 of the Act, except in unusual circumstances.

(b) The Holder understands and agrees that all certificates evidencing the shares to be issued to the Holder may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

5. ADJUSTMENT FOR [IPO,] RECAPITALIZATIONS, ETC. In the event of changes in the outstanding Common Stock by reason of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, or the like, the number and class of shares available under this Warrant in the aggregate and the Exercise Price shall be correspondingly adjusted to give the Holder of this Warrant, on exercise for the same aggregate Exercise Price, the total number, class, and kind of shares as the Holder would have owned had this Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment. Notwithstanding anything to the contrary herein, the number and class of shares available under the Warrant in the aggregate and the Exercise Price shall not be adjusted by reason of any stock dividends paid in kind on the Series X Preferred Stock. [In the event of the consummation of an IPO, this Warrant shall become exercisable for shares of the common stock of the resulting public parent entity (and all references herein to Common Stock shall be to the common stock of the resulting public parent entity).] The form of this Warrant need not be changed because of any adjustment in the number of Exercise Shares subject to this Warrant or the Exercise Price in accordance with this Warrant.

6. FRACTIONAL SHARES. No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Exercise Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Holder otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of an Exercise Share by such fraction.

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7. NO STOCKHOLDER RIGHTS. Until the exercise of this Warrant, this Warrant in and of itself shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. Nothing in this Section 7 shall limit the right of Holder to be provided the notices required to be provided pursuant to the terms of this Warrant.

8. TRANSFER OF WARRANT. The Holder may not transfer all or part of this Warrant to any transferee without the prior written consent of the Company. Any subsequent transferee shall agree in writing with the Company to be bound by all of the terms and conditions of this Warrant applicable to the Holder, and Holder and any subsequent transferee shall have delivered (and at all times shall be eligible to deliver) to the Company a valid and duly executed IRS Form W-9.

9. LOST, STOLEN, MUTILATED OR DESTROYED WARRANT. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may reasonably impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as the Warrant so lost, stolen, mutilated or destroyed. Any such new Warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant shall be at any time enforceable by anyone.

10. AMENDMENTS AND WAIVERS. Any term of this Warrant may be amended, waived or modified only with the written consent of the Company and the Holder. Any amendment, waiver or modification effected in accordance with this Section 10 shall be binding upon Holder, each future holder of this Warrant or the Exercise Shares and the Company.

11. NOTICES, ETC. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address listed on the signature page and to Holder at the address listed on the signature page, or at such other address as the Company or Holder may designate by ten (10) days advance written notice to the other parties hereto.

12. ACCEPTANCE. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

13. NO IMPAIRMENT. The Company will not, by amendment of its organizational documents or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be reasonably necessary or appropriate in order to protect the rights of Holder of this Warrant against impairment.

14. GOVERNING LAW. This Warrant and all rights, obligations and liabilities hereunder shall be governed by the laws of the State of Delaware.

15. COUNTERPARTS. This Warrant may be executed in two or more counterparts, which may be delivered by electronic transmission (including delivery of facsimile copies of signatures via email in PDF or similar readily accessible format), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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16. AUTOMATIC EXERCISE. In the event of, at any time during the Exercise Period, any capital reorganization, reclassification of the equity securities of the Company, consolidation or merger of the Company with or into another company or issuance of securities of the Company, if the holders of the voting securities of the Company that are outstanding immediately prior to the consummation of such transaction do not, immediately after the consummation of such transaction, hold voting securities that collectively possess at least a majority of the voting power of all the outstanding securities of the surviving entity of such transaction or such surviving entity’s parent entity, or the sale or other disposition of all or substantially all the properties and assets of the Company in its entirety to any other person (“Change of Control”), the Company shall provide to the Holder at least five (5) business days advance written notice of such Change of Control. If the Holder has not exercised this Warrant in full prior to, and the fair market value of one Exercise Share (as defined in Section 2.1) is greater than the Exercise Price as of, (a) the last day of the Exercise Period, then this Warrant shall (unless the Holder elects otherwise) automatically be deemed to be exercised pursuant to Section 2.1 (Net Exercise) as of immediately prior to such date as to all Exercise Shares for which it shall not previously have been exercised or (b) the consummation of a Change of Control in which all shares of Series X Preferred Stock are redeemed, then this Warrant shall, effective immediately prior to (and contingent upon the consummation of) such Change of Control, automatically be deemed on and as of such date to be exercised pursuant to Section 2.1 (Net Exercise) as to all vested Exercise Shares for which it shall not previously have been exercised and all unvested Exercise Shares shall be cancelled for no consideration (subject to the Minimum Exercise Amount). In connection with a Change of Control in which less than all of the shares of Series X Preferred Stock are redeemed, appropriate adjustment (as determined by the Company’s Board of Directors acting reasonably and in good faith) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of Holder to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the number of Exercise Shares that Holder is entitled to purchase) shall thereafter be applicable, as nearly as possible, in relation to any shares of common stock or other securities or other property thereafter deliverable upon the exercise of this Warrant following such Change of Control.

17. [MARKET STAND-OFF AGREEMENT. The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1, and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 16 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 1% of the Company’s outstanding Common Stock (based on the number of shares of Common Stock then

7

outstanding, assuming, without duplication, the exercise and conversion into Common Stock of all outstanding options, warrants and any other securities (including convertible preferred stock) or instruments of the Company that are convertible into Common Stock, but excluding shares owned or held by or for the account of the Company or any of its subsidiaries). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 16 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 16 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Company stockholders that are subject to such agreements, based on the number of shares subject to such agreements.]

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its duly authorized officer as of the date set forth above.

ASPIRATION, INC.[ASPIRATION PARTNERS, INC.]

By:

Name:

Title:

Address:

Agreed and Accepted:

HOLDER:

[ ]

By:

Name:

Title:

Address:

E-mail:

9

EXHIBIT A

NOTICE OF EXERCISE

TO: ASPIRATION PARTNERS, INC.

(1) ☐ The undersigned hereby elects to purchase ________ shares of Common Stock of Aspiration, Inc.[Aspiration Partners, Inc.] (the “Company”) pursuant to the terms of the attached Warrant, and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

☐ The undersigned hereby elects to purchase ________ shares of Common Stock of Aspiration, Inc.[Aspiration Partners, Inc.] (the “Company”) pursuant to the terms of the net exercise provisions set forth in Section 2.1 of the attached Warrant, and shall tender payment of all applicable transfer taxes, if any.

(2) Please issue a certificate or certificates (including in electronic format) representing said shares of Common Stock in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(3) Unless a current registration statement under the Securities Act of 1933, as amended, is in effect with respect to the securities to be issued upon exercise of this Warrant, or there is a valid exemption from registration of such securities, the Holder hereby confirms its investment intent as set forth in the Warrant with respect to such securities and acknowledges that the representations and warranties set forth in Section 4 of the Warrant as they apply to the undersigned continue to be true and correct as of this date.

(Date)	(Signature)

(Print name)

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EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and

supply required information, including an IRS Form W-9

from the assignee. Do not use this form to purchase

shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Dated: __________, 20__

Holder’s
Signature:

Holder’s
Address:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant and/or the Holder’s signature page thereto, without alteration or enlargement or any change whatever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

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Exhibit 10.5

Final Form

FORM OF

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ • ], 2021, is made and entered into by and among [Aspiration Inc.], a Delaware corporation (the “Company”) (formerly known as InterPrivate III Financial Partners Inc., a Delaware corporation), InterPrivate Acquisition Management III, LLC, a Delaware limited liability company (the “Sponsor”), certain former holders of shares of common stock, preferred stock and warrants of Aspiration Partners Inc., a Delaware corporation (“Aspiration Partners”), set forth on the signature pages hereto under the heading “Aspiration Partners Holders” (such holders, the “Aspiration Partners Holders”), the undersigned parties listed on the signature pages hereto under the heading “Existing Holders” (the “Existing Holders”), the undersigned parties listed on the signature pages hereto under the heading “Oaktree Holders” (such holders, the “Oaktree Holders”) and EarlyBirdCapital, Inc., a Delaware corporation (“EarlyBird” and, collectively with the Sponsor and the Existing Holders, the “IPVF Holders”). The IPVF Holders, the Aspiration Partners Holders, the Oaktree Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement are referred to herein as the “Holders” and each, a “Holder.”

RECITALS

WHEREAS, the Company, the Sponsor and EarlyBird are party to that certain Registration Rights Agreement, dated as of March 4, 2021 (the “Original RRA”);

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated as of August 18, 2021 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, InterPrivate III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company, InterPrivate III Merger Sub II LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company, and Aspiration Partners;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Aspiration Partners Holders received shares of Common Stock of the Company;

WHEREAS, on the date hereof, pursuant to the Merger Agreement and that certain Series X Preferred Stock Purchase Agreement, dated as of [•], 2021 (as it may be amended or supplemented from time to time), by and among the Company, certain Oaktree Holders and Aspiration Partners, the Oaktree Holders received warrants to purchase shares of Common Stock of the Company;

WHEREAS, as of the date hereof, certain other investors (such other investors, collectively, the “Third Party Investor Stockholders”) have agreed to purchase up to 20,000,000 shares of Common Stock in the aggregate (together with any Additional Shares (as defined in the Subscription Agreements) (the “Investor Shares”) in a transaction exempt from registration under the Securities Act (as defined below) pursuant to the respective Subscription Agreements (as defined in the Merger Agreement) (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

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WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is the Holder of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) as of the date hereof; and

WHEREAS, the Company and the Sponsor desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, after consultation with counsel to the Company, in the good faith judgment of the chief executive officer or the chief financial officer of the Company (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain a Misstatement, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Aspiration Partners” shall have the meaning given in the Preamble hereto.

“Aspiration Partners Holders” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the board of directors of the Company.

“Bylaws” shall mean the bylaws of the Company, as the same may be amended and/or restated from time to time.

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“Class A Common Stock” shall mean shares of Class A common stock, having a par value of $0.0001 per share, of the Company.

“Class B Common Stock” shall mean shares of Class B common stock, having a par value of $0.0001 per share, of the Company.

“Class C Common Stock” shall mean shares of Class C common stock, having a par value of $0.0001 per share, of the Company.

“Closing” shall have the meaning given in the Merger Agreement.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the United States Securities and Exchange Commission.

“Common Stock” shall mean Class A Common Stock, Class B Common Stock and Class C Common Stock.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Demanding Holders” shall mean, as applicable, (a) the IPVF Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the IPVF Holders, (b) the Aspiration Partners Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Aspiration Partners Holders, (c) the Oaktree Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Oaktree Holders or (d) any Holder meeting the Minimum Threshold.

“DTC” shall have the meaning given in Section 3.1.17.

“DWAC” shall have the meaning given in Section 3.1.17.

“EarlyBird” shall have the meaning given in the Preamble hereto.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Preamble hereto.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

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“Insider Letter” shall mean that certain letter agreement, dated as of March 4, 2021, by and among the Company, its officers, its directors and the Sponsor.

“Investor Shares” shall have the meaning given in the Recitals hereto.

“IPVF Holders” shall have the meaning given in the Preamble hereto.

“Issuer Filing” shall have the meaning given in Section 3.1.16.

“Joinder” shall have the meaning given in Section 5.10.

“Lock-up Period” shall mean (a) with respect to the IPVF Holders and their respective Permitted Transferees, the lock-up periods set forth in the Insider Letter and (b) with respect to the Aspiration Partners Holders and their respective Permitted Transferees, the Lock-up Period as defined in the Bylaws of the Company.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in Section 2.1.7.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean (a) with respect to the IPVF Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 7 of the Insider Letter and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; (b) with respect to the Aspiration Partners Holders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 7.12 of the Bylaws of the Company and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (c) with respect to all other Holders and their respective Permitted Transferees, any person or entity to whom such Holder of Registrable Securities is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

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“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Warrants” shall mean the warrants (including any shares of Common Stock issued or issuable upon the exercise of such warrants) pursuant to that certain Sponsor Private Placement Units Purchase Agreement, by and among the Sponsor and Company, and that certain Underwriter Private Placement Units Purchase Agreement, by and among EarlyBird and the Company, in each case, in a private placement transaction that occurred simultaneously with the closing of the Company’s initial public offering.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all materials incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any Additional Holder Common Stock; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) (i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

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“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the documented out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the Common Stock is then listed);

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable and documented fees and expenses of one legal counsel not to exceed $30,000 (and one local or foreign counsel in each applicable jurisdiction) selected by (i) in the case of an Underwritten Offering pursuant to Section 2.1.4, a majority-in-interest of the Demanding Holders initiating such Underwritten Offering (including, without limitation, a Block Trade or Other Coordinated Offering), as applicable, or (ii) in the case of a Piggyback Registration under Section 2.2 initiated by the Company for its own account or that of a Company stockholder other than pursuant to rights under this Agreement, a majority-in-interest of participating Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“SEC Guidance” shall have the meaning given in Section 2.1.7.

“Securities Act” shall mean the United States Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, a Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

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“Shelf Takedown” shall mean an Underwritten Shelf Takedown, Underwritten Demand Offering or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Support Agreement” shall mean the sponsor support agreement, dated August 18, 2021, by and among the Company, Aspiration Partners and Sponsor.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Offering” shall have the meaning given in Section 2.1.4.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

Article II

REGISTRATIONS and Offerings

2.1 Shelf Registration.

2.1.1 Filing. Within 30 calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the 10th

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business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. As soon as practicable following the effective date of a Shelf filed pursuant to this Section 2.1.1, but in any event within two business days of such date, the Company shall notify the Holders of the effectiveness of such Shelf. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. As soon as practicable following the effective date of a Shelf filed pursuant to this Section 2.1.2, but in any event within two business days of such date, the Company shall notify the Holders of the effectiveness of such Shelf. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

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2.1.3 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of an IPVF Holder or an Aspiration Partners Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the (i) IPVF Holders (other than EarlyBird), collectively, (ii) EarlyBird or (iii) the Aspiration Partners Holders, collectively.

2.1.4 Requests for Underwritten Offering. Subject to Section 3.4, following the expiration of the Lock-Up Period, (A) at any time and from time to time when an effective Shelf is on file with the Commission, a Demanding Holder may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to such Shelf (each, an “Underwritten Shelf Takedown”) and (B) to the extent the Company is not eligible to use a Registration Statement on Form S-3 after twelve months after the date of this Agreement, the Demanding Holders may require the Company file a Registration on Form S-1 to effect an Underwritten Offering of all or any portion of its Registrable Securities (“Underwritten Demand Offering”); provided, in each case, that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with an anticipated aggregate offering price, net of underwriting discounts and commissions, reasonably expected to exceed $50 million (the “Minimum Threshold”). All requests for Underwritten Shelf Takedowns or Underwritten Demand Offerings shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in such Underwritten Offering. Promptly (but in any event within 10 days) after receipt of a request for Underwritten Offering, the Company shall give written notice of the Underwritten Shelf Takedown or Underwritten Demand Offering to all other Holders of Registrable Securities and, subject to the provisions of Section 2.1.5, shall include in such Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein within five business days after sending such notice to Holders. The Company shall enter into an underwriting agreement in a form as is customary in underwritten offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Holders requesting such Underwritten Offering (which managing Underwriter or Underwriters shall be subject to approval of the Company, which approval shall not be unreasonably withheld) and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to facilitate the disposition of such Registrable Securities in accordance with the terms of this Agreement. In connection with any Underwritten Offering contemplated by this Section 2.1.4, subject to Section 3.4 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Company. Notwithstanding any other provision of this Agreement to the contrary, (i) the IPVF Holders (other than Earlybird) may demand not more than two Underwritten Offerings, (ii) Earlybird may demand not more than one Underwritten Offering, (iii) the Aspiration Partners Holders may demand not more than two Underwritten Offerings, (iv) the Oaktree Holders may not demand more than two Underwritten Offering and (v) the Company shall not be obligated to participate in more than four Underwritten Offerings in the aggregate, in each case, pursuant to this Section 2.1.4 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3 Shelf, that is then available for such offering.

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2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown or Underwritten Demand Offering, in good faith, advise the Demanding Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Demanding Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting (such maximum number of such securities, the “Maximum Number of Securities”) shall be allocated among all participating Holders thereof, including the Demanding Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each participating Holder; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

2.1.6 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown or Underwritten Demand Offering, a majority-in-interest of the Demanding Holders initiating such Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any Holder may elect to have the Company continue an Underwritten Offering if the Minimum Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the remaining Holders. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Offering or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if an Aspiration Partners Holder, an IPVF Holder or an Oaktree Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by such Aspiration Partners Holder, such IPVF Holder or such Oaktree Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

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2.1.7 New Registration Statement. Notwithstanding the registration obligations set forth in Section 2.1.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (ii) withdraw the Shelf Registration and file a new registration statement (a “New Registration Statement”), on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written guidance, comments, requirements or reasonable requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities to register a lesser amount of Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders. In the event the Company amends the Shelf Registration or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, following the expiration of the Lock-Up Period, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown or Underwritten Demand Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering solely of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, (vi) a Block Trade or (vii) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than 10 business days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity

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to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its or their opinion, the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2.1, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, shares of Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent the Maximum Number of Securities has not been reached under the foregoing clause (A), the shares of Common Stock as to which registration has been demanded pursuant to a separate written contractual arrangement with persons other than the Holders of Registrable Securities, (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof, pro rata, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), shares or Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration is pursuant to a request by persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, of such requesting persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable

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Securities pursuant to Section 2.2.1, pro rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Common Stock or other equity securities for the account of other persons that the Company is obligated to register pursuant to separate written contractual arrangements with such persons, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown or Underwritten Demand Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw all or any portion of its Registrable Securities from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown or Underwritten Demand Offering under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder participating in such Underwritten Offering that is an executive officer, director or Holder in excess of 5% of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

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2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten block trade or similar transaction or other transaction with a two-day or less marketing period (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, either (x) with an anticipated aggregate offering price reasonably expected to exceed $50 million or (y) of all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least five business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Holder in the aggregate may demand no more than two Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any 12-month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown or Underwritten Demand Offering pursuant to Section 2.1.4 hereof.

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Article III

COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto, the Company shall:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Sponsor or any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus and either (i) any underwriter overallotment option has terminated by its terms or (ii) the underwriters have advised the Company that they will not exercise such option or any remaining portion thereof;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, but in any case no later than the effective date of the applicable Registration Statement, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities or securities exchange as may be necessary by virtue of the

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business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed no later than the effective date of such Registration Statement;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.8 at least five days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all

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information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14 otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and to make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering;

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3.1.16 reasonably cooperate with each Holder that holds Registrable Securities being offered and sold and the Underwriter in any Underwritten Offering with respect to an applicable Registration Statement, if any, to facilitate the timely (i) preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities that have been offered and sold pursuant to such Registration Statement, and enable such certificates to be registered in such names and in such denominations or amounts, as the case may be, or (ii) crediting of the Registrable Securities that have been offered and sold pursuant to a Registration Statement to the applicable account (or accounts) with The Depository Trust Company (“DTC”) through its Deposit/Withdrawal At Custodian (“DWAC”) system, in any such case as such Holder or Underwriter, if any, may reasonably request;

3.1.17 for so long as this Agreement remains effective, use commercially reasonable efforts to (a) cause the Class A Common Stock to be eligible for clearing through DTC, through its DWAC system; (b) be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Common Stock; and (c) ensure that the transfer agent for the Class A Common Stock is a participant in, and that the Class A Common Stock is eligible for transfer pursuant to, DTC’s Fast Automated Securities Transfer Program (or successor thereto); and

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

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3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with applicable law), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (c) in the good faith judgment of the Board such Registration, be seriously detrimental to the Company and its holders of capital stock and it is therefore essential to defer such filing, initial effectiveness or continued use at such time, the Company shall have the right, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 During the period starting with the date 90 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 90 days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf, or if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown or Underwritten Demand Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4 for not more than 90 consecutive days or more than 120 total calendar days in each case during any 12-month period.

3.5 Company Covenants. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:

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3.5.1 at all times while it shall be a reporting company under the Exchange Act, to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5;

3.5.2 that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Section 4(a)(1) of the Securities Act or Rule 144 promulgated under the Securities Act (or any successor rule then in effect), and upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements;

3.5.3 not to file any Registration Statement or Prospectus included therein or any other filing or document (other than this Agreement) with the Commission that refers to any Holder of Registrable Securities by name or otherwise without the prior written approval of such Holder, which may not be unreasonably withheld, unless required by applicable law or any publicly-available written guidance of the staff of the Commission or any comments, requirements or requests of the staff of the Commission; and

3.5.4 upon request of a Holder, the Company shall use commercially reasonable efforts to (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Common Stock or Private Placement Warrants restricting further transfer (or any similar restriction in book entry positions of such Holder) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Holder is a party, including if such shares subject to such a restriction have been sold pursuant to a Registration Statement, (ii) request the Company’s transfer agent to issue in lieu thereof shares of Common Stock or Private Placement Warrants without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Common Stock, or warrant certificates evidencing such Private Placement Warrants or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use commercially reasonable efforts to cooperate with such Holder to have such Holder’s shares of Common Stock or Private Placement Warrants, as the case may be, transferred into a book entry position at DTC, in each case, subject to delivery of customary documentation, including any documentation required by such restrictive legend or book entry notation.

Article IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and reasonable out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in or

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incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of

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money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

Article V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile.

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Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt of the intended recipient or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Aspiration Inc., 4640 Admiralty Way, Suite 725, Marina Del Rey, CA 90292, Attention: Legal Department, Email: [***], and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective ten days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the Aspiration Partners Holders, EarlyBird, the Oaktree Holders and the Sponsor, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (w) each of the Aspiration Partners Holders shall be permitted to transfer its rights hereunder as the Aspiration Partners Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Aspiration Partners Holder (it being understood that no such transfer shall reduce or expand any rights of such Aspiration Partners Holder or such transferees), (x) EarlyBird shall be permitted to transfer its rights hereunder as EarlyBird to one or more affiliates or any direct or indirect partners, members or equity holders of EarlyBird (it being understood that no such transfer shall reduce or expand any rights of EarlyBird or such transferees), (y) each of the Oaktree Holders shall be permitted to transfer its rights hereunder as the Oaktree Holders to one or more affiliates or direct or indirect partners, members or equity holders of such Oaktree Holder (it being understood that no such transfer shall reduce or expand any rights of such Oaktree Holder or such transferees) and (z) the Sponsor shall be permitted to transfer its rights hereunder as the Sponsor to one or more of its affiliates or any direct or indirect partners, members or equity holders of the Sponsor (it being understood that no such transfer shall reduce or expand any rights of the Sponsor or such transferees).

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

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5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE EXCLUSIVELY IN THE SUPREME COURT OF THE STATE OF NEW YORK, NEW YORK COUNTY, AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF NEW YORK, NEW YORK COUNTY, OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK.

5.5 TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of at least a majority-in-interest of the then outstanding Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity)

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shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than (i) the Third Party Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of March 4, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of the Company or Aspiration granted under any other agreement, including, but not limited to, the Original RRA and that certain Third Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2019, by and among Aspiration and the other parties thereto, any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

5.8 Term. This Agreement shall terminate on the earlier of (a) the fifth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor and each Aspiration Partners Holder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least 5% of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

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5.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
[ASPIRATION INC.] a Delaware corporation
By:
Name:
Title:

HOLDERS:
INTERPRIVATE ACQUISITION MANAGEMENT III, LLC a Delaware limited liability company
By:
Name:
Title:

EARLYBIRD CAPITAL INC. a Delaware corporation

By:
Name:
Title:

[ • ]

By:
Name:
Title:

ASPIRATION PARTNERS HOLDERS:
[ • ]

By:
Name:
Title:

EXISTING HOLDERS:
[ • ]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

OAKTREE HOLDERS:

OCM ASPIRATION HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among [______], a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [    ].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder
Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of

____________, 20__
[________]

By:
Name:
Its:

Exhibit 99.1

Aspiration Secures $315 Million of Incremental Equity from Oaktree and Affiliates of Steve

Ballmer in Advance of Closing Business Combination

LOS ANGELES – December 15, 2021 – Aspiration (“Aspiration” or the “Company”), a global leader in Sustainability as a Service solutions for consumers and companies, and InterPrivate III Financial Partners Inc. (NYSE: IPVF) (“InterPrivate III”), a publicly-traded special purpose acquisition company, announced today that the Company has secured $315 million of incremental equity financings from funds managed by Oaktree Capital Management, L.P. (“Oaktree”), a leading global alternative investment management firm, and investment affiliates of businessman and investor Steve Ballmer (“Ballmer”). The new financing includes $250 million in proceeds from the issuance of non-convertible perpetual preferred stock, paying an 8% dividend and redeemable by investors after 9 years, $50 million of investment in the form of mandatorily convertible pre-merger securities of Aspiration purchased at a SPAC equivalent price of $11 and $15 million of investment in the form of an IPVF common stock PIPE priced at $11 per share closing concurrently with the business combination.

“As fighting climate change continues to become front and center for more people and businesses, Aspiration’s technology, brand and community of members make it one of the most significant new companies in the public markets,” said Steve Ballmer.

“Aspiration is a category creator at the intersection of the growing fintech and sustainability industries,” said Brian Laibow, Managing Director and Co-Head of North America for Oaktree’s Global Opportunities strategy. “We’re delighted to partner with the Aspiration team as they continue to scale their growth and impact.”

“Raising significant equity now at a premium to the initial deSPAC valuation, coupled with non-dilutive long-term preferred financing, demonstrates a recognition of Aspiration’s accelerated growth this year,” said Aspiration CEO Andrei Cherny. “The switch to sustainability will likely be the largest, fastest shift in behavior in human history and we are proud to welcome the support of such respected investors as we move toward a historic listing to bring sustainability services and ESG-driven financial solutions to the public market.”

Ahmed Fattouh, Chairman and CEO of InterPrivate III, added, “The Oaktree and Ballmer financings, secured on attractive terms, confirm our thesis and significantly increase the minimum proceeds available for Aspiration to fully execute against all of its growth initiatives. Our confidence has only grown as Aspiration has generated impressive operating results, forged promising new strategic partnerships, and added world-class investors.”

This additional capital broadens and deepens the roster of blue-chip institutions and leading investors supporting the closing of Aspiration’s business combination, which is expected to close in the first quarter of 2022, subject to approval by InterPrivate III’s shareholders and the satisfaction or waiver of other closing conditions identified in the business combination agreement entered into by Aspiration and InterPrivate III. Aspiration now expects cumulative net proceeds exceeding $700 million inclusive of these financings, together with the original $200 million common stock PIPE entered into in August of 2021 and assuming no redemptions from InterPrivate’s approximately $260 million trust account.

Union Square Advisors LLC served as the exclusive financial advisors to Aspiration leading the equity financing transaction with Oaktree. Latham & Watkins LLP served as legal advisor to Aspiration, Sullivan & Cromwell LLP served as legal advisor to Oaktree and White & Case LLP served as legal advisor to InterPrivate III.

Recent News Developments

Today’s investment news follows other important developments at Aspiration:

•

On November 16, 2021, Aspiration announced a partnership with Hanwha Life Insurance Company and Hanwha Solutions, two subsidiaries of Hanwha Group, to bring Aspiration’s sustainability financial solutions, ESG consulting services, global reforestation program, and verified carbon offsets to the South Korean market.

•

On November 22, 2021, Aspiration announced its strategic partnership agreement with Qatar Free Zones Authority (QFZA) and Doha Venture Capital (DVC) to expand access to sustainability services in the region, in line with QFZA’s efforts to develop the world’s first net zero free zones. As part of the agreement, Aspiration will set up operations in Qatar Free Zones to deliver sustainability services, carbon neutrality solutions, and green financial solutions to customers in the Free Zones, Qatar, and across the Middle East and North Africa.

•	On December 10, 2021, Aspiration announced a multi-year partnership setting the stage for Athletes Unlimited to run the first U.S.-based carbon neutral professional sports league.

About Aspiration Partners, Inc.

Aspiration is a leading platform to help people and businesses put automated sustainable impact into their hands and integrate it into their daily lives. Aspiration has earned the trust of its more than 5 million members by helping them spend, save, shop, and invest to both “Do Well” and “Do Good.” Aspiration Partners, Inc. is a certified B Corp. For more information, visit Aspiration.com or Aspiration.com/business. Still and video media assets can be found at https://tinyurl.com/56u3yu3z.

About InterPrivate III Financial Partners Inc.

InterPrivate III Financial Partners Inc., led by Chairman & CEO Ahmed Fattouh, President Nicholaos Krenteras, and Vice Chairman Sunil Kappagoda, is a blank check company whose business purpose is to effect a business combination with one or more businesses in the financial services or fintech sectors. InterPrivate III’s Board of Directors includes globally recognized financial services leaders including: former BankOneChairman, John McCoy; former Lucent and Verifone Chairman, Rich McGinn; Pine Brook founder and former Warburg Pincus Vice Chairman, Howard Newman; and fintech investor Gordy Holterman.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY

AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Contacts

Aspiration Investor Relations

investors@Aspiration.com

Aspiration Public Relations

press@aspiration.com

InterPrivate III Financial Partners Inc.

Investor Relations

ir@interprivate.com

InterPrivate Capital

Charlotte Luer

Investor Relations

ir@interprivate.com